Form 20-F
period 2019-06-30
Huitao Technology Co., Ltd.
filed 2019-11-15
CIK 1747661

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-226308

Huitao Technology Co., Ltd.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

(Address of Principal Executive Offices)

Yang (Sean) Liu

Chief Executive Officer

Tel: +86 10 82525361

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.001	HHT	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of June 30, 2019 was: 7,174,626 ordinary shares, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting  Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

HUITAO TECHNOLOGY CO., LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Huitao Technology” refer to Huitao Technology Co., Ltd., a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On October 31, 2019, the cash buying rate announced by the People’s Bank of China was RMB7.0395 to $1.00.

Unless indicated otherwise, references to

●	“China,” “Chinese” and “PRC,” are references to the People’s Republic of China;

●	“BVI” refers to the British Virgin Islands;

●	“Huitao Technology,” “Huitao,” “the Company,” “we,” “us,” or “our,” are references to the combined business of Huitao Technology Co., Ltd. and its wholly-owned subsidiaries, BVI-ACM, CACM and China-ACMH, as well as its VIE entity Xin Ao;

●	“BVI-ACM” refers to Xin Ao Construction Materials, Inc;

●	“CACM” refers to CACM Group NY, Inc.

●	“China-ACMH” refers to Beijing Ao Hang Construction Materials Technology Co., Ltd.;

●	“Xin Ao” refers to Beijing Xin Ao Concrete Group Co., Ltd.;

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding the market for our concrete products and services;

●	our expectations regarding the continued growth of the concrete industry;

●	our beliefs regarding the competitiveness of our products;

●	our expectations regarding the expansion of our manufacturing capacity;

●	our expectations with respect to increased revenue growth and our ability to maintain profitability resulting from increases in our production volumes;

●	our future business development, results of operations and financial condition;

●	competition from other manufacturers of concrete products;

●	the loss of any member of our management team;

●	our expectations regarding outstanding litigation and guarantee claims;

●	our expectations regarding the financing of our business;

●	our ability to integrate acquired subsidiaries and operations into existing operations;

●	market conditions affecting our equity capital;

●	our ability to successfully implement our selective acquisition strategy;

●	changes in general economic conditions;

●	changes in accounting rules or the application of such rules;

●	any failure to comply with the periodic filing and other requirements of The Nasdaq Stock Market, or Nasdaq, for continued listing;

●	any failure to identify and remediate the material weaknesses or other deficiencies in our internal control and disclosure control over financial reporting;

●	the initiation of any civil litigation, regulatory proceedings, government enforcement actions or other adverse effects as a result of the restatements of our Annual Report on form 10-K for the fiscal year ended June 30, 2017 and quarterly reports on Form 10-Q for the periods ended March 31, 2018, December 31, 2017 and September 30, 2017 (herein referred to as “Restated Reports” or “Restatement”).

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended June 30, 2019, 2018 and 2017 and the selected consolidated balance sheets data as of June 30, 2019 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

The following table presents our summary consolidated statements of income and comprehensive income data:

	For the Years Ended
	2019	2018	2017
Revenues	$43,651,923	$45,734,647	$45,048,413
Cost of revenues	39,093,782	39,022,360	43,953,477
Gross profit	4,558,141	6,712,287	1,094,936
Provision for doubtful accounts	(2,559,785)	(2,184,221)	(3,352,063)
Selling, general and administrative expenses	(5,996,609)	(5,301,168)	(5,380,702)
Research and development expenses	(223,668)	(1,182,133)	(846,438)
Stock compensation expense	(4,592,200)	(1,388,501)	(289,000)
Loss from operations	(8,814,121)	(3,343,736)	(8,773,267)
Other expense, net	(5,574,409)	(4,056,229)	(2,264,853)
Loss before provision for income taxes	(14,388,530)	(7,399,965)	(11,038,120)
Provision for income taxes	-	-	-
Net loss	$(14,388,530)	$(7,399,965)	$(11,038,120)

The following table presents our summary consolidated balance sheet data:

	As of June 30,
	2019	2018
Cash and cash equivalents	$347,486	$1,098,691
Accounts and notes receivable, net (including related party)	37,010,458	43,322,463
Other current assets	15,147,569	6,230,520
Plant and equipment, net	1,659,520	2,748,409
Total assets	54,165,033	53,400,083
Total liabilities	(53,644,235)	(43,697,875)
Total shareholders’ equity	$520,798	$9,702,208

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business

Liquidity and Going Concern Considerations

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. The Company’s business is capital intensive and the Company is highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes have been utilized to finance the working capital requirements and the capital expenditures of the Company. The Company’s working deficit was approximately $1.1 million as of June 30, 2019. As of June 30, 2019, the Company had cash on-hand of approximately $0.3 million, with remaining current assets mainly composed of accounts receivable and prepayments and advances.

Although the Company believes that it can realize its current assets in the normal course of business, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management has considered its historical experience, the economic environment, trends in the construction industry in the PRC, the expected collectability of its accounts receivable and other receivables and the realization of the prepayments on inventory, and provided an allowance for doubtful accounts as of June 30, 2019. The Company expects to realize the balance of its current assets, net of the allowance for doubtful accounts within the normal operating cycle of twelve months.

However, the Company is involved in various lawsuits, claims and disputes related to its operations and the personal guarantees of its officers to affiliated entities owned by them. The Company is actively defending these actions and attempting to mitigate the Company’s exposure to any liability in excess of the current provision of approximately $6.6 million, (see Note 14 in the accompanying notes to the consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on the Company’s consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $26.7 million (see Note 14 in the accompanying notes to the consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve the Company principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws. Mr. Han and Mr. He have agreed to indemnify the Company for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, the Company’s working deficit as of June 30, 2019 could be increased from approximately $1.1 million to a net working deficit of approximately $27.8 million.

In addition, the Company is in payment and technical default under its bank loan agreement for which the bank has filed with the PRC courts which has issued a demand notice in May 2019 for the immediate repayment of the outstanding loans. No repayments have been made and the balance at June 30, 2019 is approximately $ 24.7 million.

The management of the Company has considered whether there is a going concern issue due to the Company’s recurring losses from operations, the default of the Company’s bank loans, the estimated claims charges and the possible additional exposure for pending actions against Company which is presently unknown. Management has determined there is substantial doubt about our ability to continue as a going concern. If the Company is unable to generate significant revenue, secure the continued forbearance of its bank and/or additional financing or resolve any pending estimated claim charges, the Company may be required to cease or curtail its operations. The Company’s financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management is trying to alleviate the going concern risk through equity financing, obtaining additional financial support and credit guarantee commitments and debt restructuring for most litigation liabilities.

Our business is subject to the risk of supplier concentration.

Our top five suppliers provide approximately 34.9% of the sourcing of the raw materials for our concrete production business for the year ended June 30, 2019. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of one of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost revenue, added costs and distribution delays that could harm our business and customer relationships. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our distribution agreements or any adverse change in the terms of such agreements, which could have an adverse impact on our revenues and profitability.

We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries.

Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses or payments incurred may have a material adverse effect on our operating performance if such losses or payments are not fully insured.

Our planned expansion and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints.

We intend to expand new production facilities during the next few years. The costs projected for our planned expansion and technical improvement projects and expansion may exceed those originally contemplated. Costs savings and other economic benefits expected from these projects may not materialize as a result of any such project delays, cost overruns or changes in market circumstances.

To make improvements at our currently existing plant, we do not need to apply for regulatory approval. However, in order to build a new concrete plant, we will need to (i) apply for a business license from the local Administration of Industry and Commerce, (ii) apply for an Industry Qualification Certificate from the local Municipal Construction Committee, and (iii) receive environmental approval from the local Environmental Protection Bureau in the relevant district area. There is no guarantee that we will be able to obtain these regulatory approvals in a timely manner or at all.

We cannot assure you that our growth strategy will be successful.

One of our strategies is to grow through increasing the distribution and sales of our products by penetrating existing markets in China and entering new geographic markets in China. However, many obstacles to entering such new markets exist including, but not limited to, competition from established companies in such existing markets in China. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

If we fail to effectively manage our growth and expand our operations, our business, financial condition, results of operations and prospects could be adversely affected.

Our future success depends on our ability to expand our business to address growth in demand for our products and services. In order to maximize potential growth in our current and potential markets, we believe that we must expand our manufacturing and marketing operations. Our ability to accomplish these goals is subject to significant risks and uncertainties, including:

●	the need for additional funding to construct additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

●	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and manufacturing services provided by third-party manufacturers or subcontractors;

●	our receipt of any necessary government approvals or permits that may be required to expand our operations in a timely manner or at all;

●	diversion of significant management attention and other resources; and

●	failure to execute our expansion plan effectively.

To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures, and controls, including improvements to our accounting and other internal management systems, by dedicating additional resources to our reporting and accounting function, and improvements to our record keeping and contract tracking system. We will also need to recruit more personnel and train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our existing customers and find new customers for our services. There is no guarantee that our management can succeed in maintaining and expanding these relationships.

If we encounter any of the risks described above, or if we are otherwise unable to establish or successfully operate additional capacity or increase our output, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability and, consequently, our business, financial condition, results of operations, and prospects will be adversely affected.

If we are unable to accurately estimate the overall risks or costs associated with a project on which we are bidding on, we may achieve a profit lower than anticipated or even incur a loss on the contract.

Substantially all of our revenues and contract backlog are typically derived from fixed unit price contracts. Fixed unit price contracts require us to perform the contract for a fixed unit price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause the contract not to be as profitable as we expected, or may cause us to incur losses. This, in turn, could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on those contracts can vary, sometimes substantially, from the original projections due to a variety of factors, including, but not limited to:

●	onsite conditions that differ from those assumed in the original bid;

●	delays caused by weather conditions;

●	later contract start dates than expected when we bid on the contract;

●	contract modifications creating unanticipated costs not covered by change orders;

●	changes in availability, proximity and costs of materials, including steel, concrete, aggregate and other construction materials (such as stone, gravel and sand), as well as fuel and lubricants for our equipment;

●	availability and skill level of workers in the geographic location of a project;

●	our suppliers’ or subcontractors’ failure to perform;

●	fraud or theft committed by our employees;

●	mechanical problems with our machinery or equipment;

●	citations issued by governmental authorities

●	difficulties in obtaining required governmental permits or approvals;

●	changes in applicable laws and regulations; and

●	claims or demands from third parties alleging damages arising from our work or from the project of which our work is part.

Economic downturns or reductions in government funding of infrastructure projects could significantly reduce our revenues.

Our business is highly dependent on the amount of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and national or local government spending levels. Decreases in government funding of infrastructure projects could decrease the number of civil construction contracts available and limit our ability to obtain new contracts, which could reduce our revenues and profits.

Our concrete production plant in Beijing may be subject to a general city rezoning plan which, if implemented in the future, may require us to relocate or possibly permanently shut down certain of this plant.

Our concrete production plant in Beijing may be subject to a general city rezoning plan which has been prepared by the Beijing municipal government. Under the rezoning plan, it is intended that the properties where this plant is located will be rezoned from industrial to commercial use. If and when implemented in respect of those properties, the rezoning plan may require us to vacate these properties and relocate the plant. In the event we are required to vacate the plant, we would implement certain strategies to minimize any loss of production capacity during relocation. There can be no assurance that our strategies to deal with the relocation of the facilities can be implemented, or that such strategies can be implemented before we are required to vacate the plant due to the proposed general city rezoning plan. If we are required to relocate the plant, our results of operations and financial condition may be materially and adversely affected.

Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

We produce, sell and deliver ready-mix concrete, and rely on suppliers, that have in the past and may in the future experience financial difficulties, particularly in light of recent conditions in the credit markets and the overall economy that affected access to capital and liquidity. As a result, we devote significant resources to monitor receivables and inventory balances with certain of our customers. If our customers experience financial difficulty, we could have difficulties recovering amounts owed to us from these customers, or demand for our services from these customers could decline. Furthermore, the government tightened monetary policy in order to regulate inflation, which in turn led to delayed payment on our housing construction projects. Due to concern over inflation, the Chinese government began to tighten its monetary policy from October of 2010, which affected the real estate and construction industries adversely. As a result, our accounts receivable increased and the provision for doubtful accounts also increased. Some of our customers appeared to suffer from declining business and shortage in cash. The allowance for doubtful accounts increased to approximately $21.2 million as of June 30, 2019, compared to approximately $19.3 million as of June 30, 2018. In fact, our provision for doubtful accounts, as a percentage of our overall accounts receivable, has increased from approximately 31% as of June 30, 2018, to approximately 36.5% as of June 30, 2019. The inability to collect on our outstanding accounts receivable could adversely affect our operating cash flows and reduce our working capital. As a result, we may suffer material write-offs on our accounts receivable. The inability of our suppliers to supply us with needed raw materials could adversely affect our production process and therefore, we may not be able to fulfill our contract arrangements with customers.

We rely on internal models to manage risk, to provide accounting estimates and to make other business decisions. Our results could be adversely affected if those models do not provide reliable estimates or predictions of future activity.

We rely heavily on internal models in making a variety of decisions crucial to the successful operation of our business, including the allowance for doubtful accounts and other accounting estimates. It is therefore important that our models are accurate, and any failure in this regard could have a material adverse effect on our results. Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as credit demand, payment rates, default rates, delinquency rates and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model’s intended use. In particular, models are less dependable when the economic environment is outside of historical experience, as has been the case recently. Due to the factors described above and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we may, among other things, experience actual write-offs that exceed our estimates and which are possibly greater than our allowance for doubtful accounts, or which require material adjustments to the allowance. Unanticipated and excessive default and write-off experience can adversely affect our profitability and financial condition and adversely affect our ability to finance our business.

Our business will be damaged if project contracts with the Chinese government, for which we may act as a subcontractor are cancelled.

We do not enter into any contracts directly with the Chinese government. For contracts that are funded by the Chinese government, we place bids and enter into subcontracts with the private entity prime contractor. A sudden cancellation of a prime contract, and in turn our subcontract, could cause our equipment and work crews to remain idle for a significant period of time until other comparable work becomes available. This idle time could have a material adverse effect on our business and results of operations.

Our industry is highly competitive, with numerous larger companies with greater resources competing with us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

Our competition includes a number of state-owned and large private PRC-based manufacturers and distributors that produce and sell products similar to ours. We compete primarily on the basis of quality, technological innovation and price. Essentially all of the contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, though other factors such as shorter schedules or prior experience with the customer are often just as important. Within our markets, we compete with many national, regional and local state-owned and private construction firms. Some of these competitors have achieved greater market penetration or have greater financial and other resources than us. In addition, there are a number of larger national companies in our industry that could potentially establish a presence in our markets and compete with us for contracts. As a result, we may need to accept lower contract margins in order to compete against these competitors. If we are unable to compete successfully in our markets, our relative market share and profits could be reduced.

We could face increased competition in our principal market.

Our principal market, Beijing, has enjoyed stronger economic growth and a higher demand for construction than other regions of China. As a result, we believe that competitors will try to expand their sales and build up their distribution networks in our principal market. We anticipate that this trend will continue and likely accelerate. Increased competition may have a material adverse effect on our financial condition and results of operations.

Our dependence on subcontractors and suppliers of materials could increase our costs and impair our ability to compete on contracts on a timely basis or at all, which would adversely affect our profits and cash flow.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We do not bid on contracts unless we have the necessary subcontractors committed for the anticipated scope of the contract and at prices that we have included in our bid. Therefore, to the extent that we cannot obtain third-party subcontractors, our profits and cash flow will suffer.

We may have inadvertently violated Section 13(k) of the Exchange Act and may be subject to sanctions as a result.

Section 13(k) of the Securities Exchange Act of 1934 (Section 402 of the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”) provides that it is unlawful for a company that has a class of securities registered under Section 12 of the Exchange Act to, directly or indirectly, including through any subsidiary, extend or maintain credit in the form of a personal loan to or for any director or executive officer of the company. We overlooked this prohibition and Xin Ao, our VIE, inadvertently made certain advances and provided a guarantee to Beijing Lianlv Technology Group Co. Ltd., an entity controlled by Mr. Han and Mr. He our former chief executive and former chief financial officers. Such advance and guarantee may have violated Section 13(k). Issuers who are found to have violated Section 13(k) may be subject to civil sanctions, including injunctive remedies and monetary penalties, as well as criminal sanctions. The imposition of any of such sanctions on the Company could have a material adverse effect on our business, financial position, results of operations or cash flows.

We have identified material weaknesses in our internal control over financial reporting, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and which may lead to a decline in our stock price.

On October 6, 2018, the Audit Committee of the Board of Directors, after consultation with the Company’s then independent registered public accounting firm, Friedman LLP (“Friedman”) concluded, that the Company’s audited financial statements at and for the year ended June 30, 2017 contained in the Company’s Annual Report on Form 10-K originally filed with the SEC on as well the unaudited financial statements at and for the periods ended March 31, 2018, December 31, 2017 and September 30, 2017 contained in the Company’s Quarterly Reports on Form 10-Q originally filed on November 15, 2017, February 13, 2018 and May 15, 2018, respectively, should no longer be relied upon. The Company’s review of the above-mentioned filings revealed that the financial statements in such filings contained errors primarily as a result of omission of certain contingencies. As a result of such review, the Company has decided to make certain corrections to include certain contingencies disclosure in the aforementioned consolidated financial statements and notes thereto. The Company also evaluated whether any of the contingencies’ losses should be recorded in the aforementioned consolidated financial statements and recorded $1.2 million of contingent liabilities for the year ended June 30, 2018. As a result of the errors described above, management has concluded that the Company’s internal control over financial reporting and its disclosure controls and procedures were not effective as of the ends of each of the applicable restatement periods.

Furthermore, as discussed in “Part II, Item 15. Controls and Procedures,” our management has identified material weaknesses in our internal control over financial reporting, which were not remediated as of June 30, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

We did not maintain an effective control environment as there was an insufficient complement of personnel with appropriate accounting knowledge, experience and competence, resulting in incorrect application of accounting principles generally accepted in the United States of America (“U.S. GAAP”). This material weakness contributed to the following material weaknesses. We did not maintain effective controls over our financial close process. Also, we did not design and maintain effective controls over the review of supporting information to determine the completeness and accuracy of the accounting for complex transactions, specifically related to the business combination that occurred on September 9, 2016, which resulted in an incorrect application of U.S. GAAP that resulted in material misstatements and a restatement of our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2016.

As of the date of this Annual Report, we are re-assessing the design of our controls and modifying processes related to the identification and reporting for contingencies. However, there can be no assurance that we will be able to fully remediate our existing material weaknesses or that our internal control over financial reporting will not suffer in the future from other material weaknesses, thus making us unable to prevent or detect on a timely basis material misstatements in our periodic reports with the SEC. If we fail to remediate these material weaknesses or otherwise maintain effective internal control over financial reporting in the future, the existence of one or more internal control deficiencies could result in errors in our financial statements, and substantial costs and resources may be required to rectify internal control deficiencies.   If we cannot produce reliable financial reports, we may have difficulty in filing timely periodic reports with the SEC, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be materially harmed. In addition, any failure to remediate the existing material weaknesses or a failure to maintain effective internal control over financial reporting could negatively impact our results of operations, cash flows and financial condition, subject us to potential litigation and regulatory inquiry and cause us to incur additional costs in future periods relating to the implementation of remedial measures.

Matters relating to or arising from the restatements, Audit Committee investigation and the associated material weaknesses identified in our internal control over financial reporting, including adverse publicity, have caused us to incur significant legal, accounting and other professional fees and other costs, have exposed us to greater risks associated with other civil litigation, regulatory proceedings and government enforcement actions, have diverted resources and attention that would otherwise be directed toward our operations and implementation of our business strategy and may impact our ability to attract and retain customers, employees and vendors, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act or Chinese anti-corruption law could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. Chinese anti-corruption law also strictly prohibits bribery of government officials. We have operations, agreements with third parties and make sales in China, where corruption may occur. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants, sales agents or distributors of our Company, even though these parties are not always subject to our control. It is our policy to implement safeguards to prevent these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible.

Violations of the FCPA or other anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the United States government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks U.S. public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act. Our senior management does not have experience managing a U.S. publicly traded company and lacks knowledge about the Sarbanes-Oxley Act. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management are unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a U.S. publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Yang (Sean) Liu, our Chairman and Chief Executive Officer and Lili Jiang, our director and Chief Financial Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, operational and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete the institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the reclamation, technical, and marketing aspects of our business, any part of which could be harmed by turnover in the future.

Certain of our existing stockholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Our Chief Executive Officer, Yang (Sean) Liu, owns approximately 1.6% of our outstanding voting securities and our Chief Financial Officer, Lili Jiang, owns approximately 1.6% of our outstanding voting securities as of the date of this annual report, in a fully-diluted share base.  As a result, each have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares.

We will require additional capital and we may not be able to obtain it on acceptable terms or at all.

We will require additional cash resources due to current and any changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	our current financial position and the continuing going concern and litigation issues;

●	investors’ perception of, and demand for, securities of Chinese-based companies involved in construction supply or concrete industries;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations, financial condition and cash flows; and

●	economic, political and other conditions in China.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to potential risks relating to our internal controls over financial reporting.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, the auditor attestation will not be required as long as our filing status remains as a smaller reporting company, but we may cease to be a smaller reporting company in future years, in which case we will be subject to the auditor attestation requirement. We were subject to management report for the fiscal year ended June 30, 2019, and a report of our management for the 2019 fiscal year is included under Item 15 of this annual report concluding that, as of June 30, 2019, our internal controls over financial reporting were not effective. If we cannot remediate the material weakness identified in a timely manner or, if and when we are subject to the auditor attestation report requirement, we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements, which could adversely affect the price of our ordinary shares.

We have limited insurance coverage for our operations in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China except for insurance on some company owned vehicles. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

We may not be current in our payment of social insurance and housing accumulation fund for our employees and such shortfall may expose us to relevant administrative penalties.

The PRC laws and regulations require all employers in China to fully contribute their own portion of the social insurance premium and housing accumulation fund for their employees within a certain period of time. Failure to do so may expose the employers to make rectification for the accrued premium and fund by the relevant labor authority. Also, an administrative fine may be imposed on the employers as well as the key management members. As of June 30, 2019, Xin Ao has fully contributed the social insurance premium and housing accumulation fund according to PRC laws and regulations.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our concrete manufacturing operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Applicable law required that we obtain an environmental impact report and environmental approval from the environmental protection administration prior to obtaining the business license and construction enterprise qualification certificate for Xin Ao. However, the local administration of industry and commerce and the Beijing Municipal Construction Commission did not require Xin Ao to provide the environmental impact report and environmental approval, and Xin Ao has not received any notice of non-compliance nor has any fine or other penalty been assessed. However, the environmental protection administration may in the future require that Xin Ao provide the applicable report and apply for the required environment approval. Our failure to have complied with the applicable laws regarding delivery of the report may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense. In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

If we are unable to realize the current assets within the normal operating cycle, the Company may not have sufficient funds to meet our working capital requirements and debt obligations as they become due.

Our business is capital intensive and highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes, have been utilized to finance the working capital requirements and the capital expenditures of the Company. We are currently in default of our bank loan agreement and the bank has demanded repayment in accordance with a court order. There are a number of factors, such as the demand for the Company’s products, economic conditions, the competitive pricing in the concrete-mix industry, the Company’s operating results not continuing to deteriorate and the Company’s bank and shareholders being able to provide continued support, might result in insufficient funds to meet our working capital requirements, operating expenses and capital expenditure obligations. Due to recurring losses, the Company’s working deficit was approximately $1.1 million as of June 30, 2019 as compared to a working capital of $7.0 million as of June 30, 2018. As of June 30, 2019, cash on-hand balance of approximately $0.3 million with the remaining current assets are mainly composed of accounts receivables and prepayments and advances. If we fail to realize the current assets within the normal operating cycle, or if we are otherwise unable to establish other available funds, we may not have sufficient funds to meet our working capital requirements and debt obligations, grow our business and revenues, reduce our operating costs and, consequently, our business, financial condition, results of operations, and prospects will be adversely affected.

Risks Related to Doing Business in China

In order to comply with PRC regulatory requirements, we operate our businesses through companies with which we have contractual relationships but in which we do not have controlling ownership. If the PRC government determines that our agreements with these companies are not in compliance with applicable regulations, our business in the PRC could be materially adversely affected.

We do not have direct or indirect equity ownership of our variable interest entity, or VIE, Xin Ao, which operates all our businesses in China. At the same time, however, we have entered into contractual arrangements with Xin Ao and its individual owners pursuant to which we received an economic interest in, and exert a controlling influence over Xin Ao, in a manner substantially similar to a controlling equity interest.

Although we believe that our current business operations are in compliance with the current laws in China, we cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC regulations that may be adopted in the future. There have been recent reports of potential PRC government efforts to regulate or perhaps limit the use of VIE structures for new foreign investment, particularly in the internet and other telecommunications industries. We are monitoring developments in this area and do not believe any adverse impact on our operations is likely.

If we are determined not to be in compliance with future PRC regulations, the PRC government could levy fines, revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our business, corporate structure or operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. As a result, our business in the PRC could be materially adversely affected.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

We are a holding company. All of our operations are conducted in the PRC and all of our revenues are generated from sales in the PRC.

According to several articles published by the Wall Street Journal, The New York Times, and BBC News in September and October 2019, China’s economic slowdown worsened in the July-to-September period as the trade war with the United States and a host of other problems leave China struggling to meet its goals. Value-added industrial output in China rose 4.4% in August 2019 compared to August 2018, which was far below economists’ expectation of 5.2% growth and also slower than the 4.8% increase in July, according to the National Bureau of Statistics. Fixed-asset investment outside Chinese rural households climbed 5.5% in the January-August period in 2019 compared to the same period in 2018, which was also slightly below expectations. Retail sales in China rose 7.5% in August 2019 from a year earlier, which was lower than the 7.6% gain in July 2019 and below expectations for a 7.9% rise. If China’s economy continues to slow down, it may negatively affect our business operation and financial results.

We rely on contractual arrangements with our VIEs for our operations, which may not be as effective in providing control over these entities as direct ownership.

Our operations and financial results are dependent on our VIEs, Xin Ao and its subsidiaries, in which we have no equity ownership interest and must rely on contractual arrangements to control and operate the businesses of our VIEs. These contractual arrangements are not as effective in providing control over the VIEs as direct ownership. For example, the VIEs may be unwilling or unable to perform its contractual obligations under our commercial agreements. Consequently, we would not be able to conduct our operations in the manner currently planned. In addition, the VIEs may seek to renew their agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control the VIEs, we may not succeed in enforcing our rights under them insofar as our contractual rights and legal remedies under PRC law are inadequate. In addition, if we are unable to renew these agreements on favorable terms when these agreements expire or enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

In addition, the VIE structure is subject to uncertainty amid the PRC’s changing legislative practice. In January 2015, China’s Ministry of Commerce unveiled a draft legislation that could change how the government is regulating corporate structures, especially for VIEs controlled by foreign investments. Instead of looking at “ownership”, the draft law focused on the entities or individuals hold control of a VIE. If a VIE is deemed to be controlled by foreign investors, it may be barred from operating in restricted sectors or the prohibited sectors listed on a “negative list”, where only companies controlled by Chinese nationals could operate, even if structured as VIEs.

In the event that the draft law is implemented in any form, and that the Company’s business is characterized as one of the “restricted” or “prohibited” sectors, Xin Ao and its subsidiaries may be barred from operation which will materially adversely affect our business.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving certain U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved quickly.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, short sellers, financial commentators and regulatory agencies, such as the United States Securities and Exchange Commission. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what affect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation could be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely impacted and your investment in our stock could be rendered worthless.

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We conduct all of our operations and generate all of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

●	the higher level of government involvement;

●	the early stage of development of the market-oriented sector of the economy;

●	the rapid growth rate;

●	the higher level of control over foreign exchange; and

●	the allocation of resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on us.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of new construction investments and expenditures in China, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business and prospects.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiary in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and almost all of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

Most of our sales revenue and expenses are denominated in RMB. Under PRC law, the RMB is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC operating subsidiary may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect their ability to obtain foreign exchange through debt or equity financing.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations implemented on September 8, 2006.

The recent PRC Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors also governs the approval process by which a PRC company may participate in an acquisition of its assets or its equity interests. Depending on the structure of the transaction, the new regulation will require the Chinese parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulation allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and the other government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. From June 30, 2018 to June 30, 2019, the PRC Government increased the value of its currency by approximately 4.9%. China strengthened the value of RMB currency by 3.7% to 6.87 against the US dollar on June 30, 2019 from 6.62 against the US dollar on June 30, 2018. Concerns remain that China’s slowing economy, and in particular its exports, will need a stimulus that can only come from further cuts in the exchange rate.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Currently, some of our raw materials and major equipment are imported. In the event that the U.S. dollars appreciate against RMB, our costs will increase. If we cannot pass the resulting costs on to our customers, our profitability and operating results will suffer.

Under the Current Enterprise Income Tax, or EIT, Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our wholly-owned and other consolidated entities in China, and we derive all of our income from these entities. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the Chinese enterprise income tax. However, such tax exemption ceased as of January 1, 2008 and thereafter with the effectiveness of the new Enterprise Income Tax Law, or EIT Law.

Under the EIT Law, if we are not deemed to be a “resident enterprise” for Chinese tax purposes, a withholding tax at the rate of 10% would be applicable to any dividends paid by our Chinese subsidiaries to us. However, if we are deemed to be a “resident enterprise” established outside of China whose “place of effective management” is located in China, we would be classified as a resident enterprise for Chinese tax purposes and thus would be subject to an enterprise income tax rate of 25% on all of our income, including interest income on the proceeds from this offering on a worldwide basis.

The regulations promulgated pursuant to the EIT Law define the term “place of effective management” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued a SAT Circular 82 on April 22, 2009, which provides that the “place of effective management” of a Chinese-controlled overseas-incorporated enterprise is located in China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. SAT Circular 82 applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the EIT Law. The Company has analyzed the applicability of the EIT Law and related regulations, and for each of the applicable periods presented, the Company has not accrued for PRC tax on such basis. In addition, although under the EIT Law and the related regulations dividends paid to us by our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. As a result of such changes, our historical operating results will not be indicative of our operating results for future periods and the value of our ordinary shares may be adversely affected. We are actively monitoring the possibility of “resident enterprise” treatment and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by the State Administration of Foreign Exchange (“SAFE”) on January 5, 2007. Both took effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which PRC citizens’ participation requires approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with the SAFE and complete certain other procedures. We and our Chinese employees who have been granted shares or stock options pursuant to our share incentive plan are subject to Notice 78. However, in practice, there are significant uncertainties with regard to the interpretation and implementation of Notice 78. We are committed to complying with the requirements of Notice 78. However, we cannot provide any assurance that we or our Chinese employees will be able to qualify for or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.

The discontinuation, reduction or delay of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Prior to January 1, 2008, under the old enterprises income tax law, Xin Ao was subject to a 33% income tax rate, which was subject to certain tax holidays and preferential tax rates. Under the new enterprise income tax law effective January 1, 2008, or the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a unified 25% income tax rate. Under the EIT Law, preferential tax treatments will be granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “high and new technology enterprises”, a status reassessed every three years. In addition, an enterprise is entitled to a 0% value-added tax rate if it uses recycled raw materials to manufacture its products. Xin Ao was recognized as a high and new technology enterprise in January 2012 and was entitled to a 15% preferential income tax rate for the three-year period ended December 2014. In addition, Xin Ao uses recycled raw materials to manufacture its products and was entitled to a 0% value-added tax (the “VAT tax”) rate from June 2013. The favored treatment of being exempted from the VAT tax expired in June 2015, therefore, we will be subject to the 3% industry-standard rate and our value-added tax expenses increase, which could have a material adverse effect on our net income and results of operations.

Risks Related to Our Ordinary Shares

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

We were delinquent in the filing of our periodic reports with the SEC as a result of which we are not in compliance with listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the SEC. Under Nasdaq’s listing rules, we were permitted to submit to Nasdaq a plan to regain compliance with the Nasdaq listing rules. We have submitted such a plan to the Nasdaq Staff, and on January 11, 2019, Nasdaq notified us that the Company has regained compliance with Listing Rule 5250(c)(1).

On July 5, 2018, we received a notification letter from the Nasdaq Listing Qualifications Staff indicating that, since the Company has not yet held an annual meeting of stockholders within twelve months of the end of the Company’s fiscal year ended June 30, 2017, the Company no longer complies with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G).

The notification received had no immediate effect on the listing of the Company’s ordinary shares on Nasdaq. Under the Nasdaq Listing Rules, the Company had until August 20, 2018 to submit a plan to regain compliance. If the Company’s plan was accepted, Nasdaq would grant an extension of up to 180 calendar days from June 30, 2018, or December 27, 2018, to regain compliance.

On January 11, 2019, Nasdaq notified us that the Company has regained compliance with Listing Rule 5620, and this matter is now closed.

If we fail to comply with the requirements for continued listing on The NASDAQ Capital Market again in the future, we cannot assure you that we will be able to regain compliance. If our securities lose their status on The NASDAQ Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

The delayed filing of some of our periodic reports has made us currently ineligible to use a registration statement on Form F-3 to register the offer and sale of securities, which could adversely affect our ability to raise future capital or complete acquisitions.

As a result of the delayed filing of some of our periodic reports with the SEC, we will not be eligible to register the offer and sale of our securities using a registration statement on Form F-3 until 12 months after the delinquent filings have been made. Should we wish to register the offer and sale of our securities to the public prior to the time we are eligible to use Form F-3, both our transaction costs and the amount of time required to complete the transaction could increase, making it more difficult to execute any such transaction successfully and potentially harming our financial condition.

Our ordinary shares are very thinly traded, and there can be no assurance that there will be an active market for our ordinary shares in the future.

Our ordinary shares are very thinly traded, and the price if traded may not reflect our value. There can be no assurance that there will be an active market for our ordinary shares in the future. The market liquidity will be dependent on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a more active market should develop, the price may be highly volatile. Because there may be a low price for our ordinary shares, many brokerage firms may not be willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in our ordinary shares, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such ordinary shares as collateral for any loans.

We do not intend to pay dividends on our ordinary shares for the foreseeable future, but if we intend to do so our holding company structure may limit the payment of dividends to our stockholders.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling our ordinary shares.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our ordinary shares becomes a “penny stock”, we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule”. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our ordinary shares will qualify for exemption from the Penny Stock Rule. In any event, even if our ordinary shares were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

China Advanced Construction Materials Group, Inc. was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C corporation in the State of Delaware on February 15, 2007. On April 29, 2008, we changed our name to China Advanced Construction Materials Group, Inc. in response to a reverse acquisition transaction with BVI-ACM described below.

On April 29, 2008, we completed a reverse acquisition transaction with BVI-ACM whereby we issued to the stockholders of BVI-ACM 8,809,583 shares of our common stock in exchange for all of the issued and outstanding capital stock of BVI-ACM. BVI-ACM thereby became our wholly owned subsidiary and the former stockholders of BVI-ACM became our controlling stockholders.

On August 1, 2013, we consummated a reincorporation merger pursuant to which we merged with and into our wholly-owned subsidiary, China Advanced Construction Materials Group, Inc., a newly formed Nevada corporation and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger entered into as of August 1, 2013. As a result of the reincorporation, the Company became governed by the laws of the state of Nevada.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is wholly owned by Huitao Technology Co., Ltd. The establishment of CACM is to expand the Company’s construction material business in the New York. As of the date of the report, CACM has not commenced any operations.

On December 31, 2018, we consummated a second reincorporation merger pursuant to which we merged with and into our whole-owned subsidiary, China Advanced Construction Materials Group, Inc., a newly formed Cayman Islands company and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger adopted in July 2018. As a result of the reincorporation, the Company is now governed by the laws of the Cayman Islands.

On June 27, 2019, the Company’s amendment and restatement of the Company’s memorandum and articles of association to change the Company’s name from China Advanced Construction Materials Group, Inc. to Huitao Technology Co., Ltd. was approved during the Company’s annual meeting of shareholders.

Background and History of BVI-ACM and China-ACMH

BVI-ACM was established on October 9, 2007, under the laws of British Virgin Islands. The majority shareholders of BVI-ACM are Chinese citizens who own 100% of Xin Ao, a limited liability company formed under laws of China. BVI-ACM was established as a “special purpose vehicle” for foreign fund raising for Xin Ao. China State Administration of Foreign Exchange, or SAFE, requires the owners of any Chinese companies to obtain SAFE’s approval before establishing any offshore holding company structure for foreign financing as well as subsequent acquisition matters. On September 29, 2007, BVI-ACM was approved by local Chinese SAFE as a “special purpose vehicle” offshore company.

On November 23, 2007, BVI-ACM established a subsidiary, China-ACMH, in China as a wholly owned foreign limited liability company with registered capital of $5 million. Through China-ACMH and its variable interest entity Xin Ao, we are engaged in producing general ready-mixed concrete, customized mechanical refining concrete, and some other concrete-related products which are mainly sold in China. On September 20, 2010, China ACMH established a 100% owned subsidiary, Advanced Investment Holdings Co., Inc., or AIH, in the State of Nevada. AIH never engaged in operations and the Company subsequently dissolved AIH on August 30, 2011.

In March and April 2010, Xin Ao established five 100% owned subsidiaries in China: Beijing Heng Yuan ZhengKe Technical Consulting Co., Ltd (“Heng Yuan ZhengKe”), Beijing Hong Sheng An Construction Materials Co., Ltd (“Hong Sheng An”), Beijing Heng Tai Hong Sheng Construction Materials Co., Ltd (“Heng Tai”), Da Tong Ao Hang Wei Ye Machinery and Equipment Rental Co., Ltd (“Da Tong”) and Luan Xian HengXin Technology Co., Ltd (“Luan Xian HengXin”). Total registered capital for these five subsidiaries was approximately $2.1 million (RMB 14 million) and none of these Xin Ao subsidiaries had actual operation. In February 2017 and prior, all five subsidiaries were dissolved.

Capital Expenditures

We incurred capital expenditures of approximately $0.1 million, $0.1 million and $0.2 million for the years ended June 30, 2019, 2018 and 2017, respectively, primarily in connection with purchases of equipment. These capital expenditures were financed by cash provided by investing activities.

We expect that our capital expenditures in fiscal year 2020 will be incurred primarily in connection with purchases of equipment.

Business Overview

Our concrete sales business is comprised of the formulation, production and delivery of the Company’s line of C10-C100 concrete mixtures primarily through our current fixed plant, a ready mix concrete batching plant in Beijing. The ready-mixed concrete sales business engages principally in the formulation, preparation and delivery of ready-mixed concrete to the worksites of our customers. We procure raw materials, mix them according to our measured mixing formula, ship the final products in mounted transit mixers to the destination work site, and, for more sophisticated structures, pump the mixture and set it into structural frame molds as per structural design parameters. The process of delivering and setting the ready mix concrete mixture cannot exceed 90 minutes because the chemistry of concrete mixture hardens thereafter. The deliverable radius of a concrete mixture from our ready mix plant in Beijing is approximately 25 kilometers. Traffic conditions would affect the timing and shipment of our concrete mixtures. Since the 2008 Olympics, there are alternating license plate traffic restrictions on many traffic routes in Beijing to ease traffic congestion and associated exhaust pollution. Due to the large amounts of working capital required for the acquisition of raw materials, a supply shortage or degradation of supplier accounts payable credit terms would pose a potential risk to our business.

Our principal market, Beijing, has enjoyed stronger economic growth and a higher demand for construction than other regions of China. As a result, we have witnessed that competitors expanding their sales and build up their distribution networks in our principal market. We anticipate that this trend will continue and likely accelerate. Increased competition may have a material adverse effect on our financial condition and operation results.

Our Industry

China is already among the world’s largest construction materials producers, ranking first in the world’s annual output of cement, flat glass, building ceramic and ceramic sanitary ware. The construction materials market includes all manufacturers of sand, gravel, aggregates, cement, concrete and bricks. The market does not include other finished or semi-finished building materials.

Our Industry was influenced by the decline in the macro economy in recent periods. The concrete products industry experienced a slowdown in industry production and economic growth since September 2011. In 2014, the slowdown in the industry became more obvious month by month, with profit generally being squeezed by the greater pressure to maintain stable level of production and operation.  In 2017, the pressure on small concrete companies has further increased and many have been shut down.

Demand for Ready-Mixed Concrete

The demand for ready-mixed concrete is substantially effected by the economy scale, number of ongoing infrastructure projects as well as the environmental policies in China. Recently, the fixed asset investment has been slowed down in China and it actually causes a negative growth in the real estate investment industry. Therefore, the demand of ready-mixed concrete in China may have a tendency to decrease in near future.

Our Competitive Strengths

Ready-mixed concrete is a highly versatile construction material that results from combining coarse and fine aggregates, such as gravel, crushed stone and sand, with water, various chemical admixtures and cement. We manufacture ready-mixed concrete in variations, which in each instance may reflect a specific design use. We generally maintain inventory of raw materials for a short period of time to coordinate our daily material purchases with the time-sensitive delivery requirements of our customers.

The quality of ready-mixed concrete is time-sensitive as it becomes difficult to place within hours after mixing. Consequently, the market for a permanently installed ready-mixed concrete plant is usually limited to an area within a certain radius of such plant’s location. We produce ready-mixed concrete in batches at our plant and use mixer and other trucks to complete the production process, then distribute and deliver the concrete to the worksites of our customers.

Concrete has many attributes that make it a highly versatile construction material. In recent years, industry participants have developed various uses for concrete products.

We generally obtain contracts through local sales and marketing efforts directed at concrete subcontractors, general contractors, property owners and developers, governmental agencies and home builders.

Our competitors includes a number of state-owned and large private PRC-based manufacturers and distributors that produce and sell products similar to ours. We compete primarily on the basis of quality, technological innovation and price. Essentially all contracts on which we bid are awarded through a competitive bid process with awards often made to the lowest bidder, though other factors such as shorter completion time or prior experiences are often just as important. Within our markets, we compete with many national, regional and local state-owned and private construction corporations, some of which have achieved greater market penetration or have greater financial and other resources than us. In addition, there are a number of large national companies in our industry that could potentially enter into our markets and compete with us. If we are unable to compete successfully in our markets, our relative market share and profits would be reduced.

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the remaining market for construction materials in China:

●	Large Scale Contractor Relationships. We have contracts with major construction contractors which are constructing key infrastructure, commercial and residential projects. Our sales efforts focus on large-scale projects and large customers which place large recurring orders and raise less credit risk to us. For the year ended June 30, 2019, five customers accounted for approximately 52.1% of the Company’s sales and 23.0% of the Company’s accounts receivable as of June 30, 2019. Should we lose these customers in the future and are unable to obtain additional customers, our revenues will suffer.

●	Experienced Management. The technical knowledge and business relationships of our management give us the ability to secure major infrastructure projects, increase production volumes, and implement quality standards and environmentally sensitive policies, and it also provide us with leverage to acquire less sophisticated operators. If there is any significant turnover in our management, we would lose the institutional knowledge held by our existing senior management team.

●	Innovation Efforts. We strive to produce the most technically and scientifically advanced products for our customers hence we maintain close relationships with Tsinghua University, Xi’an University of Architecture and Technology and Beijing Dongfang Jianyu Institute of Concrete Science &Technology, which assist us with our research and development activities. During our five year agreement with the Institute, we obtain an advantageous status over many of our competitors by gaining access to a wide array of resources and knowledge. The Company incurred research & development expenses of approximately $0.2 million and $1.2 million for the years ended June 30, 2019 and 2018, respectively.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

●	Focusing on High Capacity Utilization. We intend to focus on achieving high capacity utilization in order to efficiently operate our plant, by increasing capacity utilization at our existing plant or expanding capacity by building new plants to meet existing contracts and anticipated increase in demand. As a result, we terminated our leased station in the eastern suburban area of Beijing based on slowing demand for railway construction and the suspension of new and ongoing high speed railway projects stemming from a changing policy announced by China’s Ministry of Rail and national development and reform commission.

●	Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that buying rather than building capacity is an option that may be attractive to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller concrete manufacturers in China as part of our expansion plans. We have not identified specific targets or entered into any Letters-of-Intent with smaller concrete manufacturers at this time.

●	Vertical Integration. When capital permits, we plan to acquire smaller companies within the construction industry, develop more material recycling centers, and hire additional highly qualified employees. In order to accomplish this, we may need to offer additional equity or debt securities. Certain companies we seek to acquire are suppliers of the raw materials we purchase to manufacture our products. If we do acquire such companies we will have greater control over our raw material costs.

●	Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our scale.

●	New Product Offerings. We plan to produce a lightweight aggregate concrete for use in projects and to expand product offerings to include pre-cast concrete.

Our Operations

We provide materials through our ready-mixed concrete plant in Beijing. We own one concrete plant and its related equipment.

Products

As architectural designs become more complex, challenging, and modern in scope, the need for technology driven companies to provide high-end specialty concrete mixtures has rapidly accelerated. Increasing demand for state-of-the-art cement mixtures has spurred our technological innovation and our ability to provide advanced mixtures of building materials that meet project specific engineering and environmental specifications. We produce a range of C10 to C100 concrete materials and specialize in an array of specialized ready-mixed concretes tailored to each project’s technical specifications and environmental standards.

We specialize in “ready-mixed concrete”, a concrete mixture made at our facility with complete computerized operating systems. Such concrete accounts for nearly three-fourths of all concrete produced. Ready-mixed concrete is mixed on demand and is shipped to worksites by concrete mixer trucks.

Our ready-mixed concrete products consist of proportioned mixes we prepare and deliver in an unhardened plastic state for placement and shaping into designed forms at the worksite. Selecting the optimum mix for a worksite entails determining not only the ingredients with the desired permeability, strength, appearance and other properties after it hardened, but also the ingredients necessary to achieve a workable consistency considering the weather and other conditions at the worksite. We believe we can achieve product differentiation for the mixes we offer because of the variety of mixes we produce, our volume production capacity and our scheduling, delivery and placement reliability.

We produce ready-mixed concrete by combining the desired type of cement, other cementitious materials and gravel and crushed stone with water and, typically, one or more admixtures. These admixtures, such as chemicals, minerals and fibers, determine the usefulness of the product for particular applications.

We use a variety of chemical admixtures to relieve internal pressure, increase resistance to crack in subfreezing weather, retard the hardening process to make concrete more workable in hot weather, strengthen concrete by reducing its water content, accelerate the hardening process, reduce the time required for curing, and facilitate the placement of concrete acquiring low water content.

We frequently use various mineral admixtures as supplements to cement, which we refer to as cementitious materials, to alter the permeability, strength and other properties of concrete.

The ready-mixed concrete sector in the market is growing at a fast rate, largely due to the Chinese government’s implementation of Decree #341 in 2004. This law bans on-site concrete production in over 200 cities across China, with the goal of reducing environmental damages from onsite concrete mixing and improving the quality of concrete used in construction. The use of ready-mix concrete minimizes worksite noise, dirt and congestion, and most additives used in ready-mix concrete are environmentally safe. Our goal is to continue the use of at least 30% recyclable components in our concrete mixtures.

We are building a comprehensive product portfolio that serves the diverse needs of our developing customer base and all unique construction and infrastructure projects. While we mainly specialize in ready-mix concrete formulations from controlled low-strength material to high-strength concrete, each of them is specifically formulated to meet the needs of each project. We provide both industry standard and highly innovative products, including:

Common Industry Mixtures (Customized to Project)	Industry Leading Mixtures Highly Technical Blends

Ready-mixed Concrete Blends: C10 to C100	Compound Admixture Concrete
Controlled Low-Strength Material (CLSM)	Lightweight Aggregate Concrete
High-Strength Concrete with Customized Fibers	Energy-saving Phase change thermostat concrete
Soil Cement, Unique Foundation Concrete	C100 High Performance Concrete

Our Customers

For the fiscal year ended June 30, 2019, we had two customers, whose sales accounted for more than 10% of our total sales. For the fiscal year ended June 30, 2018, we had one customer, whose sales accounted for more than 10% of our total sales. Five customers accounted for approximately 52.1% and 39.9% of the Company’s sales for the years ended June 30, 2019 and 2018, respectively. The total accounts receivable from these customers amounted to approximately $13.4 million and $10.2 million as of June 30, 2019 and 2018, respectively.

Developing New Relationships

Our business will be damaged if project contracts with the Chinese government, for which we may act as a sub-contractor, are cancelled. Our sales strategy balances these risks by focusing on building new long-term cooperative relationships with some of China’s top construction companies in order to enhance our reputation and to enter new markets. Our sales representatives are actively building relationships with the Chinese government, general contractors, architects, engineers, and other potential sources of new business in target markets. Our sales efforts are further supported by our executive officers and engineering personnel, who have substantial experience in the design, formulation and implementation of advanced construction and concrete materials projects.

Our Suppliers

We rely on third party suppliers of the raw materials to manufacture our products. Our top five suppliers accounted for approximately 34.9% and 36% of the Company’s purchases for the years ended June 30, 2019 and 2018, respectively. The total accounts payable to these suppliers amounted to approximately $1.5 million and $0.7 million as of June 30, 2019 and 2018, respectively.

Sales and Marketing

General contractors typically select their suppliers of ready-mixed concrete and precast concrete. In large, complex projects, an engineering firm or division within a state transportation or public works department, may influence the purchasing decision, particularly if the concrete has complicated design specifications. In connection with large, complex projects and government-funded projects, the general contractor or project engineer usually awards supply orders on the basis of either direct negotiation or a competitive bidding process. Our marketing efforts target on general contractors, developers, design engineers, architects and homebuilders whose focus extends beyond the price of our products to quality, consistency and reducing the in-place cost.

Our marketing efforts are geared toward advancing China-ACMH as the supplier to build China’s most modern and challenging projects. The Company is constantly seeking ways to raise its profile and leverage additional publicity. To this end, the Company plans to expand its presence at leading construction industry events and in periodicals to build up successful reputation. The primary goal is to reinforce the sales efforts by promoting positive testimonials and successful stories from the Company’s high profile clients and projects. Our marketing and sales strategies emphasizes on the sale of value-added products and solutions to customers.

Research and Development

Construction materials companies are under extreme pressure to respond quickly to industrial demands with new designs and product innovations that support rapidly changing technical demand and regulatory requirements. We devote a substantial amount of attention to the research and development of advanced construction materials that meet the specific needs of projects while striving to lead the industry in value, materials and processes. We have sophisticated in-house R&D and testing facilities, a highly technical onsite team, in cooperation with a leading research institution, experienced management and advisory experts. Our research and development expenses were approximately $0.2 million for the year ended June 30, 2019, as compared to $1.2 million for the year ended June 30, 2018.

Beijing Concrete Institute Partnership

The Beijing Dongfang Jianyu Institute of Concrete Science & Technology, or Beijing Concrete Institute, has 40 employees, with five senior research fellows, and 15 mid-level researchers. The Institute and its staff have frequently participated and collaborated with national and local government agencies to establish the following industry standards:

●	Specification For Mix Proportion Design of Ordinary Concrete JGJ55-2000

●	Code for Acceptance of Constructional Quality Of Concrete Structures GB 50204-2002

●	Applied Technical Specification of Mineral Admixtures In Concrete DBJ/T01-64-2002

●	Ready-Mixed Concrete GB/T 14902-2003

●	Practice Code for Application of Ready-Mixed Mortar DBJ 01-99-2005

●	Management Specification of Quality for Ready-Mixed Concrete

●	Technical Requirement for Environmental Labeling Products Ready-Mixed Concrete HJ/T412- 2007

●	High Performance Concrete mineral admixtures; GB/T18736-2012

●	Test method for determining cement density GB/T 208-2014

●	Evaluation for Life Cycle Environment-friendly Assessment of concrete products national standard GB/T XXXX- 20XX

●	Compound admixtures for concrete industry standard JG/T XXXX-20XX

●	The evaluation system on clean production of ready-mixed concrete

●	Safety production management regulation of premixed concrete

●	Technical specifications of waster concrete regeneration, commercial standard

We have a close association with the Beijing Concrete Institute and have been able to incorporate many of these research findings into our operations, products, and procedures.  We work closely with the institute and, in return for our sponsorships to multiple research initiatives, we have been granted exclusive works for the development of the materials used for our existing plant’ regional projects.

We are able to use the Research Findings and Technical Publication and Procedures of the Beijing Concrete Institute, University of Science and Technology Beijing, Beijing University of Technology, China Academy of Building Research, China Building Materials Academy in our business, which provides us with an advantage over many of our competitors. Because of our contracts with the institutes, our competitors are unable to commercially utilize the findings. Some of these findings include:

●	Research on Compound Admixture HPC; 3rd Class Award for China Building Materials Science & Technology Progress.

●	Research and Application of C100 HPC; 3rd Class Award for Beijing Science & Technology Progress.

●	Research on pumping Light Aggregate Concrete; Innovation Award for China Building Materials Science& Technology.

●	Research and Application of Green (nontoxic) HPC; First Prize for Beijing Science & Technology Progress.

●	Construction Technology of HPC for the Capital International Airport.

●	Research on Production and Construction Technology of Phase Change Energy-saving Thermostat Concrete and Mortar.

●	Polycarboxylate Series High Performance Water Reducing Agent Compositing Technique.

●	State Swimming Center for Concrete Cracking Control Technology.

●	Research on construction waste recycled materials in concrete; Through the identification of the scientific and technological achievements with China Building Materials Science& Technology Progress.

●	Research on the application of tailings waste rocks in the concrete. Through the scientific and technological achievements identification by China Building Materials Science & Technology.

●	The research and application of alkali-free & high performance accelerator on concrete; Through the scientific and technological achievement identification by China Building Materials Science & Technology.

In addition, we collaborate closely with the institute and its executives who play a strong role in recommending industry standards, advising on major infrastructure developments, and creating and maintaining strong connections with leading developers, construction companies, and governmental officials.

Successful Innovations

Some of our advanced products and processes are developed through our relationships with research institutes and universities, including:

C100 High Performance Concrete

High Strength Concrete is often defined as concrete with a compressive strength greater than 6000 psi (41 MPa). The primary difference between high-strength concrete and normal-strength concrete is the compressive strength that represent the maximum resistance of a concrete sample to applied pressure. Manufacturing high-strength concrete involves making optimal use of the basic ingredients that constitute normal-strength concrete.

Through our collaborative efforts, we have developed a high performance concrete which can be produced at an impermeable grade above P35, and can be used as self-waterproofing concrete for structural engineering, as the water-cement (W/C) ratio and carbonized shrinking is minimal and the structure is close-grained.

Only a limited number of corporations in the Beijing are equipped with the expertise to produce C100 High Performance Concrete.

Compound Admixture Concrete

This compound mineral mixture is a composite of coal powder, mineral powder and mineral activators blended to specific proportions. This mixture improves activity, filling, and super-additive effects of the concrete and also improves the compatibility between cement and aggregate.

Lightweight Aggregate Concrete & Innovative Pumping Technology

This procedure involves a pumping technology of lightweight aggregate. It is a pretreatment method of lightweight aggregate. Setting appropriate times and pressure, lightweight aggregate will reach an appropriate saturation state under pressure once it is put into a custom designed sealed pressure vessel. Lightweight aggregate concrete was prepared through the above pretreatment method, and would dry quicker under pumping pressure without losing consistency. Accordingly, lightweight aggregate concrete will be easily pumped when applied which shortens the construction time.

Energy-saving Technologies of Phase Change Thermostat Concrete

Energy conservation concrete may adjust and reflect process temperature, which would solve cracking problem brought about by cement heat of hydration in large-scale concrete pours.

Polycarboxylate Series High Performance Water Reducing Agent Compositing Technique

The research and production of water reducing admixture would improve performance while lowering pollution and the environmental impact. Super plasticizer Polycarboxylate series which reduces water requirements is an attractive additive in that it enables high strength concrete, super-strength concrete, high fluidity and super plasticizer concrete, and self-defense concrete. The water reduction of Polycarboxylate may reach 20% to 25%, higher than the current industry standard -- the Naphthaline water reducing agent. The cost of the water reducing agent is highly competitive, as it may replace Naphthaline to be used for high strength and high performance concrete production.

Application of Reused Water in Concrete

The re-use of waste water of a concrete plant to mix concrete is significant as it can reduce production costs, minimize fresh water usage and introduce an efficient approach to address industrial waste. The practical application of this effort is a further step towards the goal of minimal pollution and emissions.

Our Competition

Our principal market, Beijing, has enjoyed stronger economic growth and a higher demand for construction than other regions of China. As a result, we believe that competitors will try to expand their sales and build up their distribution networks in Beijing. Our future success depends on our ability to establish and maintain a competitive position in the marketplace.

We compete primarily on the basis of quality, technological innovation and price. Our main competitors include Beijing Construction Engineering Group, BBMG Group Co., LTD, Beijing Uni-Construction Group., and Jidong Concrete Group. Essentially all of the contracts we bid on are awarded through a competitive bid process with awards generally made to the lowest bidder, though other factors such as shorter completion time or prior experience are often just as important. Within our markets, we compete with many national, regional and local construction corporations. Some of these competitors have achieved greater market penetration or have greater financial and other resources than us. In addition, we compete with a number of state-owned enterprises, which have significantly greater financial resources and competitive advantage than us.

There are approximately 98 concrete mixture stations in the Beijing area. The concrete production industry is highly segmented, with no single supplier having greater than a 3% market share.

Intellectual Property

We currently own the following intellectual property rights:

Name	Patent No.	Duration	Patent Owner
An ultra-fine powder and its preparation method active regeneration	ZL 2013 1 0070164.7	July 9, 2014-July 8, 2034	Xin Ao
A Polycarboxylate and preparation method used recycled aggregate concrete	ZL 2013 1 0072014.X	January 1, 2014-December 31, 2034	Xin Ao
An early strength of recycled aggregate concrete superplasticizer	ZL 2013 1 0072015.4	April 9, 2014-April 8, 2034	Xin Ao

Environmental Matters

We are obligated to comply with environmental protection laws and regulations promulgated by the Ministry of Construction and the State Environmental Protection Administration. Some specific environmental regulations require sealed transportation of dust materials and final products, closed storage of sand and gravel, as well as reduction of noise and dust pollution on worksites and encouragement of the use of waste materials. The governmental regulatory authorities conduct periodic inspections. We have met all the requirements in the past inspections.   We are one of the 10 companies in the industry that have been awarded the honor of “Green Concrete Producer” by the PRC government.

Our Labor Force

As of June 30, 2019, we employed 233 full-time employees. The following table sets forth the number of our full-time employees by function as of June 30, 2019.

Employees/Independent Contractors and their Functions

Management & Administrative Staff	56	24.03%
Sales	16	6.87%
Technical & Engineering Staff	18	7.73%
Production Staff	27	11.59%
Drivers & Heavy Equipment Operators	46	19.74%
Sub-Total	163	69.96%
Independent Contractors	70	30.04%
Total	233	100.00%

As required by applicable PRC law, we have entered into employment contracts with all our officers, managers and employees. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff.

In addition, we are required by PRC law to cover employees in China with various types of social insurance and believe that we are in material compliance with the relevant laws.

Insurance

We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China.

Re-domicile

On September 26, 2018, we filed a definitive proxy statement to change our place of incorporation from Nevada to the Cayman Islands. The re-domicile involved the Company’s merger with a newly formed subsidiary, as a result of which we became a wholly owned subsidiary of a Cayman Islands holding company (“CADC Cayman”). Each outstanding share of common stock of the Company was converted into the right to receive one ordinary share of CADC Cayman, which was issued by CADC Cayman in connection with the merger pursuant to a registered offering. Following the merger, CADC Cayman, together with its subsidiaries, own and continue to conduct the Company’s business in substantially the same manner as it was previously being conducted by the Company and its subsidiaries. While CADC Cayman will be taxed as a United States corporation, it qualifies as a foreign private issuer for purposes of its reporting obligations with the SEC, which has reduced our compliance operating costs. The ordinary shares of CADC Cayman are listed on the NASDAQ Stock Market under the symbol “HHT.”

Restatement and Independent Investigation

On October 6, 2018, the Audit Committee of the Board of Directors of the Company, after consultation with the Company’s then independent registered public accounting firm, Friedman LLP (“Friedman”) concluded, that the Company’s audited financial statements at and for the period ended June 30, 2017 contained in the Company’s Annual Report on Form 10-K originally filed with the SEC on September 28, 2018 as well as the unaudited financial statements at and for the periods ended March 31, 2018, December 31, 2017 and September 30, 2017 contained in the Company’s Quarterly Reports on Form 10-Q originally filed on November 15, 2017, February 13, 2018 and May 15, 2018, respectively, should no longer be relied upon. The Company’s review of the above mentioned filings revealed that the financial statements in such filings contained errors primarily as a result of omission of certain contingencies.

As a result of such review, the Company has restated the financial statements for the fiscal year ended June 30, 2017 as well as those for the fiscal quarters ended March 31, 2018, December 31, 2017 and September 30, 2017.

As a result of the errors described above, management has concluded that the Company’s internal control over financial reporting and its disclosure controls and procedures were not effective as of the ends of each of the applicable restatement periods.

In connection with above finding, the Audit Committee commenced an independent investigation into the reasons that led to the Company’s conclusion that the previously filed financials should no longer be relied upon. Specially, the Audit Committee engaged an independent investigation team to investigate the circumstances surrounding errors in Company’s financial statements, which primarily resulted from the omission of certain actual and contingent legal liabilities. The investigation concluded in mid-November 2018. The investigation team found several reasons that appear to have caused, or contributed to, the failures to promptly identify and disclose the legal proceedings and contingencies, including, 1) the Head of the Legal Department’s significant lack of understanding of the important of timely disclosure of legal proceedings and the Legal Department’s problematic decision-making process with regard to reporting of legal proceedings; 2) the Company’s lack of accounting personnel trained in U.S. GAAP; 3) the Company’s need for a full-time CFO; 4) the ongoing lack of communication and coordination between executive management and the various departments within the Company; and 5) the Company’s failures to timely address significant deficiencies and material weaknesses in the Company’s internal control over financial reporting.

As of the date of this Annual Report, the Company has completed its process of conducting a comprehensive review of the issues identified by the investigation team and has taken all remedial measures recommended by the Audit Committee within its resources to cure the majority of its material weaknesses in its internal and disclosure control procedures.

Matters relating to or arising from the Audit Committee investigation and the associated material weaknesses identified in our internal control over financial reporting, including adverse publicity, have caused us to incur significant legal, accounting and other professional fees and other costs, have exposed us to greater risks associated with other civil litigation, regulatory proceedings and government enforcement actions, have diverted resources and attention that would otherwise be directed toward our operations and implementation of our business strategy and may have impacted our ability to attract and retain customers, employees and vendors.

Regulations

The Company has been in compliance with all registrations and requirements for the issuance and maintenance of all licenses and certificates required by the applicable governing authorities, including the Ministry of Construction and the Beijing Administration of Industry & Commerce. The Ministry of Construction awards Level II and Level III qualifications to concrete producers in the PRC construction industry, based on criteria such as production capacity, technical qualifications, registered capital and capital equipment, as well as performance on their past projects. Level II companies are licensed to produce concrete of all strength levels as well as special concretes, and Level III producers are licensed to produce concrete with strength level C60 and below. We are currently a Level II concrete producer.

Additionally, to make improvements at our currently existing plant, we do not need to apply for regulatory approval. However, should we build new concrete plants, we will need to (i) apply for a business license from the local Administration of Industry and Commerce, (ii) receive environmental approval from the local Environmental Protection Bureau in the relevant district area, and (iii) apply for an Industry Qualification Certificate from the local Municipal Construction Committee. The time estimated to receive each of these approvals is approximately one month. In the past, we have not been rejected by any of these three regulators for approval.

Organizational Structure

We own all of the issued and outstanding capital stock of Xin Ao Construction Materials, Inc., or “BVI-ACM”, a British Virgin Islands corporation, which in turn owns 100% of the outstanding capital stock of Beijing Ao Hang Construction Materials Technology Co., Ltd., or “China-ACMH”, a company incorporated under the laws of China. On November 28, 2007, China-ACMH entered into a series of contractual agreements with Beijing Xin Ao Concrete Group Co., Ltd., or “Xin Ao”, a company incorporated under the laws of China, and its two shareholders, in which China-ACMH effectively took over management of the business activities of Xin Ao and has the right to appoint all executives and senior management and the members of the board of directors of Xin Ao. The contractual arrangements are comprised of a series of agreements, including an Exclusive Technical Consulting and Services Agreement and an Operating Agreement, through which China-ACMH has the right to advise, consult, manage and operate Xin Ao for an annual fee in the amount of Xin Ao’s yearly net profits after tax. Additionally, Xin Ao’s shareholders have pledged their rights, titles and equity interest in Xin Ao as security for China-ACMH to collect technical consulting and services fees provided to China-ACMH through an Equity Pledge Agreement. In order to further reinforce China-ACMH’s rights to control and operate Xin Ao, Xin Ao’s shareholders have granted China-ACMH the exclusive right and option to acquire all of their equity interests in Xin Ao through an Option Agreement.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is wholly owned by Huitao Technology Co., Ltd. The establishment of CACM is to expand the Company’s construction material business in New York. As of the date of the report, CACM has not commenced any operations.

On December 31, 2018, we consummated a second reincorporation merger pursuant to which we merged with and into our whole-owned subsidiary, China Advanced Construction Materials Group, Inc., a newly formed Cayman Islands company and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger adopted in July 2018. As a result of the reincorporation, the Company is now governed by the laws of the Cayman Islands.

Organizational Structure Chart

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this report:

Property, Plants and Equipment

There is no private land ownership in China. Individuals and companies are permitted to acquire land use rights for specific purposes. We lease our 44,041 square meter facility located at Jia 1, SanTaiShan, XiaoHongMen County, ChaoYang District, Beijing, China, from Beijing SanTaiShan Chemical Trading & Logistics Co., who was granted land use rights from the PRC government. The lease provides for a four-year term beginning on October 1, 2013, with the option to extend following expiration. The lease was extended to September 30, 2022. The annual rent on the property is approximately $409,000. We also have a lease agreement for roadway access to the west side entry of the concrete service plant with an unrelated party, which will expire on June 30, 2019 and is currently under negotiation for renewal terms, with annual payment of approximately $15,000. In addition, we have a lease agreement for office space from Mr. Weili He, the Company’s Interim Chief Financial Officer, through October 31, 2023, with annual payments of approximately $24,000. We also have a lease agreement for an office space in New York through May 31, 2019, with annual payments of $27,600, and the lease has been extended from June 1, 2019 to May 31, 2020 with annual payments of $28,980.

We have an extensive fleet of 78 transit mounted concrete mixers, 10 pump trucks, and we have access to an additional 11 concrete mixers and 5 pump truck vehicles for lease in Beijing depending on specific project requirements.  More than half of the vehicles are equipped with GPS and tracking devices from the plant central dispatch center in order to optimize capacity utilization, production and delivery schedules.

Legal Proceedings

From time to time, the Company is a party to various legal actions. The majority of these claims and proceedings relate to or arise from, commercial disputes, labor contract complaints and sales contract complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated (See Dispute Matters Arising in the Ordinary Course of Business for more information). In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made as indicated below (See Legal Matters). Currently, except as otherwise noted below, the Company does not believe that it is possible to estimate the potential losses incurred or a range of reasonably possible losses related to the outstanding claims. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.6 million (including interest and penalties of $1.3 million). These amounts are presented in the accompanying consolidated balance sheets (See Accrued Contingent Liabilities). During the years ended June 30, 2019, 2018 and 2017, additional estimated claims charges of approximately $3.5 million, $2.8 million and $1.3 million, on some of the remaining claims are presented in the accompanying consolidated statements of operations under the caption “Estimated claims charges,” respectively.

In addition, the Company is in default of its bank loan agreement for which the bank obtained a court order demanding the immediate repayment of the debt in May 2019. The balance due to the bank is approximately $24.7 million as of June 30, 2019. The Company has not made the repayment.

As of the filing of this Report, the Company’s management does not expect any other material liability from the disposition of claims from litigation individually, or in the aggregate that would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Due to the Company’s operations in the PRC and the legal environment in the PRC, it is possible that the Company’s VIE, Xin Ao could be named as a defendant in additional litigation based upon the guarantees of Mr. Han and Mr. He and/or their related parties.

(i)	Disputes Arising in the Ordinary Course of Business

As of June 30, 2019, the Company had approximately $6.6 million in accrued contingent liabilities, net of amounts paid by a related party of approximately $2.4 million, and approximately $3.5 million of additional estimated claims charges for the year ended June 30, 2019. As of June 30, 2019, further details regarding the type of litigation disputes and accrued costs associated with the claims are summarized as follows:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$2,155,740	$352,411	$2,508,151
2) Sales	20,177	9,284	29,461
3) Purchases	1,367,237	175,069	1,542,306
4) Leases	3,808,038	670,914	4,478,952
5) Labor	26,204	—	26,204
6) Others	307,222	135,866	443,088
Total	$7,684,618	$1,343,544	9,028,162
Payments made by related party			(2,436,977)
Accrued contingent liabilities			$6,591,185

(ii)	Legal matters

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments of approximately $26.7 million and the likelihood of the outcome of these lawsuits cannot be determined as of the date of this report. These lawsuits involved with the Company were mainly due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, and of which they are also the shareholders of Xin Ao. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in some of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to the pending and additional judgements in the future under PRC laws.

On September 28, 2018, Mr. Han and Mr. He signed an agreement with the Company to indemnify the Company for these liabilities and personally become responsible for all of the pending potential judgement amounts from these related civil lawsuits. Both Mr. Han and Mr. He agreed to liquidate their personal assets or their ownership interest in their privately held companies to pay for any of the pending potential judgement amounts of approximately $26.7 million.

On November 14, 2019, Mr. Han and Mr. He entered into an amendment No. 2 to the indemnification agreement to clarify the indemnification terms which Mr. Han and Mr. He’s certain actions including but not limited to personal guarantees, loans or investments in their own name to other entities which has caused Xin Ao to be involved as a co-defendant in certain legal proceedings. Mr. Han and Mr. He have agreed to unconditionally indemnify Xin Ao for all losses, damages, legal fees, expenses or other costs related to the legal proceedings whereby Xin Ao was named as a co-defendant or defendant due to Mr. Han and Mr. He being a shareholder of Xin Ao. The indemnification for the amended terms are irrevocable. In addition, Mr. Han and Mr. He agreed to unconditionally indemnify Xin Ao for all the losses, damages, legal fees, expenses and other costs, including additional interest, related to the legal proceedings accrued and contingencies determined in the future.

The type of litigation disputes with contingencies associated are summarized as follows as of June 30, 2019:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$59,127,585	$10,171,070	$69,298,655
2) Purchases	2,771,981	71,649	2,843,630
3) Leases	8,852,874	—	8,852,874
4) Labor	227,963	—	227,963
Total	$70,980,403	$10,242,719	81,223,122
Settled claims			(54,474,782)
Remaining claims amount			$26,748,340

The major legal cases are summarized as follows:

1)	Claims Resulting from Executives’ Personal Guarantee to Affiliated Entities

(a)	Mr. Xianfu Han, the former CEO and director of the Company and a shareholder of Xin Ao, Mr. Weili He, the former interim CFO and director of the Company and a shareholder of Xin Ao, and Xin Ao (the “Defendants”) were parties to a lawsuit filed on June 23, 2017, by China Cinda Asset Management Co., Ltd. Beijing Branch (“Cinda Beijing Branch”) in the Beijing First Intermediate People’s Court (the “Beijing Intermediate Court”) to seek compensatory damages, liquidated damages, costs, and attorney’s fees for default in a certain loan repayment. The loan agreement was entered into by and between Xin Ao Ecological Construction Materials Co., Ltd. (“Borrower”) and Cinda Beijing Branch dated as of June 23, 2014 with Mr. Han and Mr. He acting as the guarantors for such loans (the “Guarantors”). Mr. Han and Mr. He together are the controlling shareholders of the Borrower, holding an aggregate of 60% equity interests of the Borrower. The aggregate amount of the loan was approximately $42.0 million (RMB 288,506,497) with interest at 12.8% per annum (the “Loan”). Cinda Beijing Branch alleged that since the Borrower breached its obligation to make the repayment of the Loan on the maturity date, the Guarantors, along with Xin Ao and those entities owned or controlled by the Guarantors, should be brought into the lawsuit as co-defendants (the “Defendants”). On July 5, 2017, Beijing Intermediate Court ruled in favor of Cinda Beijing Branch and issued a judgment for execution to freeze the Defendants’ assets, an aggregate amount of approximately $44.4 million (RMB 304,972,608) which shall be used for the repayment of the Loan, the liquidated damages, the interest on the Loan, and other costs and expenses undertaken by Cinda Beijing Branch. Following the mediation, China Cinda Asset Management Co., Ltd. (“Cinda”), two shareholders of Da Tong Lianlv Technologies Co., Ltd. (“Datong Lianlv”), Beijing Ao Huan Fund Management Co., Ltd. (“Ao Huan”), and Shou Tai Jin Xin (Chang Xing) Investment Management Co., Ltd (“Jin Xin”) entered into a certain limited partnership agreement (the “Partnership Agreement”) on December 22, 2017 to settle the lawsuit. Datong Lianlv is an affiliate of the Company and Xin Ao. Cinda is the parent company of Cinda Beijing Branch. As provided in the Partnership Agreement, the distributions of the limited partnership shall be allocated to Cinda first, who made a capital contribution in the form of its rights, title and interests in and to the repayment of the Loan in an aggregate amount of approximately $46.9 million (RMB 322,435,300) (the “Capital Contribution”). Pursuant to the Partnership Agreement, payment shall be made until Cinda has received an amount equal to the aggregate of its unreturned Capital Contributions and a cumulative distribution equal to 7.5% of all distributions made. Datong Lianlv made its capital contribution in cash in an aggregate amount of approximately $21.8 million (RMB 150,000,000) along with its shareholders consent to transfer 99% of Datong Lianlv’s equity interests to the limited partnership. The PRC legal counsel of Xin Ao indicated that Cinda and Cinda Beijing Branch orally confirmed that this claim was fully settled in the form of the Partnership Agreement. In February 2018, the Cinda Beijing Branch filed an enforcement order with the court as the partnership had not been formed at that time. The partnership was subsequently formed in March 2018. In December 2018, a new management team of the Cinda Beijing Branch asked to review all litigation, including this case as they were not fully aware of the resolution. On December 28, 2018, the Court re-executed their prior order against Xin Ao and other defendants. Accordingly, Xin Ao and other defendants remain liable due to court ruling and remain subject to continuous execution orders as long as the plaintiff initiates execution orders against Xin Ao and other defendants in the future. No attempt to collect payment from Xin Ao has been made since the enforcement order was filed in February and December 2018. Based upon the legal opinion issued by the Company’s PRC legal counsel, Xin Ao believes a favorable outcome is probable and has no exposure for the pending judgements as the enforcement order has been resolved with the establishment of the Partnership.

(b)	On July 11, 2018, Chengde County Rural Cooperatives Credit Union (the “Credit Union”) filed an arbitration demand (“Arbitration Demand”) with the People’s Court of Shuangqiao District, Chengde, Hebei Province (“Shuangqiao Court”) against certain entities and individuals (collectively the “Respondents”) including Xin Ao and Chengde Tianhang Concrete Co Ltd. (“Chengde Tianhang”) and Chengde Kaixuan Real Estate Development Co. Ltd. (“Chengde Kaixuan”) in connection with Chengde Tianhang’s potential default in its loan repayment. In accordance with the loan agreement, Mr. Weili He and Mr. Xianfu Han together acted as the guarantors for such loan. In addition, Mr. Han and Mr. He were the controlling shareholders and officers of Xin Ao. They are also the shareholders of Chengde Tianhang. Mr. Han and Mr. He were therefore named as co-respondents in the Arbitration Demand, where the Bank sought property preservation. Shuangqiao Court, accepting the Arbitration Demand of the Bank, rendered a decision to seize the bank deposits or equivalents of Respondent in an aggregate amount of approximately $3.8 million (RMB 26,000,000). Currently, none of the Company’s funds on deposit have been seized.

(c)	On October 9, 2017, Yong Fan filed a lawsuit against Beijing Lianlv Technology Group Co. Ltd (“Beijing Lianlv”), Xin Ao, and Mr. Weili He, in connection with Beijing Lianlv’s failure to pay off the principal and interest of approximately $0.4 million (RMB 2,927,400) under its loan agreement (the “Loan Agreement”). Given that Mr. Weili He acted as the guarantor for such loan, Mr. He was brought into the lawsuit as one of the co-defendants. Since Mr. He is one of the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as one of the co-defendants. The Court rendered a judgement in May 2018, ruling that

1)	Beijing Lianlv shall pay Yong Fan approximately $0.4 million (RMB 2,895,000) as principal of the loan and approximately $5,000 (RMB 32,400) as interest on the loan. As of the date of this report, Beijing Lianlv has not made any payment and the Company is currently in the process of appealing the judgement;

2)	Xin Ao and Mr. Weili He are entitled to the right of recourse to Beijing Lianlv.

2)	Purchase disputes

(a)	Nanling Yirui Materials Supplier Co., Ltd. (Nanling Yirui”) filed a lawsuit against Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) on October 23, 2017 in the People’s Court in Nanling County, Anhui Province, to seek compensatory damages, interest and attorney’s fees. A Raw Material Purchase Agreement was entered into by and between Nanling Yirui and Sihong on April 30, 2017. The purchase price of raw materials supplied by Nanling Yirui was approximately $0.5 million (RMB 3,452,799), the payment of which was overdue. Mr. Xianfu Han and Mr. Weili He are the shareholders of Sihong. Since Mr. Han and Mr. He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. The Court rendered a final judgement in June 2018 in favor of Nanling Yirui. As of the date of the report, Sihong has not made any payment. On November 12, 2018, the court executed a demand and froze Xin Ao’s bank deposit of approximately $0.5 million (RMB 3,489,727). The Company appealed for the execution and explained that Xin Ao was not involved in the transaction. The Court granted the appeal. Currently, none of the Company’s funds on deposit have been seized.

(b)	On August 8, 2018, Shenzhen High-tech National Finance Education Information Technology Co., Ltd. (“Shenzhen High-tech”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Haidian District, Beijing against Tangshan Yitong Netcom Logistics Co., Ltd. (“Tangshan Yitong”), Tangshan Xinglong, Ruihai Dong and Xin Ao (collectively the “Respondents”) in connection with Tangshan Yitong’s breach of a finance lease agreement by failing to pay the rent for a total of approximately $1.8 million (RMB 12,656,282) from September 3, 2014 to September 2, 2017. In accordance with the finance agreement, Xin Ao, as the guarantor on such agreement, was named as co-respondent to the Arbitration Demand. The case is still preliminary review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

3)	Lease disputes

(a)	On January 29, 2018, Xugong Group Construction Equipment Co., Ltd. (“Xugong”) filed a lawsuit with People’s Court of Xuzhou Economic and Technological Development Zone District, Jiangsu (“Xuzhou Court”) against Xin Ao and Jingshengding (collectively the “Respondents”) in connection with Xin Ao’s breach of a finance lease agreement signed on June 19, 2012 by failing to pay the rent of five concrete pump trucks together with default interests for a total of approximately $0.4 million (RMB 2,593,839). The case is still under preliminary review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

(b)	On January 24, 2019, Citic Futong Finance Lease Co., Ltd. (“Citic Futong”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Dongcheng District, Beijing (“Dongcheng Court”) against Tianjin Hump Investment Co., Ltd. (“Tianjin Hump”) and Xin Ao (collectively the “Respondents”) in connection with Tianjin Hump’s breach of a finance lease agreement by failing to pay the rent of a mineral waste grind production line for a total of approximately $8.2 million (RMB 56,250,000) from September 3, 2014 to September 1, 2017. In accordance with the finance lease agreement, Xin Ao, as the guarantor on such lease, was named as co-respondent to the Arbitration Demand. After investigation, Dongcheng Court rendered that the original finance lease agreement is invalid and Xin Ao does not need to make any payment. The plaintiff appealed, and Dongcheng Court rejected the plaintiff’s arbitration demand again and suspended the trail on October 22, 2019 due to lack of evidence. The plaintiff can apply for retrial if they can provide enough evidence in the future.

4)	Labor disputes

During 2017, Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) was subject to certain labor disputes. The potential total amounts of judgment is approximately $0.2 million (RMB 1,702,000). Since Mr. Xianfu Han and Mr. Weili He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. As of the date of the report, Sihong has not made any payment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts in included in the fiscal years ended June 30, 2019, 2018 and 2017 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

We are a holding company whose primary business operations are conducted through our wholly-owned subsidiaries CACM Group NY, Inc. (“CACM”), Xin Ao Construction Materials, Inc. (“BVI-ACM”), Beijing Ao Hang Construction Material Technology Co., Ltd. (“China-ACMH”), and our variable interest entity, Beijing XinAo Concrete Group (“Xin Ao”) and its subsidiaries. We engage in the production and supply of advanced construction materials for large-scale commercial, residential, and infrastructure developments, and are primarily focused on producing and supplying a wide range of advanced ready-mix concrete materials for highly technical, large-scale, and environmentally-friendly construction projects that are only sold in the People’s Republic of China (“PRC”).

During the years ended June 30, 2019, 2018 and 2017, we supplied materials and provided services to our projects through one ready-mixed concrete plant in Beijing.

Our management believes that we have the ability to capture a greater share of the Beijing market via expanding relationships and networking, signing new contracts, and continually developing market-leading innovative and eco-friendly ready-mix concrete products.

Principal Factors Affecting Our Financial Performance

We believe that the following factors will continue to affect our financial performance:

-	Large-Scale Contractor Relationships. We have contracts with major construction contractors that are constructing key infrastructure, commercial and residential projects. Our sales efforts focus on large-scale projects and large customers which place large recurring orders and present less credit risk to us. For the years ended June 30, 2019, we had two customers accounting for approximately 25.1% and 13.5% of total sales. Should we lose any large-scale customers in the future and are unable to obtain additional customers, our revenues will suffer.

-	Experienced Management. Management’s technical knowledge and business relationships give us the ability to secure major infrastructure projects, which provides us with leverage to acquire less sophisticated operators, increase production volumes, and implement quality standards and environmentally sensitive policies. If there were to be any significant turnover in our senior management, it could deplete the institutional knowledge held by our existing senior management team.

-	Innovation Efforts. We strive to produce the most technically and scientifically advanced products for our customers and maintain close relationships with Tsinghua University, Xi’an University of Architecture and Technology and Beijing Dongfang Jianyu Institute of Concrete Science & Technology. We entered into technical service contracts with these research institutes to further improve our production and products. If our research and development efforts are not sufficient to adapt to the change in technology in the industry, our products may not compete effectively.

-	Competition. Our competition includes a number of state-owned and large private PRC-based manufacturers and distributors that produce and sell products similar to ours. We compete primarily on the basis of quality, technological innovation and price. Essentially, all of the contracts on which we bid are awarded through a competitive bidding process, with award contracts often being made awarded to the lowest bidder, though other factors such as shorter schedules or prior experience with the customer are often just as important. Within our markets, we compete with many national, regional and local state- owned and private construction entities some of which have achieved greater market penetration or have greater financial and other resources than us. In addition, there are a number of larger national companies in our industry that could potentially establish a presence in our markets and compete with us for contracts. If we are unable to compete successfully in our markets, our relative market share and profits could be reduced.

Comparison of the years ended June 30, 2019 and 2018

Revenue. Our revenue is primarily generated from sales of our advanced ready-mix concrete products. For the year ended June 30, 2019, we generated revenue of approximately $43.6 million, as compared to approximately $45.7 million during the year ended June 30, 2018, a decrease of approximately $2.1 million, or 5%. The decrease was primarily due to the depreciation of Chinese Reminbi (“RMB”) against the U.S. dollar of 4.9%. The decrease in revenue was also caused by 2.5% decrease of sales volume. Starting on November 15, 2017, certain districts of the local government implemented the suspension or production limitation policy on some of our customers. Additionally, there were fewer construction jobsites in Beijing area as compared with the same period of last year, which caused the demand of concrete products to decrease. The decrease was partially offset by the increase of unit price which was due to the increase of our unit cost.

Cost of Revenue. Cost of revenue, which consists of direct labor, rentals, depreciation, other overhead and raw materials, including inbound freight charges, was approximately $39.1 million for the year ended June 30, 2019, as compared to approximately $39.0 million for the year ended June 30, 2018, an increase of approximately $71,000, or 0.2%. The increase in cost of revenue was primarily caused by unit price inflation of our raw materials, such as stone, slag powder and mine powder for the year ended June 30, 2019, as compared to the same period in 2018. Additionally, the unit price of sand increased most among all the raw materials. The government started to enhance the sand mining management along the Yangtze River to protect the environment in July 2018 which caused the supply of sand to decrease. The unit price of sand is expected to keep going up, and we are working on finding a suitable substitute for sand to increase our gross margin.

Gross Profit. Gross profit was approximately $4.6 million for the year ended June 30, 2019, as compared to approximately $6.7 million of gross profit for the year ended June 30, 2018, a negative change of approximately $2.1 million, which was primarily due to the decrease of sale volume of concrete and the increase of unit production cost during the year ended June 30, 2019 as compared to the same period in 2018 for the reasons as discussed above.

Provision for Doubtful Accounts. We made a provision of doubtful accounts charge of approximately $2.6 million for the year ended June 30, 2018 as compared to provision of doubtful accounts charge of approximately $2.2 million during the year ended June 30, 2017, an increase of approximately $0.4 million, or 17%. The change was attributable to the fact that we collected less of our aged accounts receivable and other receivables that were over 720 days past due during the year ended June 30, 2019 as compared to the same period in 2018 and we correspondingly resulted in more provision for doubtful accounts in accordance with our allowance policy in 2019. The increase was offset by a recovery of doubtful accounts of prepayments – related party as we have received most inventories we made prepayments for from the related party.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of sales commissions, advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $7.3 million for the year ended June 30, 2019 as compared to approximately $6.7 million for the year ended June 30, 2018, an increase of approximately $0.6 million. The increase was primarily due to a $0.2 million increase in legal expenses, a $0.2 million increase in consulting fees, a $0.1 million increase in repairs and maintenance expense and $0.1 million increase in meals and entertainment expense as compared to the year ended June 30, 2018.

Research and Development Expenses. Research and development expenses were approximately $0.2 million for the year ended June 30, 2019 as compared to $1.2 million for the same period in 2018. We decreased our research and development expenditures during this period as we deemed the quality of our products is competitive in the market and we can spend minimum research and development cost to remain competitive with the quality of our products.

Loss from Operations. We incurred a loss from operations of approximately $8.8 million and a loss of approximately $3.3 million for the years ended June 30, 2019 and 2018, respectively. The negative change of approximately $5.5 million was primarily due to the reasons previously discussed.

Other Income (Expense), Net. Our other income (expense) consists of interest income (expense), finance expense and other non-operating income (expense). We had other expense of approximately $4,000 and other income of approximately $112,000 during the years ended June 30, 2019 and 2018, respectively. We earned interest income of approximately $2,000 and $6,000 for the years ended June 30, 2019 and 2018, respectively. Approximately $2.0 million and $1.4 million of interest expense was recorded for the years ended June 30, 2019 and 2018, and approximately $13,000 and $5,000 of finance expense was recorded for the years ended June 30, 2019 and 2018. Approximately $3.5 million and $2.8 million of estimated claims charges and its related interest charges were recorded for the years ended June 30, 2019 and 2018 due to legal actions related to several lawsuits against Xin Ao.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2019 and 2018 as we had net operating losses.

Net Loss. We incurred net loss of approximately $14.4 million for the year ended June 30, 2019, as compared to a net loss of approximately $7.4 million for the year ended June 30, 2018. This change was the result of the combination of the changes as discussed above.

Comparison of the years ended June 30, 2018 and 2017

Revenue. Our revenue is primarily generated from sales of our advanced ready-mix concrete products. For the year ended June 30, 2018, we generated revenue of approximately $45.7 million, as compared to approximately $45.0 million during the year ended June 30, 2017, an increase of approximately $0.7 million, or 2%. The increase in revenue was principally due to increased selling unit price by 21.7% resulting from the turnaround of the concrete industry. In late 2017, the local government shut down a number of small and non-qualified concrete manufactures, which led to less competition in the industry and drove up the selling price of the concrete as the supply of concrete was reduced. The increase was also due to the appreciation of Chinese Reminbi (“RMB”) against the U.S. dollar of 4.5%. The increase in revenue was offset by 20.3% decrease of sales volume due to the suspension or production limitation policy enforced by certain districts of the local government on some of our customers starting on November 15, 2017. The policy prohibits construction jobsites in certain areas from producing industrial waste or dust to aggravate winter haze weather during the winter time. Our production returned to normal levels on March 15, 2018 after the suspension and production limitations were removed from our customers.

Cost of Revenue. Cost of revenue, which consists of direct labor, rentals, depreciation, other overhead and raw materials, including inbound freight charges, was approximately $39.0 million for the year ended June 30, 2018, as compared to approximately $43.9 million for the year ended June 30, 2017, an decrease of approximately $4.9 million, or 11%. The decrease in cost of revenue was primarily associated with the decrease in our sales volume mainly due to the suspension or production limitation policies as discussed above partially offset by the increase of unit production costs of 6.5%, which was principally caused by unit price inflation of our raw materials, such as cement, stone, slag powder and mine powder for the year ended June 30, 2018, as compared to the same period in 2017.

Gross Profit. Gross profit was approximately $6.7 million for the year ended June 30, 2018, as compared to approximately $1.1 million of gross profit for the year ended June 30, 2017, a positive change of approximately $5.6 million, which was primarily due to the increase of our selling price of concrete at a higher rate than the slight increase of unit production cost during the year ended June 30, 2018 as compared to the same period in 2017 for the reasons as discussed above.

Provision for Doubtful Accounts. We made a provision of doubtful accounts charge of approximately $2.2 million for the year ended June 30, 2018 as compared to provision of doubtful accounts charge of approximately $3.4 million during the year ended June 30, 2017, a decrease of approximately $1.2 million, or 35%. The change was attributable to the fact that we collected more of our aged accounts receivable and other receivables that were over 720 days past due during the year ended June 30, 2018 as compared to the same period in 2017 and we correspondingly resulted in recovery for doubtful accounts in accordance with our allowance policy. The decrease was offset by an increase of the provision of doubtful accounts of prepayments – related party as the related party is being named as a joint defendant in one of our civil lawsuits, so we made approximately $0.3 million allowance for prepayments – related party.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of sales commissions, advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $6.7 million for the year ended June 30, 2018 as compared to approximately $5.7 million for the year ended June 30, 2017, an increase of approximately $1.0 million. The increase was primarily due to a $0.1 million increase in legal expenses and $1.1 million increase in compensation expense. The increase was offset by $0.1 million decrease in social insurance expense and $0.1 million decrease in meals and entertainment expense as compared to the year ended June 30, 2017.

Research and Development Expenses. Research and development expenses were approximately $1.2 million for the year ended June 30, 2018 as compared to $0.8 million for the same period in 2017. We increased our research and development expenditures during this period as we worked to improve our competitive advantage with respect to our products.

Loss from Operations. We incurred a loss from operations of approximately $3.3 million and a loss of approximately $8.8 million for the years ended June 30, 2018 and 2017, respectively. The decrease of approximately $5.5 million was primarily due to the reasons previously discussed.

Other Income (Expense), Net. Our other income (expense) consists of interest income (expense), finance expense and other non-operating income (expense). We had other income of approximately $112,000 and $407,000 during the years ended June 30, 2018 and 2017, respectively. We earned interest income of approximately $6,000 and $30,000 for the years ended June 30, 2018 and 2017, respectively. Approximately $1,360,000 and $831,000 of interest expense was recorded for the years ended June 30, 2018 and 2017, and approximately $5,000 and $604,000 of finance expense was recorded for the years ended June 30, 2018 and 2017. Approximately $2.8 million and $1.3 million of estimated claims interest charges were recorded for the years ended June 30, 2018 and 2017 due to legal actions related to several lawsuits against Xin Ao.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2018 and 2017 as we had net operating losses.

On December 22, 2017, the “Tax Cuts and Jobs Act” (“The Act”) was enacted. Under the provisions of the Act, the U.S. corporate tax rate decreased from 35% to 21%. As we have a June 30 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 28% for our fiscal year ending June 30, 2018, and 21% for subsequent fiscal years. Accordingly, we have remeasured our deferred tax asset for net operating loss carryforward in the U.S at the lower enacted tax rate of 21%. However, this remeasurment has no effect on our income tax expense as we have provided a 100% valuation allowance on our deferred tax assets previously.

Additionally, the Tax Act imposes a one-time transition tax on deemed repatriation of historical earnings of foreign subsidiaries, and future foreign earnings are subject to U.S. taxation. However, this one-time transition tax had no effect on our income tax expense as we have no undistributed foreign earnings through June 30, 2018 as we have cumulative foreign losses as of June 30, 2018.

Net Loss. We incurred net loss of approximately $7.4 million for the year ended June 30, 2018, as compared to a net loss of approximately $11.0 million for the year ended June 30, 2017. This change was the result of the combination of the changes as discussed above.

5.B. Liquidity and Capital Resources

As of June 30, 2019, we had cash and cash equivalents of approximately $28,000, which was held by our consolidated subsidiaries and VIE located outside the U.S. We would be required to accrue and pay U.S. taxes if we were to repatriate these funds. Any company which is registered in mainland PRC must apply to the State Foreign Exchange Administration for approval in order to remit foreign currency to any foreign country. We currently do not intend to repatriate to the U.S. the cash and short-term investments held by our foreign subsidiaries. However, if we were to repatriate funds to the U.S., we would assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences. As we conduct all of our operations in the PRC, the restriction on the conversion of cash and short-term investments held in RMB to other currencies should not affect our liquidity.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. Our business is capital intensive and we are highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes have been utilized to finance the working capital requirements and the capital expenditures of us. Our working deficit was approximately $1.1 million as of June 30, 2019. As of June 30, 2019, we had cash on-hand of approximately $0.3 million, with remaining current assets mainly composed of accounts receivable and prepayments and advances.

Although we believe that we can realize our current assets in the normal course of business, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered our historical experience, the economic environment, trends in the construction industry in the PRC, the expected collectability of its accounts receivable and other receivables and the realization of the prepayments on inventory, and provided an allowance for doubtful accounts as of June 30, 2019. We expect to realize the balance of its current assets, net of the allowance for doubtful accounts within the normal operating cycle of twelve months.

However, we are involved in various lawsuits, claims and disputes related to our operations and the personal guarantees of our officers to affiliated entities owned by them. We are actively defending these actions and attempting to mitigate our exposure to any liability in excess of the current provision of approximately $6.6 million, (see Note 14 in the accompanying notes to the consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on our consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of June 30, 2019, our VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $26.7 million (see Note 14 in the accompanying notes to the consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve us principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, our shareholders and former officers. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws. Mr. Han and Mr. He have agreed to indemnify us for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, our working deficit as of June 30, 2019 could be increased from approximately $1.1 million to a net working deficit of approximately $27.8 million.

In addition, the Company is in default of its bank loan agreement for which the bank obtained a court order demanding the immediate repayment of the debt in May 2019. The balance due to the bank is approximately $24.7million as of June 30, 2019. The Company has not made the repayment.

Our management has considered whether there is a going concern issue due to our recurring losses from operations, the default of the Company’s bank loans, the estimated claims charges and the possible additional exposure for pending actions against us which is presently unknown. Management has determined there is substantial doubt about our ability to continue as a going concern. If we are unable to generate significant revenue, defer payment or the replacement of our current bank loans and secure additional financing or resolve any pending estimated claim charges, we may be required to cease or curtail our operations. Our financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management is trying to alleviate the going concern risk through equity financing, obtaining financial support, the continued forbearance of the bank, and credit guarantee commitments from our officers/shareholders (See Note 8 – Related party transactions) and debt restructuring for most litigation liabilities.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended June 30,
	2019	2018	2017

Net cash (used in) provided by operating activities	$(1,076,142)	$2,450,018	$1,700,657
Net cash used in investing activities	(135,705)	(138,151)	(210,962)
Net cash provided by (used in) financing activities	522,667	(5,795,823)	(2,056,169)
Effect of exchange rate change on cash	(62,024)	149,203	(104,673)
Net change in cash and cash equivalents	$(751,205)	$(3,334,753)	$(671,147)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $1.1 million for the years ended June 30, 2019, which was attributable to a net loss of $14.4 million and adjustments to reconcile the net loss to net cash used in operating activities of approximately $8.3 million, including adjustments for approximately $1.1 million of depreciation, approximately $4.6 million of stock compensation expense, approximately $2.6 million of a provision for doubtful accounts, and the increase of accounts receivable of approximately $6.0 million, excluding a non-cash offset of $9.4 million, payments of other receivables of approximately $1.4 million, payments of prepayments and advances of approximately $6.3 million, excluding a non-cash offset of $5.0 million, decrease of customer deposits of approximately $0.2 million and decrease of taxes payable of approximately $0.1 million. Net cash outflow was primarily offset by the decrease of prepayment – related party of $2.5 million as we have already secured enough materials for production from third parties, increase of accounts payable of approximately $10.4 million, excluding a non-cash offset of $3.2 million, addition of approximately $0.5 million other payables-shareholders, and an increase of approximately $5.7 million in accrued liabilities and contingent liabilities, excluding a non-cash offset of $1.2 million.

Net cash provided by operating activities totaled approximately $2.5 million for the year ended June 30, 2018, which was attributable to a net loss of $7.4 million and adjustments to reconcile the net loss to net cash provided by operating activities of $4.8 million, including adjustments for $1.2 million of depreciation, $1.4 million of stock compensation expense, and $2.2 million of a provision for doubtful accounts. Net cash from changes in operating assets and liabilities resulted in a net cash inflow, which mainly included cash inflow for decrease of inventories of $0.2 million, decrease of other receivables of $1.5 million, reduction of prepayments and advances of $16.0 million from third parties and reduction of prepayments and advances of $4.2 million from a related party as we have already secured enough materials for production, the addition of $1.0 million in customer deposits, excluding non-cash offset of $0.7 million, addition of $0.7 million other payables-shareholders, excluding a non-cash offset of $1.0 million and an increase of $2.8 million in accrued liabilities and contingent liabilities, excluding a non-cash offset of $2.5 million. Net cash inflow was primarily offset by an increase of accounts receivable of $4.6 million, excluding a non-cash offset of $6.9 million, payments of accounts payable $12.8 million, excluding non-cash offset of $6.9 million, payments of other payables of $3.9 million, excluding a non-cash offset of $0.1 million, as we had sufficient cash flow to pay down our accounts payable and other payables when due.

Net cash provided by operating activities totaled approximately $1.7 million for the year ended June 30, 2017, which was primarily attributable to the net loss of $11.0 million, which was offset by the adjustments to reconcile to net cash provided by operating activities of $1.7 million, including adjustments for $1.2 million of depreciation, $0.3 million of stock compensation expense, and $3.4 million provision for doubtful accounts as well as $7.9 million cash inflow from a change in operating assets and liabilities. Net cash from changes in operating assets and liabilities resulted in a net cash inflow, which mainly included cash inflow for reduction in inventories of $0.4 million, collection of other receivables of $7.5 million as we increased our efforts on other receivables collections, reduction of prepayments and advances net of $12.3 million as we have already secured enough materials for production, additional accounts payable of $0.01 million, excluding non-cash offset of $1.5 million, as we were in waiting for our accounts receivable collection and maturities of notes receivable to repay our vendors, and additional other payables, including related party payables, of $4.1 million, due to accrued research and development expenses, accrued salary and rental expense payable to our related parties, and was primarily offset by additional accounts receivable of $13.5 million, excluding a non-cash offset of $1.5 million, due to delays in the receipt of customer payments, a reduction of customer deposits of approximately $3.6 million and increased accrued liabilities and contingent liabilities of $0.6 million.

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the year ended June 30, 2019, which was primarily attributable to the purchase of equipment.

Net cash used in investing activities was approximately $0.1 million, excluding $0.1 million non-cash offset of $0.1 million, for the year ended June 30, 2018, which was primarily attributable to the purchase of equipment.

Net cash used in investing activities was approximately $0.2 million for the year ended June 30, 2017, which was primarily attributable to the purchase of equipment.

Financing Activities

Net cash provided by financing activities totaled approximately $0.5 million for the year ended June 30, 2019, which was primarily attributable to approximately $5.0 million in new bank loans, approximately $1.0 million for the sale of ordinary share and approximately $24,000 for the borrowings received from shareholders. Net cash inflow was offset by approximately $5.4 million in repayments of bank loans.

Net cash used in financing activities totaled approximately $5.8 million for the year ended June 30, 2018, which was primarily attributable to $26.6 million for the repayments of bank loans, $14.6 million for the repayments of notes payable. Net cash outflow was offset by $34.7 million in new bank loans, $0.1 million borrowings from shareholders, excluding non-cash offset of $1.0 million and receipt of $0.6 million common stock.

Net cash used in financing activities totaled approximately $2.1 million for the year ended June 30, 2017, which was primarily attributable to $20.7 million in cash proceeds from bank loans and bank guarantees, $30.4 million in proceeds from notes payable and $0.1 million in borrowing from shareholders, which was offset by $19.2 million for the repayment of bank loans and bank guarantees and $34.1 million for the repayment of notes payable.

5.C. Research and Development, Patents and Licenses, etc.

Research and Development

During the years ended June 30, 2019, 2018 and 2017, we had research and development expenses of approximately $0.2 million, $1.2 million and $0.8 million, respectively.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report and below, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Contingencies

The Company has been and continues to be a party to various legal actions. The majority of these claims and proceedings relate to or arise from, commercial disputes, labor contract complaints and sales contract complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated (See Dispute Matters Arising in the Ordinary Course of Business for more information). In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made as indicated below (See Legal Matters). Currently, except as otherwise noted below, the Company does not believe that it is possible to estimate the potential losses incurred or a range of reasonably possible losses related to the outstanding claims.  Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.6 million (including interest and penalty of $1.3 million and exclusive of the Company’s $24.7 million bank debt in default). These amounts are presented in the accompanying consolidated balance sheets (See Accrued Contingent Liabilities). During the years ended June 30, 2019, 2018 and 2017, additional estimated claims charges of approximately $3.5 million, $2.8 million and $1.3 million, respectively, on some of the remaining claims is presented in the accompanying consolidated statements of operations under the caption “Estimated claims charges”.

As of the date of this 20-F, the Company’s management does not expect any other material liability from the disposition of claims as of the date of this 20-F report from litigation individually, or in the aggregate that would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Due to the Company’s operations in the PRC and the legal environment in the PRC, it is possible that the Company’s VIE, Xin Ao could be named as a defendant in the litigation based upon the guarantees of Mr. Han and Mr. He and/or their related parties.

Legal matters

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments of approximately $26.7 million and the likelihood of the outcome of these lawsuits cannot be determined as of the date of this report. These lawsuits involved with the Company were mainly due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and officers, because they are also the shareholders of our VIE, Xin Ao. Because Mr. Han and Mr. He are the shareholders of Xin Ao, the plaintiffs included Xin Ao in the joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to the pending judgements in the future.

The type of litigation disputes with contingencies associated are summarized as follows as of June 30, 2019:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$59,127,585	$10,171,070	$69,298,655
2) Purchase	2,771,981	71,649	2,843,630
3) Leases	8,852,874	-	8,852,874
4) Labor	227,963	-	227,963
Total	$70,980,403	$10,242,719	81,223,122
Settled claims			(54,474,782)
Remaining claims amount			$26,748,340

5.E. Off-Balance Sheet Arrangements

Other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2019:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short term loans-banks-in default	$24,686,899	$24,686,899	$-	$-	$-
Operating lease obligations	1,459,000	459,000	866,000	134,000	-
Total	$26,145,899	$25,145,000	$866,000	$134,000	$-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Yang (Sean) Liu	40	Chief Executive Officer, Chairman of the Board
Lili Jiang	29	Chief Financial Officer and Director
Yan Zhang	37	Independent Director
Wei Pei	35	Independent Director
Xiaoyuan Zhang	31	Independent Director

Biography

Yang (Sean) Liu

Mr. Liu has been serving as the Chairman and Chief Executive Officer of the Company since March 28, 2019. He had served as the President of MagniFinTech (“Magni”) from May 2017 to March 28, 2019 and served as CEO of Wave Sync Corporation from July 2017 to August 2018. Prior to joining Magni, Mr. Liu served as the Murex Regional Manager at UBS from November 2015 to May 2017. From June 2008 to November 2015, Mr. Liu served as a Senior Consultant, Client Coordinator and Single-point of Contact at Murex North America. Mr. Liu has a Bachelor’s degree in Engineering from Tsinghua University in China, as well as two Master’s degrees in Financial Mathematics and Electrical Engineering from New Mexico State University.

Lili Jiang

Ms. Jiang has been serving as the Chief Financial Officer and Director of the Company since March 28, 2019. She had served as the Manager of the Overseas Medical Business Department of Aolan Health Management Co., Ltd (“Aolan”) from May 2016 to March 28, 2019. Prior to joining Aolan, Ms. Jiang was the Business Executive Assistant at the Australian Embassy in China from July 2011 to April 2016. She is a Certified Public Accountant in Australia. Ms. Jiang has a Bachelor’s degree in Accounting and Finance from Sydney Technical University in Australia, and a Master’s degree in Economics in Finance from University of New South Wales in Sydney, Australia.

Yan Zhang

Mr. Zhang became a member of our Board of Directors on June 28, 2019. Ms. Zhang served as the Manager of the Shanghai Representative Office of AL.EA. Consulting S.r.l. since March 2018. She had served as the Purchasing Manager of Datatool Information Technology Co., Ltd. (“Datatool”) from December 2014 to November 2017. Prior to joining Datatool, Ms. Zhang served as the Sourcing Supervisor at ACS Auxiliary Equipment (Suzhou) from October 2005 to September 2014. Ms. Zhang has a Bachelor’s degree in Food Science and Technology from Huai Hai Institute of Technology in China.

Wei Pei

Mr. Pei became a member of our Board of Directors on March 21, 2018. Mr. Pei has served as the Administrative Director of Wanda Picture Television & Media Co. since January 2017, responsible for the HR department and administrative office. He also assists the management work of some filming development projects of the Company. Before that, he worked at the Wanda Hotel Construction Co. since March 2010 in charge of the HR, project management and organizational work. Mr. Pei graduated from Harbin Institute of Technology with a bachelor degree in Business Management in 2006.

Xiaoyuan Zhang

Ms. Zhang became a member of our Board of Directors on July 19, 2019. Ms. Zhang has served as the Chief Financial Officer and Treasurer of Senmiao Technology Limited (Nasdaq: AIHS) since September 2018. From October 2010 to September 2018, Ms. Zhang served as Senior Auditor and Assurance Manager of Ernst & Young Hua Ming LLP, Chengdu Branch, where she participated in audits of several public companies listed in China, Hong Kong and Singapore, as well as large state-owned and foreign investment enterprises. Ms. Zhang received her dual bachelor’s degrees in accounting and law from Southwestern University of Finance and Economics in Chengdu, China. Ms. Zhang is an intermediate accountant and a Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

6.B. Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal years ended June 30, 2019 and 2018.

						Non-
						Equity	Non-
						Incentive	Qualified
						Plan	Deferred	All
Name and	Year			Stock	Option	Compensation	Compensation	Other
Principal	Ended	Salary	Bonus	Awards	Awards	Earnings	Earnings	Compensation	Total
Position	June 30	($)	($)	($)	($)	($)	($)	($)	($)
Xianfu Han,	2019	270,000	-	-	-	-	-	-	270,000
Former Chairman and CEO (1)	2018	360,000	-	-	-	-	-	-	300,000

Weili He, Former Vice	2019	270,000	-	-	-	-	-	-	270,000
Chairman, interim CFO and COO (2)	2018	360,000	-	-	-	-	-	-	300,000

Yang (Sean) Liu, Chairman and CEO (3)	2019 2018			87,900					87,900

Lili Jiang, Director and CFO (4)	2019 2018			87,900					87,900

(1)	Mr. Han became our Chief Executive Officer on April 29, 2008. He was entitled to an annual salary of $300,000 for service as our Chief Executive Officer from July 1, 2014 to June 30, 2017 and increased to an annual salary of $360,000 from July 1, 2017 to June 30, 2020. Mr. Han resigned from his positions as CEO and Chairman on March 28, 2019.

(2)	Mr. He became our Chief Operating Officer on April 29, 2008, and became our Interim Chief Financial Officer on September 21, 2012. He was entitled to an annual salary to $300,000 for service as our Interim Chief Financial Officer from July 1, 2014 to June 30, 2017 and increased to $360,000 from July 1, 2017 to June 30, 2020. Mr. He resigned from his positions as Interim Chief Financial Officer, Chief Operating Officer, and Vice Chairman on March 28, 2019.

(3)	Mr. Liu became our Chief Executive Officer and Chairman on March 28, 2019. He is entitled to an annual compensation of 120,000 ordinary shares of the Company.

(4)	Ms. Jiang became our Chief Financial Officer and Director on March 28, 2019. She is entitled to an annual compensation of 120,000 ordinary shares of the Company.

The executive directors agreed not to receive any compensation for serving on the board.  The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2019.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Tao Jin (1)	$25,000	$-	-	-	-	-	$25,000
Wei Pei (2)	$25,000	-	-	-	-	-	$25,000
Jiehui Fan (3)	$30,000	-	-	-	-	-	$30,000
Xiaoyuan Zhang (4)
Yan Zhang (5)

(1)	On May 4, 2011, we entered into a director agreement with Tao Jin pursuant to which he is entitled to receive, annually, a cash compensation of $25,000 in cash. Mr. Tao Jin resigned on June 28, 2019.

(2)	On March 21, 2017, we entered into a director agreement with Mr. Wei Pei pursuant to which he is entitled to receive annual compensation of $25,000.

(3)	On June 12, 2018, we entered into a director agreement with Ms. Jiehui Fan pursuant to which she is entitled to receive annual compensation of $30,000. Ms. Fan resigned as a Director on July 19, 2019.

(4)	On July 19, 2019, we entered into a director agreement with Ms. Xiaoyuan Zhang pursuant to which she is entitled to receive annual compensation of $10,000.

(5)	On June 28, 2019, we entered into a director agreement with Ms. Yan Zhang pursuant to which she is entitled to receive annual compensation of 10,000 ordinary shares

6.C. Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Audit Committee

Xiaoyuan Zhang, Yan Zhang and Wei Pei are members of our Audit Committee, and Xiaoyuan Zhang serves as the chairwoman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

Our Audit Committee performs several functions, including:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S- K under the Securities Act of 1933, as amended;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent auditors;

●	reporting to the Board; and

●	such other matters that are specifically delegated to our audit committee by the Board from time to time.

Compensation Committee

Xiaoyuan Zhang, Yan Zhang and Wei Pei are members of our Compensation Committee, and Yan Zhang serves the chairwoman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. The Compensation Committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our senior executives; and

●	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Xiaoyuan Zhang, Yan Zhang and Wei Pei are members of our Nominating and Corporate Governance Committee and Wei Pei is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	identify qualified individuals to become Board members, consistent with criteria approved by the Board, and to recommend that the Board select, the director nominees for the next annual meeting of shareholders;

●	develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and

●	to oversee the evaluation of the Board and management.

6.D. Employees

See the section entitled “Employees” in Item 4 above.

6.E. Share Ownership

As of November 14, 2019, 7,574,626 of our ordinary shares were issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 7,574,626 ordinary shares outstanding as of November 14, 2019.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 14, 2019 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary Shares Beneficially Owned As of November 14, 2019
Name of Beneficial Owners(2)	Number	%(1)
Directors and Executive Officers:
Yang (Sean) Liu	120,000	1.58%
Lili Jiang	120,000	1.58%
Xiaoyuan Zhang	—	—
Yan Zhang	—	—
Wei Pei	—	—
All directors and officers as a group (five individuals)	240,000	3.17%
5% shareholders:
Hou Sing International Business Limited(3)	2,480,000	32.74%

(1)	Applicable percentage of ownership is based on 7,574,626 ordinary shares outstanding together with securities exercisable or convertible into ordinary shares within sixty (60) days as of the date hereof for each shareholder.

(2)	Unless otherwise noted, the business address of each of the following entities or individuals is 9 North West Fourth Ring Road, Yingu Mansion Ste 1708, Haidian District, Beijing 100190.

(3)	The business address of Hou Sing International Business Limited is Times Square, 1 Matheson St, Unit 6, Room 901, Causeway Bay, Hong Kong.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Except as discussed below, since the beginning of the 2012, there have not been any transactions, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Prepayment - related party

Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, are holding positions as president and director of Ningbo Lianlv Investment Ltd., respectively. This company owns 99% of the shares of Beijing Lianlv Technical Group Ltd. (“Beijing Lianlv”), the Company’s supplier. As of June 30, 2019 and 2018, the Company prepaid $456,399 and $3,027,409 to Beijing Lianlv, before any allowance, for inventory purchases, respectively.

Due to Beijing Lianlv being named as a joint defendant in one of the civil lawsuits of the Company, the Company provided a provision of 5% of an allowance for doubtful accounts for Beijing Lianlv’s prepayment that are aged from six months to one year and 10% for the balance beyond one year. As of June 30, 2019 and 2018, the Company made $0 and $0.3 million allowance for prepayment – related party, respectively.

Other receivable - related party

This balance represents litigation against Xin Ao who entered into a capital lease agreement on behalf of Beijing Lianlv, an entity whose shareholders are Mr. Han and Mr. He. The balance was indemnified by Mr. Han and Mr. He in November 2019. As of June 30, 2019 and 2018, other receivable – related party from Beijing Lianlv was $165,075 and $1,397,042, respectively.

Other payables - related parties

Mr. Xianfu Han, Mr. Weili He have advanced funds to BVI-ACM for working capital purposes. The advances are non-interest bearing, unsecured, and are payable in cash on demand. They and their spouses have also guaranteed certain short-term loans payable and notes payable of the Company (see Note 7).

Other payables – related parties consisted of the following:

	June 30, 2019	June 30, 2018

Xianfu Han	$361,336	$91,336
Weili He	396,401	104,428
	$757,737	$195,763

Loans payable - employees

Na Wang and Wei Zhang, employees of the Company, have settled certain liabilities on behalf of the Company with its vendors and advanced funds to the Company for working capital purposes. The settlement amount and advances are non-interest bearing, unsecured, and are payable in cash on demand.

	June 30, 2019	June 30, 2018

Na Wang	$2,341,932	$-
Wei Zhang	2,251,942	-
	$4,593,874	$-

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this Annual Report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “HHT.” The shares began trading on February 25, 2013 on the NASDAQ Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the NASDAQ Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles, the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date hereof, the authorized share capital of the Company is $75,000 divided into 75,000,000 Ordinary Shares with a nominal or par value of USD 0.001 each. As of the date hereof, 7,574,626 Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

Ordinary Shares

The following are summaries of material provisions of our Memorandum and Articles, corporate governance policies and the Companies Law insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company

Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital

The holders of our Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of Memorandum and Articles, to vote thereat.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Law and to our Memorandum and Articles.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded by the chairman or persons holding certain amounts of shares as set forth in the Memorandum and Articles. Actions that may be taken at a general meeting also may be taken by a unanimous resolution of the shareholders in writing.

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two members present in person or by proxy shall be a quorum provided always that if the Company has one member of record the quorum shall be that one member present in person or by proxy. An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast.

A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the Memorandum and Articles and reduce the share capital.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his, its or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors or in a form prescribed by the stock exchange on which our shares are then listed.

Our Board of Directors may, in its sole discretion, decline to register any transfer of Ordinary Shares whether or not it is fully paid up to the total consideration paid for such shares. Our directors may also decline to register any transfer of Ordinary Shares if (a) the instrument of transfer is not accompanied by the certificate covering the shares to which it relates or any other evidence as our Board of Directors may reasonably require to prove the title of the transferor to, or his/her right to transfer the shares; or (b) the instrument of transfer is in respect of more than one class of shares.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Winding-Up/Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), a liquidator may be appointed to determine how to distribute the assets among the holders of the Ordinary Shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately; a similar basis will be employed if the assets are more than sufficient to repay the whole of the capital at the commencement of the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Board of Directors.

Inspection of Books and Records

Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Law or authorized by the Directors or by the Company in a general meeting. However, the Directors shall from time to time cause to be prepared and to be laid before the Company in a general meeting, profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Companies Law. (See “Where You Can Find More Information”)

Issuance of Additional Shares

Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may, issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than twenty percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our Board of Directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. The directors may, whenever they think fit, convene an extraordinary general meeting.

Shareholders’ general meetings and any other general meetings of our shareholders may be convened by a majority of our Board of Directors. Our Board of Directors shall give not less than seven days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than ten percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside of the Cayman Islands;

●	is exempted from certain requirements of the Companies Law, including the filing an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

●	does not have to make its register of members open for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value (subject to the provisions of the Companies Law);

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in, or omitted from, our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles require us to indemnify our officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Material Differences between U.S. Corporate Law and Cayman Islands Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Huitao Technology Co., Ltd. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Xin Ao may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Relating to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698. See “Risk Factors — Risk Factors Relating to Doing Business in China — We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. According to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Taxation

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in any offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at http://www.China-ACM.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 26, 2018, we filed a definitive proxy statement to change our place of incorporation from Nevada to the Cayman Islands. The re-domicile involved the Company’s merger with a newly formed subsidiary, as a result of which we became a wholly owned subsidiary of a Cayman Islands holding company (“CADC Cayman”). Each outstanding share of common stock of the Company was converted into the right to receive one ordinary share of CADC Cayman, which was issued by CADC Cayman in connection with the merger pursuant to a registered offering.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, we concluded that as of June 30, 2019, due to the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2019. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2019, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	The personnel primarily responsible for the preparation of our financial statements do not have requisite levels of knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements;

●	Ineffective supervision of the Company’s internal and disclosure controls over financial reporting;

Management is in the process of re-assessing the design of certain control activities and developing its remediation plan for the above identified weaknesses. The Company’s actions are subject to ongoing senior management review, as well as Audit Committee oversight. The Company has implemented or will implement following remedial measures within its resources as soon as practicable:

●	Establishing an internal audit function or engage an external consulting firm, to assist with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls;

(c)	Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Xiaoyuan Zhang, Yan Zhang and Wei Pei. Our board of directors has determined Xiaoyuan Zhang, Yan Zhang and Wei Pei are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Xiaoyuan Zhang meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B.	CODE OF ETHICS

The Board has adopted a Code of Conduct and Ethics that applies to the Company’s directors, officers and employees. A copy of this policy is available via our website at www.China-ACM.com. Printed copies of our Code of Ethics may be obtained, without charge, by contacting the Corporate Secretary, Huitao Technology Co., Ltd., 9 North West Fourth Ring Road Yingu Mansion Suite 1708, Haidian District Beijing, People’s Republic of China 100190

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended June 30, 2018	Year Ended June 30, 2019

Audit fees(1)	$185,000	$387,529
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	19,000	6,000
TOTAL	$204,000	$393,529

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)

“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Resignation of Previous Independent Registered Public Accounting Firm

By letter dated (and received) October 11, 2018, our independent registered public accounting firm, Friedman LLP (“Friedman”) notified the Audit Committee of the Board of Directors of China Advanced Construction Materials Group, Inc. (the “Company”, “we”, or “us”) of its resignation as the Company’s independent registered public accounting firm. On October 11, 2018, the Board of Directors accepted such resignation. The auditor’s report of Friedman on the Company’s consolidated financial statements as of and for the year ended June 30, 2016 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

On October 6, 2018, the Audit Committee of the Board of Directors, after consultation with the Company’s then independent registered public accounting firm, Friedman LLP (“Friedman”) concluded, that the Company’s audited financial statements at and for the year ended June 30, 2017 contained in the Company’s Annual Report on Form 10-K originally filed with the SEC on as well the unaudited financial statements at and for the periods ended March 31, 2018, December 31, 2017 and September 30, 2017 contained in the Company’s Quarterly Reports on Form 10-Q originally filed on November 15, 2017, February 13, 2018 and May 15, 2018, respectively, should no longer be relied upon.

During the two most recent fiscal years and through the subsequent interim period preceding Friedman’s resignation, there were no (i) “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Friedman would have caused Friedman to make reference to the subject matter thereof in its reports for such fiscal years and interim periods, or (ii) “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of this disclosure to Friedman and have requested that Friedman furnish us with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from Friedman, and a copy of their letter is filed with the Securities and Exchange Commission on October 16, 2018 in our Current Report on Form 8-K as Exhibit 16.1.

(b) Engagement of New Independent Registered Public Accounting Firm

On October 13, 2018, the Board of Directors approved the engagement of Wei, Wei & Co., LLP (“WWC”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2018 and 2017.

During the two most recent fiscal years and through the subsequent interim period preceding WWC’s engagement, the Company has not consulted with WWC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G.	CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-32.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1(1)	Amended and Restated Memorandum and Articles of Association

1.2(1)	Certificate of Incorporation on Change of Name

4.1*	Form of Employment Agreement

4.2*	Form of Director Agreement

4.3(2)	2019 Equity Incentive Plan

4.4(3)	Employment Agreement by and between Sean (Yang) Liu and the Company, dated March 28, 2019.

4.5(3)	Employment Agreement by and between Lili Jiang and the Company, dated March 28, 2019.

4.6(4)	Director Agreement by and between Xiaoyuan Zhang and the Company, dated July 19, 2019.

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities

11.1*	Code of Business Conduct and Ethics

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed as an exhibit hereto.

(1) (2)

Incorporated by reference to the Company’s Current Report on Form 6-K filed with the SEC on July 17, 2019.

Incorporated by reference to the Company’s Current Report on Form 6-K filed with the SEC on June 5, 2019.

(3)	Incorporated by reference to the Company’s Current Report on Form 6-K filed with the SEC on March 28, 2019.
(4)	Incorporated by reference to the Company’s Current Report on Form 6-K filed with the SEC on July 24, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUITAO TECHNOLOGY CO., LTD.

/s/ Yang (Sean) Liu
Name: Yang (Sean) Liu
Title: Chief Executive Officer

Date: November 15, 2019

HUITAO TECHNOLOGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Huitao Technology Co., Ltd. and subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Huitao Technology Co., Ltd. and subsidiaries (formerly China Advanced Construction Materials Group, Inc.) (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended June 30, 2019 , and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Company’s recurring losses from operations, the estimated claims charges and the possible additional exposure for pending litigation actions against Company which is presently unknown. In addition, the Company is in default under its bank loan agreement for which the bank has filed with the PRC courts to demand repayment. These factors indicate the Company may not be able to continue as a going concern. The Company continues to be reliant on borrowings from its shareholders and the continued forbearance of the bank and the Company’s creditors. Management’s evaluation of the events and conditions and management’s plans, regarding those matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2018.

New York, New York
November 15, 2019

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$347,486	$1,098,691
Accounts and notes receivable, net	37,010,458	43,322,463
Inventories	511,160	427,193
Other receivables, net	1,423,563	71,242
Other receivable - related party	165,075	1,397,042
Prepayments and advances, net	12,566,372	1,569,162
Prepayment - related party	456,399	2,725,423
Prepaid expenses	25,000	40,458
Total current assets	52,505,513	50,651,674

PROPERTY PLANT AND EQUIPMENT, net	1,659,520	2,748,409
Total assets	$54,165,033	$53,400,083

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank loans - in default	$24,686,899	$26,062,665
Accounts payable	12,841,076	10,340,072
Customer deposits	635,762	903,034
Other payables	372,913	369,780
Other payables - related parties	757,737	195,763
Loans payable - employees	4,593,874	-
Accrued liabilities	3,083,929	1,217,584
Taxes payable	80,860	178,190
Accrued contingent liabilities	6,591,185	4,430,787
Total current liabilities	53,644,235	43,697,875

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

SHAREHOLDERS’ EQUITY:

Preferred shares, $0.001 par value, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Ordinary shares, $0.001 par value, 74,000,000 shares authorized, 7,174,626 and 5,488,649 shares issued and outstanding as of June 30, 2019 and 2018, respectively	7,175	5,489
Additional paid-in-capital	54,237,082	48,360,368
Deferred stock compensation	(3,161,200)	(2,825,000)
Deficit	(64,031,446)	(49,642,916)
Statutory reserves	6,248,092	6,248,092
Accumulated other comprehensive income	7,221,095	7,556,175
Total shareholders’ equity	520,798	9,702,208
Total liabilities and shareholders’ equity	$54,165,033	$53,400,083

The accompanying notes are an integral part of these consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2019	2018	2017

REVENUE	$43,651,923	$45,734,647	$45,048,413

COST OF REVENUE	39,093,782	39,022,360	43,953,477

GROSS PROFIT	4,558,141	6,712,287	1,094,936

PROVISION FOR DOUBTFUL ACCOUNTS	(2,559,785)	(2,184,221)	(3,352,063)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(5,996,609)	(5,301,168)	(5,380,702)
RESEARCH AND DEVELOPMENT EXPENSES	(223,668)	(1,182,133)	(846,438)
STOCK COMPENSATION EXPENSE	(4,592,200)	(1,388,501)	(289,000)

LOSS FROM OPERATIONS	(8,814,121)	(3,343,736)	(8,773,267)

OTHER INCOME (EXPENSE)
Other (expense) income, net	(4,113)	111,922	407,452
Interest income	2,282	6,051	30,464
Interest expense	(2,038,291)	(1,360,608)	(830,978)
Finance expense	(13,201)	(5,137)	(604,498)
Estimated claims charges	(3,521,086)	(2,808,457)	(1,267,293)
TOTAL OTHER EXPENSE, NET	(5,574,409)	(4,056,229)	(2,264,853)

LOSS BEFORE PROVISION FOR INCOME TAXES	(14,388,530)	(7,399,965)	(11,038,120)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(14,388,530)	$(7,399,965)	$(11,038,120)

COMPREHENSIVE INCOME (LOSS)
Net loss	$(14,388,530)	$(7,399,965)	$(11,038,120)
Other comprehensive (loss) income - foreign currency translation (loss) gain	(335,080)	347,097	(499,361)

COMPREHENSIVE LOSS	$(14,723,610)	$(7,052,868)	$(11,537,481)

LOSS PER ORDINARY SHARE
Weighted average number of shares:
Basic	5,841,614	2,942,945	2,266,826
Diluted	5,841,614	2,942,945	2,266,826

Loss per share:
Basic	$(2.46)	$(2.51)	$(4.87)
Diluted	$(2.46)	$(2.51)	$(4.87)

The accompanying notes are an integral part of these consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary share		Additional	Deferred			Accumulated other
	Number	Par	Paid-in	Share		Statutory	comprehensive
	of shares	amount	capital	Compensation	Deficit	reserves	income	Total
BALANCE, June 30, 2016	2,180,799	$2,181	$38,373,584	$-	$(31,204,831)	$6,248,357	$7,708,439	$21,127,730

Ordinary shares issued for services without performance commitment	106,859	107	(107)	-	-	-	-	-
Ordinary shares issued for compensation	100,000	100	288,900	-	-	-	-	289,000
Net loss	-	-	-	-	(11,038,120)	-	-	(11,038,120)
Dissolution of subsidiaries	-	-	-	-	-	(265)	-	(265)
Foreign currency translation loss	-	-	-	-	-	-	(499,361)	(499,361)

BALANCE, June 30, 2017	2,387,658	2,388	38,662,377	-	(42,242,951)	6,248,092	7,209,078	9,878,984

Cancellation of ordinary shares issued for services	(56,859)	(57)	57	-	-	-	-	-
Ordinary shares issued for services	-	-	144,500	-	-	-	-	144,500
Ordinary shares issued for compensation	475,195	475	1,243,526	-	-	-	-	1,244,001
Ordinary shares issued for debt repayment	1,882,655	1,883	3,857,560	-	-	-	-	3,859,443
Sale of ordinary shares	300,000	300	599,700	-	-	-	-	600,000
Ordinary shares issued for services	500,000	500	2,824,500	(2,825,000)	-	-	-	-
Payments made by major shareholders for litigation	-	-	1,028,148	-	-	-	-	1,028,148
Net loss	-	-	-	-	(7,399,965)	-	-	(7,399,965)
Foreign currency translation gain	-	-	-	-	-	-	347,097	347,097

BALANCE, June 30, 2018	5,488,649	5,489	48,360,368	(2,825,000)	(49,642,916)	6,248,092	7,556,175	9,702,208

Sale of ordinary shares	295,977	296	949,704	-	-	-	-	950,000
Ordinary shares issued for compensation	550,000	550	1,319,450	-	-	-	-	1,320,000
Ordinary shares issued for services	600,000	600	1,757,400	(1,758,000)	-	-	-	-
Unvested restricted ordinary shares issued to officers	240,000	240	1,850,160	(1,850,400)	-	-	-	-
Amortization of deferred share compensation	-	-	-	3,272,200	-	-	-	3,272,200
Net loss	-	-	-	-	(14,388,530)	-	-	(14,388,530)
Foreign currency translation loss	-	-	-	-	-	-	(335,080)	(335,080)

BALANCE, June 30, 2019	7,174,626	$7,175	$54,237,082	$(3,161,200)	$(64,031,446)	$6,248,092	$7,221,095	$520,798

The accompanying notes are an integral part of these consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,388,530)	$(7,399,965)	$(11,038,120)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,128,832	1,239,383	1,178,427
Loss (gain) on disposal of equipment	3,866	(2,306)	-
Stock compensation expense	4,592,200	1,388,501	289,000
Provision for doubtful accounts	2,559,782	2,184,221	3,352,063
Changes in operating assets and liabilities
Accounts and notes receivable	(6,032,880)	(4,647,399)	(13,544,355)
Inventories	(99,755)	218,252	374,676
Other receivables	(1,425,544)	1,458,316	7,534,134
Prepayments and advances	(6,298,504)	15,996,599	18,161,510
Prepayment - related party	2,477,931	4,209,149	(5,856,413)
Prepaid expenses	15,458	(40,458)	-
Accounts payable	10,418,874	(12,834,912)	11,783
Customer deposits	(236,542)	971,235	(3,556,647)
Other payables	15,273	(3,924,701)	3,493,637
Other payables - related parties	540,000	720,000	623,924
Accrued liabilities and contingent liabilities	5,744,928	2,840,480	667,463
Taxes payable	(91,531)	73,623	9,575
Net cash (used in) provided by operating activities	(1,076,142)	2,450,018	1,700,657

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(135,705)	(138,151)	(210,962)
Net cash used in investing activities	(135,705)	(138,151)	(210,962)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loans, banks and bank guarantees	4,980,762	34,724,896	20,706,132
Repayments of short term loans, banks and bank guarantees	(5,431,960)	(26,639,329)	(19,237,612)
Proceeds from notes payable	-	-	30,398,364
Repayments of notes payable	-	(14,603,210)	(34,069,664)
Borrowings from shareholders	23,865	121,820	146,611
Proceeds from sale of ordinary shares	950,000	600,000	-
Net cash provided by (used in) financing activities	522,667	(5,795,823)	(2,056,169)

EFFECTS OF EXCHANGE RATE CHANGE IN CASH, CASH EQUIVALENTS AND RESTICTED CASH	(62,025)	149,203	(104,673)

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTICTED CASH	(751,205)	(3,334,753)	(671,147)

CASH, CASH EQUIVALENTS AND RESTICTED CASH, beginning of year	1,098,691	4,433,444	5,104,591

CASH, CASH EQUIVALENTS AND RESTICTED CASH, end of year	$347,486	$1,098,691	$4,433,444

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of year	$1,098,691	$224,679	$1,006,970
Restricted cash at beginning of year	-	4,208,765	4,097,621
Cash, cash equivalents and restricted cash at beginning of year	$1,098,691	$4,433,444	$5,104,591

Cash and cash equivalents at end of year	$347,486	$1,098,691	$224,679
Restricted cash at end of year	-	-	4,208,765
Cash, cash equivalents and restricted cash at end of year	$347,486	$1,098,691	$4,433,444

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$2,038,291	$1,360,608	$825,772
Cash paid for income tax	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Property, plant and equipment additions accrued	$-	$99,125	$-
Customer deposits reclassified to other payables - shareholders upon execution of tri-party agreements	$-	$692,387	$-
Accrued liabilities reclassified to other payables - shareholders upon execution of tri-party agreements	$-	$259,105	$-
Accrued liabilities reclassified to loans payable - employees upon execution of tri-party agreements	$308,089	$-	-
Forgiveness of payable to shareholder as a capital contribution	$-	$691,731	$-
Litigation liability paid by related party	$-	$354,921	$660,834
Accrued related party’s litigation liabilities	$-	$1,422,186	$-
Ordinary share issued to repay other payables - related parties and service providers	$4,928,400	$3,859,443	$-
Other receivables – related party offset with contingent liabilities upon litigation payments made by related party	$1,189,285	$-	$-

OTHER NON-CASH TRANSACTIONS:
Accounts receivable offset with accounts payable upon execution of debt obligation transfer agreements	$3,221,736	$6,945,445	$1,535,126
Accounts receivable assigned to prepayments and advances upon execution of accounts receivable assignment agreements	$5,008,417	$-	$-
Reclassification from accounts payable to loans payable upon payment made by employees of the Company on its behalf	$4,311,234	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

China Advanced Construction Materials Group, Inc. (“CADC Delaware”) was incorporated in the State of Delaware on February 15, 2007. On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman was continued as the surviving entity. On July 16, 2019, CADC Cayman received the stamped Certificate of Incorporation on Change of Name from the Cayman Islands Registrar of Companies and the Amended and Restated Memorandum and Articles of Association from the Cayman Islands General Registry, dated July 12, 2019 pursuant to which CADC Cayman’s name has been changed from “China Advanced Construction Materials Group, Inc.” to “Huitao Technology Co., Ltd.” (the Company or “HHT”).

The Company, through its 100% owned subsidiaries and its variable interest entities (“VIEs”), is engaged in producing general ready-mix concrete, customized mechanical refining concrete, and other concrete-related products that are only sold in the People’s Republic of China (the “PRC”).

The Company has a wholly-owned subsidiary in the British Virgin Islands, Xin Ao Construction Materials, Inc. (“BVI-ACM”), which is a holding company with no operations. BVI-ACM has a wholly-owned foreign subsidiary, Beijing Ao Hang Construction Material Technology Co., Ltd. (“China-ACMH”), and China-ACMH has contractual agreements with Beijing XinAo Concrete Group (“Xin Ao”) and therefore Xin Ao is considered to be a VIE of China-ACMH. On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. The establishment of CACM is to expand the Company’s construction material business in New York. As of the date of the report, CACM has not commenced any operations.

Note 2 – Going Concern

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. The Company’s business is capital intensive and the Company is highly leveraged. Debt financing in the form of short term bank loans, loans from related parties and bank acceptance notes have been utilized to finance the working capital requirements and the capital expenditures of the Company. The Company’s working deficit was approximately $1.1 million as of June 30, 2019. As of June 30, 2019, the Company had cash on-hand of approximately $0.3 million, with remaining current assets mainly composed of accounts receivable and prepayments and advances.

Although the Company believes that it can realize its current assets in the normal course of business, the Company’s ability to repay its current obligations will depend on the future realization of its current assets. Management has considered its historical experience, the economic environment, trends in the construction industry in the PRC, the expected collectability of its accounts receivable and other receivables and the realization of the prepayments on inventory, and provided an allowance for doubtful accounts as of June 30, 2019. The Company expects to realize the balance of its current assets, net of the allowance for doubtful accounts within the normal operating cycle of twelve months.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

However, the Company is involved in various lawsuits, claims and disputes related to its operations and the personal guarantees of its officers to affiliated entities owned by them. The Company is actively defending these actions and attempting to mitigate the Company’s exposure to any liability in excess of the current provision of approximately $6.6 million, (see Note 14 in the accompanying notes to the consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on the Company’s consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $26.7 million (see Note 14 in the accompanying notes to the consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve the Company principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws. Mr. Han and Mr. He have agreed to indemnify the Company for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, the Company’s working deficit as of June 30, 2019 could be increased from approximately $1.1 million to a net working deficit of approximately $27.8 million.

In addition, the Company is in payment and technical default under its bank loan agreement for which the bank has filed with the PRC courts which has issued a demand notice in May 2019 for the immediate repayment of the outstanding loans. No repayments have been made and the balance at June 30, 2019 is approximately $ 24.7 million.

The management of the Company has considered whether there is a going concern issue due to the Company’s recurring losses from operations, the default of the Company’s bank loans, the estimated claims charges and the possible additional exposure for pending actions against Company which is presently unknown. Management has determined there is substantial doubt about our ability to continue as a going concern. If the Company is unable to generate significant revenue, secure the continued forbearance of its bank and/or additional financing or resolve any pending estimated claim charges, the Company may be required to cease or curtail its operations. The Company’s financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management is trying to alleviate the going concern risk through equity financing, obtaining additional financial support and credit guarantee commitments and debt restructuring for most litigation liabilities.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These financial statements include the accounts of all the directly and indirectly owned subsidiaries and VIEs listed below. All intercompany transactions and balances have been eliminated in consolidation.

Principles of consolidation

The consolidated financial statements reflect the activities of the following subsidiaries and VIEs. All material intercompany transactions have been eliminated.

Subsidiaries and VIEs	Place incorporated	Ownership percentage
CACM	New York, USA	100%
BVI-ACM	British Virgin Island	100%
China-ACMH	Beijing, China	100%
Xin Ao	Beijing, China	VIE

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability.  The VIE with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIEs for financial reporting purposes.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management makes ongoing assessments of whether China ACMH is the primary beneficiary of Xin Ao. Based upon a series of contractual arrangements, the Company determined that Xin Ao is a VIE subject to consolidation and that China ACMH is the primary beneficiary. Accordingly, the accounts of Xin Ao are consolidated with those of China ACMH.

The carrying amount of the VIE’s assets and liabilities are as follows:

	June 30,	June 30,
	2019	2018

Current assets	$52,147,926	$50,219,221
Property, plants and equipment	1,659,520	2,748,409
Total assets	53,807,446	52,967,630

Liabilities	(52,161,353)	(43,372,069)
Intercompany payables*	(7,328,943)	(7,705,339)
Total liabilities	(59,490,296)	(51,077,408)
Net (deficit) assets	$(5,682,850)	$1,890,222

*	Payables to China-ACMH and BVI-ACM have been eliminated in consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for doubtful accounts, deferred income taxes, prepayments and advances, stock-based compensation, contingent liabilities, and fair value and useful lives of property, plant and equipment. Actual results could be materially different from those estimates.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. The functional currency of BVI-ACM is the U.S. dollar. China-ACMH and Xin Ao use their local currency, the Chinese Renminbi (“RMB”) as their functional currency. In accordance with U.S. GAAP guidance on Foreign Currency Translation, the Company’s results of operations and cash flows are translated at the average exchange rates during the period, assets and liabilities are translated at the exchange rates at the balance sheet dates, and equity is translated at historical exchange rates. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Asset and liability accounts at June 30, 2019 and 2018 were translated at RMB 6.87 and RMB 6.62 to USD$1.00, respectively. Equity accounts are translated at their historical rate. The average translation rates applied to the consolidated statements of operations and comprehensive loss and cash flows for the years ended June 30, 2019, 2018 and 2017 were RMB 6.83, RMB 6.51 and RMB 6.81 to USD$1.00, respectively.

Translation gains (losses) that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations. There were no foreign currency transaction gains or losses for the years ended June 30, 2019, 2018 and 2017. The effects of foreign currency translation adjustments are included in shareholders’ equity as a component of accumulated other comprehensive income (loss).

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

On July 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of July 1, 2018. The core principle underlying revenue recognition is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.  The Company’s revenue streams are primarily recognized at a point in time, principally upon delivery.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

Sales of concrete products

The Company continues to derive its revenues from sales contracts with its customers with revenues being recognized upon delivery of products. Persuasive evidence of an arrangement is demonstrated via sales contract and invoice; and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Such revenues are recognized at a point in time after all performance obligations are satisfied and based on when control of goods transfer to a customer, which is generally similar to when its delivery has occurred prior to July 1, 2018.

Financial instruments

US GAAP, regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3	inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents cash held by banks as guarantee deposit collateralizing notes payable.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this update should be applied using a retrospective transition method to each period presented. On July 1, 2018, the Company adopted this guidance on a retrospective basis. The Company’s years ended June 30, 2018 and 2017 statements of cash flows have been retroactively presented and adopted this guidance.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts and notes receivable, net

The Company extends unsecured credit to its customers in the normal course of business. Accounts are considered past due after 180 days. In establishing the required allowance for doubtful accounts, management considers historical experience, the economic environment, trends in the construction industry and the expected collectability of the overdue receivables. Management reviews its accounts receivable each reporting period to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovering is considered remote. The Company provides an allowance for doubtful accounts provision of 15% for accounts receivable balances that are past due more than 180 days but less than one year, an allowance for doubtful accounts provision of 40% for accounts receivable past due from one to two years, an allowance for doubtful accounts provision of 75% for accounts receivable past due beyond two years, an allowance for doubtful accounts provision of 100% for accounts receivable past due beyond three years, plus additional amounts as necessary when the Company’s collection department determines the collection of the full amount is remote and the Company’s management approves 100% of the allowance for doubtful accounts. The Company’s management has continued to evaluate the reasonableness of its valuation allowance policy and will update it if necessary. As of June 30, 2019 and 2018, the Company made $21,191,849 and $19,291,772 allowance for doubtful accounts for accounts receivable, respectively.

Notes receivable represents commercial notes due from various customers where the customers’ banks have guaranteed the payments. The notes are noninterest bearing and normally paid within three to six months. The Company has the ability to submit requests for payments to the customer’s banks earlier than the scheduled payments date, but will incur an interest charge and a processing fee.

Inventories

Inventories consist of raw materials and are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down the inventory to its net realizable value, if lower than cost. As of June 30, 2019 and 2018, the Company determined that no allowance was necessary.

Other receivables

Other receivables primarily include prepayments to be refunded by our suppliers if the supplies do not meet the Company’s specification needs, advances to employees, amounts due from unrelated entities refundable, VAT tax and other deposits. Management regularly reviews the aging of these receivables and changes in payment trends and records an allowance when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off against the allowance after exhaustive efforts at collection are made. The Company provides an allowance for doubtful accounts of 5% for other receivables balances that are aged within one year, an allowance for doubtful accounts of 50% for other receivables aged from one to two years, and an allowance for doubtful accounts of 100% for other receivables aged beyond two years. As of June 30, 2019 and 2018, the Company made $263,049 and $208,097 allowance for doubtful accounts for other receivables, respectively.

Prepayments and advances

Prepayments are funds deposited or advanced to outside vendors for future inventory purchases. As is standard practice in the PRC, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which require any outstanding prepayments to be returned to the Company when such contracts end. The Company provides a provision of 5% of the allowance for doubtful accounts for prepayments and advances that are aged from six months to one year and 10% of the allowance for doubtful accounts for prepayments and advances aged beyond one year.

The Company provided an allowance of approximately $0.2 million, $0.3 million and $0 on unrealizable prepayments and advances for the years ended June 30, 2019, 2018 and 2017, respectively. The Company wrote off approximately $0, $0, and $0.2 million on unrealizable prepayments for the years ended June 30, 2019, 2018 and 2017, respectively.

Property, plant and equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with a 5% residual value. Leasehold improvements are amortized over the lesser of estimated useful lives or remaining lease terms, as appropriate.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives of assets are as follows:

Useful life
Transportation equipment	7-10 years
Plant and machinery	10 years
Office equipment	5 years
Buildings and improvements	3-20 years

Construction-in-progress represents contractor and labor costs, design fees and inspection fees in connection with the construction of the Company’s cement mixers, cafeteria, and office remodel. No depreciation is provided for construction-in-progress until it is completed and placed into service.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) transportation equipment; (ii) plant and machinery; (iii) office equipment; and (iv) buildings and improvements.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were no impairment charges for the years ended June 30, 2019, 2018 and 2017.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Stock-based compensation

The Company records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns prior to 2016 are not subject to examination by any applicable tax authorities. PRC tax returns filed for calendar years ended December 31, 2016 to 2018 are subject to examination by the applicable tax authorities.

Value Added Tax

Enterprises or individuals who sell commodities, engage in repair and maintenance, or import and export goods in the PRC are subject to a value added tax. The standard VAT rate for the Company’s industry is 3% of gross sales, and revenues are presented net of VAT.

Research and development

Research and development costs are expensed as incurred. The cost of materials and equipment that are acquired or constructed for research and development activities, and have alternative future uses, either in research and development, marketing, or sales, are classified as property and equipment, and depreciated over their estimated useful lives.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding during the period.  Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be antidilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of each period presented.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use (“ROU”) asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The amendments is to assisting stakeholders with implementation questions and issues as organizations prepare to adopt the new leases standard affect the amendments in ASU 2016-02. Many stakeholders inquired about the following two requirements in the new leases standard: 1) Comparative reporting requirements for initial adoption and 2) For lessors only, separating lease and nonlease components in a contract and allocating the consideration in the contract to the separate components. ASU 2018-11 is effective for annual and interim reporting periods beginning after December 15, 2018. The Company adopted these updates on July 1, 2019. The adoption of ASU 2016-02 and 2018-11 will recognize additional operating liabilities of approximately $1.3 million, with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases with a term longer than 12 months.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU on July 1, 2018. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In October 2017, the FASB issued ASU No. 2017-17, Consolidation (Topic 810): Interests held through related parties that are under common control. The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this ASU on July 1, 2018. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In November 2017, the FASB issued ASU No. 2017-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this ASU on July 1, 2018. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU on July 1, 2019 will have a material effect on the Company’s consolidated financial statements.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from non-employees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. Management plans to adopt this ASU during the quarter ending September 2019. Management does not believe the adoption of this ASU will have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will not have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 4 – Accounts and notes receivable, net

Accounts and notes receivable, net consisted of the following:

	June 30, 2019	June 30, 2018

Accounts receivable	$58,129,493	$62,610,943
Notes receivable	72,814	3,292
Less: Allowance for doubtful accounts	(21,191,849)	(19,291,772)
Total accounts and notes receivable, net	$37,010,458	$43,322,463

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for doubtful accounts is as follows:

	Year ended June 30, 2019	Year ended June 30, 2018

Beginning balance	$19,291,772	$15,827,348
Provision for doubtful accounts	2,601,781	3,145,087
Less: write-off	-	-
Exchange rate effect	(701,704)	319,336
Ending balance	$21,191,849	$19,291,772

During the years ended June 30, 2019, 2018 and 2017, the Company offset approximately $3.2 million, $6.9 million and $1.5 million of accounts receivable and accounts payable pursuant to certain debt obligation transfer agreements, respectively.

Note 5 – Other receivables, net

Other receivables consisted of the following:

	June 30, 2019	June 30, 2018

Other receivables	$1,686,612	$279,339
Less: Allowance for doubtful accounts	(263,049)	(208,097)
Total other receivables, net	$1,423,563	$71,242

Movement of allowance for doubtful accounts is as follows:

	Year ended June 30, 2019	Year ended June 30, 2017

Beginning balance	$208,097	$1,432,095
Provision for (recovery of) doubtful accounts	62,726	(1,280,566)
Exchange rate effect	(7,774)	56,568)
Ending balance	$263,049	$208,097

Note 6 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	June 30, 2019	June 30, 2018

Machinery and equipment	$783,426	$917,017
Transportation equipment	3,983,361	4,399,356
Office equipment	1,121,186	1,221,704
Buildings and improvements	491,127	458,718
Construction-in-progress	74,659	-
Total	6,453,759	6,996,795
Less: Accumulated depreciation and amortization	(4,794,239)	(4,248,386)
Property, plant and equipment, net	$1,659,520	$2,748,409

Depreciation expense amounted to approximately $1.1 million, $1.2 million and $1.2 million for the years ended June 30, 2019, 2018 and 2017, respectively.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Construction-in-progress consist of the following as of June 30, 2019:

Construction-in-progress description	Value	Estimated Completion date	Estimated Additional Cost to Complete
Overhaul and transformation of concrete mixers	$32,038	December 2019	$-
Installation of material device to concrete mixers	18,932	December 2019	-
Painting work for assembling and stirring unit and offices	16,310	December 2019	-
Installation of smoke purifier for dining room	7,379	December 2019	-
Total construction-in-progress	$74,659		$-

These construction projects were fully pre-paid as of June 30, 2019.

Note 7 – Credit Facilities

Short term loans - banks:

Outstanding balances on short-term bank loans consisted of the following:

	June 30, 2019		June 30, 2018

Loans from China Construction Bank, each with an interest rate of 5.66% per annum, due between July 2018 and January 2019, guaranteed by Beijing Jinshengding Mineral Products Co., LTD (“Jinshengding”), Mr. Xianfu Han, Ms. Chunying Wang, Mr. Weili He, and Ms. Junkun Chen.	$24,686,899	(1)	$26,062,665

(1)	As of the filing of this report, these loan balances are past due and in default due to nonpayment. The bank filed demands to ask the Company to pay off the loans immediately or freeze and/or put a lien on the Company’s assets, the personal assets of the individual guarantors, and the guarantors of the loans. The court has granted such demand, and the Company has received a demand notice from the court to pay off the loans immediately on May 9, 2019. Currently, none of the Company’s funds on deposit have been seized.

Jinshengding is a supplier to the Company. Mr. Xianfu Han was the Company’s former Chief Executive Officer. Chunying Wang is the spouse of Mr. Xianfu Han. Mr. Weili He was the Company’s former Chief Financial Officer. Ms. Junkun Chen is the spouse of Mr. Weili He. Also see Note 7 – Related party transactions.

Interest expense was approximately $0.3 million, $1.4 million and $0.8 million for the years ended June 30, 2019, 2018 and 2017, respectively. Default interest with an interest rate of 8.49% totaling approximately $1.8 million up to June 30, 2019 has been accrued for the year ended June 30, 2019 under accrued liabilities.

Note 8 – Related party transactions

Rent expense - related party

The Company has a lease agreement for office space from Mr. Weili He, the Company’s shareholder, through October 31, 2023, with annual payments of approximately $24,000.

Prepayment - related party

Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, are holding positions as president and director of Ningbo Lianlv Investment Ltd., respectively. This company owns 99% of the shares of Beijing Lianlv Technical Group Ltd. (“Beijing Lianlv”), the Company’s supplier. As of June 30, 2019 and 2018, the Company prepaid $456,399 and $3,027,409 to Beijing Lianlv, before any allowance, for inventory purchases, respectively.

Due to Beijing Lianlv being named as a joint defendant in one of the civil lawsuits of the Company, the Company provided a provision of 5% of an allowance for doubtful accounts for Beijing Lianlv’s prepayment that are aged from six months to one year and 10% for the balance beyond one year. As of June 30, 2019 and 2018, the Company made $0 and $0.3 million allowance for prepayment – related party, respectively.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other receivable - related party

This balance represents litigation against Xin Ao who entered into a capital lease agreement on behalf of Beijing Lianlv, an entity whose shareholders are Mr. Han and Mr. He. The balance was indemnified by Mr. Han and Mr. He in November 2019. As of June 30, 2019 and 2018, other receivable – related party from Beijing Lianlv was $165,075 and $1,397,042, respectively.

Other payables - related parties

Mr. Xianfu Han, Mr. Weili He have advanced funds to BVI-ACM for working capital purposes. The advances are non-interest bearing, unsecured, and are payable in cash on demand. They and their spouses have also guaranteed certain short-term loans payable and notes payable of the Company (see Note 7).

Other payables – related parties consisted of the following:

	June 30, 2019	June 30, 2018

Xianfu Han	$361,336	$91,336
Weili He	396,401	104,428
	$757,737	$195,763

Note 9 – Loans payable - employees

Na Wang and Wei Zhang, employees of the Company, have settled certain liabilities on behalf of the Company with its vendors and advanced funds to the Company for working capital purposes. The settlement amount and advances are non-interest bearing, unsecured, and are payable in cash on demand.

	June 30, 2019	June 30, 2018

Na Wang	$2,341,932	$-
Wei Zhang	2,251,942	-
	$4,593,874	$-

Note 10 – Income taxes

(a)	Corporate income tax

Under the current laws of the Cayman Islands, HHT is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed. BVI-ACM was incorporated in the British Virgin Islands (“BVI”), where its income tax rate is 0% under current BVI law.

CACM

CACM is organized in the United States. CACM had no taxable income for United States income tax purposes for the year ended June 30, 2019. As of June 30, 2019, CACM’s net operating loss carry forward for United States income taxes was approximately $0.2 million. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the United States. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset of $39,662 to reduce the asset to zero. Management reviews this valuation allowance periodically and makes changes accordingly.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

China-ACMH and VIE-Chinese operations

China-ACMH and Xin Ao are governed by the income tax laws of the PRC. Income tax provisions with respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Chinese Enterprise Income Tax (“EIT”) law, the statutory corporate income tax rate applicable to most companies is 25%. In 2009, Xin Ao applied and received an Enterprise High-Tech Certificate. The High-Tech Certificate is required to be renewed every 3 years. The certificate was awarded based on Xin Ao’s involvement in producing high-tech products, its research and development, as well as its technical services. As granted by the State Administration of Taxation of the PRC, Xin Ao was entitled to a reduction in its income tax rate from 25% to 15% until July 21, 2018. The certificate was renewed, and the reduction in tax rate has been extended to November 30, 2021.

The EIT Law imposes a 10% withholding income tax, subject to reduction based on tax treaties where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax laws and regulations. The Company intends to permanently reinvest undistributed earnings of its Chinese operations located in the PRC. As a result, there is no deferred tax expense related to withholding tax on the future repatriation of these earnings.

Loss before provision for income taxes consisted of:

	For the year ended June 30, 2019	For the year ended June 30, 2018	For the year ended June 30, 2017

Cayman and BVI	$(6,814,422)	$(2,744,479)	$(1,352,589)
PRC	(7,574,108)	(4,655,486)	(9,685,531)
	$(14,388,530)	$(7,399,965)	$(11,038,120)

Significant components of deferred tax assets were as follows:

	June 30, 2019	June 30, 2018
Deferred tax assets
Allowance for doubtful accounts	$3,248,050	$2,972,087
Accrued claims charges	1,139,526	611,363
Impairment loss of long-lived assets	393,673	393,673
Net operating loss carryforward in China	477,887	145,641
Net operating loss carryforward in the U.S.	39,662	62,852
Valuation allowance	(5,298,798)	(4,185,616)
Total net deferred tax assets	$-	$-

As of June 30, 2019 and 2018, the Company believes it is more likely than not that its PRC operations will be unable to fully utilize its net deferred tax assets related to its allowance for doubtful accounts, impairment loss of long-lived assets and the net operating loss carryforwards in the PRC. If the Company is unable to generate taxable income in its PRC operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. As of June 30, 2019, the Company has net operating loss carry forwards in the PRC that expire through June 30, 2024. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $5.3 million and $4.1 million related to its operations in the PRC as of June 30, 2019 and 2018, respectively.

Changes in the value allowance for deferred tax assets increased by $362,847 from $3,822,769 at June 30, 2017 to $4,185,616 at June 30, 2018 and increased by $1,113,182 from $4,185,616 at June 30, 2018 to $5,298,798 at June 30, 2019.

As of June 30, 2019 and 2018, the Company had $80,860 and $178,190 of other business taxes (principally VAT) payable, respectively.

(b)	Uncertain tax positions

There were no uncertain tax positions as of June 30, 2019 and 2018, Management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended June 30, 2019, 2018 and 2017, the Company did not incur any tax related interest or penalties.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ equity

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In August 2016, the Board granted an aggregate of 106,859 restricted ordinary shares, which was issued with a fair value of $308,823 to a consultant under the 2009 Plan. These shares were to vest in two tranches upon achieving certain performance-based milestones. On January 15, 2018, 50,000 shares vested on the first tranche and 56,859 shares were forfeited and cancelled on the second tranche during the year ended June 30, 2018.

In January 2018, the Board granted an aggregate of 56,859 restricted ordinary shares, which were issued with a fair value of $244,494 to one employee under the 2009 Plan. These shares vested immediately upon grant. As of June 30, 2019, there were no shares available under the 2009 Plan.

In March 2019, the Board granted an aggregate of 720,000 restricted ordinary shares, which were issued with a fair value of $1,850,400 to the new CEO and CFO. These shares will vest over the required service period of three years starting from March 28, 2019. In July 2019, a total of 240,000 restricted ordinary shares were issued to them.

For the years ended June 30, 2019, 2018 and 2017, the Company recognized approximately $0.2 million, $0.4 million, $0.3 million compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2016	-	$-	$-
Granted	206,859	$2.89	$-
Vested	(100,000)	$2.89	$-
Unvested as of June 30, 2017	106,859	$2.89	$-
Forfeited	(56,859)	$2.89	$-
Granted	56,859	$4.30	$-
Vested	(106,859)	$3.64	$-
Unvested as of June 30, 2018	-	$-	$-
Granted	720,000	$2.57	$-
Vested	(60,000)	$2.57	$-
Unvested as of June 30, 2019	660,000	$2.57	$607,200

Ordinary Shares Issued for Debt Repayment

In April 2018, the Board granted an aggregate of 985,889 restricted ordinary shares, with a fair value of $2,021,073, determined using the closing price of $2.05 on April 3, 2018, to Mr. Xianfu Han, the former Chief Executive Officer (“CEO”) of the Company, to repay the debt the Company owed to him.

In April 2018, the Board granted an aggregate of 896,766 restricted ordinary shares, with a fair value of $1,838,370, determined using the closing price of $2.05 on April 3, 2018, to Mr. Weili He, the former Chief Financial Officer (“CFO”) of the Company’s, to repay the debt the Company owes to him.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ordinary Shares Issued for Compensation

In April 2018, the Board granted an aggregate of 200,000 ordinary shares, which were issued with a fair value of $410,000, determined using the closing price of $2.05 on April 3, 2018, to two employees under the 2009 Plan.

In May 2018, the Board granted an aggregate of 218,336 ordinary shares, which were issued with a fair value of $589,507, determined using the closing price of $2.70 on May 21, 2018, to five employees under the 2009 Plan.

In April 2019, the Board granted an aggregate of 550,000 ordinary shares, which were issued with a fair value of $1,320,000, determined using the closing price of $2.40 on May 28, 2018, to three employees under the 2018 Plan. The 2018 Plan was authorized to issue 550,000 shares of the Company’s common shares. There are no remaining shares available to be issued under 2018 Plan.

Ordinary Shares Issued for Services

In June 2018, the Board granted an aggregate of 500,000 ordinary shares with a fair value of $2,825,000, determined using the closing price of $5.65 on June 28, 2018, to two service providers. These shares were issued in July 2018 and are being amortized over the service period of one year starting from July 1, 2018. Amortization of deferred stock compensation for the year ended June 30, 2019 was $2,825,000.

In May 2019, the Board granted an aggregate of 600,000 ordinary shares with a fair value of $1,758,000, determined using the closing price of $2.93 on May 8, 2019, to three service providers. These shares were issued in May 2019 and are being amortized over the service period of one year starting from May 15, 2019. Amortization of deferred stock compensation for the year ended June 30, 2019 was $293,000.

Sale of Ordinary Shares

In May 2018, the Company sold 300,000 ordinary shares at $2.00 per share to certain unrelated third-party individuals. The issuances were completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In July 2018, the Company sold 45,977 ordinary shares at $6.525 per share for total proceeds of $300,000 to certain third-party individuals. The issuances were completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In August 2018, the Company sold 50,000 ordinary shares at $3.00 per share for total proceeds of $150,000 to a third-party individual. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In May 2019, the Company sold 200,000 ordinary shares at $2.50 per share for total proceeds of $500,000 to a third-party individual. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

Note 12 – Reserves and dividends

The laws and regulations of the PRC require that before a foreign invested enterprise can legally distribute profits, it must first satisfy all its tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after setting aside the required statutory reserves. Statutory reserves include the surplus reserve fund and the common welfare fund.

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. As of June 30, 2019 and 2018, the remaining reserve to fulfill the 50% registered capital requirement amounted to approximately $0.8 million as of each of the years ended June 30, 2019 and 2018.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Transfers to statutory reserves must be made before the distribution of any dividends to the Company’s shareholders. The surplus reserve fund is non-distributable other than during liquidation. The surplus reserve fund can however be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The PRC government restricts distributions of registered capital and the additional investment amounts required by foreign invested enterprises. Approval by the PRC government must be obtained before distributions of these amounts can be returned to the shareholders.

Note 13 – Employee post-retirement benefits

The Company offers a defined contribution plan to eligible employees which consists of two parts: (i) the first part, paid by the Company, is 20% of the employee’s compensation from the prior year and (ii) the second part, paid by the employee, is 8% of the employee’s compensation. The Company’s contributions of employment benefits were approximately $0.5 million, $0.5 million and $0.7 million for the years ended June 30, 2019, 2018 and 2017, respectively.

Note 14 – Commitments and contingencies

Lease Commitments

The Company has a lease agreement for a concrete service plant with an unrelated party which will expire on September 30, 2022, with annual payments of approximately $409,000. The Company has a lease agreement for roadway access for the west side entry of the concrete service plant with an unrelated party, which expired on June 30, 2019 and is currently under negotiation for renewal terms. The Company has a lease agreement for office space from Mr. Weili He, the Company’s former Chief Financial Officer, through October 31, 2023, with annual payments of approximately $24,000. The Company has a lease agreement for office space in New York through May 31, 2019, with annual payments of $27,600, and the lease has been extended from June 1, 2019 to May 31, 2020 with annual payments of $28,980.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Total operating lease expenses were approximately $0.5 million, $0.4 million and $0.2 million for the years ended June 30, 2019, 2018 and 2017, respectively. Future annual lease payments under non-cancelable operating leases with a term of one year or more consist of the following:

Twelve months ending June 30,	Amount
2020	$459,000
2021	433,000
2022	433,000
2023	126,000
2024	8,000
Total	$1,459,000

Guarantee

In April 2018, Xin Ao guaranteed approximately $10.0 million (RMB 69,000,000) that a related-party borrowed from the bank:

Name of party being guaranteed	Guaranteed amount	Guarantee expiration date
Beijing Lianlv (borrower)	$10,048,349	April 11, 2019

As of the filing of this report, these loan balances are past due and in default due to nonpayment. Beijing Lianlv is in the process of negotiating a renewal of the loans with the bank and has received a demand notice from the bank to pay off the loans immediately. The execution involves Xin Ao principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers. The loan has one property as pledged under the title of Mr. Han and has two properties as pledged under the title of related-party guarantors. Mr. Han and Mr. He also agreed to indemnify the Company for any amounts Xin Ao may have to pay. As of the date of this report, the Company’s PRC legal counsel has evaluated the pledged assets and guarantee and has concluded that the likelihood of Xin Ao having to make any payments under the guarantee agreement is remote.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contingencies

From time to time, the Company is a party to various legal actions. The majority of these claims and proceedings relate to or arise from, commercial disputes, guarantees for the Company’s shareholder/former officers, labor contract complaints and sales contract complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated (See Dispute Matters Arising in the Ordinary Course of Business for more information). In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made as indicated below (See Legal Matters). Currently, except as otherwise noted below, the Company does not believe that it is possible to estimate the potential losses incurred or a range of reasonably possible losses related to the outstanding claims.  Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.6 million (including interest and penalties of $1.3 million). These amounts are presented in the accompanying consolidated balance sheets (See Accrued Contingent Liabilities). During the years ended June 30, 2019, 2018 and 2017, additional estimated claims charges of approximately $3.5 million, $2.8 million and $1.3 million, on some of the remaining claims are presented in the accompanying consolidated statements of operations under the caption “Estimated claims charges,” respectively.

In addition, the Company is in default of its bank loan agreement for which the bank obtained a court order demanding the immediate repayment of the debt in May 2019. The balance due to the bank is approximately $24.7 million as of June 30, 2019. The Company has not made the repayment.

As of the filing of this Report, the Company’s management does not expect any other material liability from the disposition of claims from litigation individually, or in the aggregate that would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Due to the Company’s operations in the PRC and the legal environment in the PRC, it is possible that the Company’s VIE, Xin Ao could be named as a defendant in additional litigation based upon the guarantees of Mr. Han and Mr. He and/or their related parties.

(i)	Disputes Arising in the Ordinary Course of Business

As of June 30, 2019, the Company had approximately $6.6 million in accrued contingent liabilities, net of amounts paid by a related party of approximately $1.3 million, and approximately $3.5 million of additional estimated claims charges for the year ended June 30, 2019. As of June 30, 2019, further details regarding the type of litigation disputes and accrued costs associated with the claims are summarized as follows:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$2,155,740	$352,411	$2,508,151
2) Sales	20,177	9,284	29,461
3) Purchases	1,367,237	175,069	1,542,306
4) Leases	3,808,038	670,914	4,478,952
5) Labor	26,204	-	26,204
6) Others	307,222	135,866	443,088
Total	$7,684,618	$1,343,544	9,028,162
Payments made by related party			(2,436,977)
Accrued contingent liabilities			$6,591,185

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The major legal cases are summarized as follows:

1)	Guarantee

In December 2016, the Company guaranteed approximately $2.1 million (RMB 14,736,000) that a third-party borrowed from a bank:

Name of party being guaranteed	Guaranteed amount	Guarantee expiration date
Tangshan Long Tang Trading Co., Ltd (“Long Tang”)	$2,145,978	December 29, 2017

This loan has not paid as of the date of this report. On May 17, 2018, Tangshan Arbitration Commission decided that Long Tang should repay the loan balance with accrued interests and Xin Ao and other four guarantors should undertake the joint liability to the default loan. As of the date of this report, the Company has evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is probable. The Company accrued approximately $2.2 million contingent liability in connection with such guarantee as of June 30, 2019.

2)	Purchase disputes

On October 17, 2018, Tangshan Jinma Qixin Concrete Co., Ltd (“Tangshan Jinma”) filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a concrete purchase agreement. Tangshan Jinma stated that on May 26, 2017 both parties entered into a concrete purchase agreement and Xin Ao still owes Tanghshan Jinma approximately $0.2 million (RMB 1,356,468) as of February 13, 2018. The People’s Intermediate Court of Tangshan City reviewed the case and rendered that Xin Ao should pay the unpaid balance with interest fees and court fees. As of date of this report, Xin Ao has not made any payments.

3)	Leasing disputes

(a)	On August 10, 2017, Guowang International Finance Leasing Co. Ltd. (“Gouwang”) filed a lawsuit against Xin Ao in People’s Court of Nankai District, Tianjin Province (“Nankai Court”) to seek compensatory damages in connection with Xin Ao’s failure to make payments under a financing lease agreement. On October 23, 2017, Nankai Court ruled against Xin Ao and rendered a judgement to award damages of approximately $1.3 million (RMB 9,168,463) to Guowang (the “Decision”). On September 26, 2018, Xin Ao appealed the Decision which was rejected in its entirety with prejudice. This agreement was initially entered into by Xin Ao for the benefit of a related party that is owned by the Company’s former officers/shareholders. Accordingly, the Company accrued approximately $1.3 million (RMB 9,168,463) default rent and court fees of approximately $12,000 (RMB 83,450) for a total of approximately $1.3 million (RMB 9,251,913) as a liability and a corresponding “Other Receivable – Related Party” in the same amount. Should the entity not repay the Company, the former officers/shareholders have agreed to indemnify the Company for any unpaid amounts. During the year ended June 30, 2019, Lianlv repaid approximately $1.2 million (RMB 8,118,378) to the plaintiff. As of the date of this report, the unpaid balance is approximately $0.1 million (RMB 1,133,535).

(b)

On March 6, 2018, Beijing Chengda Yu Concrete Co., Ltd (“Beijing Chengda”) filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a rental lease. Beijing Chengda stated that on January 24, 2014 both parties entered into a lease agreement (the “Agreement”). A lease addendum was later entered into on February 25, 2014. The Agreement provided that, effective from July 18, 2013 to April 30, 2018, XinAo shall rent Beijing Chengda’s property, the Concrete Station, and assume all credits and debts incurred during the term of the lease agreement. Mr. Xianfu Han and Mr. Weili He signed a personal guaranty agreement with Xin Ao to undertake the liabilities of Xin Ao in the event of its breach on the lease agreement. On March 31, 2017, Beijing Chengda was sued by Beijing Zhongtong Jiang Xin’hang Construction Materials Co., Ltd for an unpaid balance in an amount of approximately $1.7 million (RMB 11,595,461) plus interest fees of approximately $98,000 (RMB 669,825) in connection with utilizing the Concrete Station. Beijing Chengda then brought a lawsuit against Xin Ao for the payment of such unpaid balance together with the legal fees in connection with the lawsuit. People’s Court of Fengtai District, Beijing reviewed the case and rendered that Xin Ao should pay off the unpaid balance and interest fees along with court fees of approximately $29,000 (RMB 199,922), so the total compensation is approximately $1.8 million (RMB 12,465,208). As of date of this report, Xin Ao has not made any payments.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	On April 30, 2016, China Black Metal Materials Beijing Co., Ltd (“China Black Metal”) filed a lawsuit against Xin Ao and Jinshengding in connection with their failure to make payments under a lease agreement. The court ruled that effective December 28, 2016, the lease agreement was void and Xin Ao and/or Jinshengding shall make payment to China Black Metal which shall include rent due from December 4, 2015 to December 28, 2016 of approximately $229,000 (RMB 1,572,669), plus interest, expenses for utilities of approximately $40,000 (RMB 271,579), a penalty of approximately $36,000 (RMB 250,000), legal fees of approximately $11,000 (RMB 73,238) and rent due from December 28, 2016 to December 31, 2018 of approximately $0.3 million (RMB 2,264,329). The total amount of compensation is approximately $0.6 million (RMB 4,431,816). As of date of this report, Jinshengding has paid approximately $0.3 million (RMB 1,800,000) out of the total compensation.

4	Other disputes

On August 23, 2018, Gui Liang filed a lawsuit against Xin Ao in connection with Xin Ao’s breach of a loan agreement. Gui Liang stated that on June 16, 2014 Xue Zhang, who was the manager of Xin Ao Yucheng Concrete Station, and Gui Liang entered into a loan agreement (the “Agreement”). The Agreement provided that Xue Zhang borrowed approximately $0.4 million (RMB 3,000,000) from Gui Liang for the daily operation needs of Xin Ao for a year from June 16, 2014 to June 16, 2015 at an annual interest rate of 15%. The Agreement was extended for another year on June 16, 2015. As of August 10, 2016, Yucheng Concrete Station returned approximately $0.1 million (RMB 1,000,000) to Gui Liang, and Xin Ao refused to pay unpaid balance because Xin Ao did not receive the loan. Gui Liang then brought a lawsuit against Xin Ao for the payment of such unpaid balance together with the default interest fees in connection with the lawsuit. People’s Court of Shijingshan District, Beijing reviewed the case and rendered that Xin Ao should pay off the unpaid balance of approximately $0.3 million (RMB 2,000,000) and default interest fees at an annual interest rate of 15%. As of June 30, 2019, the Company had recorded the unpaid balance and default interest fees in the amount of approximately $0.3 million (RMB 2,025,272). As of date of this report, Xin Ao has not paid any compensation.

(ii)	Legal matters

As of June 30, 2019, the Company’s VIE, Xin Ao, was subject to several civil lawsuits with potential judgments of approximately $26.7 million and the likelihood of the outcome of these lawsuits cannot be determined as of the date of this report. These lawsuits involved with the Company were mainly due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and former officers, and of which they are also the shareholders of Xin Ao. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in some of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to the pending and additional judgements in the future under PRC laws.

On September 28, 2018, Mr. Han and Mr. He signed an agreement with the Company to indemnify the Company for these liabilities and personally become responsible for all of the pending potential judgement amounts from these related civil lawsuits. Both Mr. Han and Mr. He agreed to liquidate their personal assets or their ownership interest in their privately held companies to pay for any of the pending potential judgement amounts of approximately $26.7 million.

On November 14, 2019, Mr. Han and Mr. He entered into an amendment No. 2 to the indemnification agreement to clarify the indemnification terms which Mr. Han and Mr. He’s certain actions including but not limited to personal guarantees, loans or investments in their own name to other entities which has caused Xin Ao to be involved as a co-defendant in certain legal proceedings. Mr. Han and Mr. He have agreed to unconditionally indemnify Xin Ao for all losses, damages, legal fees, expenses or other costs related to the legal proceedings whereby Xin Ao was named as a co-defendant or defendant due to Mr. Han and Mr. He being a shareholder of Xin Ao. The indemnification for the amended terms are irrevocable. In addition, Mr. Han and Mr. He agreed to unconditionally indemnify Xin Ao for all the losses, damages, legal fees, expenses and other costs, including additional interest, related to the legal proceedings accrued and contingencies determined in the future.

The type of litigation disputes with contingencies associated are summarized as follows as of June 30, 2019:

Dispute matter	Claim amount as of June 30, 2019	Interest and penalties	Total claim amount as of June 30, 2019
1) Guarantees	$59,127,585	$10,171,070	$69,298,655
2) Purchases	2,771,981	71,649	2,843,630
3) Leases	8,852,874	-	8,852,874
4) Labor	227,963	-	227,963
Total	$70,980,403	$10,242,719	81,223,122
Settled claims			(54,474,782)
Remaining claims amount			$26,748,340

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The major legal cases are summarized as follows:

1)	Claims Resulting from Executives’ Personal Guarantee to Affiliated Entities

(a)	Mr. Xianfu Han, the former CEO and director of the Company and a shareholder of Xin Ao, Mr. Weili He, the former interim CFO and director of the Company and a shareholder of Xin Ao, and Xin Ao (the “Defendants”) were parties to a lawsuit filed on June 23, 2017, by China Cinda Asset Management Co., Ltd. Beijing Branch (“Cinda Beijing Branch”) in the Beijing First Intermediate People’s Court (the “Beijing Intermediate Court”) to seek compensatory damages, liquidated damages, costs, and attorney’s fees for default in a certain loan repayment. The loan agreement was entered into by and between Xin Ao Ecological Construction Materials Co., Ltd. (“Borrower”) and Cinda Beijing Branch dated as of June 23, 2014 with Mr. Han and Mr. He acting as the guarantors for such loans (the “Guarantors”). Mr. Han and Mr. He together are the controlling shareholders of the Borrower, holding an aggregate of 60% equity interests of the Borrower. The aggregate amount of the loan was approximately $42.0 million (RMB 288,506,497) with interest at 12.8% per annum (the “Loan”). Cinda Beijing Branch alleged that since the Borrower breached its obligation to make the repayment of the Loan on the maturity date, the Guarantors, along with Xin Ao and those entities owned or controlled by the Guarantors, should be brought into the lawsuit as co-defendants (the “Defendants”). On July 5, 2017, Beijing Intermediate Court ruled in favor of Cinda Beijing Branch and issued a judgment for execution to freeze the Defendants’ assets, an aggregate amount of approximately $44.4 million (RMB 304,972,608) which shall be used for the repayment of the Loan, the liquidated damages, the interest on the Loan, and other costs and expenses undertaken by Cinda Beijing Branch. Following the mediation, China Cinda Asset Management Co., Ltd. (“Cinda”), two shareholders of Da Tong Lianlv Technologies Co., Ltd. (“Datong Lianlv”), Beijing Ao Huan Fund Management Co., Ltd. (“Ao Huan”), and Shou Tai Jin Xin (Chang Xing) Investment Management Co., Ltd (“Jin Xin”) entered into a certain limited partnership agreement (the “Partnership Agreement”) on December 22, 2017 to settle the lawsuit. Datong Lianlv is an affiliate of the Company and Xin Ao. Cinda is the parent company of Cinda Beijing Branch. As provided in the Partnership Agreement, the distributions of the limited partnership shall be allocated to Cinda first, who made a capital contribution in the form of its rights, title and interests in and to the repayment of the Loan in an aggregate amount of approximately $46.9 million (RMB 322,435,300) (the “Capital Contribution”). Pursuant to the Partnership Agreement, payment shall be made until Cinda has received an amount equal to the aggregate of its unreturned Capital Contributions and a cumulative distribution equal to 7.5% of all distributions made. Datong Lianlv made its capital contribution in cash in an aggregate amount of approximately $21.8 million (RMB 150,000,000) along with its shareholders consent to transfer 99% of Datong Lianlv’s equity interests to the limited partnership. The PRC legal counsel of Xin Ao indicated that Cinda and Cinda Beijing Branch orally confirmed that this claim was fully settled in the form of the Partnership Agreement. In February 2018, the Cinda Beijing Branch filed an enforcement order with the court as the partnership had not been formed at that time. The partnership was subsequently formed in March 2018. In December 2018, a new management team of the Cinda Beijing Branch asked to review all litigation, including this case as they were not fully aware of the resolution. On December 28, 2018, the Court re-executed their prior order against Xin Ao and other defendants. Accordingly, Xin Ao and other defendants remain liable due to court ruling and remain subject to continuous execution orders as long as the plaintiff initiates execution orders against Xin Ao and other defendants in the future. No attempt to collect payment from Xin Ao has been made since the enforcement order was filed in February and December 2018. Based upon the legal opinion issued by the Company’s PRC legal counsel, Xin Ao believes a favorable outcome is probable and has no exposure for the pending judgements as the enforcement order has been resolved with the establishment of the Partnership.

(b)	On July 11, 2018, Chengde County Rural Cooperatives Credit Union (the “Credit Union”) filed an arbitration demand (“Arbitration Demand”) with the People’s Court of Shuangqiao District, Chengde, Hebei Province (“Shuangqiao Court”) against certain entities and individuals (collectively the “Respondents”) including Xin Ao and Chengde Tianhang Concrete Co Ltd. (“Chengde Tianhang”) and Chengde Kaixuan Real Estate Development Co. Ltd. (“Chengde Kaixuan”) in connection with Chengde Tianhang’s potential default in its loan repayment. In accordance with the loan agreement, Mr. Weili He and Mr. Xianfu Han together acted as the guarantors for such loan. In addition, Mr. Han and Mr. He were the controlling shareholders and officers of Xin Ao. They are also the shareholders of Chengde Tianhang. Mr. Han and Mr. He were therefore named as co-respondents in the Arbitration Demand, where the Bank sought property preservation. Shuangqiao Court, accepting the Arbitration Demand of the Bank, rendered a decision to seize the bank deposits or equivalents of Respondent in an aggregate amount of approximately $3.8 million (RMB 26,000,000). Currently, none of the Company’s funds on deposit have been seized.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	On October 9, 2017, Yong Fan filed a lawsuit against Beijing Lianlv Technology Group Co. Ltd (“Beijing Lianlv”), Xin Ao, and Mr. Weili He, in connection with Beijing Lianlv’s failure to pay off the principal and interest of approximately $0.4 million (RMB 2,927,400) under its loan agreement (the “Loan Agreement”). Given that Mr. Weili He acted as the guarantor for such loan, Mr. He was brought into the lawsuit as one of the co-defendants. Since Mr. He is one of the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as one of the co-defendants. The Court rendered a judgement in May 2018, ruling that

1)	Beijing Lianlv shall pay Yong Fan approximately $0.4 million (RMB 2,895,000) as principal of the loan and approximately $5,000 (RMB 32,400) as interest on the loan. As of the date of this report, Beijing Lianlv has not made any payment and the Company is currently in the process of appealing the judgement;

2)	Xin Ao and Mr. Weili He are entitled to the right of recourse to Beijing Lianlv.

2)	Purchase disputes

(a)	Nanling Yirui Materials Supplier Co., Ltd. (Nanling Yirui”) filed a lawsuit against Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) on October 23, 2017 in the People’s Court in Nanling County, Anhui Province, to seek compensatory damages, interest and attorney’s fees. A Raw Material Purchase Agreement was entered into by and between Nanling Yirui and Sihong on April 30, 2017. The purchase price of raw materials supplied by Nanling Yirui was approximately $0.5 million (RMB 3,452,799), the payment of which was overdue. Mr. Xianfu Han and Mr. Weili He are the shareholders of Sihong. Since Mr. Han and Mr. He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. The Court rendered a final judgement in June 2018 in favor of Nanling Yirui. As of the date of the report, Sihong has not made any payment. On November 12, 2018, the court executed a demand and froze Xin Ao’s bank deposit of approximately $0.5 million (RMB 3,489,727). The Company appealed for the execution and explained that Xin Ao was not involved in the transaction. The Court granted the appeal. Currently, none of the Company’s funds on deposit have been seized.

(b)	On August 8, 2018, Shenzhen High-tech National Finance Education Information Technology Co., Ltd. (“Shenzhen High-tech”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Haidian District, Beijing against Tangshan Yitong Netcom Logistics Co., Ltd. (“Tangshan Yitong”), Tangshan Xinglong, Ruihai Dong and Xin Ao (collectively the “Respondents”) in connection with Tangshan Yitong’s breach of a finance lease agreement by failing to pay the rent for a total of approximately $1.8 million (RMB 12,656,282) from September 3, 2014 to September 2, 2017. In accordance with the finance agreement, Xin Ao, as the guarantor on such agreement, was named as co-respondent to the Arbitration Demand. The case is still under preliminary review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

3)	Lease disputes

(a)	On January 29, 2018, Xugong Group Construction Equipment Co., Ltd. (“Xugong”) filed a lawsuit with People’s Court of Xuzhou Economic and Technological Development Zone District, Jiangsu (“Xuzhou Court”) against Xin Ao and Jingshengding (collectively the “Respondents”) in connection with Xin Ao’s breach of a finance lease agreement signed on June 19, 2012 by failing to pay the rent of five concrete pump trucks together with default interests for a total of approximately $0.4 million (RMB 2,593,839). The case is still under review by the court. Based upon the opinion of the Company’s internal legal counsel, Xin Ao believes a favorable outcome is probable.

(b)	On January 24, 2019, Citic Futong Finance Lease Co., Ltd. (“Citic Futong”) filed an arbitration demand (“Arbitration Demand”) with People’s Court of Dongcheng District, Beijing (“Dongcheng Court”) against Tianjin Hump Investment Co., Ltd. (“Tianjin Hump”) and Xin Ao (collectively the “Respondents”) in connection with Tianjin Hump’s breach of a finance lease agreement by failing to pay the rent of a mineral waste grind production line for a total of approximately $8.2 million (RMB 56,250,000) from September 3, 2014 to September 1, 2017. In accordance with the finance lease agreement, Xin Ao, as the guarantor on such lease, was named as co-respondent to the Arbitration Demand. After investigation, Dongcheng Court rendered that the original finance lease agreement is invalid and Xin Ao does not need to make any payment. The plaintiff appealed, and Dongcheng Court rejected the plaintiff’s arbitration demand again and suspended the trail on October 22, 2019 due to lack of evidence. The plaintiff can apply for retrial if they can provide enough evidence in the future.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4)	Labor disputes

During 2017, Sihong Jinghong Sheng Concrete Co., Ltd. (“Sihong”) was subject to certain labor disputes. The potential total amounts of judgment is approximately $0.2 million (RMB 1,702,000). Since Mr. Xianfu Han and Mr. Weili He were the controlling shareholders of Xin Ao, Xin Ao was also brought into the lawsuit as a co-defendant. As of the date of the report, Sihong has not made any payment.

Employment Agreements

The Company had employment agreements with its two executive officers, Mr. Han and Mr. He from July 1, 2017 until June 30, 2020.  Each agreement calls for an annual base salary of $360,000 plus bonus, if any. On March 28, 2019, Mr. Han resigned from his position as CEO and Chairman of the Board of Directors of the Company, and Mr. He resigned from his position as CFO and director of the Company.

On the same day, Sean Liu was appointed as CEO and Chairman to fill in the vacancy created by Mr. Han’s resignation and Lili Jiang was appointed as CFO and director to fill in the vacancy created by Mr. He’s resignation effective immediately. Each new agreement calls for an annual base salary of 120,000 shares of the Company’s restricted common stock plus bonus, if any (see Note 11 – Shareholders ‘equity for the accounting treatment for 720,000 shares of the Company’s restricted ordinary shares granted). If employment is terminated for death, disability or for cause, they are entitled to any unpaid base salary, vacation, bonus for the fiscal year ending on or prior to the date of termination and unreimbursed expenses through the date of termination. If employment is terminated for no cause, they will be entitled to a lump sum cash payment equal to 12 months of his/her base salary as date of such termination plus a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination and continued medical benefits in accordance with the Company’s plan subject to the execution (and non-revocation) of a general release of claims against the Company and its affiliates.

Note 15 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in bank and fixed deposits, and accounts and notes receivable, other receivables and advances on equipment purchases.

As of June 30, 2019, no deposit with a bank located in the PRC was subject to credit risk. In China, the insurance coverage of each bank is approximately $73,000 (RMB 500,000). As of June 30, 2019, approximately $9,000 was on deposit with a bank located in the US subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. Management believes that the credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions.

Accounts receivable, other receivables and advances on inventory purchases are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer Concentration Risk

For the year ended June 30, 2019, the Company had two customers accounting for approximately 25.1% and 13.5% of total revenue. For the year ended June 30, 2018, the Company had one customer accounting for approximately 11.1% of total revenue. For the year ended June 30, 2017, the Company had one customer accounting for approximately 12.0% of total revenue. As of June 30, 2019 and 2018, no customer accounted for more than 10% of the total balance of accounts receivable.

Vendor Concentration Risk

For the year ended June 30, 2019, one vendor accounted for 10.1% of total purchases. For the year ended June 30, 2018, the Company had one vendor accounting for approximately 11.4% of total purchases. For the year ended June 30, 2017, the Company had one vendor representing approximately 19.0% of total purchases. As of June 30, 2019 and 2018, no vendor accounted for more than 10% of the total balance of accounts payable.

Note 16 – Subsequent events

In July 2019, the Board granted an aggregate of 400,000 ordinary shares with a fair value of $1,400,000, determined using the closing price of $3.5 on July 19, 2019, to two service providers. These shares were issued in July 2019 and will be amortized over the service period of one year starting from July 1, 2019.

On October 31, 2019, the Company entered into a non-binding letter of intent with Sunway Kids International Education Group Ltd Inc. (“Sunway Kids”), an education service provider headquartered in China. The Company will be conducting full financial and legal due diligence of Sunway Kids. The due diligence is satisfactory the Company plans to, negotiate an acquisition agreement with Sunway Kids and its shareholders. The Board will not proceed with the acquisition unless an independent fairness opinion regarding the fairness of the acquisition is obtained.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of their consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company.

The subsidiaries did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiaries and VIE under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Loss in excess of investment in subsidiaries” and the loss of the subsidiaries is presented as “Equity loss of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2019 and 2018.

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEETS

AS OF JUNE 30, 2019 AND 2018

(UNAUDITED)

	2019	2018

ASSETS
CURRENT ASSETS:
Cash	$60,122	$378,730
Other receivables	2,300	2,300
Prepaid expenses	25,000	40,458
Total current assets	87,422	421,488

OTHER ASSETS:
Intercompany receivable	19,149,878	18,574,784
Total other assets	19,149,878	18,574,784

Total assets	$19,237,300	$18,996,272

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Other payables	$177,092	$2,000
Other payables - shareholders	848,089	-
Accrued liabilities	26,200	-
Total current liabilities	874,289	2,000

OTHER LIABILITIES:
Loss in excess of investment in subsidiaries	17,842,213	9,292,064
Total other liabilities	17,842,213	9,292,064

Total liabilities	18,716,502	9,294,064

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value, 1,000,000 shares authorized, no share issued or outstanding	-	-
Common stock, $0.001 par value, 74,000,000 shares authorized, 7,174,626 and 5,488,649 shares issued and outstanding as of June 30, 2019 and 2018, respectively	7,175	5,489
Additional paid-in-capital	54,237,082	48,360,368
Deferred stock compensation	(3,161,200)	(2,825,000)
Deficit	(64,031,446)	(49,642,916)
Statutory reserves	6,248,092	6,248,092
Accumulated other comprehensive income	7,221,095	7,556,175
Total shareholders’ equity	520,798	9,702,208
Total liabilities and shareholders’ equity	$19,237,300	$18,996,272

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(UNAUDITED)

	2019	2018	2017

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$(1,756,972)	$(858,605)	$(600,000)
STOCK COMPENSATION EXPENSE	(4,592,200)	(1,388,501)	(289,000)
LOSS FROM OPERATIONS	(6,349,172)	(2,247,106)	(889,000)

OTHER INCOME (EXPENSE), NET
Interest income	84	13	-
Finance expense	(1,465)	(26)	-
Equity loss of subsidiaries	(8,037,977)	(5,152,846)	(10,149,120)
TOTAL OTHER EXPENSE, NET	(8,039,358)	(5,152,859)	(10,149,120)

NET LOSS	(14,388,530)	(7,399,965)	(11,038,120)

OTHER COMPREHENSIVE INCOME (LOSS) -
foreign currency translation income (loss)	(335,080)	347,097	(499,361)

COMPREHENSIVE LOSS	$(14,723,610)	$(7,052,868)	$(11,537,481)

HUITAO TECHNOLOGY CO., LTD. AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(UNAUDITED)

	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,388,530)	$(7,399,965)	$(11,038,120)
Adjustments to reconcile net loss to cash used in operating activities:
Stock compensation expense	4,592,200	1,388,501	289,000
Loss from subsidiaries	8,037,977	5,152,846	10,149,120
Changes in operating assets and liabilities
Other receivables	-	(2,300)	-
Prepaid expenses	15,458	(40,458)	-
Intercompany receivable	(575,094)	(42,350)	-
Other payables	175,092	2,000	-
Other payables - shareholders	540,000	720,000	600,000
Accrued expenses	334,289	-	-
Net cash used in operating activities	(1,268,608)	(221,726)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of ordinary shares	950,000	600,000	-
Net cash provided by financing activities	950,000	600,000	-

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	-	-	-

NET CHANGE IN CASH	(318,608)	378,274	-

CASH, beginning of year	378,730	456	456

CASH, end of year	$60,122	$378,730	$456

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Common stocks issued to repay shareholders	$4,928,400	$3,859,443	$-
Accrued liabilities reclassified to loans payable – employees upon tri-party agreements	$308,089	$-	$-