Form 20-F/A
period 2020-06-30
Color Star Technology Co., Ltd.
filed 2021-02-26
CIK 1747661

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting  Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 (the “Form 20-F/A”) to the Annual Report on Form 20-F of Color Star Technology Co., Ltd. (the “Company”) for the year ended June 30, 2020 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on November 13, 2020, is being filed for the purpose of amending Exhibit 12.1 and 12.2 of the Form 20-F in order to include the internal control over financial reporting language.

Except as described above, this Form 20-F/A does not, and does not purport to, amend, modify, update or restate any information set forth in the Form 20-F or reflect any events that occurred subsequent to the filing of the Form 20-F on November 13, 2020.

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum and Articles of Association, dated May 1, 2020 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 5, 2020)

1.2	Amended and Restated Memorandum and Articles of Association, dated June 28, 2019 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2019)

1.3	Certificate of Incorporation on Change of Name, dated July 12, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2019)

1.4	Certificate of Incorporation on Change of Name, dated May 1, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 5, 2020)

4.1	Form of Employment Agreement (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

4.2	Form of Director Agreement (Incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

4.3	2019 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 5, 2019)

4.4	Employment Agreement by and between Sean (Yang) Liu and the Company, dated March 28, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 28, 2019)

4.5	Amended and Restated Employment Agreement by and between Sean (Yang) Liu and the Company, dated May 5, 2020 (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on March 28, 2019)

4.6	Employment Agreement by and between Lili Jiang and the Company, dated March 28, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 28, 2019)

4.7	Director Agreement by and between Xiaoyuan Zhang and the Company, dated July 19, 2019 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 24, 2019)

4.8	Director Agreement by and between Yingxian (Elaine) Xiang and the Company, dated September 21, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 25, 2020)

4.9	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

III-1

4.10	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.11	Form of Warrants in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.12	Form of Lock-Up Agreement in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.13	Securities Purchase Agreement between the Company and GPL Ventures LLC dated September 4, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 9, 2020)

4.14	Asset Purchase Agreement by and between the Company and Qiaoli Lin dated August 21, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 28, 2020)

4.15	Director Agreement by and between Hung-Jen Kuo and the Company, dated August 12, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 13, 2020)

4.16	Placement Agency Agreement, dated July 20, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.17	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.18	Form of Warrants in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.19	Form of Lock-Up Agreement in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.20	Employment Agreement by and between Biao (Luke) Lu and the Company dated July 17, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2020)

4.21	Amendment No. 2 to the Share Exchange Agreement by and among the Company, Yang (Sean) Liu Sunway Kids International Education Group Ltd. and its shareholders dated June 25, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 26, 2020)

4.22	Share Purchase Agreement by and among the Company and Yanliang Han dated June 25, 2020 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on June 26, 2020)

4.23	Placement Agency Agreement, dated May 11, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

III-2

4.24	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.25	Form of Warrants in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.26	Form of Lock-Up Agreement in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.27	Share Exchange Agreement by and among the Company, Yang (Sean) Liu, Color China Entertainment Limited and its shareholders, dated May 7, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 11, 2020)

4.28	Share Purchase Agreement by and among Xianfu Han and Weili He, Xin Ao Construction Materials, Inc. and Huitao Technology Co., Ltd., dated March 31, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 8, 2020)

4.29	Placement Agency Agreement, dated March 31, 2020, between Huitao Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.30	Form of Securities Purchase Agreement, dated March 31, 2020, between the Company and the Purchasers in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.31	Form of Warrants in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.32	Form of Lock-Up Agreement in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.33	Joint Venture Agreement by and between CACM Group NY, Inc. and Baydolphin, Inc. (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 16, 2020)

4.34	Share Exchange Agreement by and among Huitao Technology Co., Ltd., Yang (Sean) Liu, Sunway Kids International Education Group Ltd. and its shareholders (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 3, 2020)

4.35	Amendment No. 1 to the Share Exchange Agreement by and among Huitao Technology Co., Ltd., Yang (Sean) Liu, Sunway Kids International Education Group Ltd. and its shareholders (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 14, 2020)

4.36	Securities Purchase Agreement by and between Huitao Technology Co., Ltd. and Hou Sing International Business Limited (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 23, 2020)

4.37**	Office Service Agreement, dated June 24, 2020, by and between Quest Workspaces 800 3rd, LLC and CACM Group NY, Inc.

8.1**	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

III-3

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document **

101.SCH	XBRL Taxonomy Extension Schema Document **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document **

101.LAB	XBRL Taxonomy Extension Label Linkbase Document **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document **

*	Filed herewith.

**	Previously filed as an exhibit to the Form 20-F for the period ending June 30, 2020, as filed with the Securities and Exchange Commission on November 13, 2020.

III-4

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COLOR STAR TECHNOLOGY CO., LTD.

/s/ Biao (Luke) Lu
Name: Biao (Luke) Lu
Title: Chief Executive Officer

Date: February 26, 2021

III-5