Form 20-F
period 2021-06-30
Color Star Technology Co., Ltd.
filed 2021-11-01
CIK 1747661

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Basil Wilson

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of June 30, 2021 was: 110,356,629 ordinary shares, par value $0.001 per share.

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

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Hong Kong” are to Hong Kong SAR, China, and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Unless indicated otherwise, references to

●	“China,” “Chinese” and “PRC,” are references to the People’s Republic of China;

●	“Color Star,” “Color Star Technology,” “the Company,” “we,” “us,” or “our,” are references to the combined business of Color Star Technology Co., Ltd. and our wholly-owned subsidiaries, CACM, Color China, and Modern Pleasure;

●	“CACM” refers to CACM Group NY, Inc.

●	“Color China” refers to Color China Entertainment Limited;

●	“Baytao” refers to Baytao LLC;

●	“Modern Pleasure” refers to Modern Pleasure International Limited.

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

3.A. Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended June 30, 2021, 2020 and 2019 and the selected consolidated balance sheets data as of June 30, 2021 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this report.

The following table presents our summary consolidated statements of operations data:

	For the Years Ended
	2021	2020	2019
Revenue	$(6,783,957)	$-	$-
Cost of Revenue	4,139,251	-	-
Gross Profit	2,644,706	-	-
Selling, general and administrative expenses	(5,664,675)	(1,598,984)	(2,065,829)
Research and development expenses	(817,794)	(120,000)	-
Stock compensation expense	(5,717,900)	(3,444,617)	(4,592,200)
Impairment loss of long-lived assets	(99,943)	-	-
Loss from operations	(9,655,606)	(5,163,601)	(6,658,029)
Other income (expense), net	16,993	(5,041)	(1,393)
Loss before provision for income taxes	(9,638,613)	(5,168,642)	(6,659,422)
Provision for income taxes	-	-	-
Loss from continuing operations	(9,638,613)	(5,168,642)	(6,659,422)
Income (loss) from discontinued operations	1,400,100	(6,457,955)	(7,729,108)
Net loss	$(8,238,513)	$(11,626,597)	$(14,388,530)

The following table presents our summary consolidated balance sheet data:

	As of June 30,
	2021	2020
Cash and cash equivalents	$174,189	$988,696
Accounts receivable	3,191,711	-
Other receivables	8,900	1,002,300
Prepayments and advances	4,267,827	1,170,000
Total current assets	7,642,627	3,160,996
Prepayments, non-current	52,000,000	-
Property, plant and equipment, net	9,160,214	3,958,335
Intangible assets, net	12,272,326	-
Total assets	81,075,167	7,119,331
Other payables and accrued liabilities	517,134	518,122
Other payables – related party	10,711	10,711
Deferred revenue	3,596,821	-
Total liabilities	4,124,666	528,833
Total shareholders’ equity	$76,950,501	$6,590,498

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

Our business could be adversely affected by infectious disease outbreaks, such as the COVID-19 pandemic, which has spread rapidly across the globe, resulting in adverse economic conditions and business disruptions. In reaction to this outbreak, governments worldwide have imposed varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders, all in an effort to reduce the spread of the virus. Since this outbreak, business activities in China and many other countries including U.S. have been disrupted by a series of emergency quarantine measures taken by the government.

As a result, our operations in the U.S. have been materially affected. New York, where our U.S. operations are based, were affected by COVID-19, which led to measures taken by the New York government trying to contain the spread of COVID-19, such as reduction on the number of people in gathering and travel restrictions. Additional travel and other restrictions may be put in place to further control the outbreak in U.S. Accordingly, our operation and business may be adversely affected as the results of the wide-spread pandemic. Management may have to adjust or change our business plan in response to the prolonged pandemic and change of social behavior. For the fiscal year ended June 30, 2021, our management does not believe the COVID-19 pandemic had materially adversely affected the Company’s financial condition and operating results because our operations were primarily conducted via online platform and App.

The extent to which COVID-19 negatively impacts our future business cannot be accurately predicted. We believe that the coronavirus outbreak and the measures taken to control it may have a negative impact on not only our business, but economic activities globally. These uncertainties may impede our ability to conduct our daily operations and could materially affect our business, financial condition and results of operations, and as a result affect our stock price and create more volatility.

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

In the ordinary course of our business and in particular in connection with conducting sales and marketing activities with our existing and prospective subscribers as well as the utilization of our AI-powered platform programs, we collect and utilize data supplied by our users. We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our users in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Specifically, the PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, or MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR (formerly known as State Administration for Industry and Commerce, or the SAIC), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In July 2021, the CAC and other related authorities released the draft amendment to the Cybersecurity Review Measures for public comments through July 25, 2021. The draft amendment proposes the following key changes:

●	companies who are engaged in data processing are also subject to the regulatory scope;

●	the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;

●	the operators (including both operators of critical information infrastructure and relevant parties who are engaged in data processing) holding more than one million users/users’ (which to be further specified) individual information and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and

●	the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

If the draft amendment is adopted into law in the future, we may become subject to enhanced cybersecurity review. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to this offering. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which will take effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

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

We may be impacted by attempts by third parties to manipulate and exploit our software for the purpose of gaining unauthorized access to our service. For example, there might be instances of third parties seeking to provide mobile device users a means to suppress advertisements without payment and gain access to features only available to the ad-supported services. If in the future we fail to successfully detect and address such issues, it may have artificial effects on our key performance indicators, such as content hours, content hours per MAU (Monthly Active User), and MAUs, which underlie, among other things, our contractual obligations with advertisers, as well as harm our relationship with them. This may impact our results of operations, particularly with respect to margins on our ad-supported segment, by increasing our ad-supported cost of revenue without a corresponding increase to our ad-supported revenue, which could seriously harm our business. Additionally, unlike our ad-supported users, individuals using unauthorized versions of our application are unlikely to convert to premium subscribers. Moreover, once we detect and correct such unauthorized access and any key performance indicators it affects, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results and financial condition.

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

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “CSCW.” The market price for the ordinary shares has varied between a high bid price of $2.67 on March 30, 2021 and a low bid price of $0.45 on November 11, 2020 in the 12-month period ended on November 1, 2021. This volatility may affect the price at which you could sell the ordinary shares. The ordinary share price are likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the following:

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

History and Development of the Company

We are an entertainment and education company which provides online entertainment performances and online music education services via our wholly-owned subsidiary, Color China Entertainment Limited (“Color China”), and education service carried out via our wholly-owned subsidiary CACM Group NY, Inc. (“CACM”).

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

On December 27, 2018, we consummated a redomicile merger pursuant to which we merged with and into our wholly-owned subsidiary, China Advanced Construction Materials Group, Inc., a newly formed Cayman Islands company and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger adopted in July 2018. As a result of the reorganization, the Company is now governed by the laws of the Cayman Islands.

On July 16, 2019, upon effectiveness of the Company’s amendment and restatement of the Company’s memorandum and articles of association (“Amended and Restated Memorandum and Articles”)_which was approved by the Company’s shareholders, the Company’s name was changed from China Advanced Construction Materials Group, Inc. to Huitao Technology Co., Ltd.

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

On March 10, 2020, CACM entered into a certain joint venture agreement (the “JV Agreement”) with Baydolphin, Inc., a company organized under the laws of New York (“Baydolphin”). Pursuant to the JV Agreement, CACM and Baydolphin established a limited liability company under the laws of New York, Baytao LLC (“Baytao”), which was intended to be the 100% owner of one or more operating entities in the U.S. to engage in the business of online and offline after-school education.

Prior to acquisition of Sunway Kids in February 2020, our core business has been the concrete business in China. Our concrete business was negatively affected by the economic cycle and government policies. The concrete industry was influenced by the decline in the macro economy in recent years. The entire concrete industry in the PRC’s Beijing area experienced a slowdown in industry production and economic growth in the last few years as the Beijing government continues to enforce concrete production reformation and tightened environmental laws from late 2017 to date. The reformation causes great uncertainties for local enterprises in the construction market. Since 2017, the pressure on small concrete companies has further increased and many have been shut down. Also, the Beijing government ordered the suspension of construction jobsites during winters to reduce air pollution since 2017. The operations of Xin Ao were also severely affected. As a result of the Company’s deteriorating cash position, we defaulted on bank loans and experienced a substantial increase in contingent liabilities. As of December 31, 2019, there was a default on a bank loan of $24,345,129. As of December 31, 2019, Xin Ao was subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.8 million (including interest and penalties of $1.6 million). During the six months ended December 31, 2019 and 2018, there were additional estimated claims of approximately $0.3 million and $1.1 million, respectively. The Company believed it would be very difficult, if not impossible, to turn around the concrete business. As such, the Company had decided to dispose of the concrete business after the acquisition of Sunway Kids.

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

On April 27, 2020, upon effectiveness of the Company’s amendment and restatement of its Amended and Restated Memorandum and Articles (which was approved by the Company’s shareholders), the Company’s name was changed from Huitao Technology Co., Ltd. to Color Star Technology Co., Ltd.

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

On June 29, 2021, CACM entered into a share purchase agreement with Baydolphin, Inc. (the “Buyer”). Pursuant to the Agreement, CACM agreed to sell, and the Buyer agreed to purchase, 80% of the outstanding equity interest of Baytao for a consideration of $100. Prior to the sale, Baytao LLC had no operation or asset. Upon completion of the sale, Baytao ceases to be a subsidiary of the Company.

Organizational structure

Below is the Company’s corporate structure chart as of the date of this report.

Business Overview

We are an entertainment and education company providing online entertainment performances and online innovative music education through our wholly-owned subsidiaries Color China and CACM. We strive to offer students professional artist training platform featured by exclusive content and live interaction, with the mission of delivering world-class entertainment learning experiences and promoting entertainment exchange with our strong resources and deep connections in the industry. We launched our online cultural entertainment platform, Color World, globally on September 10, 2020. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, we have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. We believe that we, along with our alliance, have strong industry resources and influence to become a comprehensive online academy for global “future stars.”

The Color World platform not only has celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication. We strive to build an all-star cultural and entertainment industry chain.

We are committed to the development of entertainment technology and intelligent technology. We strive to create a parallel world of entertainment, allowing more people to realize their dreams in the virtual entertainment world. We aim to unite artists from all over the world to create digital arts (NFT) products and offer fans their idols’ products exclusively available at the Color World platform. This will also allow copyrights owners and artists from across the globe to receive financial benefits from their NFT products.

Our Competition

The online education market is rapidly expanding and estimated to reach $457.8 billion by 2026. With the acceleration of online learning due to social distancing, this industry is experiencing huge growth. We operate in a highly competitive and fragmented industry that is sensitive to price, content (i.e. curriculum) and quality of service. With online learning adoption accelerating and creating new opportunities, competition is heating up for companies actively competing to capture market share, with the presence of a large number of service and content providers in the market bringing huge volumes of educational content online.

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

Our Competitive Strengths

We differ from various other competitors in our core content of “star online + entertainment teaching.” We are set to break past the boundaries between celebrity entertainment and online knowledge-sharing, and offers students a professional artists training platform featured by exclusive content and live interaction by top artists and celebrities globally, as the first online platform to bring western artists to attract Asian students and meanwhile enabling Asian artists to enter the Western markets. The Company is well connected with artists from Asian to Western, and is able to group many international superstars into its proprietary platform “Color World”. As more international stars join in, coupled with our international version App to be launched in the near future, we expect the Company will continue to expand its subscriber base and gain market share, and bring innovative changes to the current state of music education and entertainment industry. We believe we are as well positioned in the industry with our all-star instructor lineup, excellent online learning, as well as the strong resources and extensive connections, which we believe most competitors lack.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

●	We are targeting the enormous online education market, which is experiencing rapid growth, as a result of the COVID-19 pandemic. According to Reportlinker, the global online education market size is projected to reach 457.8 billion by 2026, growing at a CAGR of 10.03%. The continued shift of education from in person to virtual is driving higher demand and significant revenue for market vendors in the industry. We target a large addressable market driven by the rapid expansion of global online education, and the rise of the “fan economies” in Asia where the younger generation is more willing to attend their idol’s livestream and spend money on their idols. Meanwhile, the popularity of talent competition shows in Asia has also inspired more ordinary people to enter the entertainment industry and pursue their dreams of being a star. We as a comprehensive entertainment education services provider, could address the growing demand from both fans and talents, and provide professional entertainment education to more than 2 billion people worldwide; and

●	We are well positioned to capture market share with an experienced management team, all-star instructor lineup, and the combination of online and in-person training. We strive to offer students professional artists training platform featured by exclusive content and live interaction and are well connected with artists from Asia and U.S., establishing strategic partnerships with top record companies and entertainment agencies.

Our Operations

We are growing to become the world’s top online celebrity entertainment sharing platform. We provide online entertainment performances and online innovative music education through our wholly-owned subsidiaries Color China and CACM. We strive to offer students professional artist training platform featured by exclusive content and live interaction, with the mission of delivering world-class entertainment learning experiences and promoting entertainment exchange with its strong resources and deep connections in industry.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout the world.  New York, where our U.S. operations are based, was significantly affected by the pandemic, which had led to restrictive measures taken by the New York government to contain the spread of COVID-19, such as reduction on the number of people in gathering and travel restrictions. For the fiscal year ended June 30, 2021, substantially all of our business was conducted via online platform and App, and substantially all of our revenue was generated from online operations. As such, our management does not believe the pandemic had material adverse effect on our financial condition and operating results during the fiscal year.

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

We are well connected with artists from Asia to the U.S., and have built strategic partnerships with globally renowned record companies and entertainment agencies, such as Universal Music Group and Sony Music, which enable us to group a number of artists into its Color World platform and secure the rights to the exclusive streaming of online lessons taught by the star teachers. Currently, we have entered into educational licensing and performance agreements with approximately over 50 global artists and professionals in industry for their services as instructors on the Color World platform, and are seeking out and contracting more star teachers in a variety of fields such as music, film, sports, animation, television, presentations, dance, and art to provide its prospective student subscribers with a large repertoire of first-hand exposure to and lessons from professionals in their desired fields.

Online Concert

The Company established its own music festival brand “Color International Music Festival” and its CEO has the experiences of holding more than 100 star concerts with its partners every year. On September 9, 2020, we broadcasted the Color World Online Concert with ten Eastern and ten Western top artists/celebrities including Grammy-winning jazz guitarist Larry Carlton, R&B singer-songwriter Ashanti, and “Pop Music Queen” Na Ying from mainland China to global audiences via its official platform “Color World” and attracted over half a million viewers from mainland China and all over the world to watch online, reaching over 10 million hits on global social media networks, which we believe is a milestone to the Company. In fiscal 2021, the Company held an online live concert featuring exclusive performance by Luo Dayou, the “Godfather of Asian Music.” The performance has been well received by global audiences and highly recognized by the artist himself. On April 23, 2021, the Company also launched an exclusive electronic music concert of the Top 100 DJ, Steve Aoki. This was our first attempt to provide online electronic music performances globally during the pandemic, and it has received favorable reviews from global music lovers and electronic music audiences.

Online Store

We plan to add an online store feature to our Color World App, mainly selling celebrity co-branded peripheral products including clothing, shoes, hats, watches, digital products, wine, and other categories. While we have not generated revenue from our online store operations, we expect to see an increase in user activities and future sales as more fans join and use our app.

Offline Business

Music Festival

We may collaborate with multiple well-established music festival brands to co-organize music festivals with different genres over the next five years in different cities across Asia and beyond. The management of the Company will closely monitor the development of the COVID-19 pandemic and adjust our plans of co-organizing the music festivals to protect the safety of our customers and employees and to comply with the applicable laws and regulations.

Our Suppliers and Customers

For the year ended June 30, 2021, we had one vendor, whose supplies accounted for 89% of the Company’s total purchases.

For the fiscal year ended June 30, 2021, we had no customers, whose sales accounted for more than 10% of our total sales.

We had no sales during the fiscal year ended June 30, 2020 from our continuing operations and we had no accounts receivable as of June 30, 2020.

Sales and Marketing

Marketing Channels

We market our course offerings and enhance brand awareness through various online and mobile channels. We place advertisements and conduct marketing on mainstream social media platforms. At the same time, we also generate sales leads from word-of-mouth referrals by our students and parents of students. We believe our high quality course offerings and satisfactory student experience will continue to contribute word-of-mouth referrals.

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

Our Labor Force

As of the date of this report, we employed 55 full-time employees and 2 part-time employees. As required by applicable PRC law, we have entered into employment contracts with all our officers, managers and employees. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff.

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

On July 10, 2021, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the Cyberspace Administration of China promulgated the Review Measures Draft to solicit public opinion and comments. The Review Measures Draft provides that data processors who engage in data processing activities that affect or may affect national security, are included in the scope of cybersecurity review. The deadline for public comments to the Review Measures Draft was July 25, 2021. The Review Measures Draft further requires that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct listings in foreign countries. As of the date of this report, we have not received any notice from any authorities requiring us to undertake a cybersecurity review by the CAC. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. If the Review Measures Draft is enacted as proposed, we believe we may not be subject to the cybersecurity review by the CAC for this offering, given that: (i) we presently maintain fewer than one (1) million individual clients in our business operations, as of the date of this report; and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Review Measures Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all. As the Review Measures Draft has not taken effect as of the date of this report and there are no detailed rules or official interpretation being introduced yet, the definition of “operators listing in a foreign country with more than one (1) million users’ personal information data” remains unclear as of the date of this report. It is possible that CAC may require us to file the cybersecurity review. The cybersecurity review procedure usually takes 55-70 business days, and sometimes even longer in special situations, to complete.

Property, Plants and Equipment

Our U.S. executive offices are located at 800 3rd Ave, Suite 2800, New York NY 10022, where we lease premises of a share office, with a lease term of one year from July 1, 2021 to June 30, 2022. We leased offices in Shenzhen, China, in August 2020, with an aggregate of approximately 2,153 square feet, to support our daily operations, with a lease term of two years until August 2022. The Company cancelled the lease in November 2020. We lease all of our offices from independent third parties.

Legal Proceedings

From time to time, the Company may become a party to various legal actions. These claims and proceedings listed below relate to or arise from, commercial disputes, labor contract complaints and sales contract complaints in connection with the Company’s former officers, Mr. Xianfu Han, and Mr. Weili He, and former Variable Interest Entity, Beijing XinAo Concrete Group (“Xin Ao”). Mr. Han and Mr. He resigned on March 28, 2019. In addition, on May 6, 2020, the Company completed the disposition of Xin Ao and consequently, Mr. Han and Mr. He assumed all of the assets and liabilities of Xin Ao. As a result, the Company believes that it currently does not face any material pending legal proceedings.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts in included in the fiscal years ended June 30, 2021, 2020 and 2019 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

Summary of Business

We are an entertainment and education company providing online innovative music education through our wholly-owned subsidiary, Color China. We strive to offer students professional artist training platform featured by exclusive content and live interaction, with the mission of delivering world-class entertainment learning experiences and promoting global entertainment exchange with our strong resources and deep connections in the industry. We launched our online platform Color World App on September 10, 2020. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, we have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. The Color World App not only has celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication. With the Chinese version and the English version, the Color World App has attracted worldwide users. We strive to build an all-star cultural and entertainment industry chain.

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

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and education are experiencing enormous growth which we believe will last long after the pandemic. We believe that these market conditions have created tremendous opportunities for our business plans, and therefore we expect to focus on the expansion of Color China’s business in light of their great potential for revenue generation and profitability.

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

For the Years Ended June 30, 2021 vs. June 30, 2020

	For the Years ended June 30,
				Percentage
	2021	2020	Change	Change
Revenue	$6,783,957	$-	$6,783,957	100%
Cost of revenue	4,139,251	-	$4,139,251	100%
Gross profit	2,644,706	-	$2,644,706	100%
Selling, general and administrative expenses	(5,664,675)	(1,598,984)	$4,065,691	254%
Research and development expenses	(817,794)	(120,000)	$697,794	582%
Stock compensation expense	(5,717,900)	(3,444,617)	$2,273,283	66%
Impairment loss of long-lived assets	(99,943)	-	$99,943	100%
Loss from operations	(9,655,606)	(5,163,601)	$4,492,005	87%
Total other income (expense), net	16,993	(5,041)	$22,034	437%
Loss before provision for income taxes	(9,638,613)	(5,168,642)	$4,469,971	86%
Provision for income taxes	-	-	$-	-%
Net loss from continuing operations	(9,638,613)	(5,168,642)	$4,469,971	86%
Income (loss) from discontinued operations	1,400,100	(6,457,955)	$7,858,055	122%
Net loss	$(8,238,513)	$(11,626,597)	$(3,388,084)	(29)%

	For the Years ended June 30,
				Percentage
Revenue	2021	2020	Change	Change
Online music education academy subscription	$4,453,957	$-	$4,453,957	100%
Online concert subscription	2,330,000	-	$2,330,000	100%
Total Revenue	$6,783,957	$-	$6,783,957	100%

Revenue. We generated approximately $4.5 million online music education academy subscription revenue from our Color World App. Our Color World App officially went live in January 2021 and over 300,000 paid subscribers joined our App from January to June 2021. Our App membership subscription fees will provide our members unlimited access for 1 year to our App except for on-demand contents with additional charge. We also had two on-demand contents going live in January 2021, with over 1.5 million subscribers who also paid for these two on-demand contents from January to June 2021. In addition, we generated approximately $2.3 million subscription revenue from the online concert we held on September 10, 2020. Our sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. The online concert subscription revenue we recognized is net of App payment collections agent service fee.

	For the Years ended June 30,
				Percentage
Cost of Revenue	2021	2020	Change	Change
Online music education academy	$2,202,731	$-	$2,202,731	100%
Online concert	1,936,520	-	$1,936,520	100%
Total Cost of Revenue	$4,139,251	$-	$4,139,251	100%

Cost of Revenue. Our online music education academy cost of revenue of approximately $2.2 million was mainly attributable to the amortization of copyrights of the total payments we made to purchase the online courses that were produced by our paid artists. We amortized the copyrights with limited useful life over their estimated expected useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which is the estimated useful life that we expected it will contribute to our App before we are required to renew the contents of such copyrights. Our online concert cost of revenue of approximately $1.9 million was the total payments we made to our partners of the online concert we held on September 10, 2020. The partners include artists, artist agents and online concert producers.

Gross Profit. We had a gross profit of approximately $2.3 million for the online education academy App during the year ended June 30, 2021. We had a gross profit of approximately $0.4 million for the online concert business during the year ended June 30, 2021.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $5.7 million for the year ended June 30, 2021 as compared to approximately $1.6 million for the year ended June 30, 2020, an increase of approximately $4.1 million. The increase was primarily due to approximately $1.3 million increase in salary expenses as we hired more employees for our online concert and online education academy business, approximately $1.5 million increase in depreciation expense for our concert and music production equipment, and approximately $0.6 million increase in professional fees such as legal fee, audits fee and consulting services, approximately $0.3 million of advertising expenses on our events and APP products, approximately $0.1 million increase in service fees from our collection agents of our Color World subscription fees and approximately $0.2 million increase in travel and other miscellaneous selling, general and administrative expenses.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. We spent approximately $0.5 million on developing and maintaining our online education academy App – Color World internally, incurred approximately $0.3 million amortization expense of the online courses patent prior to our Color World App going live in January 2021, and spent $48,000 on developing the online after-school tutoring program of Baytao during the year ended June 30, 2021, as compared to $120,000 on developing the online after-school tutoring program of Baytao in the same period of 2020. We discontinued the online after-school tutoring program as we shifted our focus to our online education academy business and sold our 80% equity interest of Baytao in June 2021.

Stock Compensation Expenses. Stock compensation expenses were approximately $5.7 million for the year ended June 30, 2021 as compared to approximately $3.4 million for the year ended June 30, 2020. The increase was mainly due to approximately $1.1 million expenses on the 1,590,000 ordinary shares issued to thirteen employees under the 2019 Employee Incentive Plan, approximately $1.8 million expenses on the 2,160,000 ordinary shares issued to thirteen employees under the 2019 Employee Incentive Plan, approximately $1.1 million expenses on the 1,380,000 ordinary shares issued to nine employees under the 2019 Employee Incentive Plan, and approximately $0.5 million expenses higher of its stock based compensation expenses on vested service from our CEO, CFO and CAO (former CEO) offset by $2.3 million lower amortization expenses of other consulting services during the six months ended December 31, 2020.

Impairment loss of Long-lived Assets. We incurred an impairment loss of long-live assets of approximately $0.1 million for the year ended June 30, 2021. The impairment loss of approximately $0.1 million was recognized as we did not properly safeguarded our production equipment and we were not able to locate our equipment on our annual assets count and resulted in a loss of approximately $0.1 million of equipment.

Loss from Operations. We incurred a loss from operations of approximately $9.7 million and approximately $5.2 million for the years ended June 30, 2021 and 2020, respectively. The increase of approximately $4.5 million was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had total other income (expense), net, of $31,083 and $0 during the year ended June 30, 2021 and 2020, respectively. The change was mainly due to a debt settled with a vendor resulting in a gain of approximately $25,000 and governmental subsidy of approximately $7,200. The change was also due to the fact that we had more bank services charges during the year ended June 30, 2021, as compared to the prior fiscal year as we had more bank payment services transactions under Color China.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2021 and 2020 as we had operating losses.

Loss from Continuing Operations. Our loss from continuing operations increased by approximately $4.4 million, or 86%, to loss from continuing operations of approximately $9.6 million for the year ended June 30, 2021 from a loss from continuing operations of approximately $5.2 million for the year ended June 30, 2020. Such change was the result of the combination of the changes discussed above.

Loss from Discontinued Operations. Our income from discontinued operations was approximately $1.4 million for the year ended June 30, 2021, which mainly generated from the proceeds of the sale on Sunway Kids. Our loss from discontinued operations was approximately $6.5 million for the year ended June 30, 2020, predominantly due to approximately $12.2 million loss from our discontinued operations of Xin Ao, a variable interest entity of BVI-ACM, which we disposed BVI-ACM in May 2020. The loss was also attributable to the loss from the sale of Sunway Kids, which we acquired in February 2020. However, due to the outbreak of COVID-19 in 2020, we were unable to start Sunway Kids’ business and therefore decided to sell Sunway Kids at a loss of approximately $0.8 million to minimize any further losses. These losses were offset by the gain on sale of discontinued operations of approximately $6.6 million as we sold BVI-ACM with significant net deficit to our prior shareholders for cash consideration of $600,000.

Net Loss. We incurred a net loss of approximately $8.2 million for the year ended June 30, 2021, as compared to a net loss of approximately $11.6 million for the year ended June 30, 2020. This change was the result of the combination of the changes as discussed above.

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

5.B. Liquidity and Capital Resources

As of June 30, 2021, we had cash and cash equivalents of approximately $0.2 million, which was held by our consolidated entities in the U.S. and Hong Kong.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in online entertainment performance and online music education services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $3.5 million as of June 30, 2021 as compared to approximately $2.6 million as of June 30, 2020.

In addition, due to the nature of online entertainment performance and online education industries, we collect payments in advance so we should have minimal liquidity risk. We also completed a few rounds of equity financing, and received net proceeds of approximately $62.3 million from sales of our ordinary shares and approximately $5.2 million from exercise of warrants during the year ended June 30, 2021. Subsequent to June 30, 2021, we completed one round of equity financing, and received gross proceeds of $21.5 million from sales of our ordinary shares and warrants to purchase ordinary share.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended June 30,
	2021	2020	2019

Net cash used in operating activities from continuing operations	$(2,803,980)	$(2,738,989)	$(1,002,383)
Net cash provided by (used in) operating activities from discontinued operations	-	203,854	(73,759)
Net cash used in investing activities from continuing operations	(66,923,243)	(1,394,728)	-
Net cash provided by (used in) investing activities from discontinued operations	1,400,100	-	(135,705)
Net cash provided by financing activities from continuing operations	67,512,616	4,802,901	950,000
Net cash used in financing activities from discontinued operations	-	(7,294)	(427,333)
Effect of exchange rate change in cash, cash equivalents and restricted cash	-	(1,943)	(62,025)
Net change in cash and cash equivalents	$(814,507)	$863,801	$(751,205)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $2.8 million for the year ended June 30, 2021, which was mainly due to a net loss of approximately $9.6 million and non-cash adjustments to reconcile the net loss to net cash provided by operating activities of approximately $5.7 million of stock compensation expense, approximately $1.5 million of depreciation expense, approximately $2.2 million of amortization expense and approximately $0.1 million on impairment loss of long-lived assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly included cash outflow for increase of accounts receivable of approximately $3.2 million for the Color World App subscription fees due from App payment collections agent, increase of prepayment of $3.2 million as we prepaid service fees for online concert performance and online artists agents. The net cash outflow was offset by the increase of other payables and accrued liabilities of approximately $0.2 million and the increase of deferred revenues of approximately $3.6 million.

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

Investing Activities

Net cash used in investing activities was approximately $66.9 million for the year ended June 30, 2021, which was primarily attributable to the prepayment of $52.0 million to a software development vendor of developing augmented reality functions in our Color World App, the purchase of equipment of approximately $2.0 million and purchase of intangible assets of approximately $12.9 million.

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

Financing Activities

Net cash provided by financing activities totaled approximately $67.5 million for the year ended June 30, 2021, which was due to the sale of ordinary shares of approximately $62.3 million and the proceeds from the exercise of warrants from the warrants holders of approximately $5.2 million.

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

5.C. Research and Development, Patents and Licenses, etc.

Research and Development

During the year ended June 30, 2021, we spent approximately $0.8 million, among which, approximately $0.5 million on developing and maintaining our online education academy App – Color World internally and approximately $0.3 million amortization expense of the online courses patent prior to our Color World App go live in January 2021. During the year ended June 30, 2020, approximately $0.1 million on developing the online after-school tutoring program of Baytao. We decided to focus on our entertainment and education business and disposed Baytao in June 2021. During the year ended June 30, 2019, we did not incur any research and development expenses from our continuing operations.

Patents and Licenses, etc.

As of June 30, 2021, we held approximately $12.8 million of copyrights, net of accumulated amortization. As of June 30, 2021 and 2020, we prepaid $2,615,527 and $20,000, respectively, for program license fees.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2021:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	$39,600	$39,600	$-	$-	$-
Total	$39,600	$39,600	$-	$-	$-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Basil Wilson	45	Chief Executive Officer, Chairman of the Board
Lili Jiang	30	Chief Financial Officer
Biao Lu	46	Chief Artistic Officer
Jehan Zeb Khan	34	Director
Yingxian (Elaine) Xiang	47	Independent Director
Hung-Jen Kuo	48	Independent Director
Long Yi	44	Independent Director

Biography

Basil Wilson

Mr. Wilson has served as our CEO and Chairman since June 2021. Mr. Wilson served as CEO of Century Dragon Entertainment Development Co., Ltd. from 2016 to March 2021. He was in charge of the technical development of entertainment technology, including the production of 3D virtual human concert, AI scene technology development, and AR entertainment artificial intelligence development, etc. Mr. Wilson has more than 20 years of experience in the entertainment technology industry since 1997. Mr. Wilson graduated with an MBA degree from Tsinghua University in China and was appointed as a think tank professor by the School of Culture and Entertainment Business.

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

Biao (Luke) Lu

Mr. Lu has served as the Chief Artistic Officer of the Company since June 2021 and had been the CEO of the Company from June 2020 to June 2021. Mr. Lu joined the Company on July 17, 2020. He is an experienced veteran in the entertainment industry in China. He acted as a producer and a screenwriter for multiple Chinese films and TV series, including “Ocean Paradise,” “Happy Bureau,” “Stalker,” “I want to be Rich,” “Transformation Group,” “Lifetime with You,” etc. Mr. Lu also directed Guilty, his first film, in 2017. He has served as the Chief Executive Officer of Hong Kong War Tiger Pictures since 2017. From 2005 to 2017, Mr. Lu served as the Chief Executive Officer of Dong Xing Time International Culture. Mr. Lu is a certified artists’ agent in China. He received his bachelor’s degree from the Department of Music at Anhui Normal University, and studied Broadcasting & Television Editing and Directing at the Communication University of China.

Jehan Zeb Khan

Khan has served as our director since May 2021. Mr. Khan joined Color China Entertainment Co., Ltd., a wholly-owned subsidiary of the Company, as the CEO in 2021, in charge of the development of Internet intelligent applications, the development and update of AI and AR technologies, and celebrity artist docking. Mr. Khan has many years of experience in the Internet industry and has strong working capabilities for company management and business development. Mr. Khan graduated from the University of the Punjab BS Computer Science in Pakistan in 2000. After graduation, he started his own business and established a “New Network” personal studio, aiming to solve Internet problems for small and medium-sized enterprises, including the development of applications, the production of company webpages, etc. and to companies develop artificial intelligence software, including automatic trajectory search. He received his Bachelor’s degree in Computer Science from the University of the Punjab in 2010.

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

Long Yi

Mr. Yi has been a member of the Board since March 31, 2021. He has served as Chief Executive Officer and Chairman of the board of directors of Urban Tea, Inc. (Nasdaq: MYT) since January 26, 2018. Mr. Yi served as Chief Financial Officer and a board member of Bat Group, Inc. (Nasdaq: GLG) from January 2013 and June 2015, respectively, to June 2019. Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) from 2008 to 2012. Mr. Yi is a Certified Public Accountant in the State of Illinois. Mr. Yi received his Bachelor’s degree in Accounting from Northeastern University in September 1998 and a Master’s degree in Accounting and Finance from University of Rotterdam in June 2004. Mr. Yi also obtained a graduate diploma in accounting from McGill University in August 2006.

6.B. Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal years ended June 30, 2021 and 2020.

						Non-
						Equity	Non-
						Incentive	Qualified
						Plan	Deferred	All
Name and	Year			Stock	Option	Compensation	Compensation	Other
Principal	Ended	Salary	Bonus	Awards	Awards	Earnings	Earnings	Compensation	Total
Position	June 30	($)	($)	($)	($)	($)	($)	($)	($)
Basil Wilson,	2021	15,000	-	14,000	-	-	-	-	29,000
Chairman and CEO (1)	2020	-	-	-	-	-	-	-	-

Lili Jiang,	2021	180,000	-	308,400	-	-	-	-	488,400
CFO (2)	2020	30,000	-	308,400	-	-	-	-	338,400

Yang (Sean) Liu,	2021	40,000		294,750					334,750
VP of Technology (3)	2020	30,000	-	329,550	-	-	-	-	359,550

Biao Lu,	2021	198,000	-	509,917	-	-	-	-	707,917
Chief Artistic Officer (4)	2020	-	-	-	-	-	-	-	-

(1)	Mr. Wilson became our Co-Chief Executive Officer on May 27, 2021, with a monthly compensation of $15,000, from May 27, 2021 to June 15, 2021. Mr. Wilson was appointed as the Chairman of the Board and the Chief Executive Officer of the Company on June 16, 2021, with a monthly compensation of $15,000 and 300,000 ordinary shares of the Company per year, vested quarterly, effective June 16, 2021.

(2)	Ms. Jiang became our Chief Financial Officer and Director on March 28, 2019. She was entitled to an annual compensation of 120,000 ordinary shares of the Company. On May 8, 2020, the Board amended the CFO compensation to be $120,000 per year plus 120,000 ordinary shares effective April 1, 2020. Ms. Jiang resigned as an Director on May 11, 2021.

(3)	Mr. Liu became our Chief Executive Officer and Chairman on March 28, 2019. He was entitled to an annual compensation of 120,000 ordinary shares of the Company and annual salary of $120,000 beginning on April 1, 2020. On May 5, 2020, the Board amended the CEO compensation to be $120,000 per year plus 300,000 ordinary shares effective April 1, 2020. Mr. Liu resigned from his positions as CEO and Chairman on July 17, 2020. On the same date, Mr. Liu was appointed as our Vice President of Technology.

(4)	Mr. Lu became our Chief Executive Officer and Chairman on July 17, 2020. He was entitled to an annual compensation of 300,000 ordinary shares of the Company and a monthly salary of $6,000. Mr. Lu’s monthly salary was increased to $10,000 for the period of August 1, 2020 to September 30, 2020 and was then increased to $20,000, effective October 1, 2020. Mr. Lu resigned as a CEO and the Chairman of the Board of Directors, and was appointed as the Chief Artistic Officer on June 16, 2021. His current compensation is $10,000 per month with annual compensation of 100,000 ordinary shares vested quarterly.

The executive directors did not to receive any compensation for serving on the Board.  The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2021.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Wei Pei (1)	4,500	-	-	-	-	-	4,500
Xiaoyuan Zhang (2)	27,000	-	-	-	-	-	27,000
Wei Fang (3)	8,300	-	-	-	-	-	8,300
Hung-Jen Kuo (4)	32,200	-	-	-	-	-	32,200
Yingxian (Elaine) Xiang (5)	28,200	-	-	-	-	-	28,200
Long Yi (6)	9,000	-	-	-	-	-	9,000

(1)	On March 21, 2017, we entered into a director agreement with Mr. Wei Pei, pursuant to which he was entitled to receive annual compensation of $25,000. Mr. Pei’s salary was increased to $36,000 per annum effective May 8, 2020. Mr. Pei resigned as a director of the Company on August 12, 2020.

(2)	On July 19, 2019, we entered into a director agreement with Ms. Xiaoyuan Zhang, pursuant to which she was entitled to receive annual compensation of $10,000. Ms. Zhang’s salary was increased to $36,000 per annum effective May 8, 2020. Ms. Zhang resigned as an independent director of the Company on March 29, 2021.

(3)	On April 7, 2020, Mr. Fang was appointed as a director of the Company. He was entitled to receive annual compensation of $36,000. Mr. Fang resigned as a director of the Company on September 21, 2020.

(4)	On August 12, 2020, we entered into a director agreement with Mr. Hung-Jen Kuo, pursuant to which he shall receive annual compensation of $36,000.

(5)	On September 21, 2020, we entered into a director agreement with Ms. Xiang, pursuant to which she is entitled to receive annual compensation of $36,000.

(6)	On March 31, 2021, we entered into a director agreement with Mr. Yi, pursuant to which he receives monthly compensation of $3,000.

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

Audit Committee

Long Yi, Hung-Jen Kuo and Yingxian Xiang are members of our Audit Committee, and Long Yi serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

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

Compensation Committee

Long Yi, Hung-Jen Kuo and Yingxian Xiang are members of our Compensation Committee, and Yingxian Xiang serves as the chairwoman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. The Compensation Committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our senior executives; and

●	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Long Yi, Hung-Jen Kuo and Yingxian Xiang are members of our Nominating and Corporate Governance Committee, and Hung-Jen Kuo is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 27, 2021 for:

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%(1)
Directors and Executive Officers:
Basil Wilson	300,000	*
Biao Lu	300,000	*
Lili Jiang	360,000	*
Long Yi	30,000	*
Jehan Zeb Khan	-
Yingxian Xiang	30,000	*
Hung-Jen Kuo	-	-
All directors and officers as a group (seven individuals)	1,020,000	*
5% shareholders:
Hou Sing International Business Limited	7,995,395	5.47%

*	Less than 1%

(1)	Applicable percentage of ownership is based on 146,036,552 ordinary shares outstanding as of October 27, 2021, for each shareholder.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Except as discussed below, since the beginning of fiscal year 2019, there have not been any transactions, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

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

Borrowings from related party

During the year ended June 30, 2020, Hou Sing, the Company’s shareholder, lent the Company $300,000 to pay for the Company’s certain operating expenses. In December 2019, the Company issued ordinary shares to Hou Sing to repay the debt the Company owes to him (See Notes to consolidated financial statements - Note 14).

Loans payable – employees

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

Other payables – related party

The balances represent the salary payables to Weili He, the Company’s former Chief Financial Officer (“CFO”) who held less than 5% of the Company ordinary shares currently.

Other payables – related party consisted of the following:

	June 30, 2021	June 30, 2020
Weili He	$10,711	$10,711

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Amended and Restated Memorandum and Articles, the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date hereof, the authorized share capital of the Company is US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each. The increase of the authorized share capital was approved by the Extraordinary General Meeting of Shareholders held on November 18, 2020. As of October 27, 2021, 146,036,552 Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

Ordinary Shares

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles, corporate governance policies and the Companies Law insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company

Under our Amended and Restated Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital

The holders of our Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of Amended and Restated Memorandum and Articles, to vote thereat.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Law and to our Amended and Restated Memorandum and Articles.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded by the chairman or persons holding certain amounts of shares as set forth in the Amended and Restated Memorandum and Articles. Actions that may be taken at a general meeting also may be taken by a unanimous resolution of the shareholders in writing.

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

A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the Amended and Restated Memorandum and Articles and reduce the share capital.

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

Our Amended and Restated Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our Amended and Restated Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the Amended and Restated Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may, issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available.

Anti-Takeover Provisions

Some provisions of our Amended and Restated Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Amended and Restated Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Amended and Restated Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than twenty percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than ten percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our Amended and Restated Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s Amended and Restated Memorandum and Articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles require us to indemnify our officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s Amended and Restated Memorandum and Articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current Amended and Restated Memorandum and Articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current Amended and Restated Memorandum and Articles of association.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current Amended and Restated Memorandum and Articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current Amended and Restated Memorandum and Articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 26, 2018, we filed a definitive proxy statement to change our place of incorporation from Nevada to the Cayman Islands. The re-domicile involved the Company’s merger with a newly formed subsidiary, as a result of which we became a wholly owned subsidiary of a Cayman Islands holding company (“CADC Cayman”). Each outstanding share of common stock of the Company was converted into the right to receive one ordinary share of CADC Cayman, which was issued by CADC Cayman in connection with the merger pursuant to a registered offering. There were no material modifications to the rights of our shareholders during the year ended June 30, 2021.

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

Based on that evaluation, we concluded that as of June 30, 2021, due to the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements or external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2021. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

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

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Long Yi, Yingxian Xiang and Hung-Jen Kuo. Our board of directors has determined Long Yi, Yingxian Xiang and Hung-Jen Kuo are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Long Yi meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

	Year Ended June 30, 2021	Year Ended June 30, 2020

Audit fees(1)	$155,000	$165,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	20,279	14,500
TOTAL	$175,279	$179,500

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Resignation of Previous Independent Registered Public Accounting Firm

On April 7, 2021, the Audit Committee (the “Audit Committee”) of Board of Directors of Color Star Technology Co., Ltd. (the “Company”) dismissed Wei, Wei & Co., LLP (“Wei Wei”) as the Company’s independent registered public accounting firm, effective immediately. The audit reports of Wei Wei on the consolidated financial statements of the Company for each of the fiscal years ended June 30, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended June 30, 2020 and 2019, there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Wei Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to Wei Wei’s satisfaction, would have caused Wei Wei to make reference to the subject matter of the disagreements in its reports on the Company’s consolidated financial statements for such periods. During the Company’s years ended June 30, 2020 and 2019, except with respect to the material weaknesses described below, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. The following material weaknesses have been identified and included in management’s assessment: (1) the personnel primarily responsible for the preparation of our financial statements do not have requisite levels of knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements, and (2) ineffective supervision of the Company’s internal and disclosure controls over financial reporting, which resulted in a number of internal control deficiencies that were identified as being significant.

We furnished a copy of this disclosure to Wei Wei and have requested that Wei Wei furnish us with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from Wei Wei, and a copy of their letter is filed with the Securities and Exchange Commission on April 13, 2021 in our Current Report on Form 8-K as Exhibit 16.1.

(b) Engagement of New Independent Registered Public Accounting Firm

On April 7, 2021, the Audit Committee approved the appointment of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm to perform independent audit services for the year ended June 30, 2021.

During the two most recent fiscal years and through the subsequent interim period to April 6, 2021, neither the Company nor anyone on its behalf consulted Audit Alliance regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-35.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum and Articles of Association, dated May 1, 2020 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 5, 2020)

1.2	Amended and Restated Memorandum and Articles of Association, dated June 28, 2019 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2019)

1.3	Certificate of Incorporation on Change of Name, dated July 12, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2019)

1.4	Certificate of Incorporation on Change of Name, dated May 1, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 5, 2020)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

4.1	2021 Equity Incentive Plan (Incorporated by reference to APPENDIX A of Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 3, 2021)

4.2	Copyright Purchase Agreement between the Company and Beijing Dongxing Yihe Cultural Media Co., Ltd. dated February 1, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 5, 2021)

4.3	Employment Agreement by and between Lili Jiang and the Company, dated March 28, 2019 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on March 28, 2019)

4.4	Director Agreement by and between Xiaoyuan Zhang and the Company, dated July 19, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 24, 2019)

4.5	Form of Employment Agreement (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

4.6	Form of Director Agreement (Incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

4.7	Director Agreement by and between Yingxian (Elaine) Xiang and the Company, dated September 21, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 25, 2020)

4.8	Amended and Restated Employment Agreement by and between the Company and the Chief Financial Officer, Lili Jiang, dated December 28, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on December 31, 2020)

4.9	Director Agreement by and between the Company and Long Yi, dated March 31, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 1, 2021)

4.10	Employment Agreement between the Company and Jehan Zeb Khan dated May 11, 2021 (Director Agreement by and between the Company and Long Yi, dated March 31, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on May 14, 2021)

4.11	Employment Agreement between the Company and Basil Wilson dated May 27, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on May 28, 2021)

4.12	Amended and Restated Employment Agreement to Basil Wilson dated June 16, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 21, 2021)

4.13	Employment Agreement between the Company and Biao Lu dated June 16, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 17, 2021)

4.14	Share Purchase Agreement, dated June 29, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on July 2, 2021)

4.15	Form of Securities Purchase Agreement between the Company and the Purchaser dated September 24, 2021 in connection to the September 2021 Offering (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on September 24, 2021)

4.16	Form of Investor Warrant in connection to the September 2021 Offering (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on September 24, 2021)

4.17	Form of Placement Agent Warrant in connection to the September 2021 Offering (Incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K/A filed with the SEC on September 28, 2021)

4.18	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and FT Global Capital, Inc. in connection to the September 2021 Offering (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K/A filed with the SEC on September 28, 2021)

4.19	Securities Purchase Agreement by and between the Company and Zubair Ahsan, dated March 27, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 29, 2021)

4.20	Securities Purchase Agreement by and between the Company and Ullah Sabar, dated March 27, 2021 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on March 29, 2021)

4.21	Securities Purchase Agreement by and between the Company and Li Yan, dated March 27, 2021 (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on March 29, 2021)

4.22	Securities Purchase Agreement by and between the Company and Ahmed Muhammad Abrar, dated March 27, 2021 (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on March 29, 2021)

4.23	Form of Securities Purchase Agreement between the Company and Wang MinYe dated March 25, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 25, 2021)

4.24	Form of Securities Purchase Agreement between the Company and Lin YiHan dated March 25, 2021 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on March 25, 2021)

4.25	Form of Securities Purchase Agreement between the Company and the Purchasers dated February 18, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 23, 2021), as amended on June 4, 2021 (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on June 21, 2021)

4.26	Form of Warrant in Connection with the Securities Purchase Agreement between the Company and the Purchasers dated February 18, 2021 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on February 23, 2021)

4.27	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.28	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.29	Form of Warrants in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.30	Form of Lock-Up Agreement in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.31	Securities Purchase Agreement between the Company and GPL Ventures LLC dated September 4, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 9, 2020)

4.32	Asset Purchase Agreement by and between the Company and Qiaoli Lin dated August 21, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 28, 2020)

4.33	Director Agreement by and between Hung-Jen Kuo and the Company, dated August 12, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 13, 2020)

4.34	Placement Agency Agreement, dated July 20, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.35	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.36	Form of Warrants in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.37	Form of Lock-Up Agreement in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.38	Employment Agreement by and between Biao (Luke) Lu and the Company dated July 17, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2020)

4.39	Amendment No. 2 to the Share Exchange Agreement by and among the Company, Yang (Sean) Liu Sunway Kids International Education Group Ltd. and its shareholders dated June 25, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 26, 2020)

4.40	Share Purchase Agreement by and among the Company and Yanliang Han dated June 25, 2020 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on June 26, 2020)

4.41	Placement Agency Agreement, dated May 11, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.42	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.43	Form of Warrants in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.44	Form of Lock-Up Agreement in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.45	Share Exchange Agreement by and among the Company, Yang (Sean) Liu, Color China Entertainment Limited and its shareholders, dated May 7, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 11, 2020)

4.46	Share Purchase Agreement by and among Xianfu Han and Weili He, Xin Ao Construction Materials, Inc. and Huitao Technology Co., Ltd., dated March 31, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 8, 2020)

4.47	Placement Agency Agreement, dated March 31, 2020, between Huitao Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.48	Form of Securities Purchase Agreement, dated March 31, 2020, between the Company and the Purchasers in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.49	Form of Warrants in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.50	Form of Lock-Up Agreement in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.51	Joint Venture Agreement by and between CACM Group NY, Inc. and Baydolphin, Inc. (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 16, 2020)

4.52	Share Exchange Agreement by and among Huitao Technology Co., Ltd., Yang (Sean) Liu, Sunway Kids International Education Group Ltd. and its shareholders (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 3, 2020)

4.53	Amendment No. 1 to the Share Exchange Agreement by and among Huitao Technology Co., Ltd., Yang (Sean) Liu, Sunway Kids International Education Group Ltd. and its shareholders (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 14, 2020)

4.54	Securities Purchase Agreement by and between Huitao Technology Co., Ltd. and Hou Sing International Business Limited (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 23, 2020)

4.55*	Silver Suites Agreement, dated June 16, 2021, by and between Silver Suites 7 WTC LLC and Color Star Technology Co., Ltd

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Wei, Wei & Co., LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COLOR STAR TECHNOLOGY CO., LTD.

/s/ Basil Wilson
	Name:	Basil Wilson
	Title:	Chief Executive Officer

Date: November 1, 2021

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Color Star Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Color Star Technology Co., Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of long-lived assets

Description of the Matter

As reflected in the Company’s consolidated financial statements, at June 30, 2021, the Company’s property, plant and equipment was $9 million and intangible assets was $12 million. As disclosed in Note 2 to the consolidated financial statements, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable.

Auditing management’s impairment tests of long-lived assets was complex and judgmental due to the significant measurement uncertainty in determining the fair values of long-lived assets. In particular, the fair value estimates require management to make significant estimates and assumptions related to forecasts of future revenues and operating margins and discount rates. Changes in these assumptions could have a significant impact on the fair value estimates for long-lived assets.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

●	Testing the effectiveness of controls relating to management’s impairment tests, including controls over the determination of the fair value of long-lived assets.

●	Testing management’s process for determining the fair value of long-lived assets. Due to the lack of historical experience available for the Company’s new business model, we evaluated the reasonableness of management’s forecasts of future revenue and operating margin by comparing these forecasts to the current industry and economic trends, including the impact of COVID-19.

●	We assess the historical accuracy of management’s estimate by comparing past projections to actual performance.

Very truly yours,

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

November 1, 2021

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

/s/ Wei, Wei & Co. LLP

Flushing, New York

November 13, 2020

We have served as the Company’s auditor since 2018. In 2021, we became the predecessor auditor.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2021	2020

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$174,189	$988,696
Accounts receivable	3,191,711	-
Other receivables	8,900	1,002,300
Prepayments and advances	4,267,827	1,170,000
Total current assets	7,642,627	3,160,996

OTHER ASSETS
Prepayments, non-current	52,000,000	-
Property, plant and equipment, net	9,160,214	3,958,335
Intangible assets, net	12,272,326	-
Total other assets	73,432,540	3,958,335

Total assets	$81,075,167	$7,119,331

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Other payables and accrued liabilities	$517,134	$518,122
Other payables - related party	10,711	10,711
Deferred revenue	3,596,821	-
Total current liabilities	4,124,666	528,833

Total liabilities	4,124,666	528,833

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.001 par value, 200,000,000 shares authorized, 110,356,629 and 25,623,822 shares issued and outstanding as of June 30, 2021 and 2020, respectively	110,357	25,624
Additional paid-in-capital	147,684,772	69,689,789
Deferred stock compensation	(682,383)	(1,201,183)
Deficit	(70,162,245)	(61,923,732)
Total shareholders’ equity	76,950,501	6,590,498

Total liabilities and shareholders’ equity	$81,075,167	$7,119,331

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended June 30,
	2021	2020	2019

REVENUE	$6,783,957	$-	$-

COST OF REVENUE	4,139,251	-	-

GROSS PROFIT	2,644,706	-	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(5,664,675)	(1,598,984)	(2,065,829)
RESEARCH AND DEVELOPMENT EXPENSES	(817,794)	(120,000)	-
STOCK COMPENSATION EXPENSE	(5,717,900)	(3,444,617)	(4,592,200)
IMPAIRMENT LOSS OF LONG-LIVED ASSETS	(99,943)	-	-

LOSS FROM OPERATIONS	(9,655,606)	(5,163,601)	(6,658,029)

OTHER INCOME (EXPENSE), NET
Other income, net	31,083	-	-
Interest income	136	-	84
Finance expense	(14,226)	(5,041)	(1,477)
TOTAL OTHER INCOME (EXPENSE), NET	16,993	(5,041)	(1,393)

LOSS BEFORE PROVISION FOR INCOME TAXES	(9,638,613)	(5,168,642)	(6,659,422)

PROVISION FOR INCOME TAXES	-	-	-

LOSS FROM CONTINUING OPERATIONS	(9,638,613)	(5,168,642)	(6,659,422)

DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of applicable income taxes	-	(12,245,168)	(7,729,108)
Net gain on sale of discontinued operations, net of applicable income taxes	1,400,100	5,787,213	-
GAIN/(LOSS) FROM DISCONTINUED OPERATIONS	1,400,100	(6,457,955)	(7,729,108)

NET LOSS	$(8,238,513)	$(11,626,597)	$(14,388,530)

COMPREHENSIVE LOSS
Net loss	$(8,238,513)	$(11,626,597)	$(14,388,530)
Other comprehensive loss - foreign currency translation loss	-	-	(335,080)

COMPREHENSIVE LOSS	$(8,238,513)	$(11,626,597)	$(14,723,610)

LOSS PER ORDINARY SHARE
Weighted average number of shares:
Basic	68,095,471	11,640,018	5,841,614
Diluted	68,095,471	11,640,018	5,841,614

Loss per share - basic and diluted
Continuing operations	$(0.14)	$(0.44)	$(1.14)
Discontinued operations	$0.02	$(0.55)	$(1.32)
Total	$(0.12)	$(0.99)	$(2.46)

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Deferred			Accumulated
	Number	Par	paid-in	share		Statutory	other comprehensive
	of shares	amount	capital	compensation	Deficit	reserves	income	Total
BALANCE, June 30, 2018	5,488,649	$5,489	$48,360,368	$(2,825,000)	$(49,642,916)	$6,248,092	$7,556,175	$9,702,208

Sale of ordinary shares	295,977	296	949,704	-	-	-	-	950,000
Ordinary shares issued for compensation	550,000	550	1,319,450	-	-	-	-	1,320,000
Ordinary shares issued for services	600,000	600	1,757,400	(1,758,000)	-	-	-	-
Unvested restricted ordinary shares issued to officers	240,000	240	1,850,160	(1,850,400)	-	-	-	-
Stock compensation expense	-	-	-	3,272,200	-	-	-	3,272,200
Net loss	-	-	-	-	(14,388,530)	-	-	(14,388,530)
Foreign currency translation loss	-	-	-	-	-	-	(335,080)	(335,080)

BALANCE, June 30, 2019	7,174,626	7,175	54,237,082	(3,161,200)	(64,031,446)	6,248,092	7,221,095	520,798

Sale of ordinary shares	7,327,274	7,327	4,495,574	-	-	-	-	4,502,901
Ordinary shares issued for services	400,000	400	1,399,600	(1,400,000)	-	-	-	-
Ordinary shares issued for debt conversion	3,679,327	3,679	5,626,570	-	-	-	-	5,630,249
Ordinary shares issued for acquisition of subsidiary	1,989,262	1,989	1,887,810	-	-	-	-	1,889,799
Ordinary shares issued for acquisition of equipment	4,633,333	4,634	1,958,973	-	-	-	-	1,963,607
Unvested restricted ordinary shares issued to officers	420,000	420	84,180	(84,600)	-	-	-	-
Stock compensation expense	-	-	-	3,444,617	-	-	-	3,444,617
Net loss	-	-	-	-	(11,626,597)	-	-	(11,626,597)
Foreign currency translation gain	-	-	-	-	-	-	265,124	265,124
Deconsolidation of discontinued operations	-	-	-	-	13,734,311	(6,248,092)	(7,486,219)	-

BALANCE, June 30, 2020	25,623,822	25,624	69,689,789	(1,201,183)	(61,923,732)	-	-	6,590,498

Sale of ordinary shares	57,250,397	57,250	62,283,775	-	-	-	-	62,341,025
Ordinary shares issued for exercise of warrants	13,657,274	13,657	5,157,934	-	-	-	-	5,171,591
Ordinary shares issued for acquisition of equipment	6,060,318	6,061	3,811,939	-	-	-	-	3,818,000
Ordinary shares issued for acquisition of intangible assets	1,814,818	1,815	1,548,185	-	-	-	-	1,550,000
Ordinary shares issued for services	700,000	700	440,300	-	-	-	-	441,000
Ordinary shares issued for compensation	5,130,000	5,130	4,091,370	-	-	-	-	4,096,500
Unvested restricted ordinary shares issued to officer	120,000	120	969,880	(970,000)	-	-	-	-
Forfeiture of unvested restricted ordinary shares			(308,400)	308,400	-	-	-	-
Stock compensation expense	-	-	-	1,180,400	-	-	-	1,180,400
Net loss	-	-	-	-	(8,238,513)	-	-	(8,238,513)
BALANCE, June 30, 2021	110,356,629	$110,357	$147,684,772	$(682,383)	$(70,162,245)	$-	$-	$76,950,501

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,238,513)	$(11,626,597)	$(14,388,530)
Net income (loss) from discontinued operations	1,400,100	(6,457,955)	(7,729,108)
Net loss from continuing operations	(9,638,613)	(5,168,642)	(6,659,422)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,536,178	-	-
Amortization	2,180,917	-	-
Stock compensation expense	5,717,900	3,444,617	4,592,200
Impairment loss of long-lived assets	99,943	-	-
Gain on debt settlement	(25,092)	-	-
Changes in operating assets and liabilities
Accounts receivable	(3,191,711)	-	-
Other receivables	(6,600)	-	-
Prepayments and advances	(3,247,827)	(1,145,000)	15,458
Prepaid expenses	-	130,036	509,381
Other payables and accrued liabilities	174,104	-	-
Other payables - related parties	-	-	540,000
Deferred revenue	3,596,821	-	-
Net cash used in operating activities from continuing operations	(2,803,980)	(2,738,989)	(1,002,383)
Net cash provided by (used in) operating activities from discontinued operations	-	203,854	(73,759)
Net cash used in operating activities	(2,803,980)	(2,535,135)	(1,076,142)

CASH FLOWS FROM INVESTING ACTIVITIES:
Prepayments for intangible assets	(52,000,000)	-	-
Purchase of equipment	(2,020,000)	(2,000,000)	-
Purchase of intangible assets	(12,903,243)	-	-
Cash acquired through acquisition of Color China	-	5,272	-
Proceeds from sales of discontinued operations	-	600,000	-
Net cash provided by investing activities from continuing operations	(66,923,243)	(1,394,728)	-
Net cash provided by (used in) investing activities from discontinued operations	1,400,100	-	(135,705)
Net cash used in investing activities	(65,523,143)	(1,394,728)	(135,705)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from shareholders	-	300,000	-
Proceeds from sale of ordinary shares, net of offering costs	62,341,025	4,502,901	950,000
Proceeds from exercise of warrants	5,171,591	-	-
Net cash provided by financing activities from continuing operations	67,512,616	4,802,901	950,000
Net cash used in financing activities from discontinued operations	-	(7,294)	(427,333)
Net cash provided by financing activities	67,512,616	4,795,607	522,667

EFFECTS OF EXCHANGE RATE CHANGE IN CASH AND CASH EQUIVALENTS	-	(1,943)	(62,025)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(814,507)	863,801	(751,205)

CASH AND CASH EQUIVALENTS, beginning of year	988,696	347,486	1,098,691

CASH AND CASH EQUIVALENTS, end of year	174,189	1,211,287	347,486

LESS: CASH AND CASH EQUIVALENTS DISPOSED THROUGH DISCONTINUED OPERATIONS	-	(222,591)	-

CASH AND CASH EQUIVALENTS, end of year	$174,189	$988,696	$347,486

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Accrued liabilities reclassified to loans payable - employees upon execution of tri-party agreements	$-	$-	$308,089
Ordinary shares issued to repay other payables - related parties and service providers	$-	$5,630,249	$4,928,400
Ordinary shares issued for acquisition of subsidiary	$-	$1,889,799	$-
Ordinary shares issued for acquisition of equipment	$3,818,000	$1,963,607	$-
Ordinary shares issued for acquisition of intangible assets	$1,550,000	$-	$-
Other receivables from disposal of subsidiary	$-	$1,000,000	$-
Other receivables - related party offset with contingent liabilities upon litigation payments made by related party	$-	$-	$1,189,285

OTHER NON-CASH TRANSACTIONS:
Operating lease right-of-use assets recognized for related operating lease liabilities	$-	$1,375,181	$-
Accounts receivable offset with accounts payable upon execution of debt obligation transfer agreements	$-	$7,029,929	$3,221,736
Accounts receivable assigned to prepayments and advances upon execution of accounts receivable assignment agreements	$-	$-	$5,008,417
Reclassification from accounts payable to loans payable upon payment made by employees of the Company on its behalf	$-	$-	$4,311,234
Other receivables offset with payments for equipment purchase	$1,000,000	$-	$-
Prepayment offset with other payables for debt settlement	$150,000	$-	$-

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

The Company was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, TJS Wood Flooring, Inc. changed its name to China Advanced Construction Materials Group, Inc. (“CADC Delaware”). On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman continued as the surviving entity. As a result of the reincorporation, the Company is governed by the laws of the Cayman Islands.

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

On June 29, 2021, CACM (the “Seller”) entered into a share purchase agreement (the “Agreement”) with Baydolphin (the “Buyer”). Pursuant to the Agreement, the Seller agreed to sell, and the Buyer agreed to purchase 80% of the outstanding equity interest of Baytao for a consideration of $100. Prior to the sale, Baytao had no operation or asset. Upon completion of the sale, Baytao ceases to be a subsidiary of the Company.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Color China

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and online education are experiencing enormous growth which the Company believes will last long after the pandemic. In order to expand the Company’s global reach and to enter into an online business, on May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color China, a Hong Kong limited company, and shareholders of Color China (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired all of the outstanding issued shares in Color China from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color China, the Company agreed to issue 4,633,333 ordinary shares of the Company and pay an aggregate of $2,000,000 to the Sellers. On June 3, 2020, the Acquisition was consummated and the Company issued 4,633,333 ordinary shares of the Company to the Sellers and closed on the same date. Since Color China had no business operations other than holding a significant collection of music performance specific equipment, the transaction has been treated as an acquisition of assets, as it did not meet the definition of a business. The Company plans to make Color China an emerging online performance and online music education provider with a significant collection of performance specific assets -- leveraging professional experience of the Company’s new Chief Executive Officer (“CEO”) who has established good relationships with major record companies, renowned artists and entertainment agencies around the world. Color China is in the process of building an online entertainment and music education platform featuring artists and professional producers as its lead instructors. Color China officially launched its online cultural entertainment platform, Color World, globally on September 10, 2020. The Color World platform (or online education academy App) not only has celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication.

Modern Pleasure International Limited

On June 18, 2021, Modern Pleasure International Limited (“Modern Pleasure”), a limited liability company, was incorporated in Hong Kong and is wholly established and owned by the Company. As of the date of this report, Modern Pleasure has not commenced operations.

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

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 25, 2020, the Company and the former shareholders of Sunway Kids entered into an Amendment No. 2 (“Amendment 2”) to the Share Exchange Agreement dated December 31, 2019. Pursuant to Amendment 2, the Company shall not make any the earn-out payment to the former shareholders of Sunway Kids since Sunway Kids has been unable to conduct its normal operations due to the COVID-19 pandemic and management of Sunway Kids believes it will be very difficult to achieve its projected financial results. On the same day, Sunway Kids and Yanliang Han (the “SK Purchaser”), an unrelated third party, entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the SK Purchaser agreed to purchase Sunway Kids for cash consideration of $2.4 million consisting of $400,000 which shall be paid within a month of closing, and $2,000,000 to be paid in monthly installments of $200,000 over 10 months. On June 25, 2020, the transaction closed and as a result, the SK Purchaser acquired Sunway Kids and all the subsidiaries and variable interest entities owned or controlled them. Sunway Kids had no operations from February 14, 2020 to June 25, 2020 as management had been unable to conduct its normal operations due to the COVID-19 pandemic. The SK Purchaser received $1.4 million and $1.0 million of the total $2.4 million payment obligation during the years ended June 30, 2021 and 2020, respectively. The disposition of Sunway Kids resulted in the recognition of a gain (loss) of approximately $1.4 million and $(0.8) million for the years ended June 30, 2021 and 2020, respectively, which is recorded in the accompanying consolidated statements of operations and comprehensive income (loss) in the caption of “Gain (loss) from discontinued operations.” The disposition of Sunway Kids was classified as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operation on artificial intelligence education for preschool kids and financial results in accordance with ASC 205-20-45.

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

On March 31, 2020, the Company, BVI-ACM, and Mr. Xianfu Han and Mr. Weili He (the “XA Purchasers”) who collectively held less than 5% ordinary shares of the Company currently, entered into a share purchase agreement (the “XA Disposition SPA”). Pursuant to the XA Disposition SPA, the XA Purchasers agreed to purchase BVI-ACM for cash consideration of $600,000. Upon the closing of the transaction (the “XA Disposition”) contemplated by the XA Disposition SPA, the XA Purchasers will become the sole shareholders of BVI-ACM and assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by BVI-ACM. The closing of the XA Disposition was subject to certain closing conditions including the payment of the $600,000, the receipt of a fairness opinion from ViewTrade Securities Inc. and the approval of the Company’s shareholders. On May 6, 2020, the Company completed the disposition of BVI-ACM after obtaining its shareholders’ approval on April 27, 2020 and satisfaction or waiver of all other closing conditions. Upon the closing of the XA Disposition, the XA Purchasers became the sole shareholders of BVI-ACM and assumed all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by BVI-ACM. The assets and liabilities and the results of operations of BVI-ACM had been presented as discontinued operations in the accompanying consolidated balance sheets and the statements of operations and comprehensive income (loss). The disposal of BVI-ACM resulted in a gain of approximately $6.6 million that is recognized in the accompanying consolidated statements of operations and comprehensive income (loss) under the caption of “loss from discontinued operations”.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. As of June 30, 2021, the Company’s working capital was approximately $3.5 million with cash on-hand of approximately $0.2 million.

During the year ended June 30, 2021 and subsequent to June 30, 2021, the Company completed a series of equity financing transactions follows:

●	The Company sold 57,250,397 ordinary shares at a weighted average offering price of $1.09 per share for net proceeds of approximately $62.3 million.

●	The Company’s Warrant holders converted a total of 13,657,274 warrants into a total of 13,657,274 ordinary shares at a weighted average exercise price of $0.38 per share for gross proceeds of approximately $5.2 million.

●	The Company sold 31,624,923 ordinary shares and warrants to purchase aggregate of 22,137,448 ordinary shares through a direct offering for an offering price of $0.68 per share with gross proceeds of approximately $21.5 million.

During the year ended June 30, 2021, the Company has entered into a number of contractual and business arrangements as follows:

●	On February 15, 2021, the Company entered into certain software development agreement (the “Agreement”), pursuant to which the Company agreed to hire certain third party to develop augmented reality functions of the Color World platform for a total consideration of $76,500,000. The development should be completed in 16 months, and the Company agreed to pay $26,000,000 cash payment to the third party after signing the Agreement, to pay $30,000,000 after both parties agree on the design blueprints, to pay $20,000,000 after the third party completes the design and testing, and to pay the remaining $500,000 after the Company receives all the source codes. As date of this report, the Company made cash payments of $52,000,000 to the software developer.

The Company has begun generating revenues from its Color World platform in September 2020 and is expected continue to do so. If the Company is unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, the Company may have to consider supplementing its available sources of funds through the additional equity financing. Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due starting from one year from the date of this report. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for the Company’s planform usage, economic conditions, competitive pricing in the entertainment and music educational industry, or significant decrease of subscription revenues in the Company’s Color World platform.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include the accounts of all the directly and indirectly owned subsidiaries listed below.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Principles of consolidation

The consolidated financial statements reflect the activities of the following subsidiaries. All material intercompany transactions and balances have been eliminated.

Subsidiaries and VIEs	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color China	Hong Kong	100%
Modern Pleasure	Hong Kong	100%

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for doubtful accounts of other receivables, prepayments and advances and deferred income taxes, stock-based compensation, and fair value and useful lives of property, plant and equipment and intangibles assets. Actual results could be materially different from those estimates.

Foreign currency translation

The reporting currency of the Company, CACM and Color China is the U.S. dollar (“US$”). In accordance with U.S. GAAP guidance on Foreign Currency Translation, the Company’s results of discontinued operations and cash flows are translated at the average exchange rates during the period, assets and liabilities of discontinued operations are translated at the exchange rates at the balance sheet date, and equity is translated at historical exchange rates.

Translation gains (losses) that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations. There were no foreign currency transaction gains or losses for the years ended June 30, 2021, 2020 and 2019. The effects of foreign currency translation adjustments are included in shareholders’ equity as a component of accumulated other comprehensive income (loss).

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue recognition

The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) to recognize its revenue for all period presented. The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams to be recognized at a point in time comprises principally music performance performed or education services provided. The Company’s revenue streams to be recognized over a period of time comprise its platform subscribed membership fees which is recognized over the subscription period.

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

The Company earns revenues from its customers for subscription and tuition fees in connection with online courses to be instructed by individuals with extensive experience in the entertainment and/or music industries. The Company offers membership services to subscribing members with various privileges, which primarily include access to free courses, exclusive VIP courses, on-demand contents (such as online concerts), and others.

When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered, usually one year. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Company is principal in its relationships where its partners, including artist agents, mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Company retains control over its service delivery to its subscribing members. Typically, payments made to its partners, are recorded as cost of revenues and as research and development expenses prior to any revenues being generated in this revenue stream.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Online concert

The Company holds online concerts with its star partners. Sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. Online concert subscription fees are recognized net of App payment collections agent service fee. All ticket sales are final upon payment.

(c)	Online store

The Company holds an online marketplace for merchants to sell celebrity licensed or cobranded merchandise such as fashions, cosmetics, souvenirs, among others. The Company charges commission fees to e-commerce merchants for selling in the Company’s online marketplace platform when the sales transaction is completed. The Company serves as an agent and its performance obligation is to arrange for the provision of the specified goods by those e-commerce merchants, and is not responsible for fulfilling the promise to provide the specified goods or services, and it does not have the ability to control the related shipping services. Upon completion of the sales transaction, the Company will charge the e-commerce merchants a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of a return allowance, if applicable. The Company’s online App store has not been put online and did not generate any revenues during the year ended June 30, 2021.

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Disaggregated information of revenues by services are as follows:

	For the Years Ended
	June 30,
	2021	2020	2019

Online music education academy subscription	$4,453,957	$-	$-
Online concert subscription	2,330,000	-	-
Total revenue	$6,783,957	$-	$-

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

Prepayments and advances

Prepayments include funds deposited or advanced to outside vendors for future performance obligations, program license fees and service fees. As a standard practice in the music performance industry, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. The Company has legally binding contracts with its vendors, the prepayments will be used to offset performance fees, program license fees, purchase price or service fees, and the amounts are refundable and bear no interest if outside vendors breach the contracts.

Prepayments, non-current

Prepayments, non-current represent cash deposited or advanced for software development expenditure.

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

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. The Company has obtained copyrights to use the online education academy courses for 3 years to unlimited years. The Company amortizes the copyrights with limited useful life over their useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which the copyrights are expected to contribute to the revenue of the Company’s online education academy App.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) performance equipment, (ii) office equipment and (iii) intangible assets.

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

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

For the year ended June 30, 2021, impairment loss of long-lived assets amounted to approximately $0.1 million.

There were no impairment charges for the years ended June 30, 2020 and 2019.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Deferred revenue

Deferred revenue represent the Color World Platform subscription fees collected from its member in advance of the revenue being recognized in accordance with the Company’s revenue recognition policy as discussed above.

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

Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the adoption date of July 1, 2019 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

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

As of June 30, 2021 and 2020, the Company does not have any lease with an initial term of more than 12 months.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for year 2018 and 2020 are subject to examination by any applicable tax authorities.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding during the period.  Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock-based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Business Combinations

Acquisition and disposal of Sunway Kids

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

Acquisition of Color China

On May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color China, a Hong Kong limited company, and shareholders of Color China (the “Sellers”), pursuant to which the Company acquired all of the outstanding issued shares of Color China from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, the Company will issue 4,633,333 ordinary shares of the Company and pay an aggregate of $2.0 million to the Sellers. Immediately after the Acquisition, Color Star will own 100% of Color China. On June 3, 2020, the transaction was closed and the Company issued 4,633,333 ordinary shares of the Company to the Sellers. Color China had no business operations other than holding a collection of music performance equipment.

The Company’s acquisition of Color China was accounted for as an acquisition of assets in accordance with ASC 805. The measurement is based on the fair value of the consideration given to acquire the assets (primarily performance and office equipment) held in Color China as it is more clearly evident and more reliably measurable. The total consideration given to acquire assets held in Color China at the acquisition date on June 3, 2020 were valued at approximately $4.0 million, consisted of 4,633,333 ordinary shares issued at a fair value of $1,963,607 based on the closing market price of $0.4238 per share on June 3, 2020, and cash payment of $2.0 million.

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

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2020 and 2019 are as follows:

	For the Year Ended June 30,	For the Year Ended June 30,
	2020	2019
Revenue	$28,747,362	$43,651,923

Cost of revenue	26,553,802	39,093,782

Gross profit	2,193,560	4,558,141

OPERATING EXPENSES:
Provision for doubtful accounts	(8,385,084)	(2,559,785)
Selling, general and administrative expenses	(3,484,700)	(3,930,780)
Research and development expenses	(139,780)	(223,668)
Total operating expenses	(12,009,564)	(6,714,233)

Loss from operations	(9,816,004)	(2,156,092)

OTHER INCOME (EXPENSES)
Other expenses, net	1,872	(4,113)
Interest income	235	2,198
Interest expense	(1,783,833)	(2,038,291)
Finance expense	(825)	(11,724)
Estimated claims charges	(591,884)	(3,521,086)
Total other expense, net	(2,374,435)	(5,573,016)

Loss before income taxes	(12,190,439)	(7,729,108)

Income tax expense	-	-

Net loss from discontinued operations	$(12,190,439)	$(7,729,108)

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

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

Disposal of Sunway Kids

On June 25, 2020, the Company, Sunway Kids and Mr. Yanliang Han (the “SK Purchaser”), an unrelated third party, entered into a share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the SK Purchaser agreed to purchase Sunway Kids in exchange for cash consideration of $2.4 million. Upon closing of the transaction, the SK Purchaser became the sole shareholder of Sunway Kids and as a result, assumed all assets and liabilities of all the subsidiaries and variable interest entities (the “VIE”) owned or controlled by Sunway Kids. The SK Purchaser settled $1.0 million of its payment obligation in November 2020 through a tri-party settlement agreement executed on September 29, 2020 among the Company, SK Purchaser and the Asset Seller. Although the SK Purchaser is current with its installment payment, the Company will recognize the remaining installment payment on a cash basis as collectability of the remaining $1.4 million cannot be reasonably assured. During the year ended June 30, 2021, the Company received the remaining $1.4 million. The disposition of Sunway Kids resulted in the recognition of a gain (loss) of approximately $1.4 million and $(0.8) million that is recorded in the accompanying consolidated statements of operations and comprehensive income (loss) in the caption of “gain (loss) from discontinued operations” during the years ended June 30, 2021 and 2020, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Note 5 – Accounts receivable

Accounts receivable consisted of the following:

	June 30, 2021	June 30, 2020
Color World platform subscription fees due from App payment collections agent	$3,191,711	$-

No provision for allowance on doubtful accounts was recognized for the year ended June 30, 2021.

Note 6 – Other receivables

Other receivables consisted of the following:

	June 30, 2021	June 30, 2020
Rent deposit	$8,900	$2,300
Receivables from disposal of Sunway Kids (1)	-	1,000,000
Other receivables	$8,900	$1,002,300

(1)	The SK Purchaser promised to pay $2.4 million to the Company as per the executed agreement and it had subsequently settled $1.0 million of its payment obligations through a tri-party settlement agreement executed on September 29, 2020 among the Company, SK Purchaser and the Asset Seller. Since collection of the remaining $1.4 million cannot be reasonably assured, the Company only reported a receivable of $1.0 million as of June 30, 2020.

Note 7 – Prepayments and advances

Prepayments and advances consisted of the following:

	June 30, 2021	June 30, 2020
Prepayment for online concert productions	$1,648,000	$1,000,000
Prepayment for program license fees	2,615,527	20,000
Prepayment for vehicle purchase	-	150,000
Prepayment for rent	4,300	-
Prepayments and advances	$4,267,827	$1,170,000

Prepayments, non-current, consisted of the following:

	June 30, 2021	June 30, 2020
Prepayment for software development expenditure	$52,000,000	$-

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	June 30, 2021	June 30, 2020
Performance equipment	$10,637,926	$3,910,069
Office equipment	38,477	48,266
Total	10,676,403	3,958,335
Less: Accumulated depreciation	(1,516,189)	-
Property, plant and equipment, net	$9,160,214	$3,958,335

Depreciation expense was $1,536,178, $0 and $0 for the years ended June 30, 2021, 2020 and 2019, respectively.

Note 9 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2021	June 30, 2020
Copyrights of online education academy courses	$14,453,243	$-
Less: Accumulated amortization	(2,180,917)	-
Intangible assets, net	$12,272,326	$-

Amortization expense was $2,180,917, $0 and $0 for the years ended June 30, 2021, 2020 and 2019, respectively.

Note 10 – Related party transactions

Other payables – related party

The balances represent the salary payables to Weili He, the Company’s former Chief Financial Officer (“CFO”) who held less than 5% of the Company ordinary shares currently.

Other payables – related party consisted of the following:

	June 30, 2021	June 30, 2020
Weili He	$10,711	$10,711

Borrowings from related party

During the year ended June 30, 2020, Hou Sing, the Company’s shareholder, lent the Company $300,000 to pay for the Company’s certain operating expenses. In December 2019, the Company issued ordinary shares to Hou Sing to repay the debt the Company owes to him (See Note 14).

Note 11 – Deferred revenue

	June 30, 2021	June 30, 2020
Color World platform subscription fees collected in advance of revenue recognition	$3,596,821	$-

Note 12 – Leases

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

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has a lease agreement for office space in New York from June 1, 2020 through May 31, 2021, with annual payments of $46,896 and converted to month to month lease in June 2021 and terminated on June 30, 2021. The Company has a new lease agreement for office space in New York from July 1, 2021 through June 30, 2022, with a rental fee of $3,300 per month. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease has an initial term of 12 months or less. On August 10, 2020, the Company entered into a lease agreement for office space in Shenzhen, China from August 20, 2020 through August 19, 2022, and the Company canceled the lease in November 2020. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The one-year maturity of the Company’s lease obligations is presented below:

Twelve Months Ending June 30,	Operating Lease Amount
2022	$39,600
Total lease payments	$39,600

Operating lease expenses are included in general and administrative expenses. Total operating lease expenses were approximately $71,000, $30,000 and $28,000 for the years ended June 30, 2021, 2020 and 2019, respectively.

Note 13 – Income taxes

(a)	Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM and Baytao

CACM and Baytao are organized in the New York State in the United States. CACM and Baytao had no taxable income for the U.S. income tax purposes for the years ended June 30, 2021, 2020 and 2019. The applicable tax rate is 21.0% for federal and 7.1% for New York State with an effective tax rate of 26.6%.

Color China and Modern Pleasure

Color China and Modern Pleasure are organized in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Color China is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Loss before provision for income taxes consisted of:

	For the year ended June 30, 2021	For the year ended June 30, 2020	For the year ended June 30, 2019
Cayman	$(7,120,310)	$(4,851,668)	$(6,470,553)
United States	(541,744)	(316,142)	(188,869)
Hong Kong	(576,459)	(832)	-
	$(8,238,513)	$(5,168,642)	$(6,659,422)

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2021, 2020 and 2019:

	For the year ended June 30, 2021	For the year ended June 30, 2020	For the year ended June 30, 2019
Federal statutory rate	21.0%	21.0%	21.0%
State statutory rate	5.6%	5.6%	5.6%
Valuation allowance	(26.6)%	(26.6)%	(26.6)%
Effective tax rate	0.0%	0.0%	0.0%

Significant components of deferred tax assets were as follows:

	June 30, 2021	June 30, 2020
Deferred tax assets
Net operating loss carryforward in the U.S.	278,531	134,378
Net operating loss carryforward in Hong Kong	95,253	137
Valuation allowance	(373,784)	(134,515)
Total net deferred tax assets	$-	$-

As of June 30, 2021 and 2020, CACM and Baytao’s net operating loss carry forward for the U.S. income taxes was approximately $0.9 million and $0.5 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $279,000 and $134,000 related to its U.S. operations as of June 30, 2021 and 2020, respectively.

As of June 30, 2021 and 2020, Color China and Modern Pleasure’s net operating loss carry forward for the Hong Kong income taxes was approximately $0.6 million and $800, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in Hong Kong. If the Company is unable to generate taxable income in its Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $95,000 and $137 related to its Hong Kong operations as of June 30, 2021 and 2020, respectively.

Changes in the valuation allowance for deferred tax assets increased by $239,269 from $134,515 at June 30, 2020 to $373,784 at June 30, 2021. Changes in the valuation allowance for deferred tax assets increased by $84,259 from $50,256 at June 30, 2019 to $134,515 at June 30, 2020.

(b)	Uncertain tax positions

There were no uncertain tax positions as of June 30, 2021 and 2020, management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended June 30, 2021, 2020 and 2019, the Company did not incur any tax related interest or penalties.

Note 14 – Shareholders’ equity

Increase in Authorized Shares

On November 18, 2020, the Company’s shareholders approved to the authorized share capital of the Company be increased from US$75,000 divided into 75,000,000 ordinary shares of a par value of US$0.001 each to US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Share Increase”).

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sale of Ordinary Shares

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

In July 2020, the Company sold 3,225,000 ordinary shares and warrants to purchase up to 2,096,252 ordinary shares with an exercise price of $1.50 for total proceeds of approximately $3.8 million, net of offering cost of approximately $0.4 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $1.30. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In September 2020, the Company entered into an agreement to sell a Purchaser an aggregate of up to 3,174,603 ordinary shares for gross proceeds of up to approximately $2 million. The shares shall be issued in four separate installments. The first installment of $500,000 worth of shares, or 793,651 shares to be issued at $0.63 per share, was closed on September 9, 2020. The Company also agreed to issue 31,746 Ordinary Shares to the Purchaser as additional consideration for the purchase of the shares on September 9, 2020. The Company received total proceeds of $460,000, net of offering cost of $40,000 for the first installment. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, the Company is not certain that the Purchaser will proceed with the remaining three installments.

In September 2020, the Company sold 13,200,000 ordinary shares and warrants to purchase up to 11,880,000 ordinary shares with an exercise price of $0.55 for total proceeds of approximately $6.0 million, net of offering cost of approximately $0.6 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $0.50. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 20,000,000 units. Each unit consists of one restrictive ordinary share of the Company, par value $0.001 per share and a warrant to purchase one share with an initial exercise price of $1.34 per share, at a price of $1.30 per unit, for an aggregate purchase price of $26,000,000 (the “Offering”). The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.34 per share, for cash (the “Warrant Shares”). The warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire three years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The net proceeds of the Offering were used to upgrade the Company’s software application, or Color Star APP, with artificial intelligence, augmented reality, and mixed reality technologies.

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with Wang MinYe (the “First Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 3,000,000 ordinary shares (the “Wang Shares”) of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $3,900,000 (the “First Private Placement”). The First Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “Second Purchase Agreement”) with Lin YiHan (the “Second Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 3,500,000 ordinary shares (the “Lin Shares”) of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Second Private Placement”). The Second Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Third Purchase Agreement”) with Zubair Ahsan (the “Third Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 3,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $3,900,000 (the “Third Private Placement”). The Third Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with Ullah Sabar (the “Fourth Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Fourth Private Placement”). The Fourth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fifth Purchase Agreement”) with Li Yan (the “Fifth Purchaser”), pursuant to which the Company agreed to sell to the Fifth Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Fifth Private Placement”). The Fifth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Sixth Purchase Agreement”) with Ahmed Muhammad Abrar (the “Sixth Purchaser”), pursuant to which the Company agreed to sell to the Sixth Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Sixth Private Placement”). The Sixth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In March 2019, the Board granted an aggregate of 720,000 restricted ordinary shares, which were issued with a fair value of $1,850,400 to the CFO and former CEO/Vice President of Technology of the Company. These shares will vest over the required service period of three years starting from March 28, 2019. In July 2019, the first batch of 240,000 restricted ordinary shares were issued to them. In June 2020, the second batch of 240,000 restricted ordinary shares were issued to them. The Board approved that 120,000 shares issued to the Company’s former CEO/Vice President of Technology were all vested in October 2020 when the Company’s former CEO/Vice President of Technology left the Company. In March 2021, the final batch of 120,000 restricted ordinary shares were issued to the CFO.

In May 2020, the Board granted 180,000 restricted ordinary shares, which were issued with a fair value of $84,600 to the Company’s former CEO/Vice President of Technology. The Board approved that these shares were all vested in October 2020 when the Company’s former CEO/Vice President of Technology left the Company.

In July 2020, the Board granted an aggregate of 300,000 restricted ordinary shares, which were issued with a fair value of $522,000 to the former CEO/current Chief Artist Offer (“CAO”) of the Company. These shares will vest quarterly over the required service period of one year starting from July 17, 2020 to July 16, 2021.

In June 2021, the Board granted an aggregate of 400,000 restricted ordinary shares, which were issued with a fair value of $448,000 to the current CEO and the former CEO/current Chief Artist Offer of the Company. These shares will vest quarterly over the required service period of one year starting from June 16, 2021 to June 15, 2022.

For the years ended June 30, 2021, 2020 and 2019, the Company recognized $1.1 million, $0.6 million and $1.3 compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of July 1, 2018	-	$-	$-
Granted	720,000	$2.57	-
Vested	(60,000)	$2.57	-
Unvested as of June 30, 2019	660,000	$2.57	-
Granted	180,000	0.47	-
Vested	(285,000)	$2.24	-
Unvested as of June 30, 2020	555,000	$2.06	$471,750
Forfeited	(120,000)	$2.57	-
Granted	700,000	$1.39	-
Vested	(649,167)	$1.87	-
Unvested as of June 30, 2021	485,833	$1.40	-

Ordinary Shares Issued for Compensation

In April 2019, the Board granted an aggregate of 550,000 ordinary shares, which were issued with a fair value of $1,320,000, determined using the closing price of $2.40 on May 28, 2018, to three employees under the 2018 Plan. These shares vested immediately upon grant.

In December 2020, the Board granted an aggregate of 1,590,000 ordinary shares, which were issued with a fair value of $1,128,900, determined using the closing price of $0.71 on December 24, 2020, to thirteen employees under the 2019 Plan. These shares vested immediately upon grant.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2021, the Board granted an aggregate of 2,160,000 ordinary shares, which were issued with a fair value of $1,836,000, determined using the closing price of $0.85 on January 28, 2021, to thirteen employees under the 2019 Plan. These shares vested immediately upon grant.

In March 2021, the Board granted an aggregate of 1,380,000 ordinary shares, which were issued with a fair value of $1,131,600, determined using the closing price of $0.82 on March 16, 2021, to nine employees under the 2019 Plan. These shares vested immediately upon grant.

For the years ended June 30, 2021, 2020 and 2019, the Company recorded approximately $4.1 million, $1.3 million and $0 stock compensation expense related to ordinary shares grants, respectively.

Ordinary Shares Issued for Services

In May 2019, the Board granted an aggregate of 600,000 ordinary shares with a fair value of $1,758,000, determined using the closing price of $2.93 on May 8, 2019, to three service providers. The value of these shares is being amortized over the service period of one year starting from May 15, 2019.

In July 2019, the Board granted an aggregate of 400,000 ordinary shares with a fair value of $1,400,000, determined using the closing price of $3.5 on July 19, 2019, to two service providers. The value of these shares is being amortized over the service period of one year starting from July 1, 2019.

In October 2020, the Board granted an aggregate of 700,000 ordinary shares with a fair value of $441,000, determined using the closing price of $0.63 on October 15, 2020, to two service providers. The value of these shares is being amortized over the service from October 15, 2020 to February 10, 2021.

For the years ended June 30, 2021, 2020 and 2019, the Company amortized approximately $0.5 million, $2.8 million and $3.3 million, respectively.

Ordinary Shares Issued for Debt Repayment

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

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In August 2020, the Company issued 6,060,318 ordinary shares to a third party to purchase certain machinery and equipment for stage performance and the ordinary shares were valued using the closing price of the Company’s ordinary shares on August 20, 2020 at $0.63 per share.

In February 2021, the Company issued 1,814,818 ordinary shares to a third party to purchase certain copyrights for the use in the Company’s Color World platform and the ordinary shares were valued using the closing price of the Company’s ordinary shares on January 29, 2021, last trading day prior to the acquisition at $0.85 per share.

Conversion of Warrants into Ordinary Shares

During the year ended June 30, 2021, the Company’s warrants holders converted a total of 13,657,274 warrants into a total of 13,657,274 ordinary shares at a weighted exercise price of $0.38 per share for gross proceeds of approximately $5.2 million.

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

In a connection with the private placement in July 2020 for the sale of 3,225,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 2,096,252 ordinary shares to certain institutional investors on July 20, 2020. The warrants are exercisable immediately, at an exercise price of $1.50 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $2,901,119, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $1.59, risk free rate of 0.34%; expected term of 5.5 years; exercise price of the warrants of $1.50, volatility of 128%; and expected future dividends of 0%.

In a connection with the private placement in September 2020 for the sale of 13,200,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 11,880,000 ordinary shares to certain institutional investors on September 15, 2020. The warrants are exercisable immediately, at an exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $8,403,557, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $0.79, risk free rate of 0.32%; expected term of 5.5 years; exercise price of the warrants of $0.55, volatility of 130%; and expected future dividends of 0%.

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 20,000,000 units. Each unit consists of one restrictive ordinary share of the Company and a warrant (“SPA Warrants”) to purchase one share with an initial exercise price of $1.34 per share. The SPA Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.34 per Share, for cash (the “Warrant Shares”). The SPA Warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The SPA Warrants shall expire three years from its date of issuance. The SPA Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The SPA Warrants are exercisable immediately, at an exercise price of $1.34 per Ordinary Share and expire 3.0 years from the date of issuance. The fair value of this SPA Warrants was $15,898,047, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $1.06, risk free rate of 0.21%; expected term of 3.0 years; exercise price of the warrants of $1.34, volatility of 141%; and expected future dividends of 0%.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2019	-	$-	-
Granted	5,327,274	$0.55	5.50
Forfeited	-	$-	-
Exercised	-	$-	-
June 30, 2020	5,327,274	$0.29	5.31
Granted	33,976,252	$1.07	3.48
Forfeited	-	$-	-
Exercised	(13,657,274)	$0.38	-
June 30, 2021	25,646,252	$1.24	3.08

Note 15 – Commitments and contingencies

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

Coronavirus (“COVID-19”)

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and other parts of the world, including the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout the world.  Substantially all of the Company’s new revenue streams are concentrated online. Consequently, the Company’s does not believe the COVID-19 outbreak would materially adversely affect the Company’s business operations, financial condition and operating results for fiscal year ended June 30, 2022.

Note 16 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of June 30, 2021 and 2020, $0 and approximately $0.5 million was deposit with a bank located in the US or Hong Kong subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. In Hong Kong, the insurance coverage of each bank is HKD 500,000 (approximately $64,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Vendor Concentration Risk

For the year ended June 30, 2021, one vendor accounted for 89% of the Company’s total purchases.

Note 17 – Subsequent events

Ordinary Shares Issued for Services

On August 5, 2021, the Compensation Committee of the Board authorized the issuance to certain officers, directors and other employees an aggregate of 4,055,000 ordinary shares (the “Shares”), including 300,000 shares issued in connection with the prior services of the Company’s former CEO/current CAO, under the Company’s 2021 Equity Incentive Plan. The Shares are vesting immediately with no restrictions.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sale of Ordinary Shares and Warrants

On September 24, 2021, the Company and certain institutional investors entered into a securities purchase agreement (“SPA”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $0.68 per unit, for gross proceeds approximately $21.5 million (the “Offering”) before deducting placement agent fees and other estimated offering expenses. An aggregate of 31,624,923 ordinary shares and warrants to purchase an aggregate of 22,137,448 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA.

Note 18 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the loss of the subsidiaries is presented as “Equity loss of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2021 and 2020.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEETS

AS OF JUNE 30, 2021 AND 2020

(UNAUDITED)

	June 30, 2021	June 30, 2020
ASSETS
CURRENT ASSETS:
Cash	$26,636	$793,234
Other receivables	8,900	1,002,300
Prepayments and advances	4,300	150,000
Total current assets	39,836	1,945,534

OTHER ASSETS:
Intercompany receivable	74,858,613	1,709,710
Investment in subsidiaries	2,459,560	3,457,764
Total other assets	77,318,173	5,167,474

Total assets	$77,358,009	$7,113,008

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Other payables and accrued liabilities	$396,797	$511,799
Other payables - shareholders	10,711	10,711
Total current liabilities	407,508	552,510

Total liabilities	407,508	552,510

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Preferred share, $0.001 par value, 1,000,000 shares authorized, no share issued or outstanding	-	-
Ordinary share, $0.001 par value, 200,000,000 shares authorized, 110,356,629 and 25,623,822 shares issued and outstanding as of June 30, 2021 and 2020, respectively	110,357	25,624
Additional paid-in-capital	147,684,772	69,689,789
Deferred stock compensation	(682,383)	(1,201,183)
Deficit	(70,162,245)	(61,923,732)
Total shareholders’ equity	76,950,501	6,590,498
Total liabilities and shareholders’ equity	$77,358,009	$7,113,008

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2021, 2020 AND 2019

(UNAUDITED)

	For the Years Ended June 30,
	2021	2020	2019
GENERAL AND ADMINISTRATIVE EXPENSES	$(2,821,121)	$(1,402,044)	$(1,756,972)
STOCK COMPENSATION EXPENSE	(5,717,900)	(3,444,617)	(4,592,200)
LOSS FROM OPERATIONS	(8,539,021)	(4,846,661)	(6,349,172)

OTHER INCOME (EXPENSE), NET
Interest income	-	-	84
Finance expense	(6,480)	(5,007)	(1,465)
Equity loss of subsidiaries	(1,118,204)	(12,562,142)	(8,037,977)
Gain on debt settlement	25,092	-	-
Gain on sale of subsidiaries	1,400,100	5,787,213	-
TOTAL OTHER INCOME (EXPENSE), NET	300,508	(6,779,936)	(8,039,358)

NET LOSS	(8,238,513)	(11,626,597)	(14,388,530)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation loss	-	-	(335,080)

COMPREHENSIVE LOSS	$(8,238,513)	$(11,626,597)	$(14,723,610)

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2021, 2020 AND 2019

(UNAUDITED)

	For the Years Ended June 30,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,238,513)	$(11,626,597)	$(14,388,530)
Adjustments to reconcile net loss to cash used in operating activities:
Stock compensation expense	5,717,900	3,444,617	4,592,200
Equity loss of subsidiaries	1,118,204	12,562,142	8,037,977
Gain on debt settlement	(25,092)	-	-
Gain on sale of discontinued operations	(1,400,100)	(5,787,213)	-
Changes in operating assets and liabilities
Other receivables	(6,600)	-	-
Prepayments and advances	(4,300)	(125,000)	15,458
Intercompany receivables	(65,500,903)	(1,231,449)	(575,094)
Other payables and accrued liabilities	60,090	93,711	509,381
Other payables – related parties	-	-	540,000
Net cash used in operating activities	(68,279,314)	(2,669,789)	(1,268,608)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	(2,000,000)	-
Proceeds from disposal of subsidiaries	100	600,000	-
Net cash provided by (used in) investing activities	100	(1,400,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from shareholders	-	300,000	-
Proceeds from sale of ordinary shares	62,341,025	4,502,901	950,000
Proceeds from exercise of warrants	5,171,591	-	-
Net cash provided by financing activities	67,512,616	4,802,901	950,000

NET CHANGE IN CASH	(766,598)	733,112	(318,608)

CASH, beginning of year	793,234	60,122	378,730

CASH, end of year	$26,636	$793,234	$60,122

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Accrued liabilities reclassified to loans payable – employees upon tri-party agreements	$-	$-	$308,089
Ordinary shares issued to repay other payables – related parties and service providers	$-	$1,137,378	$4,928,400
Ordinary shares issued to repay debt in subsidiary	$-	$5,240,679	$-
Ordinary share issued for acquisition of subsidiary	$-	$1,889,799	$-
Ordinary share issued for acquisition of equipment	$3,818,000	$1,963,607	$-
Ordinary share issued for acquisition of intangible assets held in a subsidiary	$1,550,000	$-	$-
Other receivables outstanding from disposal of subsidiary	$-	$1,000,000	$-
Forgiveness of former subsidiary’s receivable upon disposal of subsidiary	$120,000	$-	$-
Recognition of accrued liabilities from subsidiary	$-	$214,792	$-
Derecognition of intercompany balance upon disposal of subsidiary	$-	$23,164,488	$-
Proceeds from disposal of subsidiary received by intercompany	$1,400,000	$-	$-