Form 20-F
period 2022-06-30
Color Star Technology Co., Ltd.
filed 2022-11-14
CIK 1747661

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 333-226308

Color Star Technology Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7 World Trade Center, Suite 4621

New York NY 10022

(Address of principal executive offices)

Farhan Qadir

Chief Executive Officer

(929) 317-2699

7 World Trade Center, Suite 4621

New York NY 10022

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.04	ADD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2022, there were 191,757,531 ordinary shares, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow:  ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

COLOR STAR TECHNOLOGY CO., LTD.

FORM 20-F ANNUAL REPORT

i

INTRODUCTORY NOTE

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our,” “Color Star,” or “the Company,” refers to Color Star Technology Co., Ltd., a Cayman Islands exempted company, its predecessor entities and its subsidiaries;

●	“Baytao” refers to Baytao LLC;

●	“CACM” refers to CACM Group NY, Inc.

●	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

●	“Color Metaverse” refers to Color Metaverse Pte. Ltd.;

●	“Color World” refers to the ColorWorld Metaverse platform;

●	“HK$” refers to Hong Kong dollars, the lawful currency of Hong Kong;

●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;

●	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. We make no representation that any Renminbi, Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Hong Kong dollars, or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

ii

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Reserved

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and Singapore are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business and Industry

We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance.

We have a short operating history with our current business model focusing on providing online entertainment performances, online education services, and metaverse services and products. We transitioned from a concrete business company to our current business model in 2020, and further began to explore the metaverse industry in January 2022. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating in compound industries including entertainment, education and metaverse, such as building and managing reliable and secure IT systems and infrastructure, addressing regulatory compliance and uncertainty, engaging, training and retaining high quality employees such as our teaching staff and IT support staff, and improving and expanding our education content offering. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

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

Our business could be adversely affected by infectious disease outbreaks, such as the COVID-19 pandemic, which has spread rapidly across the globe, resulting in adverse economic conditions and business disruptions. In reaction to this outbreak, governments worldwide have imposed varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders, all in an effort to reduce the spread of the virus. Since this outbreak, business activities in many countries have been disrupted by a series of emergency quarantine measures taken by the government.

As a result, our operations in the U.S. have been materially affected. New York, where our U.S. operations are based, were affected by COVID-19, which led to measures taken by the New York government trying to contain the spread of COVID-19, such as reduction on the number of people in gathering and travel restrictions. Additional travel and other restrictions may be put in place to further control the outbreak in U.S. Accordingly, our operation and business may be adversely affected as the results of the wide-spread pandemic. Management may have to adjust or change our business plan in response to the prolonged pandemic and change of social behavior. For the fiscal year ended June 30, 2022, our management does not believe the COVID-19 pandemic had materially adversely affected the Company’s financial condition and operating results because our operations were primarily conducted via online platform and App.

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

If we are unable to operate Color World as planned, our results of operation will be significantly impacted.

We launched Color World on October 15, 2020. It began as an app that offered celebrity-led courses, online performances and other related products. In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features. Since transforming into a metaverse platform, Color World has been inviting many global superstar celebrities to join the platform to expand on the celebrity content by creating more celebrity masterclasses, online virtual performances, celebrity merchandise, games and so on. We are keep adding new modules to Color World in order to enrich the metaverse communities. In the future, we plan to add more virtual locations as well as digital products. Due to the change of application scenarios, services provided and business model of Color World, we cannot guarantee to operate the platform as successfully as before and may face difficulties to operate the platform as we expected due to reasons beyond our control, such as user acceptance, future regulations and intense competition. If the current version of Color World cannot be accepted by the market or as profitable as we estimated, there could be a material adverse effect on our business, results of operations and financial condition.

We must also continue to enhance and improve our technology infrastructure. These efforts may require us to develop or license increasingly complex technologies. In addition, new technologies developed and introduced by competitors could render our services and technologies obsolete if we are unable to update or modify our own technology. Developing and integrating new technologies into our existing platform and infrastructure could be expensive and time-consuming. Furthermore, any new features and functions may not achieve market acceptance. We may not succeed in implementing new technologies or may incur substantial costs in doing so. Our platform and services must achieve high levels of market acceptance in order for us to recoup our investments. Our platform and services could fail to attain sufficient market acceptance for many reasons, including:

●	we may fail to predict market demand accurately and to provide services that meet this demand in a timely fashion;

●	our marketing efforts may be inefficient and fail to attract the potential users;

●	celebrities that we recruit on our platforms may not like, find useful or agree with any changes;

●	there may be defects, errors or failures on our platform;

●	there may be negative publicity about our platforms’ performance or effectiveness; and

●	there may be competing services or technologies introduced or anticipated to be introduced by our competitors.

In addition, the size of our user base and our users’ level of engagement across our services are critical to our success. If people do not perceive our services to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. If our platform and services or technologies do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

Failure to successfully implement our business strategy or effectively respond to changes in market dynamics may cause our future financial results to suffer.

We, from time to time, make significant investments and other decisions in connection with our long-term business development strategy. In order to expand the breadth and depth of our current business, we may enter industries which differ from our current operations and where we have less expertise. If we are not able to successfully implement our business strategies and effectively respond to changes in market dynamics, our future financial results will suffer.

In January 2022, we transformed Color World into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features. We expect this will be a complex, evolving, and long-term initiative that will involve the development of new and emerging technologies, continued investment in privacy, safety, and security efforts, and collaboration with other companies, developers, partners, and other participants. However, the metaverse may not develop in accordance with our expectations, and market acceptance of features or services we build for the metaverse is uncertain. We may be unsuccessful in our research and service development efforts, including if we are unable to develop relationships with key participants in the metaverse or develop services that operate effectively with metaverse technologies, products, systems, networks, or standards. Our metaverse efforts may also divert resources and management attention from other areas of our business. As our metaverse efforts evolve, we may be subject to a variety of existing or new laws and regulations in international jurisdictions, including in the areas of privacy and e-commerce, which may delay or impede the development of our services, increase our operating costs, require significant management time and attention, or otherwise harm our business. As a result of these or other factors, our metaverse strategy and investments may not be successful in the foreseeable future, or at all, which could adversely affect our business, reputation, or financial results.

In addition, in September 2022, Color Metaverse Pte. Ltd., our Singapore subsidiary, entered into a phone purchase agreement with Ziaul Haq General Trading Co. (L.L.C.) (“Ziaul Haq”), a Dubai company, for a quantity of 10,000 units of smart phone which shall be paid by the following methods: (i) $2,800,000 by cash and (ii) $2,200,000 to be paid with ordinary shares issued by us (“Share Consideration”). The Share Consideration will be paid to Ziaul Haq at the trading price of the trading day immediately prior to the signing date. Since selling smart phones is a new business segment, we cannot guarantee you that we could achieve our investment goal and recover all expenses and costs we incurred to launch and operate this business segment. In addition, any defects or other performance problems with the smart phones could damage our reputation, decrease user satisfaction and retention, adversely impact our ability to attract customers and expand our service and product offerings, and materially disrupt our operations. If any of these occur, our operation results, reputation and prospects could be harmed.

Our success relies on the continuing efforts of our senior management team and qualified key personnel, and our business may be harmed if we are unable to retain or motivate them.

Our business operations depend on the continued services of our senior management team and qualified key personnel, particularly our executive officers and the senior management of Color Metaverse, our wholly owned subsidiary.

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

If we are unable to recruit celebrities as planned or if they do not perform according to the agreements we have with them, the operation of our education business will be negatively impacted.

Professional artists and producers that we have begun recruiting as the celebrities, formerly mainly as “star teachers,” help us build and maintain the quality of our education and services, as well as our brand and reputation. Our ability to continue to attract recruit the instructors with the necessary experience and qualifications is a key factor in the success of our operations. We seek to continue hiring experienced and successful professionals in music, film, sports, animation, television, presentations, dance, art and other entertainment industries whom are able to follow our education service protocols and deliver effective instructions based on the agreements we have with them. The market for the recruitment of these professionals is competitive, and we must also provide continued training to ensure that our instructors stay abreast of changes in student demands, teaching methodologies and other necessary changes.

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

We expect to rely heavily on information and technology to operate our existing and future products and services, and any cybersecurity incident or other disruption to our technology infrastructure could result in the loss of critical confidential information or adversely impact our reputation, business or results of operations.

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

Specifically, the Personal Data Protection Act 2012 of Singapore sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine per breach of up to S$1 million (US$739,645) or 10% of the organization’s annual turnover in Singapore, whichever is higher. In the event of a data breach involving any personal data in an organization’s possession or control, the Personal Data Protection Act 2012 requires the organization to reasonably and expeditiously assess the data breach, and notify the Personal Data Protection Commission of the data breach if it is assessed to be one that: (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) involves personal data of 500 or more individuals. In addition to notifying the Personal Data Protection Commission, organizations are also required to notify the affected individuals if the data breach is one that is likely to result in significant harm or impact to the affected individuals.

Although the substantial operation of us is based in Singapore and the U.S., our app Color World are available to download in China and part of our users are PRC citizens, which may subject us to certain laws and regulations in China, and expose us to legal and operational risks associated with our operations in China. The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. For more details regarding PRC regulations applicable to us, please see “Item 4—Information on the Company—Regulations—China.”

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

We plan to deliver our courses in live streaming format worldwide. Our users communicate and interact live with each other via our virtual learning community. The audio and video data will likely be transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data we transmit will distinguish us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to our offering of the courses. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, we also plan to offer video recordings of live streaming courses and certain other audio-video contents on our electronic platforms to our students as supplementary course materials on our platforms. If the government authorities determine that our offering of the courses fall within the relevant category of Internet audio-visual program services under the Categories, we may be required to obtain the License for Online Transmission of Audio Visual Programs.

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

We are also subject to other risks and uncertainties that affect many other businesses, including but not limited to:

●	Increasing costs, the volatility of costs and funding requirements and other legal mandates for employee benefits, especially pension and healthcare benefits;

●	The increasing costs of compliance with federal, state and foreign governmental agency mandates;

●	Any impacts on our business resulting from new domestic and international government laws and regulation;

●	Market conditions in the childhood education industry or the economy as a whole;

●	Market acceptance of our new service and growth initiatives;

●	Announcements of the introduction of new products and services by our competitors;

●	The impact of technology developments on our operations and on demand for our products and services;

●	Developments concerning current or future strategic collaborations; and

●	Widespread outbreak of an illness or any other communicable disease, or any other public health crisis such as we are currently experiencing with the COVID-19 pandemic.

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

We do not have insurance coverage that is customary and standard for companies of comparable size in comparable industries

As of the date of this annual report, we have not obtained sufficient insurance coverage that is customary and standard for companies of comparable size in comparable industries, such as any liability insurance and insurance for losses and interruptions caused by terrorist attacks, military conflicts, and wars, which could subject us to significant financial losses. The realization of any of these risks could cause a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

On October 27, 2021, we received a letter from the Listings Qualifications Department of the Nasdaq Capital Market notifying us that the minimum closing bid price per share for our ordinary shares was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification letter did not result in the immediate delisting of our ordinary shares. On April 26, 2022, we received a letter from Nasdaq, notifying us that it is eligible for an additional 180 calendar day period, or until October 24, 2022, to regain compliance with Nasdaq’s minimum $1 bid price per share requirement. Compliance can be attained during this additional time period if the closing bid price of our ordinary shares is at least $1 per share for a minimum of 10 consecutive business days. If during the compliance period the ordinary shares have a closing bid price of $0.10 or less for 10 consecutive trading days, Nasdaq’s Listing Qualifications Department shall issue a Staff Delisting Determination. Our business operations are not affected by the receipt of these notices. By completing a reverse share split, on October 11, 2022, we announced that we regained compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. There can be no assurance that the Company will be able to maintain the compliance with the Nasdaq rules. If we fail to comply with the Bid Price Requirement or any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our securities lose their status on The Nasdaq Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The Nasdaq Capital Market and continued or further declines in our share price could also greatly impair our reputation and ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

The price of our ordinary shares historically has been volatile, which may affect the price at which you could sell the ordinary shares.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “CSCW.” The market price for the ordinary shares has varied between a high closing price of $48.00 on Sep 10, 2021 and a low closing price of $4.49 on June 14, 2022 in the 12-month period ended on June 30, 2022. The price herein refers to the closing price after completion of the reverse share split price. This volatility may affect the price at which you could sell the ordinary shares. The ordinary share price are likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the following:

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

While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in local currencies, fluctuations in the exchange rate for the conversion of local currencies into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

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

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 of Singapore, or the Companies Act. Under Section 403 of the Companies Act, a Singapore company is only allowed to pay dividends out of profits and there are certain restrictions on the use of profits for the purposes of dividend declaration. Firstly, any profits of a company applied towards the purchase of its shares pursuant to the share buyback provisions under the Companies Act cannot be payable as dividends to the shareholders. However, the foregoing restriction does not apply to any part of the proceeds received by the company from a sale or disposal of its treasury shares where the sums that were utilized to purchase those treasury shares initially came out of profits in the first place. Finally, any gains derived from the sale of treasury shares cannot be payable as dividends to the shareholders of the company.

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

Nasdaq Listing Rules require listed companies to have, among other things, a majority of their board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors will not consist of independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence in the entertainment industry, and primarily provide services via our wholly-owned subsidiaries, Color Metaverse and CACM Group NY, Inc.

Color Star Technology Co., Ltd. (formerly known as Huitao Technology Co., Ltd.) was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, we changed our name to China Advanced Construction Materials Group, Inc.

On August 20, 2018, CACM was incorporated in the State of New York and is wholly owned by us. The establishment of CACM was to expand our business in the U.S. CACM has not commenced operations.

On December 27, 2018, we consummated a redomicile merger pursuant to which we merged with and into China Advanced Construction Materials Group, Inc., a newly formed Cayman Islands exempted company and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger adopted in July 2018. As a result of the merger, we are now governed by the laws of the Cayman Islands.

By special resolution of shareholders dated 28 June 2019, our name was changed from China Advanced Construction Materials Group, Inc. to Huitao Technology Co., Ltd. On July 12, 2019, our Amended and Restated Memorandum and Articles of Association (“2019 Amended and Restated Memorandum and Articles”) was filed with the Registrar of Companies (Cayman Islands) and a Certificate of Incorporation on Change of Name for Huitao Technology Co. Ltd. was issued.

On December 31, 2019, we entered into a share exchange agreement with Sunway Kids International Education Group Ltd. (“Sunway Kids”) and its shareholders. On February 14, 2020, we consummated the acquisition of Sunway Kids whereby we issued 1,989,262 ordinary shares and $2 million of cash to be paid in exchange for all of the issued and outstanding share capital of Sunway Kids. The $2 million cash consideration is payable in five installments over five years according to an earn-out schedule. Sunway Kids thereby became our wholly-owned subsidiary. Sunway Kids was established on February 29, 2012, under the laws of the British Virgin Islands as an offshore holding company. On August 23, 2018, Sunway Kids established its wholly-owned subsidiary, Brave Millenium Limited (“Brave Millenium”) under the laws of Hong Kong. On December 4, 2019, Brave Millenium established Chengdu Hengshanghui Intelligent Technology Co., Ltd. (“Chengdu Hengshanghui”) in China as a wholly foreign owned limited liability company (the “WFOE”). On December 9, 2019, Chengdu Hengshanghui entered into a series of variable interest entity agreements with Chengdu Hengshanghui Education Consulting Co., Ltd. (“Hengshanghui Education”). Through Sunway Kids and its variable interest entity Hengshanghui Education, we were engaged in providing education and health services to day-care and preschools in China.

On March 10, 2020, CACM entered into a certain joint venture agreement (the “JV Agreement”) with Baydolphin, Inc., a company organized under the laws of New York (“Baydolphin”). Pursuant to the JV Agreement, CACM and Baydolphin established a limited liability company under the laws of New York, Baytao LLC (“Baytao”), which intended to be the 100% owner of one or more operating entities in the U.S. to engage in the business of online and offline after-school education.

Prior to acquisition of Sunway Kids in February 2020, our core business has been the concrete business in China. Our concrete business was negatively affected by the economic cycle and government policies. The concrete industry was influenced by the decline in the macro economy in recent years. The entire concrete industry in the PRC’s Beijing area experienced a slowdown in industry production and economic growth in the last few years as the Beijing government continues to enforce concrete production reformation and tightened environmental laws from late 2017 to date. The reformation causes great uncertainties for local enterprises in the construction market. Since 2017, the pressure on small concrete companies has further increased and many have been shut down. Also, the Beijing government ordered the suspension of construction jobsites during winters to reduce air pollution since 2017. The operations of Xin Ao were also severely affected. As a result of our deteriorating cash position, we defaulted on bank loans and experienced a substantial increase in contingent liabilities. As of December 31, 2019, there was a default on a bank loan of $24,345,129. As of December 31, 2019, Xin Ao was subject to several civil lawsuits for which we estimated that it is more than likely to pay judgments in the amount of approximately $6.8 million (including interest and penalties of $1.6 million). During the six months ended December 31, 2019 and 2018, there were additional estimated claims of approximately $0.3 million and $1.1 million, respectively. We believed it would be very difficult, if not impossible, to turn around the concrete business. As such, we had decided to dispose of the concrete business after the acquisition of Sunway Kids.

On May 6, 2020, we completed the disposition (the “Xin Ao Disposition”) of Xin Ao Construction Materials, Inc. (“BVI-ACM”), after obtaining our shareholders’ approval on April 27, 2020 and satisfaction or waiver of all other closing conditions. Upon the closing of the Xin Ao Disposition, Mr. Xianfu Han and Mr. Weili He became the sole shareholders of BVI-ACM and assumed all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by BVI-ACM. The proceeds of $600,000 from the Xin Ao Disposition have been used for our working capital and general corporate purposes.

By special resolution of shareholders dated April 27, 2020, our name was changed from Huitao Technology Co., Ltd. to Color Star Technology Co., Ltd. On May 1, 2020, our Amended and Restated Memorandum and Articles of Association (“2020 Amended and Restated Memorandum and Articles”) was filed with the Registrar of Companies (Cayman Islands) and a Certificate of Incorporation on Change of Name to “Color Star Technology Co., Ltd. was issued,

On May 7, 2020, we entered into a Share Exchange Agreement (“2020 Exchange Agreement”) with Color China Entertainment Limited (“Color China”), a Hong Kong limited company, and shareholders of Color China (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, we shall acquire all of the outstanding issued shares and other equity interests in Color China from the Sellers (the “Acquisition”). On June 3, 2020, the transaction contemplated by the 2020 Exchange Agreement was consummated when we issued 4,633,333 ordinary shares to the Sellers and the Sellers transferred all of Color China’s issued and outstanding shares to us. Immediately after the Acquisition, we owned 100% of Color China. The Company planned to make Color China an emerging online performance and online education provider with a significant collection of performance specific assets.

On June 25, 2020, we and the former shareholders of Sunway Kids entered into an Amendment No. 2 (“Amendment”) to the Share Exchange Agreement dated December 31, 2019, as amended. Pursuant to the Amendment, we should not make any Earn-out Payment to the former shareholders of Sunway Kids since Sunway Kids had been unable to conduct its normal operations due to the COVID-19 pandemic and management of Sunway Kids believed it would be very difficult to achieve its projected financial results. On the same day, Sunway Kids and Yanliang Han, an unrelated third party, entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Sunway Kids for cash consideration of $2.4 million consisting of $400,000 which should be paid within a month of closing, and $2,000,000 to be paid in monthly installments of $200,000 over 10 months. Upon the closing of the transaction contemplated by the Disposition SPA on June 25, 2020, Yanliang Han became the sole shareholder of Sunway Kids and as a result, assumed all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by Sunway Kids. By disposing Sunway Kids, we exited the business of preschool children online education service.

Effective October 1, 2020, we changed the ticker symbol of our ordinary shares traded on the Nasdaq Capital Market from “HHT” to “CSCW”, representing the abbreviation of “Color Star Color World.”  Our online platform “Color Worlds” was the new focus of our business.

On April 17, 2021, our Audit Committee of the Board dismissed Wei, Wei & Co., LLP (“Wei Wei”) as our independent registered public accounting firm, effective immediately. The audit reports of Wei Wei on our consolidated financial statements for each of the fiscal years ended June 30, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During our fiscal years ended June 30, 2019 and 2020, there were no disagreements between Wei Wei and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to Wei Wei’s satisfaction, would have caused Wei Wei to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements for such periods.

On June 18, 2021, Modern Pleasure International Limited, a limited liability company, was incorporated in Hong Kong and is wholly owned by us. As of the date hereof, Modern Pleasure International Limited has not commenced operations.

On June 29, 2021, CACM entered into a share purchase agreement with Baydolphin. Pursuant to the agreement, CACM agreed to sell, and Baydolphin agreed to purchase, 80% of the outstanding equity interest of Baytao for a consideration of $100. Prior to the sale, Baytao LLC had no operation or asset. Upon completion of the sale, Baytao ceased to be our subsidiary.

On September 24, 2021, we and certain institutional investors entered into a share purchase agreement (“September 2021 SPA”), pursuant to which we agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $0.68 per unit, for gross proceeds approximately $21.5 million before deducting placement agent fees and other estimated offering expenses. An aggregate of 22,137,448 ordinary shares were agreed to be issued to the investors under the September 2021 SPA. Pursuant to a placement agent agreement we entered into with FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), we issued to FT Global warrants to purchase an aggregate of 948,748 ordinary shares. The sale and offering of the securities described above was effected as a takedown off our shelf registration statement on Form F-3 (File No. 333-236616) that was previously filed with the SEC and declared effective on March 10, 2020.

On October 27, 2021, we received a letter from the Listings Qualifications Department of the NASDAQ Capital Market notifying us that the minimum closing bid price per share for our ordinary shares was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification letter did not result in the immediate delisting of our ordinary shares.

On December 1, 2021, we held an extraordinary general meeting of shareholders at Auwei Hotel, No. 2 Qilong Road, Longshan Street, Yubei District, Chongqing, China. A total of 61,375,198 shares, or 42.3%, of the outstanding ordinary shares voted. The following proposals were passed by votes of the shareholders at the meeting: (i) that the authorized share capital of us be increased from US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each to US$800,000 divided into 800,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 600,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Share Increase”); (ii) that our original Amended and Restated Memorandum and Articles of Association in their entirety be replaced with new Amended and Restated Memorandum and Articles of Association dated December 2, 2021 (the “2021 Amended and Restated Memorandum and Articles”); and (iii) that our registered office be authorized to attend to all required filings with the Registrar of Companies in the Cayman Islands in connection with the Share Increase and the 2021 Amended and Restated Memorandum and Articles.

On January 21, 2022, we and Hou Sing International Business Limited (“Hou Sing”) entered into a securities purchase agreement, pursuant to which we agreed to issue and sell to Hou Sing an aggregate of 16,000,000 shares of common stock at a purchase price of $1.0 per share, for proceeds of $16,000,000.

On February 21, 2022, pursuant to a securities purchase agreement (the “February 2022 SPA”) we entered into with certain institutional investors, we agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase one ordinary share, at a purchase price of $0.4 per unit, for gross proceeds approximately $10.0 million before deducting placement agent fees and other estimated offering expenses. An aggregate of 25,000,000 ordinary shares and warrants to purchase an aggregate of 25,000,000 ordinary shares were agreed to be issued to the investors under the February 2022 SPA. Pursuant to the September 2021 PAA, we issued to FT Global warrants to purchase 545,250 Ordinary Shares. The sale and offering of the securities described above was effected as a takedown off our shelf registration statement on Form F-3 (File No. 333-256508) that was previously filed with the SEC and declared effective on May 26, 2021.

On April 11, 2022, we held our annual meeting of shareholders (the “2022 Annual General Meeting”) at 9:00 p.m. China time (9:00 a.m. Eastern Time), at Auwei Hotel, No. 2 Qilong Road, Longshan Street, Yubei District, Chongqing, China. The following proposals were passed by votes of the shareholders at the meeting: (i) that to implement a reverse share split of our ordinary shares, par value US$0.001 per share, including our ordinary shares reserved for issuance (the “Original Ordinary Shares”), at a ratio of forty (40)-for-one and at a time during the following six months to be determined by further action of our board of directors (or not at all in the determination of the board of directors during the same period), such that each 40 Original Ordinary Shares shall be consolidated into one ordinary share of us, par value US$0.04 (the “Adjusted Ordinary Shares”), and that our authorized share capital is consolidated from US$800,000 divided into 800,000,000 Original Ordinary Shares to US$800,000 divided into 20,000,000 Adjusted Ordinary Shares (the “Reverse Split Proposal”); (ii) that to increase our authorized share capital at a time during the following six months to be determined by further action of our board of directors (or not at all in the determination of the board of directors during the same period) from US$800,000 divided into 20,000,000 Adjusted Ordinary Shares to US$32,000,000 divided into 800,000,000 Adjusted Ordinary Shares by the creation of an additional 780,000,000 Adjusted Ordinary Shares to rank pari passu in all respects with the Adjusted Ordinary Shares existing upon approval of the Reverse Split Proposal; (iii) that to replace at a time during the following six months to be determined by further action of our board of directors the existing Amended and Restated Memorandum and Articles of Association of us in their entirety with new Amended and Restated Memorandum and Articles of Association; (iv) that to establish the 2022 Equity Incentive Plan, with an aggregate of Twelve Million (12,000,000) ordinary shares to be available for awards; (v) that to elect Lucas Capetian, Jehan Zeb Khan, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo and Long Yi as directors to serve on the board of directors until their successors are elected or appointed, but any officer may be removed at any time by us in general meeting or by the board of directors; (vi) to ratify the appointment of Audit Alliance LLP as our independent registered accountant for the fiscal year ending June 30, 2022; and (vii) that to make all required filings with the Registrar of Companies in relation to the above resolutions and our Transfer Agent to make all relevant updates to our register of members.

On April 11, 2022, as approved by our shareholders, we amended the 2021 Amended and Restated Memorandum and Articles, which was duly filed with the Cayman Registrar on 29 August 2022 as the Fourth Amended and Restated Memorandum and Articles of Association (the “2022 Amended and Restated Memorandum and Articles”). Our authorized capital was $32,000,000 divided into 800,000,000 ordinary shares with a par value of $0.04 per share.

On April 26, 2022, we received a letter from the Nasdaq, notifying us that we were eligible for an additional 180 calendar day period, or until October 24, 2022, to regain compliance with the Nasdaq’s minimum $1 bid price per share requirement.

On May 19, 2022, we registered an additional 12,000,000 shares of our ordinary shares, par value $0.001 per share issuable under our 2022 Equity Incentive Plan, effective on March 10, 2022, which was approved by our shareholders at the 2022 Annual General Meeting held on April 11, 2022.

On June 8, 2022, we received an anonymous letter alleging our then CEO, Lucas Capetian, had certain misconduct. Our audit committee immediately set up a special committee consisting of independent directors investigating the matter and also engaged an independent counsel. On June 17, 2022, Lucas Capetian resigned from the board of directors and from his position as the chief executive officer for personal reasons, effective on the same day. Biao Lu, our then Chief Artistic Officer, and Jehan Zeb Khan, our then director, were appointed as the Co-Acting CEOs to fill in the vacancy created by Mr. Capetian’s resignation effective from June 17, 2022. Biao Lu was also elected as the Director of the board with effect from June 17, 2022. By engaging a third-party legal counsel and after several months of investigation, the special committee did not find anything material that would impact our business and financial results.

On August 9, 2022, Farhan Qadir was appointed as our Chief Executive Officer to fill in the vacancy created by the resignations from Biao Lu and Jehan Zeb Khan on August 5, 2022, effective immediately. Wei Zhang was elected as our Director and the chairman of the board of directors to fill in the vacancy created by the resignation of Biao Lu, effective immediately.

On September 3, 2022, Color Metaverse Pte. Ltd., our Singapore subsidiary, entered into a phone purchase agreement with Ziaul Haq for a quantity of 10,000 units of smart phones which shall be paid by the following methods: (i) $2,800,000 by cash and (ii) $2,200,000 to be paid with ordinary shares issued by us. The Share Consideration would be paid to Ziaul Haq at the trading price of the trading day immediately prior to the signing date. As of the date of this annual report, such shares have not been issued yet.

On September 14, 2022, we entered into a securities purchase agreement (the “September 2022 SPA”) with certain institutional investors for a registered direct offering of ordinary shares and warrants. Each unit consisted of one ordinary share and one warrant to purchase one ordinary share. The purchase price per unit was $0.08. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable us, was approximately $5.6 million. We issued to the investors an aggregate of 70,000,000 ordinary shares and warrants to purchase an aggregate of 70,000,000 ordinary shares. Pursuant to the September 2021 PAA, we issued to FT Global warrants to purchase 1,725,000 Ordinary Shares. The sale and offering of the securities described above was effected as a takedown off our shelf registration statement on Form F-3 (File No. 333-256508) that was previously filed with the SEC and declared effective on May 26, 2021.

On September 26, 2022, we completed a 40-for-1 reverse share split of our ordinary shares, which was approved by our shareholders on April 11, 2022. As a result of the reverse share split, the number of ordinary shares outstanding was reduced from approximately 261,757,531 to approximately 6,543,938 ordinary shares, subject to rounding up of all fractional shares to the nearest whole share in lieu of such fractional shares. No preference shares were issued and outstanding then and there.

On October 11, 2022, we announced that since the closing bid price of our common stock was at $1.00 per share or greater, we regained compliance with the Nasdaq’s minimum $1.00 bid price per share requirement.

Effective November 1, 2022, we changed the ticker symbol of our ordinary shares traded on the Nasdaq Capital Market from “CSCW” to “ADD”, representing our hope that more and more will people join “Color World” and that our business will keep increasing.

4.B. Business Overview

We are an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence in the entertainment industry, and primarily provide services via our wholly-owned subsidiaries, Color Metaverse and CACM Group NY, Inc. We strive to deliver world-class entertainment experiences and promoting entertainment exchange with our strong resources and deep connections in the industry.

We launched our online cultural entertainment platform, Color World, globally on September 10, 2020. We used to operate Color World by Color Sky Entertainment Limited, our subsidiary in Hong Kong, which was formerly known as Color China Entertainment Limited. After our internal reallocation of resources, since September 2022, we have operated Color World through Color Metaverse, our Singapore subsidiary. It used to be a platform primarily providing celebrity-led education services. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, we have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features. Since transforming into a metaverse platform, Color World has been inviting many global superstar celebrities to join the platform to expand on the celebrity content by creating more celebrity masterclasses, online virtual performances, celebrity merchandise, games and so on. We are keep adding new modules to Color World to enrich the metaverse community. In the future, we plan to add more virtual locations as well as digital products.

We are committed to the development of entertainment technology and artificial intelligent technology. We strive to create a parallel world of entertainment, allowing more people to realize their dreams in the virtual entertainment world.

Our Competition

The entertainment industry is a highly competitive and fragmented industry that is sensitive to price, content and quality of service. We face intense competition in our online business and compete primarily with online entertainment providers and content sharing platforms who are already very established. Meanwhile, the metaverse industry is rapidly evolving and also competitive. The metaverse market is relatively concentrated with a few large players. We expect competition in this sector to persist and intensify as we compete not only with existing players that have been focused on providing metaverse-related products and services, but also new entrants that include well-established players in the metaverse industry, and players who were not predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do.

We differ from various other competitors in our metaverse with “artificial intelligence + celebrity entertainment.” However, some of our existing and potential competitors may have more resources and experiences than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in market demands or new technologies. In addition, we face competition from many different sized entities that focus on some of our targeted markets, which may be able to respond more promptly to changes in users’ preferences in these markets.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

●	We are targeting the enormous online education market, which is experiencing rapid growth, as a result of the COVID-19 pandemic. According to Reportlinker, the global online education market size is projected to reach 457.8 billion by 2026, growing at a CAGR of 10.03%. The continued shift of offline entertainment in the real world to virtual is driving higher demand and significant revenue for market vendors in the industry. We target a large addressable market driven by the rapid expansion of global online entertainment where the younger generation is more willing to spend time and money in visual spaces. We as a comprehensive online entertainment provider based on metaverse platform, could address the growing market demand; and

●	We are well positioned to capture market share with an experienced management team and all-star instructor lineup. One of the key services we provided is celebrities’ online education. We strive to offer students professional artists training platform featured by exclusive content and live interaction and are well connected with artists from Asia and U.S., establishing strategic partnerships with top record companies and entertainment agencies.

Our Operations

We are growing to become the world’s top online celebrity entertainment sharing platform. We provide online entertainment performances and online innovative education through our wholly-owned subsidiaries Color Metaverse and CACM. We strive to offer students professional artist training platform featured by exclusive content and live interaction, with the mission of delivering world-class entertainment learning experiences and promoting entertainment exchange with our strong resources and deep connections in industry.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout the world.  New York, where our U.S. operations are based, was significantly affected by the pandemic, which had led to restrictive measures taken by the New York government to contain the spread of COVID-19, such as reduction on the number of people in gathering and travel restrictions. For the fiscal year ended June 30, 2022, substantially all of our business was conducted via online platform and App, and substantially all of our revenue was generated from online operations. As such, our management does not believe the pandemic had material adverse effect on our financial condition and operating results during the fiscal year.

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

The Color World platform generates revenue primarily through paid fees priced at $9.90 per user per view of star teachers’ video classes. There have been over 300,000 registered users as of the date of this annual report.

We are well connected with artists from Asia to the U.S., and have built strategic partnerships with globally renowned record companies and entertainment agencies, such as Universal Music Group and Sony Music, which enable us to group a number of artists into our Color World platform and secure the rights to the exclusive streaming of online lessons taught by the star teachers. Currently, we have entered into educational licensing and performance agreements with approximately over 50 global artists and professionals in industry for their services as instructors on the Color World platform, and are seeking out and contracting more star teachers in a variety of fields such as music, film, sports, animation, television, presentations, dance, and art to provide our prospective student subscribers with a large repertoire of first-hand exposure to and lessons from professionals in their desired fields.

Online Concert

We established our own music festival brand “Color International Music Festival” and our management has the experiences of holding more than 100 star concerts every year. On September 9, 2020, we broadcasted the Color World Online Concert with ten Eastern and ten Western top artists/celebrities including Grammy-winning jazz guitarist Larry Carlton, R&B singer-songwriter Ashanti, and “Pop Music Queen” Na Ying from mainland China to global audiences via our official platform “Color World” and attracted over half a million viewers from mainland China and all over the world to watch online, reaching over 10 million hits on global social media networks, which we believe is a milestone to the Company. In fiscal 2021, the Company held an online live concert featuring exclusive performance by Luo Dayou, the “Godfather of Asian Music.” The performance has been well received by global audiences and highly recognized by the artist himself. On April 23, 2021, the Company also launched an exclusive electronic music concert of the Top 100 DJ, Steve Aoki. This was our first attempt to provide online electronic music performances globally during the pandemic, and it has received favorable reviews from global music lovers and electronic music audiences.

Online Store

We have added an online store feature to our Color World App, which support to sell various products including clothing, shoes, hats, watches, digital products, wine, and other categories. While we have not generated revenue from our online store operations, we expect to see an increase in user activities and future sales as more people join and use our app.

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

Our Suppliers and Customers

For the year ended June 30, 2022, we had three vendors, whose supplies accounted for 60%, 27%, and 13% of the Company’s total purchases. For the year ended June 30, 2021, we had one vendor, whose supplies accounted for 89% of the Company’s total purchases.

For the fiscal years ended June 30, 2022 and 2021, we had no customers, whose sales accounted for more than 10% of our total sales.

Sales and Marketing

Marketing Channels

We market our course offerings and enhance brand awareness through various online and mobile channels. We place advertisements and conduct marketing on mainstream social media platforms. At the same time, regarding our online education services, we also generate sales leads from word-of-mouth referrals by our students and parents of students. We believe our high-quality course offerings and satisfactory student experience will continue to contribute word-of-mouth referrals.

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

Live Broadcasting Technology

Live broadcasting technology development has been our main focus since our inception. Currently, our proprietary live broadcasting technology makes it possible for as many as 200,000 people to join a live broadcasting activities simultaneously, without compromising video quality.

Intellectual Property

As of the date of this annual report, we have one copyright and one domain name: www.colorstarinternational.com.

Our Labor Force

As of June 30, 2022, we had 52 full-time employees. As required by applicable PRC law, we have entered into employment contracts with all our officers, managers and employees. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff.

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

Regulations

This section sets forth summarizes the most significant rules and regulations relating to our business activities in China and Singapore.

China

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

Regulations Related to Privacy, Data Protection and Cybersecurity

Pursuant to the PRC Cybersecurity Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

The Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of fourteen via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of fourteen, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education App, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

Further, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law of the PRC, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On August 17, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, ensure the safe and stable operation of CIIO, and maintain data integrity, confidentiality and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Relevant governmental authorities of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of critical information infrastructure operator in the respective industry or sector and operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

Furthermore, on November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations is published for public comments only and the final version and effective date of which are subject to change with substantial uncertainty.

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and network platform operators engaging in data processing activities that affect or may affect national security, which affect or may affect national security, shall apply for cybersecurity review and that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, with effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, RMB is freely convertible to current account items, such as trade-related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart or prior registration with banks for conversion of RMB into a foreign currency.

Domestic companies or individuals can repatriate payments received from abroad in foreign currencies or deposit those payments abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign exchange on the current account and capital account can be either retained or sold to financial institutions that have foreign exchange settlement or sales business based on the need of the enterprise without prior approval from SAFE, subject to certain restrictions.

SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, to regulate the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The circular requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the local branch of Administration for Industries and Commerce and, unless set forth in the business scope or in PRC regulations, may not be used for equity investments within the PRC. In addition, SAFE has strengthened its oversight of the flow and use of the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB paid-in capital may not be changed without SAFE’s approval. Violations of Circular 142 will result in severe monetary or other penalties.

SAFE promulgated SAFE Circular 19, effective in June 2015 to abolish SAFE Circular 142. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be used, directly or indirectly, for purposes beyond its business scope. Therefore, foreign-invested companies’ applications to make equity investment with their capital were often rejected on the ground of exceeding the business scope. SAFE promulgated SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the limitation on the use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company from prohibiting using such capital to issue RMB entrusted loans to prohibiting using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, such equity investment does not violate applicable laws, and such equity investment complies with the negative list on foreign investment. The SAFE Circular 28 aims to lift the restriction on foreign-invested companies’ equity investment with capital on the ground of business scope implied by SAFE Circular 19. According to the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of income under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Companies, or SAFE Circular 37, effective in July 2014 and repealed the previous SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75 on the same date, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls an company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle.

Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special-purpose vehicle.

In June 2015, SAFE promulgated SAFE Circular 13, according to which, in order to simplify the procedures of performing the foreign exchange control policy of direct investment, the registration authorities under the SAFE foreign exchange control policies, including the registration of PRC residents under SAFE Circular 37 change from local SAFE branches to local banks authorized by SAFE and SAFE will strengthen the training and supervision for banks in performing the foreign exchange control policy of direct investment. Thus, according to SAFE Circular 13, the registration of PRC residents under SAFE Circular 37 shall be conducted with local banks authorized by SAFE.

Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local branch of SAFE prior to our initial public offering in 2006.

Regulations on Employee Share Incentive Awards Granted by Listed Companies

According to a series of notices concerning individual income tax on earnings from employee share incentive awards, issued by the Ministry of Finance and the SAT, companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

The SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or SAFE Circular 7, in February 2012, pursuant to which if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the local branches of SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

According to SAFE Circular 7, from time to time, we need to make applications or update our registration with local branches of SAFE on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens.

Singapore

Regulations on Data Protection and Information Security

Personal Data Protection

The Personal Data Protection Act 2012 of Singapore governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine per breach of up to S$1 million (US$739,645) or 10% of the organization’s annual turnover in Singapore, whichever is higher.

An online game operator or e-commerce company is required to comply with the Personal Data Protection Act. Among other things, such company is required to obtain consent from its customers and inform them of the applicable purposes before collecting, using or disclosing their personal data. Moreover, it is also required to put in place sufficient measures to protect the personal data in its possession or control from unauthorized access, loss or damage.

Pursuant to the Personal Data Protection Commission’s Advisory Guidelines on the Personal Data Protection Act for NRIC and other National Identification Numbers that was issued in August 2018, an organization such as an online game operator or e-commerce company is not permitted to collect, use or disclose an individual’s identification number unless under certain exceptions. The Personal Data Protection Commission has commenced enforcement of these Guidelines from September 2019.

In the event of a data breach involving any personal data in an organization’s possession or control, the Personal Data Protection Act 2012 requires the organization to reasonably and expeditiously assess the data breach, and notify the Personal Data Protection Commission of the data breach if it is assessed to be one that: (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) involves personal data of 500 or more individuals. In addition to notifying the Personal Data Protection Commission, organizations are also required to notify the affected individuals if the data breach is one that is likely to result in significant harm or impact to the affected individuals.

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 of Singapore, or the Companies Act. Under Section 403 of the Companies Act, a Singapore company is only allowed to pay dividends out of profits and there are certain restrictions on the use of profits for the purposes of dividend declaration. Firstly, any profits of a company applied towards the purchase of its shares pursuant to the share buyback provisions under the Companies Act cannot be payable as dividends to the shareholders. However, the foregoing restriction does not apply to any part of the proceeds received by the company from a sale or disposal of its treasury shares where the sums that were utilized to purchase those treasury shares initially came out of profits in the first place. Finally, any gains derived from the sale of treasury shares cannot be payable as dividends to the shareholders of the company.

In addition to complying with the Companies Act, the payment of dividends must also be in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Information Technology

Regulation of Internet Content

The Broadcasting Act 1994 of Singapore prohibits the provision of certain broadcasting services, including internet content, in or from Singapore without a license issued by the Infocomm Media Development Authority. The Infocomm Media Development Authority is the regulator of the information, communications and media sectors in Singapore. The Broadcasting Act 1994 sets out an automatic class licensing scheme for computer online services provided by internet content providers. An internet content provider includes a corporation which provides any program for business purposes on the internet.

Internet content providers are in general mandated to be automatically class licensed without any need to make specific applications to the Infocomm Media Development Authority, and are required to comply with the conditions of the class license and the Internet Code of Practice. As an internet content provider, we are obliged to use our best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore, and we are also required to deny access to any prohibited material if directed to do so by the Infocomm Media Development Authority. If we contravene the class license conditions or the Internet Code of Practice, we may face administrative sanctions such as suspension or cancelation of our license, or fines.

In addition, to the extent that our platforms or services enable our users to transmit online content to each other or access third party online content, we would be an internet intermediary under the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore, or POFMA. POFMA empowers any Singapore government minister to direct the POFMA Office to issue certain directions to internet intermediaries whose internet intermediary service had been used to communicate a false statement of fact in Singapore, if the minister is of the opinion that it would be in the public interest to do so. Such directions would include: (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Companies may be fined if they fail to comply with directions issued under POFMA without reasonable excuse.

Regulations on Imported Games and Game Operating

Video Game Classification

Pursuant to the Films Act 1981 of Singapore, the Infocomm Media Development Authority is responsible for classifying films, videos and video games distributed in Singapore. In particular, it administers the video game classification system under the Films Act 1981, which requires businesses importing or distributing physical copies of video games in Singapore to submit the video games to the Infocomm Media Development Authority for rating and classification. However, the video game classification system does not apply to games which are only available via internet download. Since the online games that we offer are available only through online platforms, we in general are not subject to the video game classification system. However, the Infocomm Media Development Authority retains the right to issue a rating and/or classification of any of the online games we offer, should it choose to do so.

Films Regulation

The Films Act 1981 imposes a regulatory requirement for an organization to hold a license for carrying on the business of importing, making, distributing or exhibiting films. A film is defined to include a video recording for use as a game. The Films (Video Games Exemption) Notification 2008 exempts a video game distributor from having to comply with the abovementioned requirement to obtain a license. There remains some uncertainty with respect to whether the exemption covers an online game operator as the words ‘video games’ are neither defined in the Films Act nor in the aforesaid exemption. This is due to the contents of the Films Act and its related regulations not being drafted specifically for the digital age of online games. Further, due to the latter reason, there is uncertainty on whether an online game needs to be submitted to the Board of Film Censors for censorship evaluation prior to distribution. In the opinion of Rajah & Tann Singapore LLP, our counsel as to Singapore law, it is consistent with market practice that we treat our online games as video games and do not apply for the film license or submit our online games for censorship evaluation.

Gambling Regulation

Currently, the Remote Gambling Act 2014 of Singapore prohibits the offering of online games where (i) players play to win money, or (ii) players play to win virtual currency/tokens/credits/items that can be exchanged via in-game facilities for real-world money or merchandise. Online games with chance-based loot boxes do not fall within the ambit of the Remote Gambling Act 2014 if the virtual rewards from such loot boxes cannot be exchanged via in-game facilities for real-world money or merchandise. The Gambling Control Bill, which was passed by the Singapore Parliament on March 11, 2022 and will replace the Remote Gambling Act 2014 once it formally comes into effect, adopts a similar treatment of online games with chance-based loot boxes. Accordingly, as we do not offer any online games which have an in-game facility to convert game credits or tokens or enhancement features (e.g. weapons, skins) to real-world money or merchandise, we do not anticipate that the Singapore laws governing online gambling will apply to our gaming business.

Regulations on E-commerce

Consumer Protection

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions, but are not specifically targeted at regulating e-commerce operations. One or more of these laws would be relevant in the context of online game operations or e-commerce operations.

The Consumer Protection (Fair Trading) Act 2003 of Singapore sets out a legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act 2003 includes persons who promote the use or purchase of goods or services which we do through our digital entertainment and e-commerce platforms. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things: (i) doing or saying anything which would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 are subject to criminal liability.

While we have, among other things, policies in place which require users of our e-commerce platform not to promote or sell any products which are illegal or prohibited for sale under Singapore law, there remains a residual risk that we may be liable for abetting the sale and distribution of such illegal products in breach of Singapore law if we knew of or had reason to suspect the listing and sale of illegal products on our e-commerce platform but failed to take action to remove such listings.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the WTO’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright

Pursuant to the Copyright Act 2021 of Singapore, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. Generally, an author will automatically enjoy copyright protection as soon as he creates and expresses an original work in a tangible form. Authors and performers also have a distinct right to be identified whenever their works or performances are used in public unless exceptions apply. For commissioned works, the copyright will be owned by the author by default, unless otherwise agreed by contract. On the other hand, employers by default own the copyright in all content created by their employees in the course of the employees’ employment, unless otherwise agreed by contract.

There is no need to file for registration to obtain copyright protection. Copyright works sent over the internet or stored on web servers are treated in the same manner as copyright material in other media. Online games and computer programs would qualify for such copyright protection, for example, as literary works, artistic works and/or cinematograph films.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1988 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

Patents

The Patents Act 1994 of Singapore confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. Patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore, or TSOFA, is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA also requires suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office and the TSOFA requires information about any property belonging to any terrorist or terrorist entity to be reported to the Commissioner of Police. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Competition Laws

The Competition Act 2004 (the “Competition Act”) prohibits anti-competitive practices. Specific prohibited activities include agreements that prevent, restrict or distort competition, abuse of dominance and mergers that substantially lessen competition, whether these take place within or outside of Singapore, so long as they have an impact on a market in Singapore. The Competition and Consumer Commission of Singapore (the “CCCS”) is responsible for administering and enforcing the Competition Act, which covers all industries and sectors unless specifically exempted or excluded. Infringements of the Competition Act can result in financial penalties of up to 10 per cent. of the turnover of the business in Singapore for each year of infringement, up to a maximum of three years. The CCCS also has powers to impose directions requiring infringing undertakings to stop or modify the activity or conduct, or in the case of anti-competitive mergers, to remedy, mitigate or eliminate the adverse effects arising from the merger. For mergers, the CCCS may also consider interim measures to prevent merger parties from taking any action that might prejudice the CCCS’s ability to consider the merger situation further and/or to impose appropriate remedies. Such interim measures may include directions that stop the implementation of the merger, or where the merger has already been implemented, require a merger to be dissolved or modified.

Regulations on Safety and Health of Our Employees and Contractors

The Workplace Safety and Health Act 2006 (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance  with the WSHA include the imposition of fines of up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offenses or specific offenses under the WSHA or its subsidiary legislation.

4.C. Organizational structure

Below is our corporate structure chart as of the date of this annual report.

4.D. Property, Plants and Equipment

Our U.S. executive offices are located at 7 World Trade Center, Suite 4621, New York NY 10022, where we lease premises of a share office, with a lease term of one year from July 1, 2022 to June 30, 2023. We leased offices in Shenzhen, China, in August 2020, with an aggregate of approximately 2,153 square feet, to support our daily operations, with a lease term of two years until August 2022. The Company cancelled the lease in November 2020. We lease all of our offices from independent third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts in included in the fiscal years ended June 30, 2022, 2021 and 2020 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

Summary of Business

We are an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence in the entertainment industry, and primarily provide services via our wholly-owned subsidiaries, Color Metaverse and CACM Group NY, Inc. We strive to deliver world-class entertainment experiences and promoting entertainment exchange with our strong resources and deep connections in the industry.

We launched our online cultural entertainment platform, Color World, globally on September 10, 2020. We used to operate Color World by Color Sky Entertainment Limited, our subsidiary in Hong Kong, which was formerly known as Color China Entertainment Limited. After our internal reallocation of resources, since September 2022, we have operated Color World through Color Metaverse, our Singapore subsidiary. It used to be a platform primarily providing celebrity-led education services. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, we have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features. Since transforming into a metaverse platform, Color World has been inviting many global superstar celebrities to join the platform to expand on the celebrity content by creating more celebrity masterclasses, online virtual performances, celebrity merchandise, games and so on. We are keep adding new modules to Color World to enrich the metaverse community. In the future, we plan to add more virtual locations as well as digital products.

We are committed to the development of entertainment technology and artificial intelligent technology. We strive to create a parallel world of entertainment, allowing more people to realize their dreams in the virtual entertainment world.

The management believes that we, along with our alliance, have strong industry resources and influence to become a comprehensive online academy for global “future stars.”

Management’s Plan for the Business

We believe that the online entertainment and education platform built by Color Metaverse will bring innovative changes to the current state of education and entertainment industry, with the goal to eliminate the boundaries of nationality, region, and cultural differences in the entertainment area. Through the Internet, Color Metaverse can provide professional entertainment and music education globally. We aim to recruit an All-Star Crew to be coaches on the Color Star program, including top-notch professional vocalists, producers, musicians and more.

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and education are experiencing enormous growth which we believe will last long after the pandemic. We believe that these market conditions have created tremendous opportunities for our business plans, and therefore we expect to focus on the expansion of Color Metaverse’s business in light of their great potential for revenue generation and profitability.

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

Key Components of Results of Operations

Revenues

We generated revenues from the following services:

Online education academy. We earn revenues from our customers for subscription fees for services to be delivered over a period of time, the receipt is initially recorded as “deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered, usually one year. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content.

Online concert. We hold online concerts with our star partners. Sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. Online concert subscription fees are recognized net of App payment collections agent service fee. All ticket sales are final upon payment.

Research and development

Our expenses include website or app development expenditure costs, salaries and other compensation-related expenses to our research and product development personnel and related expenses for our research and product development team. We expense all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing website or app for internal use.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended
	2022	2021	2020
Revenue	$(16,519,081)	$(6,783,957)	$-
Cost of Revenue	8,546,840	4,139,251	-
Gross Profit	7,972,241	2,644,706	-
Selling, general and administrative expenses	(13,861,742)	(5,664,675)	(1,598,984)
Research and development expenses	(68,275,869)	(817,794)	(120,000
Stock compensation expense	(4,732,700)	(5,717,900)	(3,444,617)
Impairment loss of long-lived assets	-	(99,943)	-
Loss from operations	(78,898,070)	(9,655,606)	(5,163,601)
Other income (expense), net	1,689,952	16,993	(5,041)
Loss before provision for income taxes	(77,208,118)	(9,638,613)	(5,168,642)
Provision for income taxes	-	-	-
Loss from continuing operations	(77,208,118)	(9,638,613)	(5,168,642)
Income (loss) from discontinued operations	-	1,400,100	(6,457,955)
Net loss	$(77,208,118)	$(8,238,513)	$(11,626,597)

Fiscal Year Ended June 30, 2022 Compared to Fiscal Year Ended June 30, 2021

	For the years ended June 30,
				Percentage
	2022	2021	Change	Change
Revenue	$16,519,081	$6,783,957	$9,735,124	144%
Cost of revenue	8,546,840	4,139,251	$4,407,589	106%
Gross profit	7,972,241	2,644,706	$5,327,535	201%
Selling, general and administrative expenses	(13,861,742)	(5,664,675)	$8,197,067	145%
Research and development expenses	(68,275,869)	(817,794)	$67,458,075	8,249%
Stock compensation expense	(4,732,700)	(5,717,900)	$(985,200)	(17)%
Impairment loss of long-lived assets	-	(99,943)	$(99,943)	(100)%
Loss from operations	(78,898,070)	(9,655,606)	$69,242,464	717%
Total other income (expense), net	1,689,952	16,993	$1,672,959	9,845%
Loss before provision for income taxes	(77,208,118)	(9,638,613)	$67,569,505	701%
Provision for income taxes	-	-	$-	-%
Net loss from continuing operations	(77,208,118)	(9,638,613)	$67,569,505	701%
Income from discontinued operations	-	1,400,100	$(1,400,100)	(100)%
Net loss	$(77,208,118)	$(8,238,513)	$68,969,605	837%

Revenue. We generated approximately $16.5 million online music education academy subscription revenue from our Color World App (the “App”) during the year ended June 30, 2022 as compared to approximately $4.5 million during the year ended June 30, 2021. Our Color World App officially went live in January 2021 and over 300,000 paid subscribers joined our App from January to June 2021. Our App membership subscription fees will provide our members unlimited access for one year to our App except for on-demand contents with additional charge during the period from January 1 to June 30, 2021. In July 2021, we no longer required our subscribers to pay for the annual subscription fee. We had three on-demand contents going live in during the year ended June 30, 2022, with over 1.3 million subscribers paid for these three on-demand contents as compared to two on-demand contents going live in during the year ended June 30, 2021 with over 1.5 million subscribers who also paid for these two on-demand contents. In addition, during the year ended December 31, 2020, we generated approximately $2.3 million subscription revenue from the online concert we held on September 10, 2020. Our sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. The online concert subscription revenue we recognized is net of App payment collections agent service fee.

	For the years ended June 30,
				Percentage
Revenue	2022	2021	Change	Change
Online music education academy subscription	$16,519,081	$4,453,957	$12,065,124	271%
Online concert subscription	-	2,330,000	$(2,330,000)	(100)%
Total Revenue	$16,519,081	$6,783,957	$9,735,124	144%

Cost of Revenue. Our online music education academy cost of revenue of approximately $8.5 million for the year ended June 30, 2022 was mainly attributable to the royalty fee that we incurred for the certain contents of the on-demand program and the amortization of copyrights of the total payments we made to purchase the online courses that were produced by our paid artists as compared to approximately $2.2 million for the year ended June 30, 2021. We amortize the copyrights with limited useful life over their estimated expected useful life using the straight-line method and amortize the copyrights with unlimited useful life over 5 years, which is the estimated useful life that we expect will contribute to our App before we are required to renew the contents of such copyrights. The increase of approximately $6.4 million is mainly attribute to the royalty fee that we incurred and the increased of copyrights contents that that we purchased during the year ended June 30, 2022 for amortization. Our online concert cost of revenue of approximately $1.9 million for the year ended June 30, 2021 was the total payments we made to our partners of the online concert we held on September 10, 2020. The partners include artists, artist agents and online concert producers.

	For the Years ended June 30,
				Percentage
Cost of Revenue	2022	2021	Change	Change
Online music education academy subscription	$8,546,840	$2,202,731	$6,344,109	288%
Online concert subscription	-	1,936,520	$(1,936,520)	(100)%
Total Cost of Revenue	$8,546,840	$4,139,251	$4,407,589	106%

Gross Profit. We had a gross profit of approximately $8.0 million for the online education academy App during the year ended June 30, 2022 as compared to approximately $2.3 million during the year ended June 30, 2021. Gross profit percentage was 48.3% and 50.5% for the years ended June 30, 2022 and 2021, respectively, for the online education academy App. The decrease of 2.2% gross profit percentage mainly attributable to the royalty fee that we incurred for the certain contents of the on-demand programs during the year ended June 30, 2022 where we did not incur such fee during the same period in 2021. We had a gross profit of approximately $0.4 million for the online concert business during the year ended June 30, 2021 with gross profit percentage of 39.0%.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $13.9 million for the year ended June 30, 2022 as compared to approximately $5.7 million for the year ended June 30, 2021, an increase of approximately $8.2 million.

The increase was primarily due to approximately $0.6 million increase in salary expenses as we hired more employees for our online education academy business, approximately $0.2 million increase in service charges fee by our App payment collections agent, approximately $6.4 million increase of advertising expenses on our events and to promote our Color World App, approximately $0.7 million increase in professional fees, which include legal, accounting, and audit fees in connection with our financing in September 2021, January 2022 and February 2022 and approximately $0.3 million increase in office expenses and other miscellaneous selling, general and administrative expenses.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. During the year ended June 30, 2022, we spent approximately $68.3 million on the development of augmented reality functions in our Color World App and maintaining our online education academy App, Color World internally. During the year ended June 30, 2021, we incurred approximately $0.8 million of research and development expenses, which consists of approximately $0.5 million on developing our online education academy APP, Color World internally and approximately $0.3 million amortization expense of the online courses patent prior to our Color World App going live in January 2021, and spent $48,000 on developing the online after-school tutoring program of Baytao. We discontinued the online after-school tutoring program as we shifted our focus to our online education academy business and sold our 80% equity interest of Baytao in June 2021.

Stock Compensation Expenses. Stock compensation expenses were approximately $4.7 million for the year ended June 30, 2022 as compared to approximately $5.7 million for the year ended June 30, 2021. The decrease was mainly due to the drop of our stock price which a lower fair value of stock issued as compensation during the year ended June 30, 2022 as compare to the same period in 2021. For the years ended June 30, 2022 and 2021, we recognized approximately $0.6 million and $1.1 million, respectively, compensation expense related to vested restrict shares granted to our officers. For the years ended June 30, 2022 and 2021, we recorded approximately $4.2 million and $4.1 million, respectively, stock compensation expense related to vested ordinary shares granted to our employees. For the year ended June 30, 2021, we also recognized approximately $0.5 million stock compensation expense related to vested ordinary shares granted to our service providers.

Loss from Operations. We incurred losses from operations of approximately $77.2 million and approximately $9.7 million for the years ended June 30, 2022 and 2021, respectively. The increase of approximately $67.6 million in losses was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had a total other income, net, of approximately $1.7 million and $17,000 during the years ended June 30, 2022 and 2021, respectively. The change was mainly due to two of our vendors are no longer able to execute the pre-arranged artist performance contract and paid us a total settlement fee of approximately $1.7 million during the year ended June 30, 2022. During the years ended June 30, 2021, we had a debt settled with a vendor resulted in a gain of approximately $25,000 and governmental subsidy of approximately $7,200 offset by bank service charges of approximately $14,000.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2022 and 2021 as we had operating losses.

Loss from Discontinued Operations. Our income from discontinued operations was approximately $1.4 million for the year ended June 30, 2021, which mainly generated from the proceeds of the sale on Sunway Kids.

Net Loss. We incurred a net loss of approximately $77.2 million for the year ended June 30, 2022, as compared to a net loss of approximately $8.3 million for the year ended June 30, 2021. This change was the result of the combination of the changes as discussed above.

Fiscal Year Ended June 30, 2021 Compared to Fiscal Year Ended June 30, 2020

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

Stock Compensation Expenses. Stock compensation expenses were approximately $5.7 million for the year ended June 30, 2021 as compared to approximately $3.4 million for the year ended June 30, 2020. The increase was mainly due to approximately $1.1 million expenses on the 1,590,000 ordinary shares issued to thirteen employees under the 2019 Employee Incentive Plan, approximately $1.8 million expenses on the 2,160,000 ordinary shares issued to thirteen employees under the 2019 Employee Incentive Plan, approximately $1.1 million expenses on the 1,380,000 ordinary shares issued to nine employees under the 2019 Employee Incentive Plan, and approximately $0.5 million expenses higher of our stock based compensation expenses on vested service from our CEO, CFO and CAO (former CEO) offset by $2.3 million lower amortization expenses of other consulting services during the six months ended December 31, 2020.

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

5.B. Liquidity and Capital Resources

As of June 30, 2022, we had cash and cash equivalents of approximately $0.9 million, which was held by our consolidated entities in the U.S. and Hong Kong.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in online entertainment performance and online music education services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $22.8 million as of June 30, 2022 as compared to approximately $3.5 million as of June 30, 2021.

In addition, due to the nature of online entertainment performance and online education industries, we collect payments in advance so we should have minimal liquidity risk. We also completed a few rounds of equity financing, and received net proceeds of approximately $43.9 million from sales of our ordinary shares during the year ended June 30, 2022. Subsequent to June 30, 2022, we completed a round of equity financing, and received gross proceeds of $5.6 million from sales of our ordinary shares and warrants to purchase ordinary share.

However, we had an accumulated deficit of approximately $147.4 million as June 30, 2022 and had a net loss of approximately $77.2 million for the year ended June 30, 2022. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we have incurred recurring operating losses and negative cash flows from operating activities and have an accumulated deficit, management has determined that these conditions raise substantial doubt about our ability to continue as a going concern.

In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as our core features but we are currently suspending such revenue stream. We are expected to resume generating revenue again in January 2023 because we are planning to transform our Color World App into a paid subscripted fee version for our users. If we are unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support its working capital, including our recently completed equity financing transaction of approximately $5.6 million on September 14, 2022. However, there is no assurance that management will be successful in their plans. Our consolidated financial statements does not include any adjustments that might result from the outcome of this uncertainty.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended June 30,
	2022	2021	2020

Net cash used in operating activities from continuing operations	$(29,403,078)	$(2,803,980)	$(2,738,989)
Net cash provided by operating activities from discontinued operations	-	-	203,854
Net cash used in investing activities from continuing operations	(14,219,652)	(66,923,243)	(1,394,728)
Net cash provided by investing activities from discontinued operations	-	1,400,100	-
Net cash provided by financing activities from continuing operations	44,320,854	67,512,616	4,802,901
Net cash used in financing activities from discontinued operations	-	-	(7,294)
Effect of exchange rate change in cash, cash equivalents and restricted cash	-	-	(1,943)
Net change in cash and cash equivalents	$698,124	$(814,507)	$863,801

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $77.2 million for the year ended June 30, 2022, which was mainly due to a net loss of approximately $9.2 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $4.7 million of stock compensation expense, approximately $1.4 million of depreciation expense, and approximately $4.5 million of amortization expense. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of prepayment of approximately $16.0 million as we prepaid service fees for both online and live concert productions and the prepayment of advisement fees, and the decrease of deferred revenues of approximately $3.6 million. The net cash outflow was offset by the research and development expense of $52.0 million prepaid in prior period, the decrease of accounts receivable of approximately $0.7 million for the Color World App subscription fees due from App payment collections agent, the increase of accounts payable of approximately $3.8 million as we incurred royalty fee to be paid to our on-demand content vendor and the increase of other payables and accrued liabilities of approximately $0.4 million.

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

Investing Activities

Net cash used in investing activities was approximately $14.2 million for year ended June 30, 2022, which was primarily attributable to the purchase of equipment of approximately $40,000 and purchase of intangible assets of approximately $15.2 million.  Net cash used in investing activities was offset by proceeds from sales of our concert equipment of approximately $1.0 million.

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

Financing Activities

Net cash provided by financing activities totaled approximately $44.3 million for the year ended June 30, 2022, which was due to the sale of ordinary shares of approximately $43.9 million and the borrowings from shareholders of $0.3 million to pay for certain operating expenses.

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

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Inflation

Inflation in the U.S., Hong Kong and Singapore have not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we may be affected if U.S., Hong Kong and Singapore experience higher rates of inflation in the future.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

5.C. Research and Development, Patents and Licenses, etc.

Research and Development

During the year ended June 30, 2022, we spent approximately $68.3 million on developing augmented reality functions in our Color World App and maintaining our online education academy App, Color World internally. During the year ended June 30, 2021, we spent approximately $0.8 million, among which, approximately $0.5 million on developing and maintaining our online education academy App – Color World internally and approximately $0.3 million amortization expense of the online courses patent prior to our Color World App go live in January 2021.

Patents and Licenses, etc.

As of June 30, 2022 and 2021, we held approximately $25.6 million and $12.8 million of copyrights, net of accumulated amortization, respectively. As of June 30, 2022 and 2021, we prepaid $0 and $2,615,527, respectively, for program license fees.

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

5.E. Critical Accounting Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of financial statements. These accounting policies are important for an understanding of their financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. Our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this annual report, but we believe that the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements.

Accounting for long-lived assets

We classify our long-lived assets into: (i) performance equipment, (ii) office equipment and (iii) intangible assets.

Long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compares undiscounted cash flows expected to be generated by that asset or asset group to our carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds our fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

Competitive pricing pressures and changes in interest rates could materially and adversely affect our estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Stock-based compensation

We records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. Our expected volatility assumption is based on the historical volatility of our stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on our current and expected dividend policy.

We record stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

We account for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires us to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wei Zhang	40	Chairman of the Board and Director
Farhan Qadir	40	Director and Chief Executive Officer
Lili Jiang	31	Chief Financial Officer
Ahmad Khalfan Ahmad Saeed Almansoori	56	Independent Director
Hung-Jen Kuo	49	Independent Director
Long Yi	45	Independent Director

Biography

Wei Zhang

Ms. Zhang has been serving as our Chairman since August 9, 2022. Ms. Zhang has substantial experience with management and corporate governance. She has assisted and counselled many US listed Chinese companies in various industries and fields for business operations and compliance issues. She graduated from Harbin Institute of Technology with a bachelor’s degree in international economics and Trade in the year of 2007.

Farhan Qadir

Mr. Qadir has been serving as our director and Chief Executive Officer since August 9, 2022. Mr. Farhan Qadir established and currently owns several fashion and entertainment companies in Dubai. He also serves as the managers of a trading company and a fashion design company.

Lili Jiang

Ms. Jiang has been serving as our Chief Financial Officer since March 28, 2019. She previously served as the Manager of the Overseas Medical Business Department of Aolan Health Management Co., Ltd (“Aolan”) from May 2016 to March 28, 2019. Prior to joining Aolan, Ms. Jiang was the Business Executive Assistant at the Australian Embassy in China from July 2011 to April 2016. She is a Certified Public Accountant in Australia. Ms. Jiang has a bachelor’s degree in Accounting and Finance from Sydney Technical University in Australia, and a Master’s degree in Economics in Finance from University of New South Wales in Sydney, Australia.

Ahmad Khalfan Ahmad Saeed Almansoori

Mr. Almansoori has been serving as our independent director since December 27, 2021. Mr. Almansoori received the Mohammed bin Rashid Al Maktoum Award for Tolerance and the Mohammed bin Rashid Al Maktoum Award for World Peace between 2015 to 2016. He also won the “creative government employee” in Dubai government excellence program in 2009. Mr. Almansoori holds a bachelor’s degree in law and economics.

Hung-Jen Kuo

Mr. Kuo has been serving as our independent director since August 12, 2020. He has nearly more than 25 years of experience in the global securities fund investment & business management industry. He is currently the Executive President CEO of Fosun Capital. Before joining Fosun Group, he was the head general manager and director of the China Securities Services Division of Deutsche Bank, China. Mr. Kuo previously served as the chief investment expert of Noah Group, the managing director of Gopher Assets Management. and the general manager of Gopher Public Fund. At the end of 2010, Mr. Kuo represented American Russell Investments and to participate in establishing Ping An Russell (Shanghai) Investment Management Company, one of the first private equity fund management companies in China. Mr. Kuo successfully introduced Russell’s investment MOM model to China, led investment research team building and business development, and issued China’s first MOM product. Mr. Kuo joined Russell Investment’s global Seattle headquarters in 2001, holding important various positions covering on in core departments such as investment management, research, and operations. In 1996, Mr. Kuo joined Aurora Group in Taipei as the assistant to CEO covering on business strategies and IPO project and jointly managing Russell’s investment global assets. Mr. Kuo holds a master’s degree in finance from the University of Colorado and a bachelor’s degree in business administration from Sun Yat-sen University in Taiwan.

Long Yi

Mr. Yi has been serving as our independent director since March 31, 2021. He has served as Chief Executive Officer and Chairman of the board of directors of Urban Tea, Inc. (Nasdaq: MYT) since January 26, 2018. Mr. Yi served as Chief Financial Officer and a board member of Bat Group, Inc. (Nasdaq: GLG) from January 2013 and June 2015, respectively, to June 2019. Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) from 2008 to 2012. Mr. Yi is a Certified Public Accountant in the State of Illinois. Mr. Yi received his Bachelor’s degree in Accounting from Northeastern University in September 1998 and a Master’s degree in Accounting and Finance from University of Rotterdam in June 2004. Mr. Yi also obtained a graduate diploma in accounting from McGill University in August 2006.

Employment Agreements

We have entered into employment agreements with each of our executive officers, which can be terminated upon both parties’ agreement or by law. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and within one year after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers.

6.B. Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal years ended June 30, 2022 and 2021.

Name and Principal Position	Year Ended June 30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wei Zhang,	2022	169,591	-	26,700	-	-	-	-	196,291
Chairman of the Board	2021	165,517	-	194,000	-	-	-	-	359,517

Farhan Qadir,	2022	-		-	-	-	-	-	-
Director and Chief Executive Officer	2021	-		-	-	-	-	-	-

Lili Jiang,	2022	180,000		238,140	-	-	-	-	418,140
Chief Financial Officer	2021	180,000		308,400	-	-	-	-	488,400

Lucas Capetian	2022	61,905		45,900	-	-	-	-	107,805
Former CEO	2021	-	-	-	-	-	-	-	-

Basil Wilson	2022	85,000		154,000	-	-	-	-	239,000
Former Chairman and CEO	2021	15,000		14,000	-	-	-	-	29,000

Biao Lu	2022	120,000		209,183	-	-	-	-	329,183
Chief Artistic Officer	2021	198,000		509,917	-	-	-	-	707,917

The executive directors did not to receive any compensation for serving on the Board.  The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2022.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Ahmad Khalfan Ahmad Saeed Almansoori	18,000	-	-	-	-	-	18,000

Hung-Jen Kuo	36,000	13,350	-	-	-	-	49,350

Long Yi	36,000	37,560	-	-	-	-	112,680

Yingxian Xiang	18,000	-	-	-	-	-	18,000

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Committees of the Board of Directors

We have established three fully independent committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo and Long Yi are members of our Audit Committee, and Long Yi serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

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

Compensation Committee

Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo and Long Yi are members of our Compensation Committee, and Ahmad Khalfan Ahmad Saeed Almansoori serves as the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. The Compensation Committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our senior executives; and

●	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo and Long Yi are members of our Nominating and Corporate Governance Committee, and Hung-Jen Kuo is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	identify qualified individuals to become Board members, consistent with criteria approved by the Board, and to recommend that the Board select, the director nominees for the next annual meeting of shareholders;

●	develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and

●	to oversee the evaluation of the Board and management.

6.D. Employees

See the section entitled “Our Labor Force” in Item 4 above.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 11, 2022 for:

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

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Color Star Technology Co., Ltd., 7 World Trade Center, Suite 4621, New York NY 10022.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%(1)
Directors and Executive Officers:
Wei Zhang*	2,500	0.04%
Farhan Qadir	-	-
Lili Jiang	12,000	0.18%
Ahmad Khalfan Ahmad Saeed Almansoori	-	-
Hung-Jen Kuo*	1,250	0.02%
Long Yi*	1,250	0.02%
All directors and officers as a group	17,000	0.26%
Principal Shareholders:
Hou Sing International Business Limited	599,885	9.13%

*	Less than 1%

(1)	Applicable percentage of ownership is based on 6,569,700 ordinary shares outstanding as of November 11, 2022, for each shareholder.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6.E. Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Except as discussed below, since the beginning of fiscal year 2020, there have not been any transactions, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	June 30, 2022	June 30, 2021
Weili He	Former Chief Financial Officer (“CFO”) of the Company who held less than 5% of the Company ordinary shares currently	Salary Payable	$10,711	$10,711
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	350,000	-
Jehan Zeb Khan	Director and Former Co-Acting CEO of the Company	Interest-free loan, due on demand	2,173	-
Total			$362,884	$10,711

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

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

8.B. Significant Changes

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our 2022 Amended and Restated Memorandum and Articles, the Companies Act (As Revised) of the Cayman Islands, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date hereof, the authorized share capital of the Company is US$32,000,000 divided into 800,000,000 ordinary shares of a par value of US$0.04 each. The increase of the authorized share capital was approved by the special resolution of Shareholders passed on November 11, 2022. As of November 11, 2022, 6,569,700 Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

Ordinary Shares

The following are summaries of material provisions of our 2022 Amended and Restated Memorandum and Articles, corporate governance policies and the Companies Act (As Revised) of the Cayman Islands insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company

Under our 2022 Amended and Restated Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital

The holders of our Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of the 2022 Amended and Restated Memorandum and Articles, to vote thereat.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act (As Revised) of the Cayman Islands and to our 2022 Amended and Restated Memorandum and Articles.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded by the chairman or persons holding certain amounts of shares as set forth in the 2022 Amended and Restated Memorandum and Articles. Actions that may be taken at a general meeting also may be taken by a unanimous resolution of the shareholders in writing.

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

A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the 2022 Amended and Restated Memorandum and Articles and reduce the share capital.

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

Inspection of Books and Records

Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Act (As Revised) of the Cayman Islands or authorized by the Directors or by the Company in a general meeting. However, the Directors shall from time to time cause to be prepared and to be laid before the Company in a general meeting, profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Companies Act (As Revised) of the Cayman Islands. (See “Where You Can Find More Information”)

Issuance of Additional Shares

Our 2022 Amended and Restated Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our 2022 Amended and Restated Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the 2022 Amended and Restated Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may, issue preferred shares without action by our shareholders to the extent such preferred shares have already been authorized and created under the Company’s memorandum and articles of association but unissued shares available.

Anti-Takeover Provisions

Some provisions of our 2022 Amended and Restated Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our 2022 Amended and Restated Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our 2022 Amended and Restated Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than one-fourth (twenty-five percent) of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our 2022 Amended and Restated Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our Board of Directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings. The directors may, whenever they think fit, convene an extraordinary general meeting.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our 2022 Amended and Restated Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than one-fourth (twenty-five percent) of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our 2022 Amended and Restated Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Exempted Company

We are an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands. The Companies Act (As Revised) of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside of the Cayman Islands;

●	is exempted from certain requirements of the Companies Act (As Revised) of the Cayman Islands, including the filing an annual return of its shareholders with the Registrar of Companies;

●	does not have to make its register of members open for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value (subject to the provisions of the Companies Act (As Revised) of the Cayman Islands);

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our 2022 Amended and Restated Memorandum and Articles require us to indemnify our officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Material Differences between U.S. Corporate Law and Cayman Islands Corporate Law

The Companies Act (As Revised) of the Cayman Islands is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act (As Revised) of the Cayman Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act (As Revised) of the Cayman Islands.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current 2022 Amended and Restated Memorandum and permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the 2022 Amended and Restated Memorandum and Articles.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current 2022 Amended and Restated Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, 2022 Amended and Restated Memorandum and Articles do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but the 2022 Amended and Restated Memorandum and Articles does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the 2022 Amended and Restated Memorandum and Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act (As Revised) of the Cayman Islands and the 2022 Amended and Restated Memorandum and Articles, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the 2022 Amended and Restated Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current 2022 Amended and Restated Memorandum and Articles may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our 2022 Amended and Restated Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the 2022 Amended and Restated Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

10.E. Taxation

The following summary of the material Cayman Islands, the PRC, Hong Kong and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, and other tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes or stamp duties levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations.

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at http://www.colorstarinternational.com/. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if our revenues do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 26, 2018, we filed a definitive proxy statement to change our place of incorporation from Nevada to the Cayman Islands. The re-domicile involved the Company’s merger with a newly formed subsidiary, as a result of which we became a wholly owned subsidiary of a Cayman Islands holding company (“CADC Cayman”). Each outstanding share of common stock of the Company was converted into the right to receive one ordinary share of CADC Cayman, which was issued by CADC Cayman in connection with the merger pursuant to a registered offering. There were no material modifications to the rights of our shareholders during the year ended June 30, 2022.

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

Based on that evaluation, we concluded that as of June 30, 2022, due to the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements or external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

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

(c)	Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Long Yi, Ahmad Khalfan Ahmad Saeed Almansoori and Hung-Jen Kuo. Our board of directors has determined Long Yi, Ahmad Khalfan Ahmad Saeed Almansoori and Hung-Jen Kuo are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Long Yi meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

The Board has adopted a Code of Conduct and Ethics that applies to the Company’s directors, officers and employees. A copy of this policy is available via our website at www.colorstarinternational.com. Printed copies of our Code of Ethics may be obtained, without charge, by contacting the Corporate Secretary, Color Star Technology Co., Ltd., located at 7 World Trade Center, Suite 4621, New York NY 10022.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended June 30, 2022	Year Ended June 30, 2021

Audit fees(1)	$205,700	155,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	18,760	20,279
Total	$224,460	175,279

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Resignation of Previous Independent Registered Public Accounting Firm

On April 7, 2021, our Audit Committee dismissed Wei, Wei & Co., LLP (“Wei Wei”) as the Company’s independent registered public accounting firm, effective immediately. The audit reports of Wei Wei on the consolidated financial statements of us for each of the fiscal years ended June 30, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended June 30, 2020 and 2019, there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between Wei Wei and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to Wei Wei’s satisfaction, would have caused Wei Wei to make reference to the subject matter of the disagreements in its reports on the our consolidated financial statements for such periods. During the fiscal years ended June 30, 2020 and 2019, except with respect to the material weaknesses described below, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. The following material weaknesses have been identified and included in management’s assessment: (1) the personnel primarily responsible for the preparation of our financial statements do not have requisite levels of knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements, and (2) ineffective supervision of our internal and disclosure controls over financial reporting, which resulted in a number of internal control deficiencies that were identified as being significant.

We furnished a copy of this disclosure to Wei Wei and have requested that Wei Wei furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from Wei Wei, and a copy of their letter is filed with the Securities and Exchange Commission on April 13, 2021 in our Current Report on Form 6-K as Exhibit 16.1.

(b) Engagement of New Independent Registered Public Accounting Firm

On April 7, 2021, our Audit Committee approved the appointment of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm to perform independent audit services for the year ended June 30, 2021.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-34.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1	Fourth Amended and Restated Memorandum and Articles of Association, adopted by special resolution of shareholders dated April 11, 2022 and filed with the Cayman Islands Registrar of Companies on 29 August 2022 (Incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed with the SEC on September 23, 2022)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

4.1	2021 Equity Incentive Plan (Incorporated by reference to APPENDIX A of Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 3, 2021)

4.2	Copyright Purchase Agreement between the Company and Beijing Dongxing Yihe Cultural Media Co., Ltd. dated February 1, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 5, 2021)

4.3	Employment Agreement by and between Lili Jiang and the Company, dated March 28, 2019 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on March 28, 2019)

4.4	Director Agreement by and between Xiaoyuan Zhang and the Company, dated July 19, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 24, 2019)

4.5	Form of Employment Agreement (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

4.6	Form of Director Agreement (Incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

4.7	Director Agreement by and between Yingxian (Elaine) Xiang and the Company, dated September 21, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 25, 2020)

4.8	Amended and Restated Employment Agreement by and between the Company and the Chief Financial Officer, Lili Jiang, dated December 28, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on December 31, 2020)

4.9	Director Agreement by and between the Company and Long Yi, dated March 31, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 1, 2021)

4.10	Employment Agreement between the Company and Jehan Zeb Khan dated May 11, 2021 (Director Agreement by and between the Company and Long Yi, dated March 31, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on May 14, 2021)

4.11	Employment Agreement between the Company and Basil Wilson dated May 27, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on May 28, 2021)

4.12	Amended and Restated Employment Agreement to Basil Wilson dated June 16, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 21, 2021)

4.13	Employment Agreement between the Company and Biao Lu dated June 16, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on June 17, 2021)

4.14	Employment Agreement by and between the Company and Lucas Capetian dated December 13, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on December 15, 2021)

4.15	Employment Agreement between the Company and Ahmad Khalfan Ahmad Saeed Almansoori dated December 27, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on December 29, 2021)

4.16	Employment Agreement between the Company and Farhan Qadir dated August 9, 2022 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on August 9, 2022)

4.17	Director Agreement between the Company and Wei Zhang dated August 9, 2022 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on August 9, 2022)

4.18	Securities Purchase Agreement, dated November 30, 2021 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on December 2, 2021)

4.19	Securities Purchase Agreement, dated January 21, 2022 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on January 21, 2022)

4.20	Form of Securities Purchase Agreement between the Company and the Purchaser dated February 21, 2022 in connection to the February 2022 Offering (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on February 22, 2022)

4.21	Form of Investor Warrant in connection to the February 2022 Offering (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on February 25, 2022)

4.22	Form of Placement Agency Agreement, between the Company and Maxim Group, LLC dated February 21, 2022 in connection to the February 2022 Offering (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on February 25, 2022)

4.23	Form of Securities Purchase Agreement between the Company and the Purchaser dated September 14, 2022 in connection to the September 2022 Offering (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on September 15, 2022)

4.24	Form of Investor Warrant in connection to the September 2022 Offering (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K/A filed with the SEC on September 20, 2022)

4.25	Form of Amendment to Securities Purchase Agreement between the Company and the Purchasers September 18, 2022 in connection to the September 2022 Offering (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K/A filed with the SEC on September 20, 2022)

4.26	Form of Placement Agency Agreement, between the Company and Maxim Group, LLC dated September 14 in connection to the September 2022 Offering (Incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K/A filed with the SEC on September 20, 2022)

4.27	Form of Amendment to Placement Agency Agreement, between Color Star Technology Co., Ltd. and Maxim Group, LLC dated September 18, 2022 in connection to the September 2022 Offering (Incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K filed with the SEC on September 20, 2022)

4.28	Share Purchase Agreement, dated June 29, 2021 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on July 2, 2021)

4.29	Form of Securities Purchase Agreement between the Company and the Purchaser dated September 24, 2021 in connection to the September 2021 Offering (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on September 24, 2021)

4.30	Form of Investor Warrant in connection to the September 2021 Offering (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on September 24, 2021)

4.31	Form of Placement Agent Warrant in connection to the September 2021 Offering (Incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K/A filed with the SEC on September 28, 2021)

4.32	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and FT Global Capital, Inc. in connection to the September 2021 Offering (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K/A filed with the SEC on September 28, 2021)

4.33	Securities Purchase Agreement by and between the Company and Zubair Ahsan, dated March 27, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 29, 2021)

4.34	Securities Purchase Agreement by and between the Company and Ullah Sabar, dated March 27, 2021 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on March 29, 2021)

4.35	Securities Purchase Agreement by and between the Company and Li Yan, dated March 27, 2021 (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on March 29, 2021)

4.36	Securities Purchase Agreement by and between the Company and Ahmed Muhammad Abrar, dated March 27, 2021 (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on March 29, 2021)

4.37	Form of Securities Purchase Agreement between the Company and Wang MinYe dated March 25, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 25, 2021)

4.38	Form of Securities Purchase Agreement between the Company and Lin YiHan dated March 25, 2021 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on March 25, 2021)

4.39	Form of Securities Purchase Agreement between the Company and the Purchasers dated February 18, 2021 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 23, 2021), as amended on June 4, 2021 (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on June 21, 2021)

4.40	Form of Warrant in Connection with the Securities Purchase Agreement between the Company and the Purchasers dated February 18, 2021 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on February 23, 2021)

4.41	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.42	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.43	Form of Warrants in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.44	Form of Lock-Up Agreement in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

4.45	Securities Purchase Agreement between the Company and GPL Ventures LLC dated September 4, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 9, 2020)

4.46	Asset Purchase Agreement by and between the Company and Qiaoli Lin dated August 21, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 28, 2020)

4.47	Director Agreement by and between Hung-Jen Kuo and the Company, dated August 12, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 13, 2020)

4.48	Placement Agency Agreement, dated July 20, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.49	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.50	Form of Warrants in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.51	Form of Lock-Up Agreement in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

4.52	Employment Agreement by and between Biao (Luke) Lu and the Company dated July 17, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2020)

4.53	Amendment No. 2 to the Share Exchange Agreement by and among the Company, Yang (Sean) Liu Sunway Kids International Education Group Ltd. and its shareholders dated June 25, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 26, 2020)

4.54	Share Purchase Agreement by and among the Company and Yanliang Han dated June 25, 2020 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on June 26, 2020)

4.55	Placement Agency Agreement, dated May 11, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.56	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.57	Form of Warrants in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.58	Form of Lock-Up Agreement in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

4.59	Share Exchange Agreement by and among the Company, Yang (Sean) Liu, Color China Entertainment Limited and its shareholders, dated May 7, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 11, 2020)

4.60	Share Purchase Agreement by and among Xianfu Han and Weili He, Xin Ao Construction Materials, Inc. and Huitao Technology Co., Ltd., dated March 31, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 8, 2020)

4.61	Placement Agency Agreement, dated March 31, 2020, between Huitao Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.62	Form of Securities Purchase Agreement, dated March 31, 2020, between the Company and the Purchasers in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.63	Form of Warrants in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.64	Form of Lock-Up Agreement in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

4.65	Joint Venture Agreement by and between CACM Group NY, Inc. and Baydolphin, Inc. (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 16, 2020)

4.66	Share Exchange Agreement by and among Huitao Technology Co., Ltd., Yang (Sean) Liu, Sunway Kids International Education Group Ltd. and its shareholders (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 3, 2020)

4.67	Amendment No. 1 to the Share Exchange Agreement by and among Huitao Technology Co., Ltd., Yang (Sean) Liu, Sunway Kids International Education Group Ltd. and its shareholders (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 14, 2020)

4.68	Securities Purchase Agreement by and between Huitao Technology Co., Ltd. and Hou Sing International Business Limited (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 23, 2020)

4.69	Silver Suites Agreement, dated June 16, 2021, by and between Silver Suites 7 WTC LLC and Color Star Technology Co., Ltd (Incorporated by reference to Exhibit 4.55 of the Company’s Report on Form 20-F filed with the SEC on November 1, 2021)

4.70*	Phone Purchase Agreement dated September 3, 2022

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Wei, Wei & Co., LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COLOR STAR TECHNOLOGY CO., LTD.

/s/ Farhan Qadir
	Name:	Farhan Qadir
	Title:	Chief Executive Officer

Date: November 14, 2022

COLOR STAR TECHNOLOGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2022

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Color Star Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Color Star Technology Co., Ltd. and subsidiaries (the Company) as of June 30, 2022 and 2021, and the related statements of operations and shareholders' equity, and cash flows for the years ended June 30, 2022 and 2021. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of June 30, 2022 and 2021, and the results of its operations and cash flows for the years ended June 30, 2022 and 2021, in conformity with U.S. generally accepted accounting principles.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Going concern evaluation

Description of the Matter

As reflected in the Company’s consolidated financial statements, the Company has a history of operating losses and negative operating cash flows as of June 30, 2022 and the revenue have declined significantly since February 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management has sold fixed assets, and plans to transform to Metaverse related business while maintaining its original business. However, there is no assurance that the measures can be achieved as planned.

This significant unusual situation is a critical audit matter as it relates to a material disclosure of going concern and involved complex estimation by management and auditor subjective.

The procedures we performed to address this critical audit matter, among others, included:

●	Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

●	Assessing the management’s plans and forecast, and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists;

●	Reviewing the relevant disclosures to the consolidated financial statements.

Impairment assessment on intangible assets

Description of the Matter

As reflected in the Company’s consolidated financial statements, at June 30, 2022, the Company’s intangible assets was $25 million. As disclosed in Note 2 to the consolidated financial statements, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable.

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

The procedures we performed to address this critical audit matter, among others, included:

●	Testing the effectiveness of controls relating to management’s impairment tests, including controls over the determination of the fair value of long-lived assets;

●	We assess the historical accuracy of management’s estimate by comparing past projections to actual performance.

/s/ Audit Alliance LLP

Singapore,

November 14, 2022

We have served as the Company’s auditor since 2021

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

/s/ Wei, Wei & Co. LLP

Flushing, New York
November 13, 2020

We have served as the Company’s auditor since 2018. In 2021, we became the predecessor auditor.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2022	2021

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$872,313	$174,189
Accounts receivable	2,507,981	3,191,711
Other receivables	6,819,050	8,900
Prepayments	17,666,664	4,267,827
Total current assets	27,866,008	7,642,627

NON-CURRENT ASSETS
Prepayments	-	52,000,000
Property, plant and equipment, net	30,228	9,160,214
Intangible assets, net	25,566,958	12,272,326
Total non-current assets	25,597,186	73,432,540

Total assets	$53,463,194	$81,075,167

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,770,945	$-
Other payables and accrued liabilities	885,601	517,134
Other payables - related parties	362,884	10,711
Deferred revenue	-	3,596,821
Total current liabilities	5,019,430	4,124,666

Total liabilities	5,019,430	4,124,666

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.04 par value, 800,000,000 shares authorized, 4,819,700 and 2,758,920 shares issued and outstanding as of June 30, 2022 and 2021, respectively*	192,788	110,357
Additional paid-in-capital	195,654,317	147,684,772
Deferred stock compensation	(32,978)	(682,383)
Deficit	(147,370,363)	(70,162,245)
Total shareholders’ equity	48,443,764	76,950,501

Total liabilities and shareholders’ equity	$53,463,194	$81,075,167

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
	2022	2021	2020

REVENUE	$16,519,081	$6,783,957	$-

COST OF REVENUE	8,546,840	4,139,251	-

GROSS PROFIT	7,972,241	2,644,706	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(13,861,742)	(5,664,675)	(1,598,984)
RESEARCH AND DEVELOPMENT EXPENSES	(68,275,869)	(817,794)	(120,000)
STOCK COMPENSATION EXPENSE	(4,732,700)	(5,717,900)	(3,444,617)
IMPAIRMENT LOSS OF LONG-LIVED ASSETS	-	(99,943)	-

LOSS FROM OPERATIONS	(78,898,070)	(9,655,606)	(5,163,601)

OTHER INCOME (EXPENSE), NET
Other income, net	1,696,984	31,083	-
Interest income	1	136	-
Finance expense	(7,033)	(14,226)	(5,041)
TOTAL OTHER INCOME (EXPENSE), NET	1,689,952	16,993	(5,041)

LOSS BEFORE PROVISION FOR INCOME TAXES	(77,208,118)	(9,638,613)	(5,168,642)

PROVISION FOR INCOME TAXES	-	-	-

LOSS FROM CONTINUING OPERATIONS	(77,208,118)	(9,638,613)	(5,168,642)

DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of applicable income taxes	-	-	(12,245,168)
Net gain on sale of discontinued operations, net of applicable income taxes	-	1,400,100	5,787,213
GAIN/(LOSS) FROM DISCONTINUED OPERATIONS	-	1,400,100	(6,457,955)

NET LOSS	$(77,208,118)	$(8,238,513)	$(11,626,597)

LOSS PER ORDINARY SHARE
Weighted average number of shares*
Basic and diluted	3,880,561	1,702,387	291,001

Loss per share - basic and diluted*
Continuing operations	$(19.90)	$(5.66)	$(17.76)
Discontinued operations	$-	$0.82	$(22.19)
Total	$(19.90)	$(4.84)	$(39.95)

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares*		Additional	Deferred			Accumulated other
	Number	Par	paid-in	share		Statutory	comprehensive
	of shares	amount	capital	compensation	Deficit	reserves	income	Total
BALANCE, June 30, 2019	179,366	$7,175	$54,237,082	$(3,161,200)	$(64,031,446)	$6,248,092	$7,221,095	$520,798

Sale of ordinary shares	183,182	7,327	4,495,574	-	-	-	-	4,502,901
Ordinary shares issued for services	10,000	400	34,600	(35,000)	-	-	-	-
Ordinary shares issued for debt conversion	91,985	3,679	5,626,570	-	-	-	-	5,630,249
Ordinary shares issued for acquisition of subsidiary	49,732	1,989	1,887,810	-	-	-	-	1,889,799
Ordinary shares issued for acquisition of equipment	115,834	4,634	1,958,973	-	-	-	-	1,963,607
Unvested restricted ordinary shares issued to officers	10,500	420	84,180	(84,600)	-	-	-	-
Stock compensation expense	-	-	-	3,444,617	-	-	-	3,444,617
Net loss	-	-	-	-	(11,626,597)	-	-	(11,626,597)
Foreign currency translation gain	-	-	-	-	-	-	265,124	265,124
Deconsolidation of discontinued operations	-	-	-	-	13,734,311	(6,248,092)	(7,486,219)	-
BALANCE, June 30, 2020	640,599	25,624	69,689,789	(1,201,183)	(61,923,732)	-	-	6,590,498

Sale of ordinary shares	1,431,260	57,250	62,283,775	-	-	-	-	62,341,025
Ordinary shares issued for exercise of warrants	341,432	13,657	5,157,934	-	-	-	-	5,171,591
Ordinary shares issued for acquisition of equipment	151,508	6,061	3,811,939	-	-	-	-	3,818,000
Ordinary shares issued for acquisition of intangible assets	45,371	1,815	1,548,185	-	-	-	-	1,550,000
Ordinary shares issued for services	17,500	700	440,300	-	-	-	-	441,000
Ordinary shares issued for compensation	128,250	5,130	4,091,370	-	-	-	-	4,096,500
Unvested restricted ordinary shares issued to officer	3,000	120	969,880	(970,000)	-	-	-	-
Forfeiture of unvested restricted ordinary shares			(308,400)	308,400	-	-	-	-
Stock compensation expense	-	-	-	1,180,400	-	-	-	1,180,400
Net loss	-	-	-	-	(8,238,513)	-	-	(8,238,513)
BALANCE, June 30, 2021	2,758,920	110,357	147,684,772	(682,383)	(70,162,245)	-	-	76,950,501
Sale of ordinary shares	1,815,624	72,625	43,864,577	-	-	-	-	43,937,202
Ordinary shares issued for compensation	215,625	8,625	4,242,670	(86,260)				4,165,035
Ordinary shares issued for exercise of warrants	3,775	151	31,328	-	-	-	-	31,479
Forfeiture of unvested restricted ordinary shares	-	-	(168,000)	168,000	-	-	-	-
Stock compensation expense	-	-	-	567,665	-	-	-	567,665
Net loss	-	-	-	-	(77,208,118)	-	-	(77,208,118)
Additional ordinary shares of round up adjustment due to retroactive effect of the 40-for-1 reverse share	25,756	1,030	(1,030)	-	-	-	-	-
BALANCE, June 30, 2022	4,819,700	$192,788	$195,654,317	$(32,978)	$(147,370,363)	$-	$-	$48,443,764

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(77,208,118)	$(8,238,513)	$(11,626,597)
Net income (loss) from discontinued operations	-	1,400,100	(6,457,955)
Net loss from continuing operations	(77,208,118)	(9,638,613)	(5,168,642)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,445,573	1,536,178	-
Amortization	4,450,895	2,180,917	-
Research and development expenses	52,000,000	-	-
Stock compensation expense	4,732,700	5,717,900	3,444,617
Impairment loss of long-lived assets	-	99,943	-
Gain on disposal of equipment	(94,984)	-	-
Gain on debt settlement	-	(25,092)	-
Changes in operating assets and liabilities
Accounts receivable	683,730	(3,191,711)	-
Other receivables	8,900	(6,600)	-
Prepayments	(15,964,364)	(3,247,827)	(1,145,000)
Prepaid expenses	-	-	130,036
Accounts payable	3,770,945	-	-
Other payables and accrued liabilities	368,466	174,104	-
Other payables - related parties		-	-
Deferred revenue	(3,596,821)	3,596,821	-
Net cash used in operating activities from continuing operations	(29,403,078)	(2,803,980)	(2,738,989)
Net cash provided by (used in) operating activities from discontinued operations		-	203,854
Net cash used in operating activities	(29,403,078)	(2,803,980)	(2,535,135)

CASH FLOWS FROM INVESTING ACTIVITIES:
Prepayments for intangible assets	-	(52,000,000)	-
Purchase of equipment	(39,602)	(2,020,000)	(2,000,000)
Purchase of intangible assets	(15,180,000)	(12,903,243)	-
Cash acquired through acquisition of Color China	-	-	5,272
Proceeds from sales of equipment	999,950	-	-
Proceeds from sales of discontinued operations	-	-	600,000
Net cash provided by investing activities from continuing operations	(14,219,652)	(66,923,243)	(1,394,728)
Net cash provided by (used in) investing activities from discontinued operations	-	1,400,100	-
Net cash used in investing activities	(14,219,652)	(65,523,143)	(1,394,728)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from shareholders	-	-	300,000
Borrowings from related parties	352,173	-	-
Proceeds from sale of ordinary shares, net of offering costs	43,937,202	62,341,025	4,502,901
Proceeds from exercise of warrants	31,479	5,171,591	-
Net cash provided by financing activities from continuing operations	44,320,854	67,512,616	4,802,901
Net cash used in financing activities from discontinued operations	-	-	(7,294)
Net cash provided by financing activities	44,320,854	67,512,616	4,795,607

EFFECTS OF EXCHANGE RATE CHANGE IN CASH AND CASH EQUIVALENTS	-	-	(1,943)

NET CHANGE IN CASH AND CASH EQUIVALENTS	698,124	(814,507)	863,801

CASH AND CASH EQUIVALENTS, beginning of year	174,189	988,696	347,486

CASH AND CASH EQUIVALENTS, end of year	872,313	174,189	1,211,287

LESS: CASH AND CASH EQUIVALENTS DISPOSED THROUGH DISCONTINUED OPERATIONS	-	-	(222,591)

CASH AND CASH EQUIVALENTS, end of year	$872,313	$174,189	$988,696

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Ordinary shares issued to repay other payables - related parties and service providers	$-	$-	$5,630,249
Ordinary shares issued for acquisition of subsidiary	$-	$-	$1,889,799
Ordinary shares issued for acquisition of equipment	$-	$3,818,000	$1,963,607
Ordinary shares issued for acquisition of intangible assets	$-	$1,550,000	$-
Other receivables from disposal of subsidiary	$-	$-	$1,000,000
Transfer of prepayments to intangible assets	$2,565,527	$-	$-
Unpaid receivable from disposal of equipment	$6,819,050	$-	$-

OTHER NON-CASH TRANSACTIONS:
Operating lease right-of-use assets recognized for related operating lease liabilities	$-	$-	$1,375,181
Accounts receivable offset with accounts payable upon execution of debt obligation transfer agreements	$-	$-	$7,029,929
Other receivables offset with payments for equipment purchase	$-	$1,000,000	$-
Prepayment offset with other payables for debt settlement	$-	$150,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Color Star Technology Co., Ltd. (the “Company” or “Color Star”) is an entertainment and education company which provides online entertainment performances and online music education services via its wholly-owned subsidiary, Color China Entertainment Limited (“Color Sky”).

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

On November 22, 2021, Color China changed its name from “Color China Entertainment Limited” to “Color Sky Entertainment Limited.”

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

On June 29, 2021, CACM (the “Seller”) entered into a share purchase agreement (the “Agreement”) with Baydolphin (the “Buyer”). Pursuant to the Agreement, the Seller agreed to sell, and the Buyer agreed to purchase 80% of the outstanding equity interest of Baytao for a consideration of $100. Prior to the sale, Baytao had no operation or asset. Upon completion of the sale, Baytao ceased to be a subsidiary of the Company.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Color Sky

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and online education are experiencing enormous growth which the Company believes will last long after the pandemic. In order to expand the Company’s global reach and to enter into an online business, on May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color Sky, a Hong Kong limited company, and shareholders of Color Sky (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired all of the outstanding issued shares in Color Sky from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color Sky, the Company agreed to issue 115,834ordinary shares of the Company and pay an aggregate of $2,000,000 to the Sellers. On June 3, 2020, the Acquisition was consummated and the Company issued 115,834 ordinary shares of the Company to the Sellers and closed on the same date. Since Color Sky had no business operations other than holding a significant collection of music performance specific equipment, the transaction has been treated as an acquisition of assets, as it did not meet the definition of a business. The Company plans to make Color Sky an emerging online performance and online music education provider with a significant collection of performance specific assets -- leveraging professional experience of the Company’s new Chief Executive Officer (“CEO”) who has established good relationships with major record companies, renowned artists and entertainment agencies around the world. Color Sky is in the process of building an online entertainment and music education platform featuring artists and professional producers as its lead instructors. Color Sky officially launched its online cultural entertainment platform, Color World, globally on September 10, 2020. The Color World platform (or online education academy App) has not only celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication.

Modern Pleasure International Limited

On June 18, 2021, Modern Pleasure International Limited (“Modern Pleasure”), a limited liability company, was incorporated in Hong Kong and is wholly established and owned by the Company. As of the date of this report,, Modern Pleasure has not commenced operations.

Color Metaverse Pte. Ltd.

On February 21, 2022, Color Metaverse Pte.Ltd (“Color Metaverse”), a private company limited by shares, was incorporated in Singapore and is wholly established and owned by the Company. Color Metaverse commenced operations in September 2022.

Color Star Technology Ohio Inc.

On August 11, 2022, Color Star Technology Ohio Inc. (“Color Star Ohio”) was incorporated in the State of Ohio and is 100% owned by the Company. As of the date of this report, Color Star Ohio has not commenced operations.

Note 2 – Summary of significant accounting policies

Going concern uncertainty

The Company had an accumulated deficit of approximately $147.4 million as June 30, 2022 and had a net loss of approximately $77.2 million for the year ended June 30, 2022. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2022, the Company’s Color World platform was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features but it is currently suspending such revenue stream. The Company is expected to resume generating revenue again in January 2023 because the Company is planning to transform its Color World platform into a paid subscripted fee version for our users. If the Company is unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, the Company may be required to curtail or cease its operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support its working capital, including its recently completed equity financing transaction of approximately $5.6 million on September 14, 2022. However, there is no assurance that management will be successful in their plans. The consolidated financial statements does not include any adjustments that might result from the outcome of this uncertainty.

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

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color Sky	Hong Kong	100%
Modern Pleasure	Hong Kong	100%
Color Metaverse	Singapore	100%
Color Star Ohio	Ohio, USA	100%

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for credit losses of accounts receivable, other receivables, prepayments and advances and deferred income taxes, stock-based compensation, and fair value and useful lives of property, plant and equipment and intangibles assets. Actual results could be materially different from those estimates.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) to recognize its revenue for all period presented. The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams to be recognized at a point in time comprise principally of music performance performed or education services provided. The Company’s revenue streams to be recognized over a period of time comprise of its platform subscribed membership fees which is recognized over the subscription period.

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

The Company offered the following services:

(a)	Online education academy

The Company earns revenues from its customers for subscription for services to be delivered over a period of time, the receipt is initially recorded as “deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered, usually one year. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Company is principal in its relationships where its partners, including artist agents, mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Company retains control over its service delivery to its subscribing members. Typically, payments made to its partners, are recorded as cost of revenues and as research and development expenses prior to any revenues being generated in this revenue stream. In July 2021, the Company no longer required its subscribers to pay for the annual subscription fee. Revenues in connection with the on-demand contents are recognized at a point in time when the subscription fee was paid to stream the on-demand contents.

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

Disaggregated information of revenues by services are as follows:

	For the Years Ended June 30,
	2022	2021	2020

Online music education academy subscription	$16,519,081	$4,453,957	$-
Online concert subscription	-	2,330,000	-
Total revenue	$16,519,081	$6,783,957	$-

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

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13 (as amended through March 2020), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 introduced a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables, contract assets and held-to-maturity debt securities, which requires the Company to incorporate considerations of historical information, current information and reasonable and supportable forecasts. ASU 2016-13 also expands disclosure requirements.

The Company adopted the standard on July 1, 2020 using the modified retrospective approach. Adoption of ASU 2016-13 resulted in changes to the Company’s accounting policies for trade and other receivables. Upon adoption of ASU 2016-13 the Company evaluates trade receivables and other receivables on a collective (i.e., pool) basis if they share similar risk characteristics. Based on the results of the Company’s evaluation, the adoption of ASU 2016-13 did not have a material impact on the reserve for credit losses as of July 1, 2020.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable include receivables from Color World platform subscription fees due from App payment collections agent, net of an allowance for credit risk. Accounts receivable are recorded at subscription fees amount received from the Company’s customers and do not bear interest. Allowance for credit losses for accounts receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Other receivables

Other receivables primarily include security deposit and receivables resulted from sale of equipment, net of an allowance for credit losses. Allowance for credit losses for other receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for other receivables by assessing individual other receivables over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Other receivables are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Prepayments, current

Prepayments, current include funds deposited or advanced to outside vendors for future performance obligations, program license fees and service fees. As a standard practice in the music performance industry, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. The Company has legally binding contracts with its vendors, the prepayments will be used to offset performance fees, program license fees, purchase price or service fees, and the amounts are refundable and bear no interest if outside vendors breach the contracts.

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

There were no impairment charges for the years ended June 30, 2022 and 2020. Impairment charges amounted to $99,943 for the year ended June 30, 2021.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts payable

Accounts payable represents royal fees payable to the Company’s vendor which was incurred from the revenues generated of its on-demand contents in the Color World Platform.

Deferred revenue

Deferred revenue represents the Color World Platform subscription fees collected from its members in advance of the revenue being recognized in accordance with the Company’s revenue recognition policy as discussed above.

Leases

The Company accounts for leases in accordance with ASC 842 “Leases”. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

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

As of June 30, 2022 and 2021, the Company does not have any lease with an initial term of more than 12 months.

Research and development

Research and development expenses include website or app development expenditure costs, salaries and other compensation-related expenses to the Company’s research and product development personnel and related expenses for the Company’s research and product development team. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing website or app for internal use.

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

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2019 to 2021 are subject to examination by any applicable tax authorities.

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

Recent Accounting Pronouncements

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

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the year ended June 30, 2020 are as follows:

For the Year Ended June 30,
2020
Revenue	$28,747,362

Cost of revenue	26,553,802

Gross profit	2,193,560

OPERATING EXPENSES:
Provision for doubtful accounts	(8,385,084)
Selling, general and administrative expenses	(3,484,700)
Research and development expenses	(139,780)
Total operating expenses	(12,009,564)

Loss from operations	(9,816,004)

OTHER INCOME (EXPENSES)
Other expenses, net	1,872
Interest income	235
Interest expense	(1,783,833)
Finance expense	(825)
Estimated claims charges	(591,884)
Total other expense, net	(2,374,435)

Loss before income taxes	(12,190,439)

Income tax expense	-

Net loss from discontinued operations	$(12,190,439)

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

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Accounts receivable

Accounts receivable consisted of the following:

	June 30, 2022	June 30, 2021
Color World platform subscription fees due from App payment collections agent	$2,507,981	$3,191,711

No provision for allowance on credit losses was recognized for the years ended June 30, 2022 and 2021.

Note 6 – Other receivables

Other receivables consisted of the following:

	June 30, 2022	June 30, 2021
Rent deposit	$-	$8,900
Receivable from sale of equipment	6,819,050	-
Other receivables	$6,819,050	$8,900

Note 7 – Prepayments

Prepayments, current, consisted of the following:

	June 30, 2022	June 30, 2021
Prepayment for online concert productions	$8,000,000	$1,648,000
Prepayment for live concert productions	5,000,000	-
Prepayment for advertisement	4,666,664	-
Prepayment for program license fees	-	2,615,527
Prepayment for rent	-	4,300
Prepayments and advances	$17,666,664	$4,267,827

Prepayments, non-current, consisted of the following:

	June 30, 2022	June 30, 2021
Prepayment for software development expenditure	$-	$52,000,000

Note 8 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	June 30, 2022	June 30, 2021
Performance equipment	$-	$10,637,926
Office equipment	39,602	38,477
Total	39,602	10,676,403
Less: Accumulated depreciation	(9,374)	(1,516,189)
Property, plant and equipment, net	$30,228	$9,160,214

Depreciation expense was $1,445,573, $1,536,178 and $0 for the years ended June 30, 2022, 2021 and 2020, respectively.

During the year ended June 30, 2022, the Company disposed all of its performance equipment which resulted in a gain on disposal of $94,984. Due the epidemic has resulted in quarantines and travel and event restrictions throughout the world, the Company did not successfully host any live concerts since 2020. As a result, the Company decided to dispose its performance equipment by utilizing the cash to be realized from the equipment disposal as operating cash flows.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2022	June 30, 2021
Copyrights of online education academy courses	$32,198,770	$14,453,243
Less: Accumulated amortization	(6,631,812)	(2,180,917)
Carrying amount	$25,566,958	$12,272,326

Amortization expense was $4,450,895, $2,180,917 and $0 for the years ended June 30, 2022, 2021 and 2020, respectively.

Note 10 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	June 30, 2022	June 30, 2021
Weili He	Former Chief Financial Officer (“CFO”) of the Company who held less than 5% of the Company ordinary shares currently	Salary Payable	$10,711	$10,711
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	350,000	-
Jehan Zeb Khan	Director and Former Co-Acting CEO of the Company	Interest-free loan, due on demand	2,173	-
Total			$362,884	$10,711

Note 11 – Accounts payable

	June 30, 2022	June 30, 2021
Royal fees payable	$3,770,945	$-

Note 12 – Deferred revenue

	June 30, 2022	June 30, 2021
Color World platform subscription fees collected in advance of revenue recognition	$-	$3,596,821

Note 13 – Leases

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

The Company has a lease agreement for office space in New York from June 1, 2020 through May 31, 2021, with annual payments of $46,896 and converted to month to month lease in June 2021 and terminated the month to month lease on October 2021. The Company has a new lease agreement for office space in New York from July 1, 2021 through June 30, 2022, with a rental fee of $3,300 per month. In May 2022, the Company entered another lease agreement for office space in New York from July 1, 2022 through June 30, 2023, with a rental fee of $2,886 per month. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease has an initial term of 12 months or less. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The one-year maturity of the Company’s lease obligations is presented below:

Year Ending June 30,	Operating Lease Amount
2023	$34,626
Total lease payments	$34,626

Operating lease expenses are included in general and administrative expenses. Total operating lease expenses were approximately $65,580, $71,000 and $30,000 for the years ended June 30, 2022, 2021 and 2020, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Income taxes

(a)	Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the years ended June 30, 2022, 2021 and 2020. The applicable tax rate is 21.0% for federal and 7.1% for New York State with an effective tax rate of 26.6%.

Color Sky and Modern Pleasure

Color Sky and Modern Pleasure are organized in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Color Sky is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Income (loss) before provision for income taxes consisted of:

	For the year ended June 30, 2022	For the year ended June 30, 2021	For the year ended June 30, 2020
Cayman	$(8,837,141)	$(7,120,310)	$(4,851,668)
United States	(617,057)	(541,744)	(316,142)
Hong Kong	(67,753,920)	(576,459)	(832)
	$(77,208,118)	$(8,238,513)	$(5,168,642)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2022, 2021 and 2020:

	For the year ended June 30, 2022	For the year ended June 30, 2021	For the year ended June 30, 2020
Federal statutory rate	21.0%	21.0%	21.0%
State statutory rate	5.6%	5.6%	5.6%
Valuation allowance	(26.6)%	(26.6)%	(26.6)%
Effective tax rate	0.0%	0.0%	0.0%

Significant components of deferred tax assets were as follows:

	June 30, 2022	June 30, 2021
Deferred tax assets
Net operating loss carryforward in the U.S.	442,051	278,531
Net operating loss carryforward in Hong Kong	11,274,650	95,253
Valuation allowance	(11,716,701)	(373,784)
Total net deferred tax assets	$-	$-

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 and 2021, CACM’s net operating loss carry forward for the U.S. income taxes was approximately $1.5 million and $0.9 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $442,000 and $279,000 related to its U.S. operations as of June 30, 2022 and 2021, respectively.

As of June 30, 2022 and 2021, Color Sky and Modern Pleasure’s net operating loss carry forward for the Hong Kong income taxes was approximately $0.3 million and $0.6 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in Hong Kong. If the Company is unable to generate taxable income in its Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $11.3 million and $95,000 related to its Hong Kong operations as of June 30, 2022 and 2021, respectively.

Changes in the valuation allowance for deferred tax assets increased by $11,342,917 from $373,784 on June 30, 2021 to $11,716,701 on June 30, 2022. Changes in the valuation allowance for deferred tax assets increased by $239,269 from $134,515 on June 30, 2020 to $373,784 on June 30, 2021.

(b)	Uncertain tax positions

There were no uncertain tax positions as of June 30, 2022 and 2021, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended June 30, 2022, 2021 and 2020, the Company did not incur any tax related interest or penalties.

Note 15 – Shareholders’ equity

Increase in Authorized Shares and Shares Reverse Split

On November 18, 2020, the Company’s shareholders approved to the authorized share capital of the Company be increased from US$75,000 divided into 75,000,000 ordinary shares of a par value of US$0.001 each to US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares. On December 1, 2021, the Company’s shareholders approved to the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each to US$800,000 divided into 800,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 600,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares.

On March 10, 2022, the Board of Directors of the Company approved the 40-for-1 reverse share split of its ordinary shares in accordance with Cayman law and on April 11, 2022, the Company’s shareholders approved the proposal to implement a reverse share split of the Company’s ordinary shares, par value US$0.001 per share, including the Company’s ordinary shares reserved for issuance (the “Original Ordinary Shares”), at a ratio of forty (40)-for-one and at a time during the following six months to be determined by further action of our Board of Directors (or not at all in the determination of the Board of Directors during the same period), such that each 40 Original Ordinary Shares shall be consolidated into one ordinary share of the Company, par value US$0.04 (the “Adjusted Ordinary Shares”), and that the authorized share capital of the Company is consolidated from US$800,000 divided into 800,000,000 Original Ordinary Shares to US$800,000 divided into 20,000,000 Adjusted Ordinary Shares. The Company’s shareholders also approved the proposal to increase the authorized share capital of the Company at a time during the following six months to be determined by further action of the Company’s Board of Directors (or not at all in the determination of the Board of Directors during the same period) from US$800,000 divided into 20,000,000 Adjusted Ordinary Shares to US$32,000,000 divided into 800,000,000 Adjusted Ordinary Shares by the creation of an additional 780,000,000 Adjusted Ordinary Shares to rank pari passu in all respects with the Adjusted Ordinary Shares existing upon approval of the Reverse Split Proposal. The increase in authorized shares and shares reverse split became effective on September 26, 2022. All share amounts have been retroactively restated to reflect increase in authorized shares and shares reverse split. Upon execution of the 40-for-1 reverse share stock split, the Company recognized additional 25,756 ordinary shares due to round up adjustment.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sale of Ordinary Shares

In January 2020, the Company sold 50,000 ordinary shares at $40.00 per share for total proceeds of $2.0 million to a third-party. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In March 2020, the Company sold 68,182 ordinary shares at $22.00 per share for total proceeds of approximately $1.3 million, net of offering cost of approximately $0.2 million to certain institutional investors. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In May 2020, the Company sold 65,000 ordinary shares at $22.00 per share for total proceeds of approximately $1.2 million, net of offering cost of approximately $0.2 million to certain institutional investors. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In July 2020, the Company sold 80,625 ordinary shares and warrants to purchase up to 52,407 ordinary shares with an exercise price of $52.00 for total proceeds of approximately $3.8 million, net of offering cost of approximately $0.4 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $60.00. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In September 2020, the Company entered into an agreement to sell a Purchaser an aggregate of up to 79,366 ordinary shares for gross proceeds of up to approximately $2 million. The shares shall be issued in four separate installments. The first installment of $500,000 worth of shares, or 19,842 shares to be issued at $25.20 per share, was closed on September 9, 2020. The Company also agreed to issue 794 Ordinary Shares to the Purchaser as additional consideration for the purchase of the shares on September 9, 2020. The Company received total proceeds of $460,000, net of offering cost of $40,000 for the first installment. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, the Company is not certain that the Purchaser will proceed with the remaining three installments.

In September 2020, the Company sold 330,000 ordinary shares and warrants to purchase up to 297,000 ordinary shares with an exercise price of $20.00 for total proceeds of approximately $6.0 million, net of offering cost of approximately $0.6 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $22.00. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 500,000 units. Each unit consists of one restrictive ordinary share of the Company, par value $0.04 per share and a warrant to purchase one share with an initial exercise price of $53.60 per share, at a price of $52.00 per unit, for an aggregate purchase price of $26,000,000 (the “Offering”). The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.34 per share, for cash (the “Warrant Shares”). The warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire three years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The net proceeds of the Offering were used to upgrade the Company’s software application, or Color Star APP, with artificial intelligence, augmented reality, and mixed reality technologies.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with Wang MinYe (the “First Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 75,500 ordinary shares (the “Wang Shares”) of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $3,900,000 (the “First Private Placement”). The First Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “Second Purchase Agreement”) with Lin YiHan (the “Second Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 87,500 ordinary shares (the “Lin Shares”) of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $4,550,000 (the “Second Private Placement”). The Second Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Third Purchase Agreement”) with Zubair Ahsan (the “Third Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 75,000 ordinary shares of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $3,900,000 (the “Third Private Placement”). The Third Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with Ullah Sabar (the “Fourth Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 87,500 ordinary shares of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $4,550,000 (the “Fourth Private Placement”). The Fourth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fifth Purchase Agreement”) with Li Yan (the “Fifth Purchaser”), pursuant to which the Company agreed to sell to the Fifth Purchaser in a private placement 87,500 ordinary shares of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $4,550,000 (the “Fifth Private Placement”). The Fifth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Sixth Purchase Agreement”) with Ahmed Muhammad Abrar (the “Sixth Purchaser”), pursuant to which the Company agreed to sell to the Sixth Purchaser in a private placement 87,500 ordinary shares of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $4,550,000 (the “Sixth Private Placement”). The Sixth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On September 24, 2021, the Company and certain institutional investors entered into a securities purchase agreement (“SPA 1”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $27.20 per unit, for net proceeds of approximately $19.2 million (the “Offering”). An aggregate of 790,624 ordinary shares and warrants to purchase an aggregate of 553,437 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 1. The Offering closed on September 28, 2021.

On January 21, 2022, the Company and Hou Sing International Business Limited (“Hou Sing”) entered into a securities purchase agreement, pursuant to which the Company agreed to issue and sell to Hou Sing an aggregate of 400,000 ordinary shares at a purchase price of $40.00 per share, for proceeds of $16.0 million.

On February 21, 2022, the Company and certain institutional investors entered into a securities purchase agreement (“SPA 2”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase one ordinary share, at a purchase price of $16.00 per unit, for net proceeds of approximately $8.7 million (the “Offering”). An aggregate of 625,000 ordinary shares and warrants to purchase an aggregate of 625,000 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 2. The Offering closed on February 24, 2022.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In May 2020, the Board granted 4,500 restricted ordinary shares, which were issued with a fair value of $84,600 to the Company’s former CEO/Vice President of Technology. The Board approved that these shares were all vested in October 2020 when the Company’s former CEO/Vice President of Technology left the Company.

In July 2020, the Board granted an aggregate of 7,500 restricted ordinary shares, which were issued with a fair value of $522,000 to the current Co-Acting CEO (“Co-Acting CEO”) of the Company. These shares will vest quarterly over the required service period of one year starting from July 17, 2020 to July 16, 2021.

In June 2021, the Board granted an aggregate of 10,000 restricted ordinary shares, which were issued with a fair value of $11,200 to Mr. Basil Wilson, the former CEO, and to Mr. Biao Lu, the current Co-Acting CEO, of the Company. These shares will vest quarterly over the required service period of one year starting from June 16, 2021 to June 15, 2022. On December 13, 2021, Basil Wilson resigned from his positions as the CEO and chairman of the board of directors. As a result, he had forfeited 3,750 unvested restricted ordinary shares with an initial fair value of $168,000.

In December 2021, the Board granted an aggregate of 2,500 restricted ordinary shares, which were issued with a fair value of $45,900 to Sir Lucas Capetian, the former CEO. These shares will vest quarterly over the required service period of one year starting from December 13, 2021 to December 12, 2022. In March 2022, all of these shares were deemed fully vested upon the approval by the Compensation Committee of the Board of Directors of the Company.

In April 2022, the Company granted an aggregate of 3,000 restricted ordinary shares, which were issued with a fair value of $27,360 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2022 to December 12, 2023.

In June 2022, the Company granted an aggregate of 2,500 restricted ordinary shares, which were issued with a fair value of $13,000 to Mr. Biao Lu, the Company’s CAO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from June 16, 2022 to June 15, 2023.

For the years ended June 30, 2022, 2021 and 2020, the Company recognized approximately $0.6 million, $1.1 million and $0.6 million compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2019	16,500	$102.80	$-
Granted	4,500	$102.80	-
Granted	-	$18.80	-
Vested	(7,125)	$211.20	-
Unvested as of June 30, 2020	13,875	$82.40	$-
Forfeited	(3,000)	$2.57	-
Granted	17,500	$55.60	-
Vested	(16,229)	$74.80	-
Unvested as of June 30, 2021	12,146	$56.00	-
Forfeited	(3,750)	$44.80	-
Granted	8,000	$10.80	-
Vested	(11,750)	$48.40	-
Unvested as of June 30, 2022	4,646	$7.20	-

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ordinary Shares Issued for Compensation

In December 2020, the Board granted an aggregate of 39,750 ordinary shares, which were issued with a fair value of $1,128,900, determined using the closing price of $28.40 on December 24, 2020, to thirteen employees under the 2019 Plan. These shares vested immediately upon grant.

In January 2021, the Board granted an aggregate of 54,000 ordinary shares, which were issued with a fair value of $1,836,000, determined using the closing price of $34.00 on January 28, 2021, to thirteen employees under the 2019 Plan. These shares vested immediately upon grant.

In March 2021, the Board granted an aggregate of 34,500 ordinary shares, which were issued with a fair value of $1,131,600, determined using the closing price of $32.80 on March 16, 2021, to nine employees under the 2019 Plan. These shares vested immediately upon grant.

In August 2021, the Board granted an aggregate of 93,875 ordinary shares, which were issued with a fair value of $3,030,285, determined using the closing price of $32.28 on August 9, 2021, to twenty-one employees under the 2021 Plan. These shares vested immediately upon grant.

In March 2022, the Board granted an aggregate of 106,250 ordinary shares, which were issued with a fair value of $1,134,750, determined using the closing price of $10.68 on March 18, 2022, to twenty employees under the 2021 Plan. These shares vested immediately upon grant.

For the years ended June 30, 2022, 2021 and 2020, the Company recorded approximately $4.2 million, $4.1 million and $1.3 million stock compensation expense related to ordinary shares grants, respectively.

Ordinary Shares Issued for Services

In July 2019, the Board granted an aggregate of 10,000 ordinary shares with a fair value of $1,400,000, determined using the closing price of $140.00 on July 19, 2019, to two service providers. The value of these shares is being amortized over the service period of one year starting from July 1, 2019.

In October 2020, the Board granted an aggregate of 17,500 ordinary shares with a fair value of $441,000, determined using the closing price of $25.20 on October 15, 2020, to two service providers. The value of these shares is being amortized over the service from October 15, 2020 to February 10, 2021.

For the years ended June 30, 2022, 2021 and 2020, the Company amortized approximately $0, $0.5 million and $2.8 million stock compensation expense related to services, respectively.

Ordinary Shares Issued for Debt Repayment

In January 2020, Hou Sing entered into certain loan assignment agreements with Ms. Na Wang and Ms. Wei Zhang, employees of the Company who previously loaned money to Xin Ao in the aggregate amount of RMB29,429,627 (approximately $4.3 million) and delivered the full payment to the two employees. In March 2020, the Company issued an aggregate of 69,228 ordinary shares of the Company to Hou Sing.

In January 2020, the Board approved the conversion of debt in the aggregate amount of $976,255 that Xin Ao owed to Mr. Xianfu Han, the former Chief Executive Officer of the Company, Ms. Weili He, the former Chief Financial Officer of the Company, and Ms. Wei Zhang, an employee of the Company at the time, at a per share conversion price of $61.60. In March 2020, the Company issued an aggregate of 15,849 ordinary shares of the Company to Mr. Xianfu Han, Ms. Weili He and Ms. Wei Zhang.

In April 2020, the Company issued 6,908 ordinary shares to Hou Sing, the Company’s shareholder, to repay the debt owed to him.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ordinary Shares Issued for Acquisitions

In February 2020, the Company issued 49,732 ordinary shares to the shareholders of Sunway Kids and the ordinary shares issued valued using the closing price of the Company’s ordinary shares on February 14, 2020 at $38.00 per share. See Note 3 – Business Combinations.

In June 2020, the Company issued 115,834 ordinary shares of the shareholders of Color Sky and the ordinary shares issued valued using the closing price of the Company’s ordinary shares on June 3, 2020 at $17.00 per share. See Note 3 – Business Combinations.

In August 2020, the Company issued 151,508 ordinary shares to a third party to purchase certain machinery and equipment for stage performance and the ordinary shares were valued using the closing price of the Company’s ordinary shares on August 20, 2020 at $25.20 per share.

In February 2021, the Company issued 45,371 ordinary shares to a third party to purchase certain copyrights to be used in the Company’s Color World platform and the ordinary shares were valued using the closing price of the Company’s ordinary shares on January 29, 2021, last trading day prior to the acquisition at $34.00 per share.

Conversion of Warrants into Ordinary Shares

During the year ended June 30, 2021, the Company’s warrants holders converted a total of 341,432 warrants into a total of 341,432 ordinary shares at a weighted exercise price of $15.2 per share for gross proceeds of approximately $5.2 million.

During the year ended June 30, 2022, the Company’s warrants holders converted a total of 3,775 warrants into a total of 3,775 ordinary shares at a weighted exercise price of $8.34 per share for gross proceeds of approximately $31,000.

Warrants

In a connection with the direct offering in March 2020 with the sales of 68,182 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 68,182 ordinary shares to certain institutional investors on April 2, 2020. The warrants are exercisable immediately, at an exercise price of $22.00 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $916,334, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $16.40, risk free rate of 0.43%; expected term of 5.5 years; exercise price of the warrants of $22.00, volatility of 120%; and expected future dividends of 0%. In June 2020, the exercise price of the warrants was amended and changed to $1.60 per Ordinary Share as a result of the May 13, 2020 direct offering.

In a connection with the private placement in May 2020 for the sale of 65,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 65,000 ordinary shares to certain institutional investors on May 11, 2020. The warrants are exercisable immediately, at an exercise price of $22.00 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $860,826, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $16.0, risk free rate of 0.36%; expected term of 5.5 years; exercise price of the warrants of $22.00, volatility of 123%; and expected future dividends of 0%. In August 2020, the exercise price of the warrants was amended and changed to $7.40 per Ordinary Share as a result of the July 20, 2020 direct offering.

In a connection with the private placement in July 2020 for the sale of 80,625 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 52,406 ordinary shares to certain institutional investors on July 20, 2020. The warrants are exercisable immediately, at an exercise price of $60.00 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $2,901,119, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $63.60, risk free rate of 0.34%; expected term of 5.5 years; exercise price of the warrants of $60.00, volatility of 128%; and expected future dividends of 0%.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In a connection with the private placement in September 2020 for the sale of 330,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 297,000 ordinary shares to certain institutional investors on September 15, 2020. The warrants are exercisable immediately, at an exercise price of $22.00 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $8,403,557, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $31.60, risk free rate of 0.32%; expected term of 5.5 years; exercise price of the warrants of $22.00, volatility of 130%; and expected future dividends of 0%.

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 500,000 units. Each unit consists of one restrictive ordinary share of the Company and a warrant (“SPA Warrants”) to purchase one share with an initial exercise price of $53.60 per share. The SPA Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $53.60 per Share, for cash (the “Warrant Shares”). The SPA Warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The SPA Warrants shall expire three years from its date of issuance. The SPA Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The SPA Warrants are exercisable immediately, at an exercise price of $53.60 per Ordinary Share and expire 3.0 years from the date of issuance. The fair value of the SPA Warrants was $15,898,047, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $42.40, risk free rate of 0.21%; expected term of 3.0 years; exercise price of the warrants of $53.60, volatility of 141%; and expected future dividends of 0%.

On September 24, 2021, the Company and certain institutional investors entered into a SPA 1, pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $27.20 per unit, for net proceeds of approximately $19.2 million (the “Offering”). An aggregate of 790,624 ordinary shares and warrants to purchase an aggregate of 553,437 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 1. The Company issued a warrant to purchase 23,719 ordinary shares to the placement agent (the “Placement Agent Warrants”). The Investor Warrants and Placement Agent Warrants are initially exercisable at $40.00 per Ordinary Share and expire 3.0 years from the date of issuance. The fair value of the Investor Warrants and Placement Agent Warrants were $9,123,701, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $22.40, risk free rate of 0.55%; expected term of 3.0 years; exercise price of the warrants of $40.00, volatility of 140%; and expected future dividends of 0%.

On February 21, 2022, the Company and certain institutional investors entered into a SPA 2, pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase one ordinary share, at a purchase price of $16.00 per unit, for net proceeds of approximately $8.7 million (the “Offering”) before deducting placement agent fees and other estimated offering expenses. An aggregate of 625,000 ordinary shares and warrants to purchase an aggregate of 625,000 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 2. The Investor Warrants are initially exercisable at $16.00 per Ordinary Share and expire 5.0 years from the date of issuance. Pursuant to a placement agent agreement entered into between the Company and FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), the Company issued to FT Global warrants (the “Tail Fee Warrants”) to purchase 13,632 Ordinary Shares on substantially the same terms as the Investor Warrants sold in SPA 2, except that the Tail Fee Warrants shall not be exercisable for a period of six months and shall expire 36 months after issuance, and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The fair value of the Investor Warrants were $5,008,524, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $9.20, risk free rate of 1.84%; expected term of 5.0 years; exercise price of the warrants of $16.00, volatility of 146%; and expected future dividends of 0%. The fair value of the Tail Fee Warrants were $92,251, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $9.20, risk free rate of 1.73%; expected term of 3.0 years; exercise price of the warrants of $16.00, volatility of 145%; and expected future dividends of 0%.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2020	133,182	$11.60	5.31
Granted	849,407	$42.80	3.48
Forfeited	-	$-	-
Exercised	(341,432)	$15.20	-
June 30, 2021	641,157	$49.60	3.08
Granted	1,215,788	$52.00	4.02
Forfeited	-	$-	-
Exercised	-	$-	-
June 30, 2022	1,856,945	$35.20	2.99

Note 16 – Commitments and contingencies

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

Coronavirus (“COVID-19”)

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and other parts of the world, including the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout the world.  Substantially all of the Company’s new revenue streams are concentrated online. Consequently, the Company’s does not believe the COVID-19 outbreak would materially adversely affect the Company’s business operations, financial condition and operating results for fiscal year ended June 30, 2023.

Note 17 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of June 30, 2022 and 2021, approximately $0.3 million and $0 was deposit with a bank located in the US or Hong Kong subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. In Hong Kong, the insurance coverage of each bank is HKD 500,000 (approximately $64,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for credit losses on estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Vendor Concentration Risk

As of June 30, 2022, one vendor accounted for 100% of the Company’s accounts payable.

For the year ended June 30, 2022, three vendors accounted for 60%, 27% and 13% of the Company’s total purchases. For the year ended June 30, 2021, one vendor accounted for 89% of the Company’s total purchases.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Subsequent events

Sale of Ordinary Shares and Warrants

On September 14, 2022, the “Company entered into a securities purchase agreement (the “SPA 3”) with certain institutional investors for a registered direct offering of ordinary shares and warrants. Each unit consists of one ordinary share and one warrant to purchase one ordinary share. The purchase price per unit is $3.20. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable by the Company, was approximately $5.6 million. The Company issued to the investors an aggregate of 1,750,000 ordinary shares and warrants to purchase an aggregate of 1,750,000 ordinary shares. The Investor Warrants are initially exercisable at $3.20 per Ordinary Share and expire 5.0 years from the date of issuance. Pursuant to a placement agent agreement entered into between the Company and FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), the Company issued to FT Global warrants (the “Tail Fee Warrants”) to purchase 43,125 Ordinary Shares on substantially the same terms as the Investor Warrants sold in SPA 3, except that the Tail Fee Warrants shall not be exercisable for a period of six months and shall expire 36 months after issuance, and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The net proceeds from this offering will be used for general corporate and working capital purposes. The Offering closed on September 19, 2022.

Establishment of a Subsidiary

On August 11, 2022, Color Star Technology Ohio Inc. (“Color Star Ohio”) was incorporated in the State of Ohio and is 100% owned by the Company. As of the date of this report, Color Star Ohio has not commenced operations.

Note 19 – Condensed financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2022 and 2021.

PARENT COMPANY BALANCE SHEETS

AS OF JUNE 30, 2022 AND 2021

(UNAUDITED)

	June 30, 2022	June 30, 2021
ASSETS
CURRENT ASSETS:
Cash	$470,634	$26,636
Other receivables	-	8,900
Prepayments and advances	-	4,300
Total current assets	470,634	39,836

OTHER ASSETS:
Intercompany receivable	114,222,952	74,858,613
Investment in subsidiaries	-	2,459,560
Total other assets	114,222,952	77,318,173

Total assets	$114,693,586	$77,358,009

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Other payables and accrued liabilities	$327,694	$396,797
Other payables - shareholders	10,711	10,711
Total current liabilities	338,405	407,508

OTHER LIABILITIES
Deficit of investment in subsidiaries	65,911,417	-
Total liabilities	66,249,822	407,508

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary share, $0.04 par value, 800,000,000 shares authorized, 4,819,700 and 2,758,920 shares issued and outstanding as of June 30, 2022 and 2021, respectively*	192,788	110,357
Additional paid-in-capital	195,654,317	147,684,772
Deferred stock compensation	(32,978)	(682,383)
Deficit	(147,370,363)	(70,162,245)
Total shareholders’ equity	48,443,764	76,950,501
Total liabilities and shareholders’ equity	$114,693,586	$77,358,009

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2022, 2021 AND 2020

(UNAUDITED)

	For the Years Ended June 30,
	2022	2021	2020
GENERAL AND ADMINISTRATIVE EXPENSES	$(4,098,934)	$(2,821,121)	$(1,402,044)
STOCK COMPENSATION EXPENSE	(4,732,700)	(5,717,900)	(3,444,617)
LOSS FROM OPERATIONS	(8,831,634)	(8,539,021)	(4,846,661)

OTHER INCOME (EXPENSE), NET
Finance expense	(5,507)	(6,480)	(5,007)
Equity loss of subsidiaries	(68,370,977)	(1,118,204)	(12,562,142)
Gain on debt settlement	-	25,092	-
Gain on sale of subsidiaries	-	1,400,100	5,787,213
TOTAL OTHER INCOME (EXPENSE), NET	(68,376,484)	300,508	(6,779,936)

NET LOSS	$(77,208,118)	$(8,238,513)	$(11,626,597)

PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2022, 2021 AND 2020

(UNAUDITED)

	For the Years Ended June 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(77,208,118)	$(8,238,513)	$(11,626,597)
Adjustments to reconcile net loss to cash used in operating activities:
Stock compensation expense	4,732,700	5,717,900	3,444,617
Equity loss of subsidiaries	68,370,977	1,118,204	12,562,142
Gain on debt settlement	-	(25,092)	-
Gain on sale of discontinued operations	-	(1,400,100)	(5,787,213)
Changes in operating assets and liabilities
Other receivables	8,900	(6,600)	-
Prepayments and advances	4,300	(4,300)	(125,000)
Intercompany receivables	(39,364,339)	(65,500,903)	(1,231,449)
Other payables and accrued liabilities	(69,103)	60,090	93,711
Net cash used in operating activities	(43,524,683)	(68,279,314)	(2,669,789)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	-	(2,000,000)
Proceeds from disposal of subsidiaries	-	100	600,000
Net cash provided by (used in) investing activities	-	100	(1,400,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from shareholders	-	-	300,000
Borrowings from related parties	-	-	-
Proceeds from sale of ordinary shares	43,937,202	62,341,025	4,502,901
Proceeds from exercise of warrants	31,479	5,171,591	-
Net cash provided by financing activities	43,968,681	67,512,616	4,802,901

NET CHANGE IN CASH	443,998	(766,598)	733,112

CASH, beginning of year	26,636	793,234	60,122

CASH, end of year	$470,634	$26,636	$793,234

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Ordinary shares issued to repay other payables – related parties and service providers	$-	$-	$1,137,378
Ordinary shares issued to repay debt in subsidiary	$-	$-	$5,240,679
Ordinary share issued for acquisition of subsidiary	$-	$-	$1,889,799
Ordinary share issued for acquisition of equipment	$-	$3,818,000	$1,963,607
Ordinary share issued for acquisition of intangible assets held in a subsidiary	$-	$1,550,000	$-
Other receivables outstanding from disposal of subsidiary	$-	$-	$1,000,000
Forgiveness of former subsidiary’s receivable upon disposal of subsidiary	$-	$120,000	$-
Recognition of accrued liabilities from subsidiary	$-	$-	$214,792
Derecognition of intercompany balance upon disposal of subsidiary	$-	$-	$23,164,488
Proceeds from disposal of subsidiary received by intercompany	$-	$1,400,000	$-