Form 20-F
period 2023-06-30
Color Star Technology Co., Ltd.
filed 2023-11-14
CIK 1747661

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

80 Broad Street, 5th Floor

New York, NY 10005

(Address of principal executive offices)

Louis Luo

Chief Executive Officer

(929) 317-2699

80 Broad Street, 5th Floor

New York, NY 10005

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.04	ADD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2023, there were 16,191,012 Class A ordinary shares, par value $0.04 per share issued and outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow: ☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

COLOR STAR TECHNOLOGY CO., LTD.

FORM 20-F ANNUAL REPORT

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

3.A. Reserved

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in Singapore and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

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

As a result, our operations in the U.S. have been materially affected. New York, where our U.S. operations are based, were affected by COVID-19, which led to measures taken by the New York government trying to contain the spread of COVID-19, such as reduction on the number of people in gathering and travel restrictions. Additional travel and other restrictions may be put in place to further control the outbreak in U.S. Accordingly, our operation and business may be adversely affected as the results of the wide-spread pandemic. Management may have to adjust or change our business plan in response to the prolonged pandemic and change of social behavior. For the fiscal year ended June 30, 2023, our management does not believe the COVID-19 pandemic had materially adversely affected the Company’s financial condition and operating results because our operations were primarily conducted via online platform and App.

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

Although the substantial part of our operations are based in Singapore and the U.S., our app Color World is available to download in China and part of our users are PRC citizens, which may subject us to certain laws and regulations in China, and expose us to legal and operational risks associated with our operations in China. The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. For more details regarding PRC regulations applicable to us, please see “Item 4-Information on the Company-Regulations-China.”

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

Our services and software are highly technical and complex. Our services or any other products we may introduce in the future, may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of regularly updating our products and some errors in our products may be discovered only after a product has been used by users, and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software (including, for example, providing mobile device users a means to suppress advertisements without payment and gain access to features only available to the ad-supported service), lower revenue and expose us to claims for damages, any of which could seriously harm our business. Additionally, errors, bugs, or other vulnerabilities may-either directly or if exploited by third parties-affect our ability to make accurate royalty payments.

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

On December 22, 2022, the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notified the Company that the minimum bid price per share for its ordinary shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). The notification received had no immediate effect on the listing of the Company’s ordinary shares on Nasdaq.

On January 24, 2023, Nasdaq determined that for the last 10 consecutive business days, from December 22, 2022 to January 6, 2023, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and considers this matter now closed.

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

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “ADD.” The market price for the ordinary shares has varied between a high closing price of $5.60 on July 21, 2022 and a low closing price of $0.69 on December 16, 2022 in the 12-month period ended on June 30, 2023. The price herein refers to the closing price after completion of the reverse share split price. This volatility may affect the price at which you could sell the ordinary shares. The ordinary share price are likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the following:

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

On December 20, 2022, the Company entered into certain securities purchase agreement with a certain “accredited investor” as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 1,200,000 ordinary shares, par value $0.04 per share, at a per share purchase price of $1.25. The gross proceeds to the Company from this offering will be approximately $1.5 million.

On January 11, 2023, the Company, Color Sky Entertainment Limited, a Hong Kong corporation and the Company’s wholly owned subsidiary, and Tian Jie (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Color Sky in exchange for no consideration. Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser became the sole shareholder of Color Sky and as a result, assumed all assets and liabilities of Color Sky.

On March 24, 2023, we held our annual meeting of shareholders, pursuant to which the shareholders of the Company approved the proposal to amend the authorized share capital of the Company from US$32,000,000 divided into 800,000,000 Ordinary Shares with a par value of US$0.04 each; to 700,000,000 Class A Ordinary Shares with a par value of $0.04 each and 100,000,000 Class B Ordinary Shares with a par value of US$0.04 each, in each case having the rights and subject to the restrictions set out in the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company.

On May 19, 2023, the Company entered into a certain concert cooperation agreement (“Agreement”) dated, by and among Rich America Inc., an Ohio corporation, (“Rich America”), Color Star DMCC, a United Arab Emirates corporation (“Color Star”) and the Company. Pursuant to the Agreement, Rich America agreed to have certain music artists represented by Rich America perform at nine concert events organized by Color Star to be held between May 2023 and March 2024 (the “Concerts’) for an aggregate consideration of US$8,000,000, to be paid in 6,400,000 restricted Class A Ordinary Shares, par value $0.04 per share, of the Company.

On July 11, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on July 11, 2023 in the original principal amount of $1,100,000.00, convertible into Class A ordinary shares, $0.04 par value per share, of the Company, for $1,000,000.00 in gross proceeds. On July 12, 2023, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

On November 8, 2023, the Company entered into a certain securities purchase agreement with Vast Ocean Inc., the largest shareholder of the Company, pursuant to which the Company agreed to sell 1,120,000 Class A ordinary shares, par value $0.04 per share, at a per share purchase price of $0.25 (the “November Offering”). The November Offering was unanimously approved by the audit committee of the board of directors of the Company consisting only of independent directors. The gross proceeds to the Company from the November Offering are $280,000, before deducting any fees or expenses. The Company plans to use the net proceeds from the November Offering for working capital and general corporate purposes. The November Offering closed on November 9, 2023.

4.B. Business Overview

We are an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence in the entertainment industry, and primarily provide services via our wholly-owned subsidiaries, CACM Group NY and Color Star DMCC, Inc. We strive to deliver world-class entertainment experiences and promoting entertainment exchange with our strong resources and deep connections in the industry.

We launched our online cultural entertainment platform, Color World, globally on September 10, 2020. We used to operate Color World by Color Sky Entertainment Limited, our subsidiary in Hong Kong, which was formerly known as Color China Entertainment Limited. After our internal reallocation of resources, since September 2022, we have operated Color World through Color Metaverse, our Singapore subsidiary. It used to be a platform primarily providing celebrity-led education services. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, Color World is operated by Color Star DMCC. We have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features. Since transforming into a metaverse platform, Color World has been inviting many global superstar celebrities to join the platform to expand on the celebrity content by creating more celebrity masterclasses, online virtual performances, celebrity merchandise, games and so on. We are keep adding new modules to Color World to enrich the metaverse community. In the future, we plan to add more virtual locations as well as digital products. As of the date of this report, we do not have any operations in the PRC.

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

Online Business

Online Education Academy

The core content of “artist online + entertainment teaching” offers a variety of artists and a relatively rich entertainment teaching experience. By registering online, students can select their favorite artist to conduct accurate and efficient learning, and access to exclusive online video classes and tutorials by top artists globally.

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

Artist Concerts and Tours

Live music events have been a staple of the Company since its conception, and it also possesses its own ultra-modern concert stage that is capable of large motions in 3 dimensions and has advanced lighting and sound systems. We may oversee the organization and production of music concerts and concert tours in cities all over the world for internationally well-known artists across different musical genres and with substantial amounts of fans. The Company will claim full ownership of related copyrights and licenses of these concerts and tour projects. According to PwC, live events revenue will grow at a 9.6% CAGR through to 2027, so the Company expects good returns from this sector in the coming years.

The World Boxing Association (“WBA”) Boxing Matches

In the summer of 2023, the Company announced a partnership with the WBA which will allow us to organize WBA-approved boxing competitions. The first match took place in Dubai on the 26th of August 2023, where 6 prolific fighters competed for the WBA gold belt. In addition to the match tickets, the event was also broadcasted on international and local television, and live streamed on various online platforms such as Sina Sports and Tencent QQ Live. According to broadcasters, the competition garnered over 4 million viewers in total.

Our Suppliers and Customers

For the year ended June 30, 2023, we had no purchases. For the year ended June 30, 2022, we had three vendors, whose supplies accounted for 60%, 27%, and 13% of the Company’s total purchases.

For the fiscal year ended June 30, 2023, we had no sales. For the fiscal year ended June 30, 2022, we had no customers, whose sales accounted for more than 10% of our total sales.

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

Our Labor Force

As of June 30, 2023, we had 47 full-time employees. As required by applicable PRC law, we have entered into employment contracts with all our officers, managers and employees. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff.

Legal Proceedings

As of the date of this annual report, the Company is not a party to any legal action.

Regulations

This section sets forth summarizes the most significant rules and regulations relating to our business activities in Singapore.

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

4.C. Organizational structure

Below is our organizational structure chart as of the date of this annual report.

4.D. Property, Plants and Equipment

Our U.S. executive offices are located at 80 Broad Street, 5th Floor, New York, NY 10005, where we lease premises of a shared office, with a lease term of one year from October 11, 2023 to October 11, 2024. We lease all of our offices from independent third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts in included in the fiscal years ended June 30, 2023, 2022 and 2021 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

Summary of Business

We are an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence in the entertainment industry, and primarily provide services via our wholly-owned subsidiaries, Color Star DMCC, Color Metaverse, and CACM Group NY, Inc. We strive to deliver world-class entertainment experiences and promoting entertainment exchange with our strong resources and deep connections in the industry.

We launched our online cultural entertainment platform, Color World, globally on September 10, 2020. We used to operate Color World by Color Sky Entertainment Limited, our subsidiary in Hong Kong, which was formerly known as Color China Entertainment Limited. After our internal reallocation of resources, since September 2022, we have operated Color World through Color DMCC, our United Arab Emirate subsidiary, and Color Metaverse, our Singapore subsidiary. It used to be a platform primarily providing celebrity-led education services. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, we have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features. Since transforming into a metaverse platform, Color World has been inviting many global superstar celebrities to join the platform to expand on the celebrity content by creating more celebrity masterclasses, online virtual performances, celebrity merchandise, games and so on. We are keep adding new modules to Color World to enrich the metaverse community. In the future, we plan to add more virtual locations as well as digital products. As of the date of this report, we do not have any operations in the PRC.

We are committed to the development of entertainment technology and artificial intelligent technology. We strive to create a parallel world of entertainment, allowing more people to realize their dreams in the virtual entertainment world.

Management’s Plan for the Business

We believe that the online entertainment and education platform built by Color DMCC and Color Metaverse will bring innovative changes to the current state of education and entertainment industry, with the goal to eliminate the boundaries of nationality, region, and cultural differences in the entertainment area. Through the Internet, Color Metaverse can provide professional entertainment and music education globally. We aim to recruit an All-Star Crew to be coaches on the Color Star program, including top-notch professional vocalists, producers, musicians and more.

The past COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and education are experiencing enormous growth which we believe will last long after the pandemic. We believe that these market conditions have created tremendous opportunities for our business plans, and therefore we expect to focus on the expansion of Color Metaverse’s business in light of their great potential for revenue generation and profitability.

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

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended
	2023	2022	2021
Revenue	$-	$(16,519,081)	$(6,783,957)
Cost of Revenue	-	8,546,840	4,139,251
Gross Profit	-	7,972,241	2,644,706
Selling, general and administrative expenses	(15,017,532)	(13,861,742)	(5,664,675)
Provision for expected credit losses	(9,850,811)	-	-
Research and development expenses	(121,580)	(68,275,869)	(817,794)
Stock compensation expense	(3,493,563)	(4,732,700)	(5,717,900)
Impairment loss of long-lived assets	(9,357,062)	-	(99,943)
Loss from operations	(37,840,548)	(78,898,070)	(9,655,606)
Other income (expense), net	(9,117)	1,689,952	16,993
Loss before provision for income taxes	(37,849,665)	(77,208,118)	(9,638,613)
Provision for income taxes	-	-	-
Loss from continuing operations	(37,849,665)	(77,208,118)	(9,638,613)
Income from discontinued operations	-	-	1,400,100
Net loss	$(37,849,665)	$(77,208,118)	$(8,238,513)

Fiscal Year Ended June 30, 2023 Compared to Fiscal Year Ended June 30, 2022

	For the years ended June 30,
				Percentage
	2023	2022	Change	Change
Revenue	$-	$16,519,081	$(16,519,081)	(100)%
Cost of revenue	-	8,546,840	$(8,546,840)	(100)%
Gross profit	-	7,972,241	$(7,972,241)	(100)%
Selling, general and administrative expenses	(15,017,532)	(13,861,742)	$1,155,790	8%
Provision for expected credit losses	(9,850,811)	-	$9,850,811	100%
Research and development expenses	(121,580)	(68,275,869)	$(68,154,289)	(100)%
Stock compensation expense	(3,493,563)	(4,732,700)	$(1,239,137)	(26)%
Impairment loss of long-lived assets	(9,357,062)	-	$9,357,062	100%
Loss from operations	(37,840,548)	(78,898,070)	$(41,057,522)	(52)%
Total other income (expense), net	(9,117)	1,689,952	$(1,699,069)	(101)%
Loss before provision for income taxes	(37,849,665)	(77,208,118)	$(39,358,453)	(51)%
Provision for income taxes	-	-	$-	-%
Net loss	$(37,849,665)	$(77,208,118)	$(39,358,453)	(51)%

Revenue. There was no revenue for the year ended June 30, 2023. During the year ended June 30, 2022, we generated approximately $16.5 million online music education academy subscription revenue from our Color World App. Our Color World App officially went live in January 2021 and over 300,000 paid subscribers joined our App from January to June 2021. Our App membership subscription fees will provide our members unlimited access for 1 year to our App except for on-demand contents with additional charge during the period from January 1 to June 30, 2021. In July 2021, we are no longer required our subscribers to pay for the annual subscription fee. We had three on-demand contents going live in during the year ended June 30, 2022, with over 1.3 million subscribers paid for these three on-demand contents.

	For the year ended June 30,
				Percentage
Revenue	2023	2022	Change	Change
Online music education academy subscription	$-	$16,519,081	$(16,519,081)	(100)%
Total Revenue	$-	$16,519,081	$(16,519,081)	(100)%

Cost of Revenue. There was no cost of revenue for the year ended June 30, 2023. Our online music education academy cost of revenue of approximately $8.5 million for the year ended June 30, 2022 was mainly attributable to the amortization of copyrights of the total payments we made to purchase the online courses that were produced by our paid artists. We amortized the copyrights with limited useful life over their estimated expected useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which is the estimated useful life that we expected it will contribute to our App before we are required to renew the contents of such copyrights.

	For the year ended June 30,
				Percentage
Cost of Revenue	2023	2022	Change	Change
Online music education academy subscription	$-	$8,546,840	$(8,546,840)	(100)%
Total Cost of Revenue	$-	$8,546,840	$(8,546,840)	(100)%

Gross Profit. No gross profit during the year ended June 30, 2023. We had a gross profit of approximately $8.0 million for the online education academy App during the year ended June 30, 2022.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $15.0 million for the year ended June 30, 2023 as compared to approximately $13.9 million for the year ended June 30, 2022, an increase of approximately $1.1 million.

The increase was primarily due to approximately $5.8 million increase in amortization expense of our intangible assets offset by approximately $1.9 million decrease in advertising expenses, approximately $1.4 million decrease in depreciation expenses as we disposed all of our performance equipment during the year ended June 30, 2022, approximately $1.2 million decrease in professional fees, approximately $0.1 million decrease in travel expenses, and approximately $0.3 million decrease in service charges fee by our App payment collections agent.

Provision for expected credit losses. Provision for expected credit losses were approximately $9.9 million and $0 for the years ended June 30, 2023 and 2022, respectively. The increase was primarily due to approximately $7.5 million increase in provision for expected credit losses expenses on other receivables as cancelled our online concert and one of our live concerts for which we are in the negotiation process with our concert vendors for the potential refunds. The increase also attributes to approximately $2.4 million increase in provision for expected credit losses expenses on accounts receivable as we had more aged account receivables as of June 30, 2023 as compared to June 30, 2022.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. During the years ended June 30, 2023 and 2022, we spent approximately $0.1 million and $68.3 million on the development of augmented reality functions in out Color World App and maintaining our online education academy App, Color World internally, respectively.

Stock Compensation Expenses. Stock compensation expenses were approximately $3.5 million for the year ended June 30, 2023 as compared to approximately $4.7 million for the year ended June 30, 2022. The decrease was mainly due to the drop of our stock price which a lower fair value of stock issued as compensation during the year ended June 30, 2023 as compared to the same period in 2022.

Loss from Operations. We incurred losses from operations of approximately $37.8 million and approximately $78.9 million for the years ended June 30, 2023 and 2022, respectively. The decrease of approximately $41.1 million in losses was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had a total other expense, net, of approximately $9,000 and other income, net, of approximately $1.7 million during the years ended June 30, 2023 and 2022, respectively. The change was mainly due to one of our vendor is no longer able to execute the pre-arranged artist performance contract and paid us a settlement fee of approximately $1.7 million during the year ended June 30, 2022 and we did not have such transaction during the year ended June 30, 2023.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2023 and 2022 as we had operating losses.

Net Loss. We incurred a net loss of approximately $37.9 million for the year ended June 30, 2023, as compared to a net loss of approximately $77.2 million for the year ended June 30, 2022. This change was the result of the combination of the changes as discussed above.

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

Revenue. We generated approximately $16.5 million online music education academy subscription revenue from our Color World App (the “App”) during the year ended June 30, 2022 as compared to approximately $4.5 million during the year ended June 30, 2021. Our Color World App officially went live in January 2021 and over 300,000 paid subscribers joined our App from January to June 2021. Our App membership subscription fees will provide our members unlimited access for one year to our App except for on-demand contents with additional charge during the period from January 1 to June 30, 2021. In July 2021, we no longer required our subscribers to pay for the annual subscription fee. We had three on-demand contents going live in during the year ended June 30, 2022, with over 1.3 million subscribers paid for these three on-demand contents as compared to two on-demand contents going live in during the year ended June 30, 2021 with over 1.5 million subscribers who also paid for these two on-demand contents. In addition, during the year ended June 30, 2021, we generated approximately $2.3 million subscription revenue from the online concert we held on September 10, 2020. Our sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. The online concert subscription revenue we recognized is net of App payment collections agent service fee.

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

Net Loss. We incurred a net loss of approximately $77.2 million for the year ended June 30, 2022, as compared to a net loss of approximately $8.2 million for the year ended June 30, 2021. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $0.2 million, which was held by our consolidated entities in the U.S. and Hong Kong.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in online entertainment performance and online music education services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $10.7 million as of June 30, 2023 as compared to approximately $22.8 million as of June 30, 2022.

In addition, due to the nature of online entertainment performance and online education industries, we collect payments in advance so we should have minimal liquidity risk. We also completed a few rounds of equity financing and received net proceeds of approximately $5.0 million from sales of our units and approximately $1.5 million through our private placement offering during the year ended June 30, 2023.

In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as our core features but we are currently suspending such revenue stream. We are expected to resume generating revenue again in November 2023 because we are planning to transform our Color World App into a paid subscripted fee version for our users. If we are unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support our working capital, including our recently completed equity financing transaction of approximately $5.0 million on September 14, 2022 and private placement offering of approximately $1.5 million on December 20, 2022. However, there is no assurance that management will be successful in their future plans. Our unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended June 30,
	2023	2022	2021

Net cash used in operating activities from continuing operations	$(7,878,729)	$(29,403,078)	$(2,803,980)
Net cash used in investing activities from continuing operations	-	(14,219,652)	(66,923,243)
Net cash provided by investing activities from discontinued operations	-	-	1,400,100
Net cash provided by financing activities from continuing operations	7,245,889	44,320,854	67,512,616
Net change in cash and cash equivalents	$(632,840)	$698,124	$(814,507)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $7.9 million for the year ended June 30, 2023, which was mainly due to a net loss of approximately $37.8 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $9.9 million of provision for expected credit losses, approximately $3.5 million of stock compensation expense, approximately $13,000 of depreciation expense, approximately $5.8 million of amortization expense, and approximately $9.4 million of impairment loss of long-lived assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of prepayment of approximately $0.2 million as we prepaid service fees for live concert productions and the decrease of accounts payable of approximately $0.5 million as we paid royalty fee to our on-demand content vendor during the period. The net cash outflow was offset by the decrease in accounts receivable of approximately $0.2 million, the decrease in other receivables of approximately $1.3 million, and the increase in other payables and accrued liabilities of approximately $0.6 million.

Net cash used in operating activities totaled approximately $29.4 million for the year ended June 30, 2022, which was mainly due to a net loss of approximately $77.2 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $4.7 million of stock compensation expense, approximately $1.4 million of depreciation expense, and approximately $4.5 million of amortization expense. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of prepayment of approximately $16.0 million as we prepaid service fees for both online and live concert productions and the prepayment of advisement fees, and the decrease of deferred revenues of approximately $3.6 million. The net cash outflow was offset by the research and development expense of $52.0 million prepaid in prior period, the decrease of accounts receivable of approximately $0.7 million for the Color World App subscription fees due from App payment collections agent, the increase of accounts payable of approximately $3.8 million as we incurred royalty fee to be paid to our on-demand content vendor and the increase of other payables and accrued liabilities of approximately $0.4 million.

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

Investing Activities

There were no investing activities during the year ended June 30, 2023.

Net cash used in investing activities was approximately $14.2 million for year ended June 30, 2022, which was primarily attributable to the purchase of intangible assets of approximately $15.1 millions and purchase of equipment of 39,602.

Net cash used in investing activities was approximately $66.9 million for the year ended June 30, 2021, which was primarily attributable to the prepayment of $52.0 million to a software development vendor of developing augmented reality functions in our Color World App, the purchase of equipment of approximately $2.0 million and purchase of intangible assets of approximately $12.9 million.

Financing Activities

Net cash provided by financing activities totaled approximately $7.2 million for the year ended June 30, 2023, which was due to the sale of units of approximately $1.5 million through our private placement offering, the sale of units, net of offering costs, of approximately $5.0 million, the borrowings from our related parties of approximately $0.2 million to pay for certain operating expenses and the proceeds from the exercise of warrants from the warrants holders of approximately $0.5 million.

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

5.C. Research and Development, Patents and Licenses, etc.

Research and Development

During the years ended June 30, 2023 and 2022, we spent approximately $0.1 million and $68.3 million, respectively, on developing augmented reality functions in our Color World App and maintaining our online education academy App, Color World internally. During the year ended June 30, 2021, we spent approximately $0.8 million, among which, approximately $0.5 million on developing and maintaining our online education academy App – Color World internally and approximately $0.3 million amortization expense of the online courses patent prior to our Color World App go live in January 2021.

Patents and Licenses, etc.

As of June 30, 2023 and 2022, we held approximately $14.0 million and $25.6 million of copyrights, net of accumulated amortization, respectively.

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

Stock-based compensation

We record stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. Our expected volatility assumption is based on the historical volatility of our stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on our current and expected dividend policy.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wei Zhang	41	Chairman of the Board and Director
Louis Luo	32	Director and Chief Executive Officer
Lili Jiang	32	Chief Financial Officer
Ahmed Essa Mohammad Saleh	26	Independent Director
Muhammad Irfan	44	Independent Director
Ahmad Khalfan Ahmad Saeed Almansoori	32	Independent Director
Hung-Jen Kuo	50	Independent Director
Honglei Jiang	41	Independent Director

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

Louis Luo

Mr. Louis Luo, has served as the Branch Manager of Beijing Zhongke Jinde Health Management Co. from March 2021 to November 2022. From September 2016 to November 2019, Mr. Luo served as Director of Events of MingAi International Guangzhou. From June 2014 to July 2017, Mr. Luo served as Operations Director of Golden Ocean Travel, Dubai Branch. Mr. Luo obtained his bachelor’s degree in Production Automation Process and Electrical Engineering and Automation from Central South University.

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

Ahmed Essa Mohammad Saleh

Mr. Ahmad Essa Mohammed Saleh is the founder of a company specializing in one-stop solution for all desert bike technicalities and he has also served as the managers of a company in the industry of equestrianism since 2015.

Muhammad Irfan

Mr. Muhammed Irfan has established and operated several film production-related companies, and has been serving in a film production company as the managing director for more than ten years.

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

Honglei Jiang

Mr. Honglei Jiang, has served as the chairman of the board of Beijing Huaihao Education Consulting Co., Ltd. since 2020. From 2017 to 2020, Mr. Jiang served as chief executive officer of Deyi Financial Leasing Co., Ltd. From February 2015 to December 2016, Mr. Jiang served as executive vice president of Kunsheng Financial Leasing Co., Ltd. Mr. Jiang earned his master’s degree in investment economics from Dongbei University of Finance & Economics in 2008, and obtained his bachelor’s degree in economics from Changchun University of Science and Technology in 2005.

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

6.B. Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal years ended June 30, 2023 and 2022.

Name and Principal Position	Year Ended June 30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wei Zhang,	2023	172,000	-	277,450	-	-	-	-	449,450
Chairman of the Board	2022	169,591	-	26,700	-	-	-	-	196,291

Louis Lou,	2023	22,500	-	30,675	-	-	-	-	53,175
Chief Executive Officer	2022	-	-	-	-	-	-	-	-

Farhan Qadir,	2023	63,261	-	320,100	-	-	-	-	383,361
Former Chief Executive Officer	2022	-	-	-	-	-	-	-	-

Lili Jiang,	2023	125,000		175,163	-	-	-	-	300,663
Chief Financial Officer	2022	180,000	-	238,140	-	-	-	-	418,140

Lucas Capetian	2023	-	-	-	-	-	-	-	-
Former CEO	2022	61,905	-	45,900	-	-	-	-	107,805

Basil Wilson	2023	-	-	-	-	-	-	-	-
Former Chairman and CEO	2022	85,000	-	154,000	-	-	-	-	239,000

Biao Lu	2023	-	-	-	-	-	-	-	-
Chief Artistic Officer	2022	120,000	-	209,183	-	-	-	-	329,183

The executive directors did not to receive any compensation for serving on the Board. The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2023.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Ahmad Khalfan Ahmad Saeed Almansoori	36,000	-	-	-	-	-	36,000

Hung-Jen Kuo	36,000	-	-	-	-	-	36,000

Ahmad Essa Mohammed Saleh	21,000	-	-	-	-	-	21,000

Honglei Jiang	18,000	-	-	-	-	-	18,000

Muhammed Irfan	21,000	-	-	-	-	-	21,000

Long Yi	18,409	-	-	-	-	-	18,409

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

Audit Committee

Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo and Honglei Jiang are members of our Audit Committee, and Honglei Jiang serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

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

Compensation Committee

Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo and Honglei Jiang are members of our Compensation Committee, and Ahmad Khalfan Ahmad Saeed Almansoori serves as the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. The Compensation Committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our senior executives; and

●	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo and Honglei Jiang are members of our Nominating and Corporate Governance Committee, and Hung-Jen Kuo is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

6.D. Employees

See the section entitled “Our Labor Force” in Item 4 above.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of November 13, 2023 for:

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

80 Broad Street, 5th Floor

New York, NY 10005.

	Total Ordinary Shares (As-Converted Basis) Beneficially Owned
Name of Beneficial Owners	Number	%(1)
Directors and Executive Officers:
Wei Zhang	202,500	0.85%
Louis Luo	50,000	0.21%
Lili Jiang	123,000	0.52%
Ahmed Essa Mohammad Saleh	-	-
Muhammad Irfan	-	-
Ahmad Khalfan Ahmad Saeed Almansoori	-	-
Hung-Jen Kuo	-	-
Honglei Jiang	-	-
Principal Shareholders:
Vast Ocean, Inc.	2,320,000	9.78%

*	Less than 1%

(1)	Applicable percentage of ownership is based on 22,511,012 Class A Ordinary Shares Ordinary Shares and 1,200,000 Class B Ordinary Shares outstanding as of November 13, 2023, for each shareholder.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6.E. Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Except as discussed below, since the beginning of fiscal year 2021, there have not been any transactions, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Other payables - related parties

Other payables - related party consisted of the following:

Name of Related Party	Relationship	Nature	June 30, 2023	June 30, 2022
Weili He	Former Chief Financial Officer (“CFO”) of the Company who held less than 5% of the Company ordinary shares currently	Salary Payable	$-	$10,711
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	580,000	350,000
Jehan Zeb Khan	Director and Former Co-Acting CEO of the Company	Interest-free loan, due on demand	-	2,173
Total			$580,000	$362,884

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this Annual Report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company - B. Business Overview - Legal Proceedings.”

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “ADD.” The shares began trading on February 25, 2013 on the Nasdaq Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Class A ordinary shares are currently traded on the Nasdaq Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our 2023 Amended and Restated Memorandum and Articles, the Companies Act (As Revised) of the Cayman Islands, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date hereof, the authorized share capital of the Company is USD$32,000,000.00 divided into 700,000,000.00 Class A Ordinary shares with a nominal or par value of USD$0.04 and 100,000,000 Class B Ordinary shares (the “Ordinary Shares”). The increase of the authorized share capital was approved by the special resolution of Shareholders passed on March 24, 2023. As of November 13, 2023, 22,511,012 Class A Ordinary Shares are issued and outstanding and 1,200,000 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

Ordinary Shares

The following are summaries of material provisions of our 2023 Amended and Restated Memorandum and Articles, corporate governance policies and the Companies Act (As Revised) of the Cayman Islands insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company

Under our 2023 Amended and Restated Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital

The holders of our Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of the 2023 Amended and Restated Memorandum and Articles, to vote thereat.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act (As Revised) of the Cayman Islands and to our 2023 Amended and Restated Memorandum and Articles.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded by the chairman or persons holding certain amounts of shares as set forth in the 2023 Amended and Restated Memorandum and Articles. Actions that may be taken at a general meeting also may be taken by a unanimous resolution of the shareholders in writing.

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

A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the 2023 Amended and Restated Memorandum and Articles and reduce the share capital.

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

Our 2023 Amended and Restated Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our 2023 Amended and Restated Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the 2023 Amended and Restated Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions

Some provisions of our 2023 Amended and Restated Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our 2023 Amended and Restated Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our 2023 Amended and Restated Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than one-fourth (twenty-five percent) of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our 2023 Amended and Restated Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our 2023 Amended and Restated Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than one-fourth (twenty-five percent) of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our 2023 Amended and Restated Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our 2023 Amended and Restated Memorandum and Articles require us to indemnify our officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current 2023 Amended and Restated Memorandum and permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the 2023 Amended and Restated Memorandum and Articles.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current 2023 Amended and Restated Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, 2023 Amended and Restated Memorandum and Articles do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but the 2023 Amended and Restated Memorandum and Articles does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the 2023 Amended and Restated Memorandum and Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act (As Revised) of the Cayman Islands and the 2023 Amended and Restated Memorandum and Articles, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the 2023 Amended and Restated Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current 2023 Amended and Restated Memorandum and Articles may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our 2023 Amended and Restated Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the 2023 Amended and Restated Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Foreign Currency Exchange.”

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors - Risk Factors Relating to Doing Business in China -If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

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

Based on that evaluation, we concluded that as of June 30, 2023, due to the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements or external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2023. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2023, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

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

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Honglei Jiang, Ahmad Khalfan Ahmad Saeed Almansoori and Hung-Jen Kuo. Our board of directors has determined Honglei Jiang, Ahmad Khalfan Ahmad Saeed Almansoori and Hung-Jen Kuo are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Honglei Jiang meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

The Board has adopted a Code of Conduct and Ethics that applies to the Company’s directors, officers and employees. A copy of this policy is available via our website at www.colorstarinternational.com. Printed copies of our Code of Ethics may be obtained, without charge, by contacting the Corporate Secretary, Color Star Technology Co., Ltd., located at

80 Broad Street, 5th Floor

New York, NY 10005.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended June 30, 2023	Year Ended June 30, 2022

Audit fees(1)	$279,000	205,700
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	14,230	18,760
Total	$293,230	224,460

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-30.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1	Fifth Amended and Restated Memorandum and Articles of Association, adopted by special resolution of shareholders dated March 24, 2023 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 3, 2023)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

4.1	Employment Agreement by and between Farhan Qadir and Color Star Technology Co., dated August 9, 2022 (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on August 9, 2022)

4.2	Director Agreement by and between Wei Zhang and Color Star Technology Co., dated August 9, 2022 (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on August 9, 2022)

4.3	Form of Securities Purchase Agreement between the Company and the Purchaser dated September 14, 2022 in connection to the September 2022 Offering (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on September 15, 2022)

4.4	Form of Investor Warrant in connection to the September 2022 Offering (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K/A filed with the SEC on September 20, 2022)

4.5	Form of Amendment to Securities Purchase Agreement between the Company and the Purchasers September 18, 2022 in connection to the September 2022 Offering (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K/A filed with the SEC on September 20, 2022)

4.6	Form of Placement Agency Agreement, between the Company and Maxim Group, LLC dated September 14 in connection to the September 2022 Offering (Incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K/A filed with the SEC on September 20, 2022)

4.7	Form of Amendment to Placement Agency Agreement, between Color Star Technology Co., Ltd. and Maxim Group, LLC dated September 18, 2022 in connection to the September 2022 Offering (Incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K filed with the SEC on September 20, 2022)

4.8	Phone Purchase Agreement dated September 3, 2022 (Incorporated by reference to Exhibit 4.70 of the Company’s Annual Report on Form 20-F filed with the SEC on November 14, 2022)

4.9	Director Agreement by and between Ahmad Essa Mohammed Saleh and Color Star Technology Co., Ltd. dated December 1, 2022 (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on December 5, 2022)

4.10	Director Agreement by and between Muhammed Irfan and Color Star Technology Co., Ltd. dated December 1, 2022 (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on December 5, 2022)

4.11	Director Offer Letter, dated January 4, 2023, by and between Honglei Jiang and Color Star Technology Co., Ltd. (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on January 6, 2023)

4.12	Form of the Securities Purchase Agreement (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on January 6, 2023)

4.13	Share Purchase Agreement dated January 11, 2023 (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on February 6, 2023)

4.14	2023 Equity Incentive Plan of Color Star Technology Co., Ltd. (Incorporated by reference to Appendix B of Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on February 16, 2023)

4.15	Employment Agreement, dated February 14, 2023, by and between Louis Luo and Color Star Technology Co., Ltd. (Incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on February 16, 2023)

4.16	Concert Cooperation Agreement dated May 19, 2023 by and among the Company, Rich America and Color Star (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on May 31, 2023)

4.17	Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on July 12, 2023)

4.18	Form of Convertible Promissory Note (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on July 12, 2023)

4.19	Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on November 9, 2023)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COLOR STAR TECHNOLOGY CO., LTD.

/s/ Louis Luo
	Name:	Louis Luo
	Title:	Chief Executive Officer

Date: November 14, 2023

COLOR STAR TECHNOLOGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022 AND 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Color Star Technology Co., Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Color Star Technology Co., Ltd. and subsidiaries (the Company) as of June 30, 2023 and 2022, and the related statements of operations and shareholders' equity, and cash flows for each of the three years in the peiord ended ended June 30, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements).. In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of June 30, 2023 and 2022, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2023, in conformity with U.S. generally accepted accounting principles..

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficits, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Going concern evaluation

Description of the Matter

As reflected in the financial statements, the Company has a history of operating losses and negative operating cash flows and has no revenue for the year ended June 30, 2023. Accordingly, the Company has determined that these factors raise substantial doubt as to the its ability to continue as a going concern for a period of one year from the issuance of this financial statements. Management intends to transform the Color World App into a fee subscription version, and fund its business by way of private placements as may be required. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

This significant unusual situation is a critical audit matter as it relates to a material disclosure of going concern and involved complex estimation by management.

The procedures we performed to address this critical audit matter, among others, included:

●	Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

●	Assessing the management’s plans and forecast, and obtaining sufficient appropriate audit evidence to determine whether the substantial doubt can be alleviated or still exists;

●	Reviewing the relevant disclosures to the consolidated financial statements..

Impairment assessment on intangible assets

Description of the Matter

As reflected in the financial statements, at June 30, 2023, the Company’s intangible assets was $13.97 million. As disclosed in Note 2 to thefinancial statements, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable.

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

/s/ Audit Alliance LLP

Singapore, November 14, 2023

PCAOB ID Number 3487

We have served as the Company’s auditor since 2021.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$239,473	$872,313
Accounts receivable, net	-	2,507,981
Other receivables, net	5,500,332	6,819,050
Prepayments	10,307,226	17,666,664
Total current assets	16,047,031	27,866,008

NON-CURRENT ASSETS
Plant and equipment, net	17,028	30,228
Intangible assets, net	13,966,083	25,566,958
Prepayments - non-current	12,061	-
Total non-current assets	13,995,172	25,597,186

Total assets	$30,042,203	$53,463,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,270,945	$3,770,945
Other payables and accrued liabilities	1,474,823	885,601
Other payables - related parties	580,000	362,884
Total current liabilities	5,325,768	5,019,430

Total liabilities	5,325,768	5,019,430

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.04 par value, 700,000,000 shares authorized, 14,991,012 and 2,758,920 shares issued and outstanding as of June 30, 2023 and 2022, respectively*	599,640	192,788
Class B ordinary shares, $0.04 par value, 100,000,000 shares authorized, 1,200,000 and 0 shares issued and outstanding as of June 30, 2023 and 2022, respectively*	48,000	-
Additional paid-in-capital	213,146,190	195,654,317
Deferred stock compensation	(3,857,367)	(32,978)
Accumulated deficit	(185,220,028)	(147,370,363)
Total shareholders’ equity	24,716,435	48,443,764

Total liabilities and shareholders’ equity	$30,042,203	$53,463,194

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022 and the alteration of the authorized issued share capital from ordinary shares into Class A and Class B ordinary shares on March 24, 2023

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
	2023	2022	2021
REVENUE	$-	$16,519,081	$6,783,957

COST OF REVENUE	-	8,546,840	4,139,251

GROSS PROFIT	-	7,972,241	2,644,706

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(15,017,532)	(13,861,742)	(5,664,675)
PROVISION FOR EXPECTED CREDIT LOSSES	(9,850,811)	-	-
RESEARCH AND DEVELOPMENT EXPENSES	(121,580)	(68,275,869)	(817,794)
STOCK COMPENSATION EXPENSE	(3,493,563)	(4,732,700)	(5,717,900)
IMPAIRMENT LOSS OF LONG-LIVED ASSETS	(9,357,062)	-	(99,943)

LOSS FROM OPERATIONS	(37,840,548)	(78,898,070)	(9,655,606)

OTHER INCOME (EXPENSE), NET
Other (expense) income, net	(2,844)	1,696,984	31,083
Interest income	-	1	136
Finance expense	(6,273)	(7,033)	(14,226)
TOTAL OTHER INCOME (EXPENSE), NET	(9,117)	1,689,952	16,993

LOSS BEFORE PROVISION FOR INCOME TAXES	(37,849,665)	(77,208,118)	(9,638,613)

PROVISION FOR INCOME TAXES	-	-	-

LOSS FROM CONTINUING OPERATIONS	(37,849,665)	(77,208,118)	(9,638,613)

DISCONTINUED OPERATIONS:
Net gain on sale of discontinued operations, net of applicable income taxes	-	-	1,400,100

NET LOSS	$(37,849,665)	$(77,208,118)	$(8,238,513)

LOSS PER CLASS A and CLASS B ORDINARY SHARE
Weighted average number of shares*
Basic and diluted	9,167,238	3,880,561	1,702,387

Loss per share - basic and diluted*
Continuing operations	$(4.13)	$(19.90)	$(5.66)
Discontinued operations	$-	$-	$0.82
Total	$(4.13)	$(19.90)	$(4.84)

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022 and the alteration of the authorized issued share capital from ordinary shares into Class A and Class B ordinary shares on March 24, 2023

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Class A Ordinary shares*		Class B Ordinary shares*		Additional	Deferred
	Number of	Par	Number of	Par	paid-in	share	Accumulated
	shares	amount	shares	amount	capital	compensation	deficit	Total
BALANCE, June 30, 2020	640,599	$25,624	-	-	$69,689,789	$(1,201,183)	$(61,923,732)	$6,590,498
Sale of ordinary shares	1,431,260	57,250	-	-	62,283,775	-	-	62,341,025
Ordinary shares issued for exercise of warrants	341,432	13,657	-	-	5,157,934	-	-	5,171,591
Ordinary shares issued for acquisition of equipment	151,508	6,061	-	-	3,811,939	-	-	3,818,000
Ordinary shares issued for acquisition of intangible assets	45,371	1,815	-	-	1,548,185	-	-	1,550,000
Ordinary shares issued for services	17,500	700	-	-	440,300	-	-	441,000
Ordinary shares issued for compensation	128,250	5,130	-	-	4,091,370	-	-	4,096,500
Unvested restricted ordinary shares issued to officer	3,000	120	-	-	969,880	(970,000)	-	-
Forfeiture of unvested restricted ordinary shares	-	-	-	-	(308,400)	308,400	-	-
Stock compensation expense	-	-	-	-	-	1,180,400	-	1,180,400
Net loss	-	-	-	-	-	-	(8,238,513)	(8,238,513)
BALANCE, June 30, 2021	2,758,920	110,357	-	-	147,684,772	(682,383)	(70,162,245)	76,950,501
Sale of ordinary shares	1,815,624	72,625	-	-	43,864,577	-	-	43,937,202
Ordinary shares issued for compensation	215,625	8,625	-	-	4,242,670	(86,260)		4,165,035
Ordinary shares issued for exercise of warrants	3,775	151	-	-	31,328	-	-	31,479
Forfeiture of unvested restricted ordinary shares	-	-	-	-	(168,000)	168,000	-	-
Stock compensation expense	-	-	-	-	-	567,665	-	567,665
Net loss	-	-	-	-	-	-	(77,208,118)	(77,208,118)
Additional ordinary shares of round up adjustment due to retroactive effect of the 40-for-1 reverse share	25,756	1,030	-	-	(1,030)	-	-	-
BALANCE, June 30, 2022	4,819,700	192,788	-	-	195,654,317	(32,978)	(147,370,363)	48,443,764
Sale of units	1,750,000	70,000	-	-	4,948,985	-	-	5,018,985
Sale of ordinary shares	1,200,000	48,000	-	-	1,452,000	-	-	1,500,000
Ordinary shares issued for acquisition of intangible assets	2,400,000	96,000	-	-	3,504,000	-	-	3,600,000
Ordinary shares issued for services	3,300,000	132,000	-	-	4,245,000	(3,800,125)	-	576,875
Ordinary shares issued for compensation	2,300,000	92,000	-	-	2,861,410	(123,290)	-	2,830,120
Ordinary shares issued for exercise of warrants	421,312	16,852	-	-	492,936	-	-	509,788
Conversion of Class A ordinary shares into Class B shares	(1,200,000)	(48,000)	1,200,000	48,000	-	-	-	-
Forfeiture of unvested restricted ordinary shares	-	-	-	-	(12,458)	12,458	-	-
Stock compensation expense	-	-	-	-	-	86,568	-	86,568
Net loss	-	-	-	-	-	-	(37,849,665)	(37,849,665)
BALANCE, June 30, 2023	14,991,012	$599,640	1,200,000	$48,000	$213,146,190	$(3,857,367)	$(185,220,028)	$24,716,435

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022 and the alteration of the authorized issued share capital from ordinary shares into Class A and Class B ordinary shares on March 24, 2023

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(37,849,665)	$(77,208,118)	$(8,238,513)
Net income (loss) from discontinued operations			1,400,100
Net loss from continuing operations	(37,849,665)	(77,208,118)	(9,638,613)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for expected credit losses	9,850,811	-	-
Depreciation	13,200	1,445,573	1,536,178
Amortization	5,843,813	4,450,895	2,180,917
Research and development expenses	-	52,000,000	-
Stock compensation expense	3,493,563	4,732,700	5,717,900
Impairment loss of long-lived assets	9,357,062	-	99,943
Gain on disposal of equipment	-	(94,984)	-
Gain on debt settlement	-	-	(25,092)
Changes in operating assets and liabilities
Accounts receivable	157,170	683,730	(3,191,711)
Other receivables	1,318,718	8,900	(6,600)
Prepayments	(152,623)	(15,964,364)	(3,247,827)
Accounts payable	(500,000)	3,770,945	-
Other payables and accrued liabilities	589,222	368,466	174,104
Deferred revenue	-	(3,596,821)	3,596,821
Net cash used in operating activities	(7,878,729)	(29,403,078)	(2,803,980)

CASH FLOWS FROM INVESTING ACTIVITIES:
Prepayments for intangible assets	-	-	(52,000,000)
Purchase of equipment	-	(39,602)	(2,020,000)
Purchase of intangible assets	-	(15,180,000)	(12,903,243)
Proceeds from sales of equipment	-	999,950	-
Net cash used in investing activities from continuing operations	-	(14,219,652)	(66,923,243)
Net cash provided by investing activities from discontinued operations	-	-	1,400,100
Net cash used in investing activities	-	(14,219,652)	(65,523,143)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from related parties	217,116	352,173	-
Proceeds from sale of units, net of offering costs	5,018,985	-	-
Proceeds from sale of ordinary shares, net of offering costs	1,500,000	43,937,202	62,341,025
Proceeds from exercise of warrants	509,788	31,479	5,171,591
Net cash provided by financing activities	7,245,889	44,320,854	67,512,616

NET CHANGE IN CASH AND CASH EQUIVALENTS	(632,840)	698,124	(814,507)

CASH AND CASH EQUIVALENTS, beginning of year	872,313	174,189	988,696

CASH AND CASH EQUIVALENTS, end of year	$239,473	$872,313	$174,189

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Ordinary shares issued for acquisition of equipment	$-	$-	$3,818,000
Ordinary shares issued for acquisition of intangible assets	$3,600,000	$-	$1,550,000
Transfer of prepayments to intangible assets	$-	$2,565,527	$-
Unpaid receivable from disposal of equipment	$-	$6,819,050	$-

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Color Star Technology Co., Ltd. (the “Company” or “Color Star”) is an entertainment and education company which provides online entertainment performances and online music education services via its wholly-owned subsidiary, Color Star DMCC (“DMCC”).

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

On November 22, 2021, Color China changed its name from “Color China Entertainment Limited” to “Color Sky Entertainment Limited.”

CACM Group NY, Inc.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. Prior to September 2023, the Company is using CACM as its headquarters and as a holding company in the United States of America. Starting in September 2023, CACM has begun to provide construction management consulting services.

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

Color Sky

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and online education are experiencing enormous growth which the Company believes will last long after the pandemic. In order to expand the Company’s global reach and to enter into an online business, on May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color Sky Entertainment Limited (“Color Sky”), a Hong Kong limited company, and shareholders of Color Sky (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired all of the outstanding issued shares in Color Sky from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color Sky, the Company agreed to issue 115,834 ordinary shares of the Company and paid an aggregate of $2,000,000 to the Sellers. On June 3, 2020, the Acquisition was consummated and the Company issued 115,834 ordinary shares of the Company to the Sellers and closed on the same date. Since Color Sky had no business operations other than holding a significant collection of music performance specific equipment, the transaction has been treated as an acquisition of assets, as it did not meet the definition of a business. The Company plans to make Color Sky an emerging online performance and online music education provider with a significant collection of performance specific assets -- leveraging professional experience of the Company’s new Chief Executive Officer (“CEO”) who has established good relationships with major record companies, renowned artists and entertainment agencies around the world. Color Sky is in the process of building an online entertainment and music education platform featuring artists and professional producers as its lead instructors. Color Sky officially launched its online cultural entertainment platform, Color World, globally on September 10, 2020. The Color World platform (or online education academy App) has not only celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication.

On January 11, 2023, the Company, Color Sky, and Tian Jie (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Color Sky in exchange for no consideration. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Color Sky and as a result, assume all assets and liabilities of Color Sky. The Disposition closed on February 3, 2023 after the satisfaction of all closing conditions. The Disposition resulted in the recognition of a loss of $2,844 that is recorded in the accompanying consolidated statements of operations and comprehensive income (loss) in the caption of “other (expense) income, net” during the year ended June 30, 2023. The purpose of the Disposition was to transfer its Color Sky’s existing business from Hong Kong to United Arab Emirates under Color Star DMCC (“DMCC”). As DMCC has significant continuing involvement in its online cultural entertainment platform and the music industry business, this restructuring did not constitute a strategic shift that will have a major effect on the Company’s operations and financial results. Therefore, the results of operations for Color Sky were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Modern Pleasure International Limited

On June 18, 2021, Modern Pleasure International Limited (“Modern Pleasure”), a limited liability company, was incorporated in Hong Kong and is wholly established and owned by the Company. On December 16, 2022, Modern Pleasure was dissolved.

Color Metaverse Pte. Ltd.

On February 21, 2022, Color Metaverse Pte. Ltd. (“Color Metaverse”), a private company limited by shares, was incorporated in Singapore and is wholly established and owned by the Company. As of the date of this report, Color Metaverse has not commenced operations.

Color Star Technology Ohio Inc.

On August 11, 2022, Color Star Technology Ohio Inc. (“Color Star Ohio”) was incorporated in the State of Ohio and is 100% owned by the Company. As of the date of this report, Color Star Ohio has not commenced operations.

Color Star DMCC

On January 23, 2023, DMCC was incorporated in the United Arab Emirates with share capital of AED 50,000 divided into 50 Shares of AED 1,000 nominal value and is 100% owned by the Company. DMCC was established to carry out the music industry business in Color Sky after the Disposition.

Model Queen Limited

On August 9, 2023, Model Queen Limited (“Model Queen”) was incorporated in Hong Kong Special Administrative Region and is 100% owned by the Company. As of the date of this report, Model Queen has not commenced operations.

Hainan Yuhai Entertainment Co. Ltd.

On September 14, 2023, Hainan Yuhai Entertainment Co. Ltd. (“Color Star Hainan”) was incorporated in the Hainan Province of the People’s Republic of China (PRC) with registered capital of RMB 5.0 million and is 100% owned by Model Queen. Color Star Hainan was established to carry out the entertainment industry business in PRC. As of the date of this report, Color Star Hainan has not commenced operations.

Note 2 – Summary of significant accounting policies

Going concern uncertainty

The Company had an accumulated deficit of approximately $185.2 million as June 30, 2023 and had a net loss of approximately $37.8 million for the year ended June 30, 2023. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, the Company may be required to curtail or cease its operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support its working capital. However, there is no assurance that management will be successful in their future plans. The consolidated financial statements does not include any adjustments that might result from the outcome of this uncertainty.

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

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color Sky (1)	Hong Kong	100%
Modern Pleasure (2)	Hong Kong	100%
Color Metaverse	Singapore	100%
Color Star Ohio	Ohio, USA	100%
DMCC	United Arab Emirates	100%

(1)	Disposed on February 3, 2023

(2)	Dissolved on December 16, 2022

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for credit losses of accounts receivable and other receivables, allowance for doubtful accounts on prepayments and advances and deferred income taxes, stock-based compensation, and fair value and useful lives of property, plant and equipment and intangibles assets. Actual results could be materially different from those estimates.

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

For the years ended June 30, 2022 and 2021, the Company earns its online education academy revenues from its customers for subscription for services to be delivered over a period of time, the receipt is initially recorded as “deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered, usually one year. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Company is principal in its relationships where its partners, including artist agents, mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Company retains control over its service delivery to its subscribing members. Typically, payments made to its partners, are recorded as cost of revenues and as research and development expenses prior to any revenues being generated in this revenue stream. In July 2021, the Company no longer required its subscribers to pay for the annual subscription fee. Revenues in connection with the on-demand contents are recognized at a point in time when the subscription fee was paid to stream the on-demand contents.

(b)	Online concert

For the year ended June 30, 2021, the Company holds online concerts with its star partners. Sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. Online concert subscription fees are recognized net of App payment collections agent service fee. All ticket sales are final upon payment.

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Disaggregated information of revenues by services are as follows:

	For the Years Ended June 30,
	2023	2022	2021
Online music education academy subscription	$-	$16,519,081	$4,453,957
Online concert subscription	-	-	2,330,000
Total revenue	$-	$16,519,081	$6,783,957

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

Accounts receivable, net

Accounts receivable include receivables from Color World platform subscription fees due from App payment collections agent, net of an allowance for credit losses. Accounts receivable are recorded at subscription fees amount received from the Company’s customers and do not bear interest. Allowance for credit losses for accounts receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

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

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) office equipment and (ii) intangible assets.

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

There were no impairment charges for the year ended June 30, 2022. Impairment charges amounted to $9,357,062 and $99,943 for the years ended June 30, 2023 and 2021, respectively.

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

As of June 30, 2023 and 2022, the Company does not have any lease with an initial term of more than 12 months.

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

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2020 to 2022 are subject to examination by any applicable tax authorities.

Loss per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preference shares) based on their participating rights.

Diluted loss per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock-based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on loss per share are excluded from the calculation of diluted loss per share.

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

Note 3 – Discontinued Operations

Disposal of Sunway Kids

On June 25, 2020, the Company, Sunway Kids and Mr. Yanliang Han (the “SK Purchaser”), an unrelated third party, entered into a share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the SK Purchaser agreed to purchase Sunway Kids in exchange for cash consideration of $2.4 million. Upon closing of the transaction, the SK Purchaser became the sole shareholder of Sunway Kids and as a result, assumed all assets and liabilities of all the subsidiaries and variable interest entities (the “VIE”) owned or controlled by Sunway Kids. The SK Purchaser settled $1.0 million of its payment obligation in November 2020 through a tri-party settlement agreement executed on September 29, 2020 among the Company, SK Purchaser and the Asset Seller. Although the SK Purchaser is current with its installment payment, the Company recognized the remaining installment payment on a cash basis as collectability of the remaining $1.4 million cannot be reasonably assured during the year ended June 30, 2020. During the year ended June 30, 2021, the Company received the remaining $1.4 million. As a result, the disposition of Sunway Kids resulted in the recognition of a gain of approximately $1.4 million that is recorded in the accompanying consolidated statements of operations in the caption of “net gain on sale of discontinued operations, net of applicable income taxes” during the year ended June 30, 2021.

Note 4 – Accounts receivable, net

Accounts receivable consisted of the following:

	June 30, 2023	June 30, 2022
Color World platform subscription fees due from App payment collections agent	$2,350,811	$2,507,981
Allowance for credit losses	(2,350,811)	-
Accounts receivable, net	$-	$2,507,981

For the year ended June 30, 2023, the Company recognized $2,350,811 on provision for allowance on credit losses. No provision for allowance on credit losses was recognized for the years ended June 30, 2022 and 2021.

Note 5 – Other receivables, net

Other receivables consisted of the following:

	June 30, 2023	June 30, 2022
Others	$332	$-
Receivables from vendors upon cancellation of concerts	13,000,000	-
Receivable from sale of equipment	-	6,819,050
Other receivables	13,000,332	6,819,050
Allowance for credit losses	(7,500,000)	-
Other receivables, net	$5,500,332	$6,819,050

For the year ended June 30, 2023, the Company recognized $7,500,000 on provision for allowance on credit losses. No provision for allowance on credit losses was recognized for the years ended June 30, 2022 and 2021.

Note 6 – Prepayments

Prepayments, current, consisted of the following:

	June 30, 2023	June 30, 2022
Prepayment for live concert productions	$10,286,550	$8,000,000
Prepayment for online concert productions	-	5,000,000
Prepayment for advertisement	-	4,666,664
Prepayment for transportation services	20,676	-
Prepayments and advances	$10,307,226	$17,666,664

Prepayments, non-current, consisted of the following:

	June 30, 2023	June 30, 2022
Prepayment for transportation services	$12,061	$-

Note 7 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	June 30, 2022	June 30, 2022
Office equipment	$39,602	$39,602
Less: Accumulated depreciation	(22,574)	(9,374)
Property, plant and equipment, net	$17,028	$30,228

Depreciation expense was $13,200, $1,445,573 and $1,536,178 for the years ended June 30, 2023, 2022 and 2021, respectively.

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

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2023	June 30, 2022
Copyrights of online education academy courses	$16,600,000	$32,198,770
Less: Accumulated amortization	(2,633,917)	(6,631,812)
Intangible assets, net	$13,966,083	$25,566,958

Amortization expense was $5,843,813, $4,450,895, and $2,180,917 for the years ended June 30, 2023, 2022 and 2021, respectively.

Note 9 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	June 30, 2023	June 30, 2022
Weili He	Former Chief Financial Officer (“CFO”) of the Company who held less than 5% of the Company ordinary shares currently	Salary Payable	$-	$10,711
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	580,000	350,000
Jehan Zeb Khan	Director and Former Co-Acting CEO of the Company	Interest-free loan, due on demand	-	2,173
Total			$580,000	$362,884

Note 10 – Accounts payable

	June 30, 2023	June 30, 2022
Royal fees payable	$3,270,945	$3,770,945

Note 11 – Leases

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

The Company has a lease agreement for office space in New York from June 1, 2020 through May 31, 2021, with annual payments of $46,896 and converted to month to month lease in June 2021 and terminated the month to month lease on October 2021. The Company has a new lease agreement for office space in New York from July 1, 2021 through June 30, 2022, with a rental fee of $3,300 per month. In May 2022, the Company entered another lease agreement for office space in New York from July 1, 2022 through June 30, 2023, with a rental fee of $2,886 per month. The Company ended the lease on June 30, 2023.

In June 2022, the Company entered another lease agreement for office space in Dubai, United Arab Emirates from July 15, 2022 through July 14, 2023, with a rental fee of $7,829 per month. The Company ended the lease on July 14, 2023. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease has an initial term of 12 months or less.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The one-year maturity of the Company’s lease obligations is presented below:

Year Ending June 30,	Operating Lease Amount
2023	$3,915
Total lease payments	$3,915

Operating lease expenses are included in general and administrative expenses. Total operating lease expenses were approximately $77,751, $65,580 and $71,000 for the years ended June 30, 2023, 2022 and 2021, respectively.

Note 12 – Income taxes

(a) Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the years ended June 30, 2023, 2022 and 2021. The applicable tax rate is 21.0% for federal and 7.3% for New York State with an effective tax rate of 26.8%.

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

Color Metaverse

Color Metaverse are incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of approximately the first $8,000 (SGD 10,000) taxable income and 50% of the next approximately $0.1 million (SGD 190,000) taxable income are exempted from income tax.

Color DMCC

Color DMCC are incorporated in United Arab Dirham and is subject to United Arab Dirham Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant United Arab Dirham tax laws. The applicable tax rate is 9% in the amount of taxable income above approximately $0.1 million (AED 375,000) and taxable income below approximately $0.1 million (AED 375,000) are exempted from income tax.

Income (loss) before provision for income taxes consisted of:

	For the year ended June 30, 2023	For the year ended June 30, 2022	For the year ended June 30, 2021
Cayman	$(7,186,161)	$(8,837,141)	$(7,120,310)
United States	(527,712)	(617,057)	(541,744)
Hong Kong	(9,114,811)	(67,753,920)	(576,459)
Dubai	(21,020,981)	-	-
Loss before provision for income taxes	$(37,849,665)	$(77,208,118)	$(8,238,513)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2023, 2022 and 2021:

	For the year ended June 30, 2023	For the year ended June 30, 2022	For the year ended June 30, 2021
Federal statutory rate	21.0%	21.0%	21.0%
State statutory rate	5.8%	5.6%	5.6%
Valuation allowance	(5.4)%	(26.6)%	(26.6)%
Removal of valuation allowance in disposed subsidiary	29.8%	-%	-%
Others (1)	(21.4)%	-%	-%
Effective tax rate	0.0%	0.0%	0.0%

(1)	These items represent expenses incurred in Cayman and it is not deductible in U.S. federal and state tax returns.

Significant components of deferred tax assets were as follows:

	June 30, 2023	June 30, 2022
Deferred tax assets
Net operating loss carryforward in the U.S.	576,046	442,051
Net operating loss carryforward in the United Arab Emirates	1,891,888	-
Net operating loss carryforward in Hong Kong	-	11,274,650
Valuation allowance	(2,467,934)	(11,716,701)
Total net deferred tax assets	$-	$-

As of June 30, 2023 and 2022, CACM and Color Star Ohio’s net operating loss carry forward for the U.S. income taxes was approximately $2.1 million and $1.5 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $576,000 and $442,000 related to its U.S. operations as of June 30, 2023 and 2022, respectively.

As of June 30, 2023 and 2022, Color Sky and Modern Pleasure’s net operating loss carry forward for the Hong Kong income taxes was $0 and approximately $68.3 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in Hong Kong. If the Company is unable to generate taxable income in its Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of $0 and approximately $11.3 million related to its Hong Kong operations as of June 30, 2023 and 2022, respectively.

As of June 30, 2023 and 2022, Color Star DMCC’s net operating loss carry forward for the United Arab Emirates income taxes was approximately $21.0 million and $0, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in United Arab Emirates. If the Company is unable to generate taxable income in its United Arab Emirates operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $1.9 million and $0 related to its United Arab Emirates operations as of June 30, 2023 and 2022, respectively.

Changes in the valuation allowance for deferred tax assets decreased by $9,248,767 from $11,716,701 on June 30, 2022 to $2,467,934 on June 30, 2023. Changes in the valuation allowance for deferred tax assets increased by $11,342,917 from $373,784 on June 30, 2021 to $11,716,701 on June 30, 2022.

(b) Uncertain tax positions

There were no uncertain tax positions as of June 30, 2023 and 2022, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended June 30, 2023, 2022 and 2021, the Company did not incur any tax related interest or penalties.

Note 13 – Shareholders’ equity

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

Share Capital Amendment

On March 24, 2023, the Shareholders of the Company approved the alteration of the authorized issued share capital of the Company from (i) US$32,000,000 divided into 800,000,000 Ordinary Shares with a par value of US$0.04 each; to (ii) 700,000,000 Class A Ordinary Shares with a par value of $0.04 each and 100,000,000 Class B Ordinary Shares with a par value of US$0.04 each, in each case having the rights and subject to the restrictions set out in the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company and (ii) reconversion of the 1,200,000 Class A Ordinary Shares into Class B Ordinary Shares. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

The holders of Class A ordinary Shares and Class B ordinary shares shall have the same rights except for voting and conversion rights. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held and the holders of Class B ordinary shares shall have ten vote in respect of each Class B ordinary share held. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Sale of Class A Ordinary Shares

In January 2020, the Company sold 50,000 Class A ordinary shares at $40.00 per share for total proceeds of $2.0 million to a third-party. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In July 2020, the Company sold 80,625 Class A ordinary shares and warrants to purchase up to 52,407 Class A ordinary shares with an exercise price of $52.00 for total proceeds of approximately $3.8 million, net of offering cost of approximately $0.4 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $60.00. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In September 2020, the Company entered into an agreement to sell a Purchaser an aggregate of up to 79,366 Class A ordinary shares for gross proceeds of up to approximately $2 million. The shares shall be issued in four separate installments. The first installment of $500,000 worth of shares, or 19,842 shares to be issued at $25.20 per share, was closed on September 9, 2020. The Company also agreed to issue 794 Class A ordinary shares to the Purchaser as additional consideration for the purchase of the shares on September 9, 2020. The Company received total proceeds of $460,000, net of offering cost of $40,000 for the first installment. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, the Company is not certain that the Purchaser will proceed with the remaining three installments.

In September 2020, the Company sold 330,000 Class A ordinary shares and warrants to purchase up to Class A 297,000 ordinary shares with an exercise price of $20.00 for total proceeds of approximately $6.0 million, net of offering cost of approximately $0.6 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $22.00. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 500,000 units. Each unit consists of one restrictive Class A ordinary share of the Company, par value $0.04 per share and a warrant to purchase one share with an initial exercise price of $53.60 per share, at a price of $52.00 per unit, for an aggregate purchase price of $26,000,000 (the “Offering”). The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.34 per share, for cash (the “Warrant Shares”). The warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire three years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The net proceeds of the Offering were used to upgrade the Company’s software application, or Color Star APP, with artificial intelligence, augmented reality, and mixed reality technologies.

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with Wang MinYe (the “First Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 75,500 Class A ordinary shares (the “Wang Shares”) of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $3,900,000 (the “First Private Placement”). The First Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “Second Purchase Agreement”) with Lin YiHan (the “Second Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 87,500 Class A ordinary shares (the “Lin Shares”) of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $4,550,000 (the “Second Private Placement”). The Second Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Third Purchase Agreement”) with Zubair Ahsan (the “Third Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 75,000 Class A ordinary shares of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $3,900,000 (the “Third Private Placement”). The Third Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with Ullah Sabar (the “Fourth Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 87,500 Class A ordinary shares of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $4,550,000 (the “Fourth Private Placement”). The Fourth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fifth Purchase Agreement”) with Li Yan (the “Fifth Purchaser”), pursuant to which the Company agreed to sell to the Fifth Purchaser in a private placement 87,500 Class A ordinary shares of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $4,550,000 (the “Fifth Private Placement”). The Fifth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Sixth Purchase Agreement”) with Ahmed Muhammad Abrar (the “Sixth Purchaser”), pursuant to which the Company agreed to sell to the Sixth Purchaser in a private placement 87,500 Class A ordinary shares of the Company, par value $0.04 per share, at a purchase price of $52.00 per share for an aggregate offering price of $4,550,000 (the “Sixth Private Placement”). The Sixth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On September 24, 2021, the Company and certain institutional investors entered into a securities purchase agreement (“SPA 1”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one Class A ordinary share and one warrant to purchase 0.7 Class A ordinary share, at a purchase price of $27.20 per unit, for net proceeds of approximately $19.2 million (the “Offering”). An aggregate of 790,624 Class A ordinary shares and warrants to purchase an aggregate of 553,437 Class A ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 1. The Offering closed on September 28, 2021.

On January 21, 2022, the Company and Hou Sing International Business Limited (“Hou Sing”) entered into a securities purchase agreement, pursuant to which the Company agreed to issue and sell to Hou Sing an aggregate of 400,000 Class A ordinary shares at a purchase price of $40.00 per share, for proceeds of $16.0 million.

On February 21, 2022, the Company and certain institutional investors entered into a securities purchase agreement (“SPA 2”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one Class A ordinary share and one warrant to purchase one Class A ordinary share, at a purchase price of $16.00 per unit, for net proceeds of approximately $8.7 million (the “Offering”). An aggregate of 625,000 Class A ordinary shares and warrants to purchase an aggregate of 625,000 Class A ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 2. The Offering closed on February 24, 2022.

On September 14, 2022, the Company entered into a securities purchase agreement (the “SPA 3”) with certain institutional investors for a registered direct offering of Class A ordinary shares and warrants. Each unit consists of one Class A ordinary share and one warrant to purchase one Class A ordinary share. The purchase price per unit is $3.20. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable by the Company, was approximately $5.6 million. The Company issued to the investors an aggregate of 1,750,000 Class A ordinary shares and warrants to purchase an aggregate of 1,750,000 Class A ordinary shares. The Investor Warrants are initially exercisable at $3.20 per Class A Ordinary Share and expire 5.0 years from the date of issuance. Pursuant to a placement agent agreement entered into between the Company and FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), the Company issued to FT Global warrants (the “Tail Fee Warrants”) to purchase 43,125 Class A Ordinary Shares on substantially the same terms as the Investor Warrants sold in SPA 3, except that the Tail Fee Warrants shall not be exercisable for a period of six months and shall expire 36 months after issuance, and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The net proceeds from this offering will be used for general corporate and working capital purposes. The Offering closed on September 19, 2022.

On December 20, 2022, the Company entered into certain securities purchase agreement (the “SPA 4”) with a certain “accredited investor” (the “Purchaser”) as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 1,200,000 Class A ordinary shares, (the “Shares”) par value $0.04 per share (the “Class A Ordinary Shares”), at a per share purchase price of $1.25 (the “Offering”). The gross proceeds to the Company from this offering was $1.5 million. The issuance and sale of the Shares is exempted from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder and will be issued as restricted securities. The Offering closed on January 22, 2023.

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted Class A ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In May 2020, the Board granted 4,500 restricted Class A ordinary shares, which were issued with a fair value of $84,600 to the Company’s former CEO/Vice President of Technology. The Board approved that these shares were all vested in October 2020 when the Company’s former CEO/Vice President of Technology left the Company.

In July 2020, the Board granted an aggregate of 7,500 restricted Class A ordinary shares, which were issued with a fair value of $522,000 to the current Co-Acting CEO (“Co-Acting CEO”) of the Company. These shares will vest quarterly over the required service period of one year starting from July 17, 2020 to July 16, 2021.

In June 2021, the Board granted an aggregate of 10,000 restricted Class A ordinary shares, which were issued with a fair value of $11,200 to Mr. Basil Wilson, the former CEO, and to Mr. Biao Lu, the current Co-Acting CEO, of the Company. These shares will vest quarterly over the required service period of one year starting from June 16, 2021 to June 15, 2022. On December 13, 2021, Basil Wilson resigned from his positions as the CEO and chairman of the board of directors. As a result, he had forfeited 3,750 unvested restricted Class A ordinary shares with an initial fair value of $168,000.

In December 2021, the Board granted an aggregate of 2,500 restricted Class A ordinary shares, which were issued with a fair value of $45,900 to Sir Lucas Capetian, the former CEO. These shares will vest quarterly over the required service period of one year starting from December 13, 2021 to December 12, 2022. In March 2022, all of these shares were deemed fully vested upon the approval by the Compensation Committee of the Board of Directors of the Company.

In April 2022, the Company granted an aggregate of 3,000 restricted Class A ordinary shares, which were issued with a fair value of $27,360 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2022 to March 31, 2023.

In June 2022, the Company granted an aggregate of 2,500 restricted Class A ordinary shares, which were issued with a fair value of $13,000 to Mr. Biao Lu, the Company’s CAO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from June 16, 2022 to June 15, 2023.

In August 2022, the Board granted an aggregate of 7,500 restricted Class A ordinary shares, which were issued with a fair value of $36,000 to Ms. Wei Zhang, the Company’s charwoman and Mr. Farhan Qadir, the Company’s former CEO, pursuant to their employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2022 to August 8, 2023. The Board approved that these shares were all vested in February 2023 when the Company’s former CEO resigned from the Company.

In February 2023, the Company granted an aggregate of 50,000 restricted Class A ordinary shares, which were issued with a fair value of $81,800 to Mr. Louis Luo, the Company’s CEO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from February 14, 2023 to February 13, 2024.

In April 2023, the Company granted an aggregate of 3,000 restricted Class A ordinary shares, which were issued with a fair value of $5,490 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2023 to March 31, 2024.

For the years ended June 30, 2023, 2022 and 2021, the Company recognized approximately $0.1 million, $0.6 million and $1.1 million compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2020	13,875	$82.40	$-
Forfeited	(3,000)	$2.57	-
Granted	17,500	$55.60	-
Vested	(16,229)	$74.80	-
Unvested as of June 30, 2021	12,146	$56.00	-
Forfeited	(3,750)	$44.80	-
Granted	8,000	$10.80	-
Vested	(11,750)	$48.40	-
Unvested as of June 30, 2022	4,646	$7.20	-
Forfeited	(2,396)	$5.20	-
Granted	60,500	$2.04	-
Vested	(28,833)	$3.00	-
Unvested as of June 30, 2023	33,917	$1.69	-

Class A Ordinary Shares Issued for Compensation

In December 2020, the Board granted an aggregate of 39,750 Class A ordinary shares, which were issued with a fair value of $1,128,900, determined using the closing price of $28.40 on December 24, 2020, to thirteen employees under the 2019 Plan. These shares vested immediately upon grant.

In January 2021, the Board granted an aggregate of 54,000 Class A ordinary shares, which were issued with a fair value of $1,836,000, determined using the closing price of $34.00 on January 28, 2021, to thirteen employees under the 2019 Plan. These shares vested immediately upon grant.

In March 2021, the Board granted an aggregate of 34,500 Class A ordinary shares, which were issued with a fair value of $1,131,600, determined using the closing price of $32.80 on March 16, 2021, to nine employees under the 2019 Plan. These shares vested immediately upon grant.

In August 2021, the Board granted an aggregate of 93,875 Class A ordinary shares, which were issued with a fair value of $3,030,285, determined using the closing price of $32.28 on August 9, 2021, to twenty-one employees under the 2021 Plan. These shares vested immediately upon grant.

In March 2022, the Board granted an aggregate of 106,250 Class A ordinary shares, which were issued with a fair value of $1,134,750, determined using the closing price of $10.68 on March 18, 2022, to twenty employees under the 2021 Plan. These shares vested immediately upon grant.

In November 2022, the Board granted an aggregate of 300,000 Class A ordinary shares, which were issued with a fair value of $240,000, determined using the closing price of $0.80 on November 29, 2022, to seven employees under the 2021 Plan. These shares vested immediately upon grant.

In May 2023, the Board granted an aggregate of 197,500 Class A ordinary shares, which were issued with a fair value of $308,100, determined using the closing price of $1.56 on May 1, 2023, to a former management under the 2023 Plan. These shares vested immediately upon grant.

In May 2023, the Board granted an aggregate of 1,742,000 Class A ordinary shares, which were issued with a fair value of $2,282,020, determined using the closing price of $1.31 on May 31, 2023, to nine managements and employees under the 2023 Plan. These shares vested immediately upon grant.

For the years ended June 30, 2023, 2022 and 2021, the Company recorded approximately $2.8 million, $4.2 million and $4.1 million stock compensation expense related to Class A ordinary shares grants, respectively.

Class A Ordinary Shares Issued for Services

In October 2020, the Board granted an aggregate of 17,500 Class A ordinary shares with a fair value of $441,000, determined using the closing price of $25.20 on October 15, 2020, to two service providers. The value of these shares is being amortized over the service from October 15, 2020 to February 10, 2021.

In December 2022, the Board granted an aggregate of 1,500,000 Class A ordinary shares with a fair value of $1,065,000, determined using the closing price of $0.71 on December 19, 2022, to four service providers. The value of these shares is being amortized over the service from December 19, 2022 to December 18, 2023.

In March 2023, the Board granted an aggregate of 1,800,000 Class A ordinary shares with a fair value of $3,312,000, determined using the closing price of $1.84 on March 27, 2023, to four service providers. The value of these shares has certain vesting conditions to be performed by the service providers. As of June 30, 2023, the vesting conditions have not been met.

For the years ended June 30, 2023, 2022 and 2021, the Company amortized approximately $6 million, $0 and $0.5 million stock compensation expense related to services, respectively.

Class A Ordinary Shares Issued for Acquisitions

In August 2020, the Company issued 151,508 Class A ordinary shares to a third party to purchase certain machinery and equipment for stage performance and the Class A ordinary shares were valued using the closing price of the Company’s Class A ordinary shares on August 20, 2020 at $25.20 per share.

In February 2021, the Company issued 45,371 Class A ordinary shares to a third party to purchase certain copyrights to be used in the Company’s Color World platform and the Class A ordinary shares were valued using the closing price of the Company’s Class A ordinary shares on January 29, 2021, last trading day prior to the acquisition at $34.00 per share.

In March 2023, the Company issued 2,400,000 Class A ordinary shares to a third party to purchase certain copyrights to be used in the Company’s Color World platform and the Class A ordinary shares were valued using the fair value of the copyrights obtained.

Conversion of Warrants into Class A Ordinary Shares

During the year ended June 30, 2021, the Company’s warrants holders converted a total of 341,432 warrants into a total of 341,432 Class A ordinary shares at a weighted exercise price of $15.2 per share for gross proceeds of approximately $5.2 million.

During the year ended June 30, 2022, the Company’s warrants holders converted a total of 3,775 warrants into a total of 3,775 Class A ordinary shares at a weighted exercise price of $8.34 per share for gross proceeds of approximately $31,000.

During the year ended June 30, 2023, the Company’s warrants holders converted a total of 421,312 warrants into a total of 421,312 Class A ordinary shares at a weighted exercise price of $1.21 per share for gross proceeds of approximately $510,000.

Warrants

In a connection with the direct offering in March 2020 with the sales of 68,182 Class A ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 68,182 Class A ordinary shares to certain institutional investors on April 2, 2020. The warrants are exercisable immediately, at an exercise price of $22.00 per Class A Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $916,334, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $16.40, risk free rate of 0.43%; expected term of 5.5 years; exercise price of the warrants of $22.00, volatility of 120%; and expected future dividends of 0%. In June 2020, the exercise price of the warrants was amended and changed to $1.60 per Class A Ordinary Share as a result of the May 13, 2020 direct offering.

In a connection with the private placement in May 2020 for the sale of 65,000 Class A ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 65,000 Class A ordinary shares to certain institutional investors on May 11, 2020. The warrants are exercisable immediately, at an exercise price of $22.00 per Class A Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $860,826, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $16.0, risk free rate of 0.36%; expected term of 5.5 years; exercise price of the warrants of $22.00, volatility of 123%; and expected future dividends of 0%. In August 2020, the exercise price of the warrants was amended and changed to $7.40 per Class A Ordinary Share as a result of the July 20, 2020 direct offering.

In a connection with the private placement in July 2020 for the sale of 80,625 Class A ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 52,406 Class A ordinary shares to certain institutional investors on July 20, 2020. The warrants are exercisable immediately, at an exercise price of $60.00 per Class A Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $2,901,119, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $63.60, risk free rate of 0.34%; expected term of 5.5 years; exercise price of the warrants of $60.00, volatility of 128%; and expected future dividends of 0%.

In a connection with the private placement in September 2020 for the sale of 330,000 Class A ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 297,000 Class A ordinary shares to certain institutional investors on September 15, 2020. The warrants are exercisable immediately, at an exercise price of $22.00 per Class A Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $8,403,557, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $31.60, risk free rate of 0.32%; expected term of 5.5 years; exercise price of the warrants of $22.00, volatility of 130%; and expected future dividends of 0%.

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 500,000 units. Each unit consists of one restrictive Class A ordinary share of the Company and a warrant (“SPA Warrants”) to purchase one share with an initial exercise price of $53.60 per share. The SPA Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $53.60 per Share, for cash (the “Warrant Shares”). The SPA Warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The SPA Warrants shall expire three years from its date of issuance. The SPA Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The SPA Warrants are exercisable immediately, at an exercise price of $53.60 per Class A Ordinary Share and expire 3.0 years from the date of issuance. The fair value of the SPA Warrants was $15,898,047, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $42.40, risk free rate of 0.21%; expected term of 3.0 years; exercise price of the warrants of $53.60, volatility of 141%; and expected future dividends of 0%.

On September 24, 2021, the Company and certain institutional investors entered into a SPA 1, pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one Class A ordinary share and one warrant to purchase 0.7 Class A ordinary share, at a purchase price of $27.20 per unit, for net proceeds of approximately $19.2 million (the “Offering”). An aggregate of 790,624 Class A ordinary shares and warrants to purchase an aggregate of 553,437 Class A ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 1. The Company issued a warrant to purchase 23,719 Class A ordinary shares to the placement agent (the “Placement Agent Warrants”). The Investor Warrants and Placement Agent Warrants are initially exercisable at $40.00 per Class A Ordinary Share and expire 3.0 years from the date of issuance. The fair value of the Investor Warrants and Placement Agent Warrants were $9,123,701, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $22.40, risk free rate of 0.55%; expected term of 3.0 years; exercise price of the warrants of $40.00, volatility of 140%; and expected future dividends of 0%.

On February 21, 2022, the Company and certain institutional investors entered into a SPA 2, pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one Class A ordinary share and one warrant to purchase one Class A ordinary share, at a purchase price of $16.00 per unit, for net proceeds of approximately $8.7 million (the “Offering”) before deducting placement agent fees and other estimated offering expenses. An aggregate of 625,000 Class A ordinary shares and warrants to purchase an aggregate of 625,000 Class A ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 2. The Investor Warrants are initially exercisable at $16.00 per Class A Ordinary Share and expire 5.0 years from the date of issuance. Pursuant to a placement agent agreement entered into between the Company and FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), the Company issued to FT Global warrants (the “Tail Fee Warrants”) to purchase 13,632 Class A Ordinary Shares on substantially the same terms as the Investor Warrants sold in SPA 2, except that the Tail Fee Warrants shall not be exercisable for a period of six months and shall expire 36 months after issuance, and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The fair value of the Investor Warrants were $5,008,524, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $9.20, risk free rate of 1.84%; expected term of 5.0 years; exercise price of the warrants of $16.00, volatility of 146%; and expected future dividends of 0%. The fair value of the Tail Fee Warrants were $92,251, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $9.20, risk free rate of 1.73%; expected term of 3.0 years; exercise price of the warrants of $16.00, volatility of 145%; and expected future dividends of 0%.

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2020	133,182	$11.60	5.31
Granted	849,407	$42.80	3.48
Forfeited	-	$-	-
Exercised	(341,432)	$15.20	-
June 30, 2021	641,157	$49.60	3.08
Granted	1,215,788	$52.00	4.02
Forfeited	-	$-	-
Exercised	(3,775)	$22.00	-
June 30, 2022	1,853,170	$35.20	3.00
Granted	1,793,125	$3.20	4.95
Forfeited	-	$-	-
Exercised	(421,312)	$1.21
June 30, 2023	3,224,983	$16.75	3.30

Note 14 – Loss per shares

The Company computes loss per share of Class A ordinary shares and Class B ordinary shares using the two-class method. The rights, including the liquidation and dividend rights, of the holders of Class A ordinary shares and Class B ordinary shares are identical.  As a result, the undistributed earnings (loss) for each year are allocated based on the contractual participation rights of the Class A ordinary shares and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed loss are allocated on a proportionate basis.

The following tables set forth the computation of basic and diluted loss per share of Class A ordinary shares and Class B ordinary shares:

	For the Year Ended June 30, 2023		For the Year Ended June 30, 2022	For the Year Ended June 30, 2021
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class A Ordinary Shares
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(36,519,400)	$(1,330,265)	$(77,208,118)	$(8,238,513)
Denominator
Number of shares used in per share computation	8,845,046	322,192	3,880,561	1,702,387
Basic and diluted loss per share	$(4.13)	$(4.13)	$(19.90)	$(4.84)

For the years ended June 30, 2023, 2022 and 2021, the Company had dilutive securities from the outstanding warrants that are convertible into 3,224,983, 1,856,945 and 641,157 of the Company’s Class A ordinary shares, respectively, were not included in the computation of dilutive loss per share because the inclusion of such warrants would be anti-dilutive.

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

As of June 30, 2023 and 2022, $0 and approximately $0.3 million was deposit with a bank located in the US or Hong Kong subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. In Hong Kong, the insurance coverage of each bank is HKD 500,000 (approximately $64,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for credit losses on estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Vendor Concentration Risk

As of June 30, 2023 and 2022, one vendor accounted for 100% of the Company’s accounts payable.

There were no purchases for the year ended June 30, 2023. For the year ended June 30, 2022, three vendors accounted for 60%, 27% and 13% of the Company’s total purchases. For the year ended June 30, 2021, one vendor accounted for 89% of the Company’s total purchases.

Note 17 – Subsequent events

Lease

In July 2023, the Company entered another lease agreement for office space in Dubai, United Arab Emirates from August 4, 2023 through August 3, 2025, with a rental fee of approximately $8,600 per month.

Issuance of Class A ordinary shares for Services

On July 20, 2023, the Company issued 6,400,000 of restricted Class A ordinary shares to a vendor in exchange for Artist’s personal services with respect to the event of Color Star Music Season concert. The shares were valued at $1.25 per Class A ordinary shares with total consideration of $8,000,000.

Sale of Class A Ordinary Shares

On November 8, 2023, the Company entered into a certain securities purchase agreement with Vast Ocean Inc., the largest shareholder of the Company, pursuant to which the Company agreed to sell 1,120,000 Class A ordinary shares, par value $0.04 per share, at a per share purchase price of $0.25 (the “Offering”). This Offering was unanimously approved by the audit committee of the board of directors of the Company consisting only of independent directors. The gross proceeds to the Company from this Offering are $280,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 9, 2023.