Form 20-F
period 2024-06-30
Color Star Technology Co., Ltd.
filed 2024-10-17
CIK 1747661

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2024, there were 51,212,384 Class A ordinary shares, par value $0.04 per share, and 1,200,000 Class B ordinary shares, par value $0.04 per share, issued and outstanding.

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

On November 14, 2023, the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notified the Company that the minimum bid price per share for its ordinary shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). The notification received had no immediate effect on the listing of the Company’s ordinary shares on Nasdaq.

On September 26, 2024, Nasdaq determined that for the last 10 consecutive business days, from September 12, 2024 to September 25, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and considers this matter now closed.

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

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “ADD.” The market price for the ordinary shares has varied between a high closing price of $1.60 on September 19, 2023 and a low closing price of $0.21 on June 28, 2024 in the 12-month period ended on June 30, 2024. The price herein refers to the closing price after completion of the reverse share split price. This volatility may affect the price at which you could sell the ordinary shares. The ordinary share price are likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the following:

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

Effective October 1, 2020, we changed the ticker symbol of our ordinary shares traded on the Nasdaq Capital Market from “HHT” to “CSCW”, representing the abbreviation of “Color Star Color World.” Our online platform “Color World” was the new focus of our business.

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

On March 24, 2023, we held our annual meeting of shareholders, pursuant to which the shareholders of the Company approved the proposal to amend the authorized share capital of the Company from US$32,000,000 divided into 800,000,000 Ordinary Shares with a par value of US$0.04 each; to 700,000,000 Class A Ordinary Shares with a par value of $0.04 each and 100,000,000 Class B Ordinary Shares with a par value of US$0.04 each, in each case having the rights and subject to the restrictions set out in the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company (the “2023 Amended and Restated Memorandum and Articles”).

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

On December 17, 2023, the Company entered into certain copyright acquisition agreement, by and among Nine Star Parties and Entertainment LLC., an Ohio limited liability company, (“Nine Star”), the Company, and Color Star DMCC, a United Arab Emirates corporation (“Color Star DMCC”) and wholly owned subsidiary of the Company. Pursuant to the Agreement, Nine Star agreed to sell to Color Star DMCC all of Nine Star’s right, title and interests in and to 24 pieces of music works created by Nine Star (the “Works”), for an aggregate consideration of US$7,200,000, to be paid in 24,000,000 restricted Class A Ordinary Shares, par value $0.04 per share, of the Company. The 24,000,000 restricted Class A Ordinary Shares to be issued as consideration to Nine Star are exempt from registration pursuant to Regulation S of the Securities and Exchange Act of 1934. The transaction contemplated by the Copyright Agreement closed on December 19, 2023 when all of the closing conditions in the copyright acquisition agreement were satisfied.

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

We launched our online cultural entertainment platform, Color World, globally on September 10, 2020. We used to operate Color World by Color Sky Entertainment Limited, our subsidiary in Hong Kong, which was formerly known as Color China Entertainment Limited. After our internal reallocation of resources, since September 2022, we have operated Color World through Color Metaverse, our Singapore subsidiary. It used to be a platform primarily providing celebrity-led education services. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, Color World is operated by Color Star DMCC. We have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features. Since transforming into a metaverse platform, Color World has been inviting many global superstar celebrities to join the platform to expand on the celebrity content by creating more celebrity masterclasses, online virtual performances, celebrity merchandise, games and so on. We keep adding new modules to Color World to enrich the metaverse community. In the future, we plan to add more virtual locations as well as digital products. As of the date of this report, we do not have any operations in the PRC.

We are committed to the development of entertainment technology and artificial intelligence technology. We strive to create a parallel world of entertainment, allowing more people to realize their dreams in the virtual entertainment world.

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

Our Suppliers and Customers

For the year ended June 30, 2024, one vendor accounted for 90% of the Company’s total purchases. For the year ended June 30, 2023, we had no purchases.

For the fiscal year ended June 30, 2024, one customer accounted for 94% of the Company’s total sales. For the fiscal year ended June 30, 2023, we had no sales.

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

Our Labor Force

As of June 30, 2024, we had 47 full-time employees. As required by applicable PRC law, we have entered into employment contracts with all our officers, managers and employees. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff.

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

4.D. Property, Plants and Equipment

Our U.S. executive offices are located at 80 Broad Street, 5th Floor, New York, NY 10005, where we lease premises of a shared office, with a lease term of one year from October 11, 2023 to October 11, 2024 . We lease all of our offices from independent third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2024, 2023 and 2022 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

We launched our online cultural entertainment platform, Color World, globally on September 10, 2020. We used to operate Color World by Color Sky Entertainment Limited, our subsidiary in Hong Kong, which was formerly known as Color China Entertainment Limited. After our internal reallocation of resources, since September 2022, we have operated Color World through Color DMCC, our United Arab Emirate subsidiary, and Color Metaverse, our Singapore subsidiary. It used to be a platform primarily providing celebrity-led education services. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, we have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. In January 2022, Color World was transformed into the current version, a metaverse with “artificial intelligence + celebrity entertainment” as its core features. Since transforming into a metaverse platform, Color World has been inviting many global superstar celebrities to join the platform to expand on the celebrity content by creating more celebrity masterclasses, online virtual performances, celebrity merchandise, games and so on. We keep adding new modules to Color World to enrich the metaverse community. In the future, we plan to add more virtual locations as well as digital products. As of the date of this report, we do not have any operations in the PRC.

We are committed to the development of entertainment technology and artificial intelligence technology. We strive to create a parallel world of entertainment, allowing more people to realize their dreams in the virtual entertainment world.

In September 2023, we also began our construction management consulting services business. However, this consulting services business is still in the beginning stage, and we are not certain if this business can be sustained.

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

Key Components of Results of Operations

Revenues

We generated revenues from the following services:

Construction Management Consulting Services. We earn revenues from our customer for providing consulting services. Sale of construction management consulting services is accounted for as a single performance obligation which is satisfied at a point in time at the time the services are performed.

Concerts and Entertainment Events. We sell and co-host concerts and entertainment events with our customers. Sale of concerts and entertainment events is accounted for as a single performance obligation which is satisfied at a point in time on the day of the events.

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

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended
	2024	2023	2022
Revenue	$2,830,442	$-	$16,519,081
Cost of Revenue	1,993,400	-	8,546,840
Gross Profit	837,042	-	7,972,241
Selling, general and administrative expenses	(7,064,066)	(15,017,532)	(13,861,742)
Provision for expected credit losses	(16,911,882)	(9,850,811)	-
Research and development expenses	-	(121,580)	(68,275,869)
Stock compensation expense	(3,868,649)	(3,493,563)	(4,732,700)
Impairment loss of long-lived assets	-	(9,357,062)	-
Loss from operations	(27,007,555)	(37,840,548)	(78,898,070)
Other income (expense), net	143,215	(9,117)	1,689,952
Loss before provision for income taxes	(26,864,340)	(37,849,665)	(77,208,118)
Provision for income taxes	-	-	-
Net loss	$(26,864,340)	$(37,849,665)	$(77,208,118)

Fiscal Year Ended June 30, 2024 Compared to Fiscal Year Ended June 30, 2023

	For the years ended June 30,
				Percentage
	2024	2023	Change	Change
Revenue	$2,830,442	$-	$2,830,442	100%
Cost of revenue	1,993,400	-	$1,993,400	100%
Gross profit	837,042	-	$837,042	100%
Selling, general and administrative expenses	(7,064,066)	(15,017,532)	$(7,953,466)	(53)%
Provision for expected credit losses	(16,911,882)	(9,850,811)	$7,061,071	72%
Research and development expenses	-	(121,580)	$(121,580)	(100)%
Stock compensation expense	(3,868,649)	(3,493,563)	$375,086	11%
Impairment loss of long-lived assets	-	(9,357,062)	$(9,357,062)	(100)%
Loss from operations	(27,007,555)	(37,840,548)	$(10,832,993)	(29)%
Total other income (expense), net	143,215	(9,117)	$152,332	1,671%
Loss before provision for income taxes	(26,864,340)	(37,849,665)	$(10,985,325)	(29)%
Provision for income taxes	-	-	$-	-%
Net loss	$(26,864,340)	$(37,849,665)	$(10,985,325)	(29)%

Revenue. During the year ended June 30, 2024, we generated approximately $2.8 million revenue, among which, approximately $2.7 million from sales of concerts and entertainment events and $0.1 million from construction management consulting services. We have organized a few concerts and sports events during the year ended June 30, 2024. In addition, we began our construction management consulting services in September 2023 and such services were immaterial to our operations for the year ended June 30, 2024. There were no such concert and entertainment events and construction management consulting services revenues for the year ended June 30, 2023.

	For the Years Ended June 30,
				Percentage
Revenue	2024	2023	Change	Change
Concert and entertainment events	$2,722,642	$-	$2,722,642	100%
Construction management consulting services	107,800	-	107,800	100%
Total Revenue	$2,830,442	$-	$2,830,442	100%

Cost of Revenue. Our cost of revenue was approximately $2.0 million, among which, approximately $2.0 million from cost of sales of concerts and entertainment events and $14,000 from cost of construction management consulting services for the year ended June 30, 2024. The increase was mainly attributable to the payments to concert and event organizers and the salary expenses attributable to the construction management consulting services. There was no cost of revenue for the year ended June 30, 2023.

	For the Years Ended June 30,
				Percentage
Cost of Revenue	2024	2023	Change	Change
Concert and entertainment events	$1,979,400	$-	$1,979,400	100%
Construction management consulting services	14,000	-	14,000	100%
Total Cost of Revenue	$1,993,400	$-	$1,993,400	100%

Gross Profit. We had a gross profit of approximately $0.8 million for the concert and entertainment events and construction management consulting services during the year ended June 30, 2024. No gross profit during the year ended June 30, 2023.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $7.1 million for the year ended June 30, 2024 as compared to approximately $15.0 million for the year ended June 30, 2023, a decrease of approximately $7.9 million.

The decrease was primarily due to approximately $4.8 million decrease in advertising expenses, approximately $1.7 million decrease in amortization expense of our intangible assets, approximately $0.6 million decrease in payroll, approximately $0.5 million decrease in professional fees and approximately $0.3 million decrease in office and other miscellaneous general and administrative expenses.

Provision for Expected Credit Losses. Provision for expected credit losses were approximately $16.9 million and $9.9 million for the years ended June 30, 2024 and 2023, respectively. The increase was primarily due to approximately $7.0 million increase in provision for expected credit losses expenses on our aged other receivables as we cancelled our online concert and one of our live concerts for which we are in the negotiation process with our concert vendors for the potential refunds.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. During the years ended June 30, 2024 and 2023, we spent approximately $0 and $0.1 million on the development of augmented reality functions in our Color World App and maintaining our online education academy App, Color World internally, respectively.

Stock Compensation Expenses. Stock compensation expenses were approximately $3.9 million for the year ended June 30, 2024 as compared to approximately $3.5 million for the year ended June 30, 2023. The increase was mainly due to the shares that we issued to our consulting service providers were vesting in the year ended June 30, 2024.

Impairment loss of long-lived assets. Impairment loss of long-live assets were $0 for the year ended June 30, 2024 as compared to approximately $9.4 million for the year ended June 30, 2023. The decrease was mainly due to the impairment charges to our intangible assets during the year ended June 30, 2023 where we don’t have such charges during the year ended June 30, 2024.

Loss from Operations. We incurred losses from operations of approximately $27.0 million and approximately $37.8 million for the years ended June 30, 2024 and 2023, respectively. The decrease of approximately $10.8 million in losses was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had a total other income, net, of approximately $0.1 million and other expense, net, of approximately $9,000 during the years ended June 30, 2024 and 2023, respectively. The change was mainly due to our sale of three concerts cooperation rights to other concert organizers as we obtained the rights to the concert cooperation but we were not able to organize the events during the committed timeframe. The increase was offset by the increase in the amortization of debt issuance costs of $100,000 and interest expense of approximately $82,000 in connection with the convertible notes payable that we issued in July 2023.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2024 and 2023 as we had operating losses.

Net Loss. We incurred a net loss of approximately $26.9 million for the year ended June 30, 2024, as compared to a net loss of approximately $37.8 million for the year ended June 30, 2023. This change was the result of the combination of the changes as discussed above.

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

Provision for expected credit losses. Provision for expected credit losses were approximately $9.9 million and $0 for the years ended June 30, 2023 and 2022, respectively. The increase was primarily due to approximately $7.5 million increase in provision for expected credit losses expenses on other receivables as cancelled our online concert and one of our live concerts for which we are in the negotiation process with our concert vendors for the potential refunds. The increase also attributes to an approximately $2.4 million increase in provision for expected credit losses expenses on accounts receivable as we had more aged account receivables as of June 30, 2023 as compared to June 30, 2022.

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

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had a total other expense, net, of approximately $9,000 and other income, net, of approximately $1.7 million during the years ended June 30, 2023 and 2022, respectively. The change was mainly due to one of our vendors is no longer able to execute the pre-arranged artist performance contract and paid us a settlement fee of approximately $1.7 million during the year ended June 30, 2022 and we did not have such transaction during the year ended June 30, 2023.

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

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of approximately $20,000, which was held by our consolidated entities in the U.S. and the People’s Republic of China (PRC).

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in concerts and entertainment events, online entertainment performance and construction management consulting services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $1.4 million as of June 30, 2024 as compared to approximately $10.7 million as of June 30, 2023.

In addition, we completed a few rounds of debt and equity financing and received net proceeds of $1.0 million from a convertible note and approximately $1.4 million through our private placement offering during the year ended June 30, 2024.

In July 2023, we signed agreements on concerts and other entertainment events that would be performed from September 2023 to December 2024. We are currently generating revenue from these events and expected to generate revenue from these events. If we are unable to generate sufficient cash flow within the normal operating cycle of a twelve-month period to pay for our future payment obligations, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support our working capital, including our recently completed a convertible note financing transaction of $1.0 million in July 2023, a private placement offering of approximately $1.4 million in November and December 2023, another round of convertible note financing transaction of $1.0 million in August 2024, and another round of private placement of approximately $0.9 million in August 2024. However, there is no assurance that management will be successful in their future plans. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended June 30,
	2024	2023	2022

Net cash used in operating activities	$(2,780,452)	$(7,878,729)	$(29,403,078)
Net cash used in investing activities	-	-	(14,219,652)
Net cash provided by financing activities	2,561,197	7,245,889	44,320,854
Net change in cash and cash equivalents	$(219,255)	$(632,840)	$698,124

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $2.8 million for the year ended June 30, 2024, which was mainly due to a net loss of approximately $26.9 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $16.9 million of provision for expected credit losses, approximately $3.9 million of stock compensation expense, approximately $13,000 of depreciation expense, approximately $4.2 million of amortization expense, $100,000 of amortization of debt issuance costs, and approximately $90,000 of amortization of right of use assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of other receivables of approximately $11.8 million which were subsequently reserved for allowance on credit losses and the increase of accounts receivable of approximately $1.2 million. The net cash outflow was offset by the increase of prepayment of approximately $9.5 million as we prepaid service fees for live concert productions, and the increase of other payables and accrued liabilities of approximately $2.5 million as we incurred more payroll and received capital contribution in advance for potential private placement during the period.

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

Investing Activities

There were no investing activities during the year ended June 30, 2024.

There were no investing activities during the year ended June 30, 2023.

Net cash used in investing activities was approximately $14.2 million for the year ended June 30, 2022, which was primarily attributable to the purchase of intangible assets of approximately $15.1 million and purchase of equipment of 39,602.

Financing Activities

Net cash provided by financing activities totaled approximately $2.6 million for the year ended June 30, 2024, which was due to the sale of ordinary shares, net of offering costs, of approximately $1.4 million through our private placement offering, the proceeds from a convertible notes, net of debt issuance cost, of $1.0 million, and the borrowings from our related parties of approximately $0.2 million to pay for certain operating expenses.

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

Inflation

Inflation in the U.S., PRC, Hong Kong, and Singapore have not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we may be affected if U.S., PRC, Hong Kong, and Singapore experience higher rates of inflation in the future.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

5.C. Research and Development, Patents and Licenses, etc.

Research and Development

There is no research and development expenses during the year ended June 30, 2024. During the years ended June 30, 2023 and 2022, we spent approximately $0.1 million and $68.3 million, respectively, on developing augmented reality functions in our Color World App and maintaining our online education academy App, Color World internally.

Patents and Licenses, etc.

As of June 30, 2024 and 2023, we held approximately $17.0 million and $14.0 million of copyrights, net of accumulated amortization, respectively.

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

Long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to our carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds our fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

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

Stock-based compensation

We record stock-based compensation expense for employees at fair value on the grant date and recognize the expense over the employee’s requisite service period. Our expected volatility assumption is based on the historical volatility of our stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on our current and expected dividend policy.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wei Zhang	42	Chairman of the Board and Director
Louis Luo	33	Director and Chief Executive Officer
Lili Jiang	33	Chief Financial Officer
Ahmed Essa Mohammad Saleh	27	Independent Director
Muhammad Irfan	45	Independent Director
Ahmad Khalfan Ahmad Saeed Almansoori	33	Independent Director
Hung-Jen Kuo	51	Independent Director
Honglei Jiang	42	Independent Director

Biography

Wei Zhang

Ms. Zhang has been serving as our Chairwoman since August 9, 2022. Ms. Zhang has substantial experience with management and corporate governance. She has assisted and counselled many US listed Chinese companies in various industries and fields for business operations and compliance issues. She graduated from Harbin Institute of Technology with a bachelor’s degree in international economics and Trade in the year of 2007.

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

6.B. Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal years ended June 30, 2024 and 2023.

Name and Principal Position	Year Ended June 30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wei Zhang,	2024	187,829	-	7,867	-	-	-	-	195,696
Chairman of the Board	2023	172,000	-	277,450	-	-	-	-	449,450

Louis Lou,	2024	60,562	-	56,375	-	-	-	-	116,937
Chief Executive Officer	2023	22,500	-	30,675	-	-	-	-	53,175

Farhan Qadir,	2024	-	-	-	-	-	-	-	-
Former Chief Executive Officer	2023	63,261	-	320,100	-	-	-	-	383,361

Lili Jiang,	2024	120,000	-	4,283	-	-	-	-	124,283
Chief Financial Officer	2023	125,000	-	175,163	-	-	-	-	300,663

The executive directors did not to receive any compensation for serving on the Board. The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2024.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Ahmad Essa Mohammed Saleh	36,000	-	-	-	-	-	36,000

Muhammed Irfan	36,000	-	-	-	-	-	36,000

Ahmad Khalfan Ahmad Saeed Almansoori	36,000	-	-	-	-	-	36,000

Hung-Jen Kuo	36,000	-	-	-	-	-	36,000

Honglei Jiang	36,000	-	-	-	-	-	36,000

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

6.D. Employees

See the section entitled “Our Labor Force” in Item 4 above.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of October 14, 2024 for:

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

80 Broad Street, 5th Floor

New York, NY 10005.

	Total Ordinary Shares (As-Converted Basis) Beneficially Owned
Name of Beneficial Owners	Number	%(1)
Directors and Executive Officers:
Wei Zhang	202,500	*
Louis Luo	50,000	*
Lili Jiang	123,000	*
Ahmed Essa Mohammad Saleh	-	-
Muhammad Irfan	-	-
Ahmad Khalfan Ahmad Saeed Almansoori	-	-
Hung-Jen Kuo	-	-
Honglei Jiang	-	-
Principal Shareholders:
Vast Ocean, Inc.	2,320,000	3.85%

*	Less than 1%

(1)	Applicable percentage of ownership is based on 60,263,696 Class A Ordinary Shares Ordinary Shares and 1,200,000 Class B Ordinary Shares outstanding as of October 14, 2024, for each shareholder.

6.F. Disclosure of Actions to Recover Erroneously Awarded Compensation

N/A.

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

Other payables - related parties

Other payables - related party consisted of the following:

Name of Related Party	Relationship	Nature	June 30, 2024	June 30, 2023

Wei Zhang	Chairman of the Board and Director of the Company	Interest-free loan, due on demand	$198,110	$-
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	560,000	580,000
Louis Luo	Director and Chief Executive Officer of the Company	Interest-free loan, due on demand	3,087	-
Total			$761,197	$580,000

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

As of the date hereof, the authorized share capital of the Company is USD$32,000,000.00 divided into 700,000,000.00 Class A Ordinary shares with a nominal or par value of USD$0.04 and 100,000,000 Class B Ordinary shares (the “Ordinary Shares”). The increase of the authorized share capital was approved by the special resolution of Shareholders passed on March 24, 2023. As of October 14, 2024, 60,263,696 Class A Ordinary Shares are issued and outstanding and 1,200,000 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

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

Based on that evaluation, we concluded that as of June 30, 2024, due to the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements or external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2024. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2024, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

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

(d) Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended June 30, 2024	Year Ended June 30, 2023

Audit fees(1)	$148,110	279,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	14,230
Total	$148,110	293,230

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Not Applicable.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADER POLICY

The Company’s insider trading policies and procedures are included in the Code of Business Conduct and Ethics, which is incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We believe that cybersecurity is important to our operations and we recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with cybersecurity threats. Such risks include, among other things, potential operational risks, financial risks, intellectual property theft, fraud, extortion, harm to employees and clients, violation of privacy and other litigation and legal risks, and reputational risks.

We do not have a dedicated board committee solely focused on cybersecurity, and our senior management team has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

In the year ended June 30, 2024, we have not encountered any cybersecurity incidents which have affected or are reasonably likely to affect us, and we have not implemented any specific policies with respect to monitoring and managing cybersecurity threats. However, we intend to adopt cybersecurity processes, technologies and controls to aid in our efforts to assess, prevent, identify and manage such risks. We cannot assure that we will not encounter any material cybersecurity incidents in the future or that our business operations, financial position or results of operations will not be materially and adversely affected as a result. Since we do not currently implement a comprehensive cybersecurity risk management program, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We expect to rely heavily on information and technology to operate our existing and future products and services, and any cybersecurity incident or other disruption to our technology infrastructure could result in the loss of critical confidential information or adversely impact our reputation, business or results of operations.”

Governance

The Board of Directors oversees the Company’s cybersecurity risks management and receives and reviews management reports on material cybersecurity risks and issues on an as-needed basis. In particular, the Board reviews and approves the cybersecurity-related disclosure in the periodic reports (including our annual reports on Form 20-F) of the Company.

Our research and development (“R&D”) team has the primary responsibility for day-to-day assessment and management of cybersecurity risks. When cybersecurity incidents occur, our R&D team will collect the relevant information, prepare solutions to address the issues, and report the incidents to our management, which supervises our R&D team.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-28.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1	Fifth Amended and Restated Memorandum and Articles of Association, adopted by special resolution of shareholders dated March 24, 2023 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 3, 2023)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

4.2	Director Agreement by and between Wei Zhang and Color Star Technology Co., dated August 9, 2022 (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on August 9, 2022)

4.4	Form of Investor Warrant in connection to the September 2022 Offering (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K/A filed with the SEC on September 20, 2022)

4.9	Director Agreement by and between Ahmad Essa Mohammed Saleh and Color Star Technology Co., Ltd. dated December 1, 2022 (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on December 5, 2022)

4.10	Director Agreement by and between Muhammed Irfan and Color Star Technology Co., Ltd. dated December 1, 2022 (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on December 5, 2022)

4.11	Director Offer Letter, dated January 4, 2023, by and between Honglei Jiang and Color Star Technology Co., Ltd. (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on January 6, 2023)

4.14	2023 Equity Incentive Plan of Color Star Technology Co., Ltd. (Incorporated by reference to Appendix B of Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on February 16, 2023)

4.15	Employment Agreement, dated February 14, 2023, by and between Louis Luo and Color Star Technology Co., Ltd. (Incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on February 16, 2023)

4.16	Concert Cooperation Agreement dated May 19, 2023 by and among the Company, Rich America and Color Star (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on May 31, 2023)

4.18	Form of Convertible Promissory Note (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on July 12, 2023)

4.19	Form of Convertible Promissory Note (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on August 15, 2024)

4.20	Form of Initial Note (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on October 2, 2024)

4.21	Form of Initial Warrant (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on October 2, 2024)

4.22	Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on October 2, 2024)

4.23	Form of Placement Agency Agreement (Incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K filed with the SEC on October 2, 2024)

4.24	Form of Note Exchange Agreement (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on October 8, 2024)

4.25	Form of New Note (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on October 8, 2024)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

97.1*	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COLOR STAR TECHNOLOGY CO., LTD.

/s/ Louis Luo
	Name:	Louis Luo
	Title:	Chief Executive Officer

Date: October 17, 2024

COLOR STAR TECHNOLOGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Color Star Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Color Star Technology Co., Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2024, and the related notes to the consolidated financial statements and schedule (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of June 30, 2024 and 2023, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

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

Critical Audit Matter

The critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern evaluation

Description of the Matter

As reflected in the financial statements, the Company has a history of operating losses and negative operating cash flows for the year ended June 30, 2024. Accordingly, the Company has determined that these factors raise substantial doubt as to the its ability to continue as a going concern for a period of one year from the issuance of this consolidated financial statements. As discussed in Note 2 to the financial statements, management intends to transform the Color World App into a fee subscription version, and fund its business by way of private placements as may be required. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

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

Impairment assessment on intangible assets

Description of the Matter

As reflected in the financial statements, at June 30, 2024, the Company’s intangible assets was approximately $17 million. As disclosed in Note 2 to the financial statements, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable.

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

Singapore,

October 17, 2024

PCAOB ID 3487

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,218	$239,473
Accounts receivable,net	1,230,000	-
Other receivables, net	375,000	5,500,332
Prepayments	8,847,894	10,307,226
Total current assets	10,473,112	16,047,031

NON-CURRENT ASSETS
Plant and equipment, net	3,827	17,028
Intangible assets, net	17,006,083	13,966,083
Right-of-use asset	108,626	-
Prepayments - non-current	-	12,061
Total non-current assets	17,118,536	13,995,172

Total assets	$27,591,648	$30,042,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,270,945	$3,270,945
Other payables and accrued liabilities	3,955,301	1,474,823
Other payables - related parties	761,197	580,000
Lease liability - current	194,878	-
Convertible notes payable, net of debt issuance costs of $100,000	875,000	-
Total current liabilities	9,057,321	5,325,768

NON-CURRENT LIABILITIES:
Lease liability - non-current	8,583	-
Total non-current liabilities	8,583	-

Total liabilities	9,065,904	5,325,768

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.04 par value, 700,000,000 shares authorized, 51,212,384 and 14,991,012 shares issued and outstanding as of June 30, 2024 and 2023, respectively	2,048,495	599,640
Class B ordinary shares, $0.04 par value, 100,000,000 shares authorized, 1,200,000 shares issued and outstanding as of June 30, 2024 and 2023*	48,000	48,000
Additional paid-in-capital	228,523,395	213,146,190
Deferred stock compensation	(9,778)	(3,857,367)
Accumulated deficit	(212,084,368)	(185,220,028)
Total shareholders’ equity	18,525,744	24,716,435

Total liabilities and shareholders’ equity	$27,591,648	$30,042,203

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
	2024	2023	2022
REVENUE	$2,830,442	$-	$16,519,081

COST OF REVENUE	1,993,400	-	8,546,840

GROSS PROFIT	837,042	-	7,972,241

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(7,064,066)	(15,017,532)	(13,861,742)
PROVISION FOR EXPECTED CREDIT LOSSES	(16,911,882)	(9,850,811)	-
RESEARCH AND DEVELOPMENT EXPENSES	-	(121,580)	(68,275,869)
STOCK COMPENSATION EXPENSE	(3,868,649)	(3,493,563)	(4,732,700)
IMPAIRMENT LOSS OF LONG-LIVED ASSETS	-	(9,357,062)	-

LOSS FROM OPERATIONS	(27,007,555)	(37,840,548)	(78,898,070)

OTHER INCOME (EXPENSE), NET
Other income, net	333,333	(2,844)	1,696,984
Interest income	-	-	1
Amortization of debt issuance costs	(100,000)	-	-
Finance expense	(90,118)	(6,273)	(7,033)
TOTAL OTHER INCOME (EXPENSE), NET	143,215	(9,117)	1,689,952

LOSS BEFORE PROVISION FOR INCOME TAXES	(26,864,340)	(37,849,665)	(77,208,118)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(26,864,340)	$(37,849,665)	$(77,208,118)

LOSS PER CLASS A and CLASS B ORDINARY SHARE
Weighted average number of shares*
Basic and diluted	38,081,213	9,167,238	3,880,561

Loss per share - basic and diluted*
Basic and diluted	$(0.71)	$(4.13)	$(19.90)

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022 and the alteration of the authorized issued share capital from ordinary shares into Class A and Class B ordinary shares on March 24, 2023

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares*		Class B Ordinary shares*		Additional	Deferred
	Number	Par	Number	Par	paid-in	share	Accumulated
	of shares	amount	of shares	amount	capital	compensation	deficit	Total
BALANCE, June 30, 2021	2,758,920	$110,357	-	$-	$147,684,772	$(682,383)	$(70,162,245)	$76,950,501
Sale of ordinary shares	1,815,624	72,625	-	-	43,864,577	-	-	43,937,202
Ordinary shares issued for compensation	215,625	8,625	-	-	4,242,670	(86,260)	-	4,165,035
Ordinary shares issued for exercise of warrants	3,775	151	-	-	31,328	-	-	31,479
Forfeiture of unvested restricted ordinary shares	-	-	-	-	(168,000)	168,000	-	-
Stock compensation expense	-	-	-	-	-	567,665	-	567,665
Net loss	-	-	-	-	-	-	(77,208,118)	(77,208,118)
Additional ordinary shares of round up adjustment due to retroactive effect of the 40-for-1 reverse share	25,756	1,030	-	-	(1,030)	-	-	-
BALANCE, June 30, 2022	4,819,700	192,788	-	-	195,654,317	(32,978)	(147,370,363)	48,443,764
Sale of ounits	1,750,000	70,000	-	-	4,948,985	-	-	5,018,985
Sale of ordinary shares	1,200,000	48,000	-	-	1,452,000	-	-	1,500,000
Ordinary shares issued for acquisition of intangible assets	2,400,000	96,000	-	-	3,504,000	-	-	3,600,000
Ordinary shares issued for services	3,300,000	132,000	-	-	4,245,000	(3,800,125)	-	576,875
Ordinary shares issued for compensation	2,300,000	92,000	-	-	2,861,410	(123,290)	-	2,830,120
Ordinary shares issued for exercise of warrants	421,312	16,852	-	-	492,936	-	-	509,788
Conversion of Class A ordinary shares into Class B shares	(1,200,000)	(48,000)	1,200,000	48,000	-	-	-	-
Forfeiture of unvested restricted ordinary shares	-	-	-	-	(12,458)	12,458	-	-
Stock compensation expense	-	-	-	-	-	86,568	-	86,568
Net loss	-	-	-	-	-	-	(37,849,665)	(37,849,665)
Balance, June 30, 2023	14,991,012	599,640	1,200,000	48,000	213,146,190	(3,857,367)	(185,220,028)	24,716,435
Sale of ordinary shares	4,620,000	184,800	-	-	1,195,200	-	-	1,380,000
Ordinary shares issued for acquisition of intangible assets	24,000,000	960,000	-	-	6,240,000	-	-	7,200,000
Ordinary shares issued for acquisition of concert cooperation rights	6,400,000	256,000	-	-	7,744,000	-	-	8,000,000
Cashless exercise of warrants into ordinary shares	54,122	2,165	-	-	(2,165)	-	-	-
Conversion of convertible notes payable into ordinary shares	1,147,250	45,890	-	-	179,110	-	-	225,000
Stock compensation expense	-	-	-	-	21,060	3,847,589	-	3,868,649
Net loss	-	-	-	-	-	-	(26,864,340)	(26,864,340)
Balance, June 30, 2024	51,212,384	$2,048,495	1,200,000	$48,000	$228,523,395	$(9,778)	$(212,084,368)	$18,525,744

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022 and the alteration of the authorized issued share capital from ordinary shares into Class A and Class B ordinary shares on March 24, 2023

The accompanying notes are an integral part of these consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(26,864,340)	$(37,849,665)	$(77,208,118)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for expected credit losses	16,911,882	9,850,811	-
Depreciation	13,201	13,200	1,445,573
Amortization of intangible assets	4,160,000	5,843,813	4,450,895
Amortization of right of use asset	89,566	-	-
Research and development expenses	-	-	52,000,000
Stock compensation expense	3,868,649	3,493,563	4,732,700
Impairment loss of long-lived assets	-	9,357,062	-
Gain on disposal of equipment	-	-	(94,984)
Amortization of debt issuance costs	100,000	-	-
Changes in operating assets and liabilities
Accounts receivable	(1,230,000)	157,170	683,730
Other receivables	(11,786,550)	1,318,718	8,900
Prepayments	9,471,393	(152,623)	(15,964,364)
Accounts payable	-	(500,000)	3,770,945
Lease liabilities	5,269	-	-
Other payables and accrued liabilities	2,480,478	589,222	368,466
Deferred revenue	-	-	(3,596,821)
Net cash used in operating activities	(2,780,452)	(7,878,729)	(29,403,078)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	-	(39,602)
Purchase of intangible assets	-	-	(15,180,000)
Proceeds from sales of equipment	-	-	999,950
Net cash used in investing activities	-	-	(14,219,652)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from related parties	181,197	217,116	352,173
Proceeds from a convertible note, net of debt issuance costs	1,000,000	-	-
Proceeds from issuance of units, net of offering costs	-	5,018,985	-
Proceeds from issuance of ordinary shares, net of offering costs	1,380,000	1,500,000	43,937,202
Proceeds from exercise of warrants	-	509,788	31,479
Net cash provided by financing activities	2,561,197	7,245,889	44,320,854

NET CHANGE IN CASH AND CASH EQUIVALENTS	(219,255)	(632,840)	698,124

CASH AND CASH EQUIVALENTS, beginning of year	239,473	872,313	174,189

CASH AND CASH EQUIVALENTS, end of year	$20,218	$239,473	$872,313

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right of use asset and lease liability	$198,192	$-	$3,818,000
Ordinary shares issued for prepayments on concert cooperation rights	$8,000,000	$-	$-
Ordinary shares issued for acquisition of intangible assets	$7,200,000	$3,600,000	$1,550,000
Transfer of prepayments to intangible assets	$-	$-	$2,565,527
Unpaid receivable from disposal of equipment	$-	$-	$6,819,050
Cashless exercise of warrants into ordinary shares	$2,165	$-	$-
Conversion of convertible notes payable into ordinary shares	$225,000	$-	$-

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

Note 2 – Summary of significant accounting policies

Going concern uncertainty

The Company had an accumulated deficit of approximately $212.1 million as June 30, 2024 and had a net loss of approximately $26.9 million for the year ended June 30, 2024. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, the Company may be required to curtail or cease its operations. Management is trying to alleviate the going concern risk through obtaining additional equity financing to support its working capital, to improve its operating results by adding its construction management consulting business and implementing subscription fees for its Color World App users beginning in December 2024. However, there is no assurance that management will be successful in their future plans. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color Sky (1)	Hong Kong	100%
Modern Pleasure (2)	Hong Kong	100%
Color Metaverse	Singapore	100%
Color Star Ohio	Ohio, USA	100%
DMCC	United Arab Emirates	100%
Model Queen Limited	Hong Kong	100%
Color Star Hainan	PRC	100%

(1)	Disposed on February 3, 2023

(2)	Dissolved on December 16, 2022

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for credit losses of accounts receivable and other receivables, stock-based compensation, and fair value and useful lives of property, plant and equipment and intangible assets. Actual results could be materially different from those estimates.

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

The Company offered the following services:

(a)	Concerts and Entertainment Events

Sale of concerts and entertainment events is accounted for as a single performance obligation which is satisfied at a point in time on the day of the events.

(b)	Construction Management Consulting Services

Sale of construction management consulting services is accounted for as a single performance obligation which is satisfied at a point in time at the time the services are performed.

(c)	Online Music Education Academy Subscription

For the year ended June 30, 2022, the Company earns its online education academy revenues from its customers for subscription for services to be delivered over a period of time, the receipt is initially recorded as “deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered, usually one year. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Company is principal in its relationships where its partners, including artist agents, mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Company retains control over its service delivery to its subscribing members. Typically, payments made to its partners, are recorded as cost of revenues and as research and development expenses prior to any revenues being generated in this revenue stream. In July 2021, the Company no longer required its subscribers to pay for the annual subscription fee. Revenues in connection with the on-demand contents are recognized at a point in time when the subscription fee was paid to stream the on-demand contents.

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Information of revenues is as follows:

	For the Years Ended June 30,
	2024	2023	2022
Concerts and entertainment events	$2,722,642	$-	$-
Construction management consulting services	107,800	-	-
Online music education academy subscription	-	-	16,519,081
Total revenue	$2,830,442	$-	$16,519,081

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

Accounts receivable, net

Accounts receivable include receivables from Color World platform subscription fees due from App payment collections agent and from entertainment event sales, net of an allowance for credit losses. Accounts receivable are recorded at subscription fees and entertainment event sales amount received from the Company’s customers, and do not bear interest. Allowance for credit losses for accounts receivable is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written off on a case-by-case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Other receivables

Other receivables primarily include security deposit, receivables from sale of concert rights, and receivables from vendors upon cancellation of concerts, net of an allowance for credit losses. Allowance for credit losses for other receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for other receivables by assessing individual other receivables over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Other receivables are written off on a case-by-case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

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

Property, plant and equipment, net

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

The estimated useful lives of assets are as follows:

Useful life
Office equipment	3 years

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

There were $0, $9,357,062, and $0 impairment charges for the years ended June 30, 2024, 2023 and 2022, respectively.

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

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

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

Convertible notes

Upon adoption of ASU 2020-06 on July 1, 2021, the elimination of the beneficial conversion feature (“BCF”) and cash conversion models in ASC 470-20 that requires separate accounting for embedded conversion features in convertible instruments results in the convertible debt instruments being recorded as a single liability (i.e., there is no separation of the conversion feature, and all proceeds are allocated to the convertible debt instruments as a single unit of account). Unless conversion features are derivatives that must be bifurcated from the host contracts in accordance with ASC 815-15 or, in the case of convertible debt, if the instruments are issued with a substantial premium, in the latter case, ASC 470-20-25-13 requires the substantial premium to be attributable to the conversion feature and recorded in additional paid-in capital (APIC).

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

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2021 to 2023 are subject to examination by any applicable tax authorities.

Loss per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two-class method, net loss is allocated between ordinary shares and other participating securities (i.e. preference shares) based on their participating rights.

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

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company evaluated the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures, and believed that the adoption did not have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	June 30, 2024	June 30, 2023

Color World platform subscription fees due from App payment collections agent	$2,350,811	$2,350,811
Entertainment event sales	1,230,000	-
Subtotal	3,580,811	2,350,811
Allowance for credit losses	(2,350,811)	(2,350,811)
Accounts receivables, net	$1,230,000	$-

For the years ended June 30, 2024, 2023 and 2022, the Company recognized $0, $2,350,811, and $0 on provision for allowance on credit losses, respectively.

Movements of allowance for credit losses consisted of the following as of the date indicated:

	June 30, 2024	June 30, 2023

Beginning balance	$2,350,811	$-
Addition	-	2,350,811
Ending balance	$2,350,811	$2,350,811

Note 4 – Other receivables, net

Other receivables consisted of the following:

	June 30, 2024	June 30, 2023

Others	$332	$332
Receivables from vendors upon cancellation of concerts	23,286,550	13,000,000
Receivables from sale of concert rights	1,500,000	-
Other receivables	24,786,882	13,000,332
Allowance for credit losses	(24,411,882)	(7,500,000)
Other receivables, net	$375,000	$5,500,332

For the year ended June 30, 2024, 2023 and 2022, the Company recognized $16,911,882, $7,500,000 and $0 on provision for allowance on credit losses, respectively.

Movements of allowance for credit losses consisted of the following as of the date indicated:

	June 30, 2024	June 30, 2023

Beginning balance	$7,500,000	$-
Addition	16,911,882	7,500,000
Ending balance	$24,411,882	$7,500,000

Note 5 – Prepayments

Prepayments, current, consisted of the following:

	June 30, 2024	June 30, 2023

Prepayment for live concert productions	$8,835,833	$10,286,550
Prepayment for transportation services	12,061	20,676
Prepayments and advances	$8,847,894	$10,307,226

Prepayments, non-current, consisted of the following:

	June 30, 2024	June 30, 2023

Prepayment for transportation services	$-	$12,061

Note 6 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	June 30, 2024	June 30, 2023

Office equipment	$39,602	$39,602
Less: Accumulated depreciation	(35,775)	(22,574)
Property, plant and equipment, net	$3,827	$17,028

Depreciation expenses were $13,201, $13,200, and $1,445,573 for the years ended June 30, 2024, 2023 and 2022.

During the year ended June 30, 2022, the Company disposed all of its performance equipment which resulted in a gain on disposal of $94,984. Due to the epidemic has resulted in quarantines and travel and event restrictions throughout the world, the Company did not successfully host any live concerts since 2020. As a result, the Company decided to dispose its performance equipment by utilizing the cash to be realized from the equipment disposal as operating cash flows.

Note 7 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2024	June 30, 2023

Copyrights of online education academy courses	$23,800,000	$16,600,000
Less: Accumulated amortization	(6,793,917)	(2,633,917)
Intangible assets, net	$17,006,083	$13,966,083

Amortization expenses were $4,160,000, $5,843,813 and $4,450,895 for the years ended June 30, 2024, 2023 and 2022, respectively.

Note 8 – Accounts payable

	June 30, 2024	June 30, 2023

Royal fees payable	$3,270,945	$3,270,945

Note 9 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	June 30, 2024	June 30, 2023

Wei Zhang	Chairman of the Board and Director of the Company	Interest-free loan, due on demand	$198,110	$-
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	560,000	580,000
Louis Luo	Director and Chief Executive Officer of the Company	Interest-free loan, due on demand	3,087	-
Total			$761,197	$580,000

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

In May 2022, the Company entered into another lease agreement for office space in New York from July 1, 2022 through June 30, 2023, with a rental fee of $2,886 per month. The Company ended the lease on June 30, 2023.

In June 2022, the Company entered another lease agreement for office space in Dubai, United Arab Emirates from July 15, 2022 through July 14, 2023, with a rental fee of $7,829 per month. The Company ended the lease on July 14, 2023. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease has an initial term of 12 months or less.

In July 2023, the Company entered a lease agreement for office space in Dubai, United Arab Emirates from August 4, 2023 through August 3, 2025, with a rental fee of $8,621 per month. The Company recognized the operating lease ROU assets and lease liabilities on lease inception on August 4, 2023.

The components of the lease expenses consist of the following:

	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Operating lease cost
Lease expenses	$94,835	$-	$-
Lease expenses – short-term	1,404	77,751	65,580
Total lease expenses	$96,239	$77,751	$65,580

Weighted-average remaining term and discount rate related to leases were as follows:

	As of June 30, 2024	As of June 30, 2023

Weighted-average remaining term
Operating lease	1.09 year	-
Weighted-average discount rate
Operating lease	5.40%	-%

The Company’s commitments for minimum lease payment under these operating leases as of June 30, 2024 are as follows:

Twelve months Ending June 30,	Operating Lease Amount
2025	$198,292
Thereafter	8,621
Total minimum lease payments	206,913
Less: discount	(3,452)
Present value of minimum lease payments	$203,461

Note 11 – Convertible notes payable

On July 11, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on July 11, 2023 in the original principal amount of $1,100,000 (the “Note”), convertible into Class A ordinary shares, $0.04 par value per share, of the Company (the “Ordinary Shares”), at the conversion price of $2.00 per shares. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note with a gross proceed of $1,000,000. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time after the date that is six (6) months from the Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure. If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Conversion Price.

On January 19, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 200,000 at a conversion price of $0.25 per share. On February 16, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 200,000 at a conversion price of $0.25 per share. On April 12, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 298,900 at a conversion price of $0.17 per share. On May 21, 2024, the Investor redeemed $75,000 that was converted into ordinary shares of 448,350 at a conversion price of $0.17 per share. The remaining Note balance of $875,000 was converted into the Company’s Class A ordinary sales subsequent to June 30, 2024 (See Note 17).

As of June 30, 2024, the Note balance amount to $875,000. Interest expense of the Note was $81,922 and amortization of debt issuance costs was $100,000 for the year ended June 30, 2024.

Note 12 – Income taxes

(a) Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the years ended June 30, 2024, 2023 and 2022. The applicable tax rate is 21.0% for federal and 7.3% for New York State with an effective tax rate of 26.8%.

Color Star Ohio

Color Star Ohio is organized in the Ohio State in the United States. Color Star Ohio had no taxable income for the U.S. income tax purposes for the years ended June 30, 2024, 2023 and 2022. The applicable tax rate is 21.0% for federal and no state tax in Ohio State with an effective tax rate of 21.0%.

Color Star Hainan

Color Star Hainan is incorporated in the PRC and is subject to PRC Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant PRC tax laws. The applicable tax rate is 25.0% in PRC, but the tax rate could be reduced to 15% for qualified enterprises which are engaged in industries encouraged by the PRC government (e.g. New/high Tech Enterprises and certain integrated circuits production enterprises). Tax holiday is also offered to enterprises engaged in encouraged industries. Other CIT incentives are also available for tax resident enterprises in PRC.

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

Income (Loss) before provision for income taxes consisted of:

	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Cayman	$(5,697,898)	$(7,186,161)	$(8,837,141)
United States	(555,268)	(527,712)	(617,057)
Hong Kong	-	(9,114,811)	(67,753,920)
Dubai	(20,611,097)	(21,020,981)	-
PRC	(77)	-	-
Loss before provision for income taxes	$(26,864,340)	$(37,849,665)	$(77,208,118)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2024, 2023 and 2022:

	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Federal statutory rate	21.0%	21.0%	21.0%
State statutory rate	5.8%	5.8%	5.6%
Valuation allowance	(7.4)%	(5.4)%	(26.6)%
Removal of valuation allowance in disposed subsidiary	-%	29.8%	-%
Others (1)	(19.4)%	(21.4)%	-%
Effective tax rate	0.0%	0.0%	0.0%

(1)	These items represent expenses incurred in Cayman and it is not deductible in U.S. federal and state tax returns.

Significant components of deferred tax assets were as follows:

	June 30, 2024	June 30, 2023
Deferred tax assets
Net operating loss carryforward in the U.S.	706,247	576,046
Net operating loss carryforward in the UAE	3,746,887	1,891,888
Net operating loss carryforward in PRC	19	-
Valuation allowance	(4,453,153)	(2,467,934)
Total net deferred tax assets	$-	$-

As of June 30, 2024 and 2023, CACM and Color Star Ohio’s net operating loss carry forward for the U.S. income taxes was approximately $2.6 million and $2.1 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $0.7 million and $0.6 million related to its U.S. operations as of June 30, 2024 and 2023, respectively.

As of June 30, 2024 and 2023, Color Star DMCC’s net operating loss carry forward for the United Arab Emirates income taxes was approximately $41.6 million and $21.0 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in United Arab Emirates. If the Company is unable to generate taxable income in its United Arab Emirates operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $3.7 million and $1.9 million related to its United Arab Emirates operations as of June 30, 2024 and 2023, respectively.

As of June 30, 2024 and 2023, Color Sky Hainan’s net operating loss carry forward for the PRC income taxes was $77 and $0, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history in PRC. If the Company is unable to generate taxable income in its PRC operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of $19 and $0 related to its PRC operations as of June 30, 2024 and 2023, respectively.

Changes in the valuation allowance for deferred tax assets increased by $1,985,219 from $2,467,934 on June 30, 2023 to $4,453,153 on June 30, 2024. Changes in the valuation allowance for deferred tax assets decreased by $9,248,767 from $11,716,701 on June 30, 2022 to $2,467,934 on June 30, 2023.

(b) Uncertain tax positions

There were no uncertain tax positions as of June 30, 2024 and 2023, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended June 30, 2024, 2023 and 2022, the Company did not incur any tax related interest or penalties.

Note 13 – Shareholders’ equity

Shares Reverse Split

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

Issuance of Class A Ordinary Shares

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

On November 20, 2023, the Company entered into certain securities purchase agreement (the “SPA 6”) with Vast Ocean Inc. (the “Purchaser”), the largest shareholder of the Company, as such term is defined in Section 4(a)(2) of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 2,000,000 Class A ordinary shares, (the “Shares”) par value $0.04 per share (the “Class A Ordinary Shares”), at a per share purchase price of $0.25 (the “Offering”). The gross proceeds to the Company from this offering was $500,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 21, 2023.

On December 28, 2023, the Company entered into certain securities purchase agreement (the “SPA7”) with a certain sophisticated investor (the “Purchaser”) as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 1,500,000 ordinary shares (the “Shares”) par value $0.04 per share, at a per share purchase price of $0.4 (the “Offering”). The gross proceeds to the Company from this Offering will be approximately $600,000. The Offering closed on January 26, 2024 upon satisfaction of all closing conditions.

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

In August 2022, the Board granted an aggregate of 7,500 restricted Class A ordinary shares, which were issued with a fair value of $36,000 to Ms. Wei Zhang, the Company’s chairwoman and Mr. Farhan Qadir, the Company’s former CEO, pursuant to their employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2022 to August 8, 2023. The Board approved that these shares were all vested in February 2023 when the Company’s former CEO resigned from the Company.

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

In August 2023, the Company granted an aggregate of 5,000 restricted Class A ordinary shares, which will be issued with a fair value of $6,400 to Ms. Wei Zhang, the Company’s chairwoman, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2023 to August 8, 2024.

In February 2024, the Company granted an aggregate of 50,000 restricted Class A ordinary shares, which will be issued with a fair value of $14,000 to Mr. Louis Luo, the Company’s CEO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from February 14, 2024 to February 13, 2025.

In April 2024, the Company granted an aggregate of 3,000 restricted Class A ordinary shares, which will be issued with a fair value of $660 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2024 to March 31, 2025.

For the years ended June 30, 2024, 2023 and 2022, the Company recognized approximately $0.1 million, $0.1 million and $0.6 million compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2021	12,146	$56.00	$-
Forfeited	(3,750)	$44.80	-
Granted	8,000	$10.80	-
Vested	(11,750)	$48.40	-
Unvested as of June 30, 2022	4,646	$7.20	$-
Forfeited	(2,396)	$5.20	-
Granted	60,500	$2.04	-
Vested	(28,833)	$3.00	-
Unvested as of June 30, 2023	33,917	$1.69	$-
Forfeited	-	$-	-
Granted	58,000	$0.36	-
Vested	(58,000)	$1.18	-
Unvested as of June 30, 2024	33,917	$0.29	$-

Class A Ordinary Shares Issued for Compensation

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

For the years ended June 30, 2024, 2023 and 2022, the Company recorded $0, approximately $2.8 million, and approximately $4.2 million stock compensation expense related to Class A ordinary shares grants, respectively.

Class A Ordinary Shares Issued for Services

In December 2022, the Board granted an aggregate of 1,500,000 Class A ordinary shares with a fair value of $1,065,000, determined using the closing price of $0.71 on December 19, 2022, to four service providers. The value of these shares is being amortized over the service from December 19, 2022 to December 18, 2023.

In March 2023, the Board granted an aggregate of 1,800,000 Class A ordinary shares with a fair value of $3,312,000, determined using the closing price of $1.84 on March 27, 2023, to four service providers. The value of these shares has certain vesting conditions to be performed by the service providers. The value of these shares is being amortized over the service from October 2023 to March 2024.

For the years ended June 30, 2024, 2023 and 2022, the Company amortized approximately $3.8 million, $0.6 million and $0 stock compensation expense related to services, respectively.

Class A Ordinary Shares Issued for Acquisitions

In March 2023, the Company issued 2,400,000 Class A ordinary shares to a third party to purchase certain copyrights to be used in the Company’s Color World platform and the Class A ordinary shares were valued at $3.6 million using the fair value of the copyrights obtained.

In May 2023, the Company entered into a certain concert cooperation agreement (“Agreement”) by and among Rich America Inc., an Ohio corporation, (“Rich America”), Color Star DMCC and the Company. Pursuant to the Agreement, Rich America agreed to have certain music artists represented by Rich America perform at nine concert events organized by Color Star to be held between May 2023 and March 2024 (the “Concerts’) for an aggregate consideration of US$8,000,000, to be paid in 6,400,000 restricted Class A Ordinary Shares, par value $0.04 per share, of the Company (the “Shares”). The shares were valued at $1.25 per Class A ordinary shares and issued in July 2024.

In December 2023, the Company issued 24,000,000 of restricted Class A ordinary shares to a vendor in exchange for the Artist’s right, title and interests in and to 24 pieces of music works created by the vendor. The shares were valued at $0.30 per Class A ordinary shares with total consideration of $7,200,000.

Warrants

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2021	641,157	$49.60	3.08
Granted	1,215,788	$52.00	4.02
Forfeited	-	$-	-
Exercised	(3,775)	$22.00	-
June 30, 2022	1,853,170	$35.20	3.00
Granted	1,793,125	$3.20	4.95
Forfeited	-	$-	-
Exercised	(421,312)	$1.21	-
June 30, 2023	3,224,983	$16.75	3.30
Granted	-	$-	-
Forfeited	(500,000)	$53.60	-
Exercised	(106,913)	$0.25	-
June 30, 2024	2,618,070	$8.76	2.89

Note 14 – Loss per shares

The Company computes loss per share of Class A ordinary shares and Class B ordinary shares using the two-class method. The rights, including the liquidation and dividend rights, of the holders of Class A ordinary shares and Class B ordinary shares are identical.  As a result, the undistributed earnings (loss) for each year are allocated based on the contractual participation rights of the Class A ordinary shares and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

The following tables set forth the computation of basic and diluted loss per share of Class A ordinary shares and Class B ordinary shares:

	For the Year Ended June 30, 2024		For the Year Ended June 30, 2023		For the Year Ended June 30, 2022
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(26,017,802)	$(846,538)	$(36,519,400)	$(1,330,265)	$(77,208,118)
Denominator
Number of shares used in per share computation	36,881,213	1,200,000	8,845,046	322,192	3,880,561
Basic and diluted loss per share	$(0.71)	$(0.71)	$(4.13)	$(4.13)	$(19.90)

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

As of June 30, 2024 and June 30, 2023, $0 was deposit with a bank located in the US or PRC subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. In PRC, the insurance coverage of each bank is RMB 500,000 (approximately $71,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for allowance on estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer Concentration Risk

As of June 30, 2024, one customer accounted for 100% of the Company’s accounts receivable. There were no accounts receivable as of June 30, 2023.

For the year ended June 30, 2024, one customer accounted for 94% of the Company’s total sales. There were no sales for the year ended June 30, 2023. For the year ended June 30, 2022, no customer accounted for over 10% of the Company’s total sales.

Vendor Concentration Risk

As of June 30, 2024 and June 30, 2023, one vendor accounted for 100% of the Company’s accounts payable.

For the year ended June 30, 2024, one vendor accounted for 90% of the Company’s total purchases. There were no purchases for the year ended June 30, 2023. For the year ended June 30, 2022, three vendors accounted for 60%, 27% and 13% of the Company’s total purchases.

Note 17 – Subsequent events

Unsecured Convertible Note

On August 13, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah Limited Liability Company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on August 13, 2024 in the original principal amount of $1,100,000 (the “Note”), convertible into Class A ordinary shares, $0.04 par value per share, of the Company (the “Ordinary Shares”), for $1,000,000 in gross proceeds. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time after the date that is six (6) months from the Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an equity conditions failure. If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the conversion price of $2.00 per share. In addition, the Note provides that upon occurrence of an event of default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. On August 15, 2024, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

Sale of Class A Ordinary Shares

On August 22, 2024, the Company entered into certain securities purchase agreement with a certain sophisticated investor as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 2,350,000 Class A ordinary shares, par value $0.04 per share, at a per share purchase price of $0.40. The gross proceeds to the Company from this Offering will be approximately $940,000. The Offering closed on September 12, 2024 upon satisfaction of all closing conditions.

Senior Secured Convertible Notes

On September 27, 2024, the Company and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “SPA”), pursuant to which the Company sold to the Purchasers an initial tranche of senior secured convertible notes in the aggregate principal amount of approximately $7.6 million (the “Initial Notes”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares (the “Ordinary Shares”) of the Company, and accompanying Series A Warrants to purchase up to an aggregate of 2,853,118 Ordinary Shares, with an exercise price of $1.60 per Ordinary Share (the “Initial Warrants”). The offering of the Initial Notes and Initial Warrants resulted in gross proceeds to the Company of approximately $7,000,000 before deducting placement agent fees and other estimated offering expenses (the “Offering”).

The Initial Notes are convertible into the Company’s Ordinary Shares at the holder’s option, after 45 days from the date of issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) $1.60 (“Conversion Price”), or (ii) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date. If the Company raises funds through subsequent financings, the holder can require the Company to use up to 30% of the proceeds to redeem the Initial Notes at 105% of the principal amount, plus accrued interest. The Conversion Price will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The Initial Note is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the Initial Note ranks senior to all other Company debts and liabilities.

The Initial Warrants are exercisable after 45 days from the date of issuance (the “Initial Exercise Date”) at $1.60 per share and expire 5 years from the Initial Exercise Date. Each Initial Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, as well as any subsequent financings at an effective price per share less than the exercise price of the Initial Warrants then in effect.

The Company allocated approximately $1.33 million from the net proceeds of the Offering for the repayment of a certain convertible promissory note issued to Streeterville Capital, LLC in the original principal amount of $1,100,000, bearing a simple interest rate of 8% per annum, and a maturity date of August 13, 2025, pursuant to certain securities purchase agreement dated August 13, 2024, and currently intends to use the remaining net proceeds from the Offering for general corporate and working capital purposes. The Offering closed on September 30, 2024.

Placement Agency Agreement

The Company also entered into a placement agency agreement dated September 27, 2024 with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6.5% of the gross proceeds raised in the Offering.

Note Exchange Agreement

The Company entered into a certain note exchange agreement dated October 8, 2024 (the “Note Exchange Agreement”) with certain institutional investors (the “Purchasers”) that are party to a certain securities purchase agreement dated September 27, 2024 (the “SPA”) by and among the Company and the Purchasers. Under the Note Exchange Agreement, the Purchasers agreed to deliver to the Company for cancellation and termination the Initial Notes previously issued by the Company to the Purchasers pursuant to the SPA. In exchange, the Company will issue to the Purchasers new convertible notes (the “New Notes”) with substantially all of the same terms of the Initial Notes, except that the New Notes shall become convertible into the Company’s Ordinary Shares at the holder’s option, immediately from the date of issuance, in whole or in part, until the New Notes are fully converted.

Conversion of Convertible Note into Class A Ordinary Shares

On October 8, 2024, the Investor redeemed the remaining Note balance of $875,000 and accrued interest of $96,540 from the Note dated July 11, 2023 and converted into Class A ordinary shares of 5,807,863 at a conversion price of $0.17 per share.