Form 20-F
period 2025-06-30
Zeta Network Group
filed 2025-11-12
CIK 1747661

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 333-226308

Zeta Network Group

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

80 Broad Street, 5th Floor

New York, NY 10005

(Address of principal executive offices)

Samantha Huang

Chief Executive Officer

(929) 317-2699

80 Broad Street, 5th Floor

New York, NY 10005

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0025	ZNB	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2025, there were 1,095,905 Class A ordinary shares, par value $0.0025 per share, and 480 Class B ordinary shares, par value $0.0025 per share, issued and outstanding.

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

ZETA NETWORK GROUP

FORM 20-F ANNUAL REPORT

i

INTRODUCTORY NOTE

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our,” or “the Company,” refers to Zeta Network Group, a Cayman Islands exempted company, its predecessor entities and its subsidiaries;

●	“CACM” refers to CACM Group NY, Inc.

●	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

●	“Color Metaverse” refers to Color Metaverse Pte. Ltd.;

●	“Color World” refers to the ColorWorld Metaverse platform;

●	“HK$” refers to Hong Kong dollars, the lawful currency of Hong Kong;

●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;

●	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

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

We have a short operating history with our current business model focusing on providing online entertainment performances, online education services, metaverse services and products, and cryptocurrency mining. We transitioned from a concrete business company into online entertainment and education in 2020, expanded into the metaverse industry in January 2022 and began cryptocurrency mining in April 2025. Our limited history of operating under the current business model may not serve as an adequate basis for evaluating our prospect and operating results, including gross billings, net revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating in compound industries including entertainment, education, metaverse and cryptocurrency mining, such as building and managing reliable and secure IT systems and infrastructure, addressing regulatory compliance and uncertainty, engaging, training and retaining high quality employees. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

Our Bitcoin treasury strategy exposes us to various risks, including risks associated with Bitcoin.

Bitcoin is a highly volatile asset that has traded below $50,000 per Bitcoin and above $111,000 per Bitcoin in the past 12 months. The trading price of Bitcoin significantly decreased during prior periods, and such declines may occur again in the future. Our Bitcoin holdings are expected to impact our financial results and the market price of our listed securities.

We expect that a large portion of our assets will be concentrated in our Bitcoin holdings. The concentration of our assets in Bitcoin limits our ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets. Our Bitcoin treasury strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our strategy to acquire and hold Bitcoin. This strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe Bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of Bitcoin declined in recent periods during which the inflation rate increased. If Bitcoin prices were to decline or our Bitcoin treasury strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our listed securities would be materially adversely impacted.

We will be subject to counterparty risks, including in particular risks relating to our custodians. Although we expect to implement various measures that are designed to mitigate our counterparty risks, such as storing substantially all of the Bitcoin we own in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodian-held Bitcoin is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodian-held Bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Bitcoin, or delaying or hindering our access to our Bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such Bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our listed securities.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of Bitcoin. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our Bitcoin, nor have such events adversely impacted our access to our Bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of Bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of Bitcoin, limit the availability to us of financing collateralized by Bitcoin, or create or expose additional counterparty risks.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Our operating results will be dependent on the price of digital assets and Bitcoin. If such price declines, our business, operating results, and financial condition would be adversely affected.

Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may adversely affect our operating results. As part of our Bitcoin treasury strategy, we will have significant investments in Bitcoin and Bitcoin-related assets. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of Bitcoin and financial contracts linked to Bitcoin. The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. For instance, in 2017 and 2021, the value of certain digital assets, including Bitcoin, experienced steep increases in value, followed by steep declines in 2018 and 2022. After recovering from the 2018 decline and reaching record highs in December 2021, the value of the total crypto market cap declined by approximately 64% in the twelve months ended December 31, 2022. The collapse of several companies in the digital asset industry such as Celsius, Voyager and FTX impacted digital assets prices in 2022 and the majority of 2023. We believe that the approval and launch of spot-based Bitcoin ETFs in the U.S. in the first quarter of 2024 and the election of President Donald Trump in the fourth quarter of 2024 drove up the crypto market capitalization again in 2024, but the crypto market generally declined in the first quarter of 2025. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:

●	market conditions across the cryptoeconomy;

●	changes in liquidity, volume, and trading activities;

●	trading activities on digital asset trading platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

●	decreased user and investor confidence in digital assets and digital asset trading platforms;

●	negative publicity and events relating to the cryptoeconomy;

●	unpredictable social media coverage or “trending” of digital assets;

●	the ability for digital assets to meet user and investor demands;

●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

●	consumer preferences and perceived value of digital assets and digital asset markets;

●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;

●	regulatory (including enforcement) or legislative changes and updates affecting the cryptoeconomy;

●	the characterization of digital assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;

●	the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;

●	financial strength of market participants;

●	the availability and cost of funding and capital;

●	the liquidity of digital asset trading platforms;

●	interruptions in service from or failures of major digital asset trading platforms;

●	availability of an active derivatives market for various digital assets;

●	availability of banking and payment services to support cryptocurrency-related projects;

●	level of interest rates and inflation;

●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and

●	national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition could be adversely affected.

The availability of spot ETPs for Bitcoin and other digital assets may adversely affect the market price of our listed securities.

Although Bitcoin and other digital assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to Bitcoin through traditional investment channels, and instead generally were only able to hold Bitcoin through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold Bitcoin directly, as well as the potential reluctance of financial planners and advisers to recommend direct Bitcoin holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to Bitcoin through investment vehicles that hold Bitcoin and issue shares representing fractional undivided interests in their underlying Bitcoin holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Bitcoin.

On January 10, 2024, the SEC approved the listing and trading of spot Bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of $4.6 billion on the first trading day. To the extent investors view our Class A Ordinary Shares as providing exposure to Bitcoin, it is possible that the value of our Class A Ordinary Shares may be influenced by the trading activity and performance of these spot Bitcoin ETPs. Additionally, on May 23, 2024, the SEC approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain. The approved spot ETPs commenced trading directly to the public on July 23, 2024. The listing and trading of spot ETPs for ether offers investors another alternative to gain exposure to digital assets, which could result in a decline in the trading price of Bitcoin as well as a decline in the value of our Class A Ordinary Shares relative to the value of our Bitcoin.

Although we are an operating metaverse company, and we believe we offer a differentiated value proposition that combines our metaverse operations with Bitcoin treasury exposure, investors may nevertheless view our securities primarily as a Bitcoin investment vehicle. They may choose to invest in alternative Bitcoin products for various reasons, including: (i) preference for “pure play” Bitcoin exposure without operational business risks; (ii) different tax treatment or regulatory structure; (iii) enhanced liquidity or trading characteristics; (iv) lower fees or expense ratios; or (v) different levels of transparency regarding Bitcoin holdings and net asset value calculations.

Unlike dedicated Bitcoin investment vehicles, we do not seek to track the value of Bitcoin or provide daily transparency regarding our Bitcoin holdings. If our combined business model is viewed favorably relative to pure Bitcoin exposure, our securities may trade at a premium. These valuation dynamics may increase the volatility of our share price and could result in our securities underperforming both our underlying Bitcoin holdings and our operational business performance.

Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our securities. Based on how we are viewed in the market relative to ETPs, and other vehicles which offer economic exposure to Bitcoin, such as Bitcoin futures exchange-traded funds (“ETFs”), leveraged Bitcoin futures ETFs, and similar vehicles offered on international exchanges, any premium or discount in our Class A Ordinary Shares relative to the value of our Bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for Bitcoin and other digital assets could have a material adverse effect on the market price of our listed securities.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of Bitcoin and adversely affect our business.

As a result of our Bitcoin treasury strategy, our assets are concentrated in our Bitcoin holdings. Accordingly, the emergence or growth of digital assets other than Bitcoin may have a material adverse effect on our financial condition. As of the date of this prospectus, Bitcoin is the largest digital asset by market capitalization. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed another major upgrade since then and may undertake additional upgrades in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to Bitcoin.

Other alternative digital assets that compete with Bitcoin in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to Bitcoin and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms. As of March 31, 2025, two of the seven largest digital assets by market capitalization were U.S. dollar-pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, Bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of Bitcoin to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Regulatory change reclassifying that Bitcoin is offered and sold as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of our listed securities.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940 (the “Investment Company Act”), a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

A significant portion of our assets are concentrated in our Bitcoin holdings. While senior SEC officials have stated their view that Bitcoin is not offered and sold as a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our Bitcoin treasury strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business.

In addition, if Bitcoin is determined to be offered and sold as a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Bitcoin and in turn adversely affect the market price of our listed securities.

We may require additional capital, including to fund potential acquisitions and capital expenditures, which may not be available on terms acceptable to us or at all and which depends on many factors beyond our control.

To support our growing business, we must have sufficient capital. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

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

Our business operations depend on the continued services of our senior management team and qualified key personnel. Although we have provided different incentives to our senior management team, we cannot assure you that we can continue to retain their services. One or more of our key executives may be unable or unwilling to continue in their present positions. Meanwhile, we have also provided attractive compensation packages to our qualified key personnel. However, we may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for qualified and skilled personnel have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them.

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

Our business could be adversely affected by infectious disease outbreaks, such as the COVID-19 pandemic, which has spread rapidly across the globe, resulting in adverse economic conditions and business disruptions. In reaction to this outbreak, governments worldwide imposed varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders. Since this outbreak, business activities in many countries have been disrupted by a series of emergency quarantine measures.

As a result, our operations in the U.S. have been materially affected. New York, where our U.S. operations are based, was affected by COVID-19, which led to measures taken by the New York government trying to contain the spread of COVID-19, such as reduction on the number of people in gathering and travel restrictions. For the fiscal year ended June 30, 2023, our management does not believe the COVID-19 pandemic had materially adversely affected the Company’s financial condition and operating results because our operations were primarily conducted via online platform and App.

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

On November 14, 2023, the Nasdaq Listing Qualifications Staff notified the Company that the minimum bid price per share for its ordinary shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). The notification received had no immediate effect on the listing of the Company’s ordinary shares on Nasdaq.

On December 5, 2024, Nasdaq determined that for the ten consecutive business days from November 15, 2024 to November 29, 2024, the closing bid price of the Company’s ordinary shares was $1.00 per share or higher putting the Company back into compliance with Listing Rule 5550(a)(2).

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

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “ZNB.” The market price for the ordinary shares has varied between a high closing price of $1.85 on September 20, 2024 and a low closing price of $0.56 on April 4, 2025 in the 12-month period ended on June 30, 2025. The price herein refers to the closing price after completion of the reverse share split price. This volatility may affect the price at which you could sell the ordinary shares. The ordinary share price are likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the following:

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

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Organization for Economic Co-operation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) initiative as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, (As Revised) (the “Economic Substance Act”) contains economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”. We are a Cayman Islands company, so our compliance obligations include filing an annual notification, which needs to state whether the Company is carrying out any relevant activities and if so, whether the Company has satisfied economic substance tests to the extent required under the Economic Substance Act. If the Cayman Islands Tax Information Authority determines that the Company or any of its Cayman Islands subsidiaries has failed to meet the requirements imposed by the Economic Substance Act, the Company may face significant financial penalties, restrictions on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands.

As it is still a relatively new regime, it is anticipated that the Economic Substance Act and associated guidance will evolve and may be subject to further clarification and amendments. The Company may need to allocate additional resources to keep updated with these developments, and may have to make changes to its operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject the Company to penalties under the Economic Substance Act.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our Seventh Amended and Restated Memorandum and Articles of Association, the Companies Act of the Cayman Islands (As Revised) and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

The Cayman Islands courts will not enforce criminal fines and tax judgments and judgments that are contrary to Cayman Islands public policy. However, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against the Company or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

We are a Cayman Islands exempted company incorporated with limited liability and not all of our assets are located in the United States. In addition, some of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in the Cayman Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom are not residents of the United States and whose assets may be located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands courts would hear original actions brought in the Cayman Islands against the Company or such persons predicated upon the securities laws of the United States or any state.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are an entertainment technology and digital asset finance company combining innovative digital asset and technology strategies with Bitcoin treasury operations. Having previously developed technology and artificial intelligence for the entertainment industry, we are now building a Bitcoin-centric institutional finance platform integrating digital asset treasury management, Bitcoin liquidity aggregation and sustainable Bitcoin mining operations. We primarily provide services through our wholly owned subsidiaries.

Zeta Network Group (formerly known as Color Star Technology Co., Ltd. was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, we changed our name to China Advanced Construction Materials Group, Inc. On December 27, 2018, we consummated a redomicile merger pursuant to which we merged with and into China Advanced Construction Materials Group, Inc., a newly formed Cayman Islands exempted company and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger adopted in July 2018. As a result of the merger, we are now governed by the laws of the Cayman Islands.

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

By special resolution of shareholders dated April 27, 2020, our name was changed from Huitao Technology Co., Ltd. to Color Star Technology Co., Ltd. On May 1, 2020, our Amended and Restated Memorandum and Articles of Association (“2020 Amended and Restated Memorandum and Articles”) was filed with the Registrar of Companies (Cayman Islands) and a Certificate of Incorporation on Change of Name to “Color Star Technology Co., Ltd. was issued

On September 3, 2022, Color Metaverse Pte. Ltd., our Singapore subsidiary, entered into a phone purchase agreement with Ziaul Haq for a quantity of 10,000 units of smart phones which shall be paid by the following methods: (i) $2,800,000 by cash and (ii) $2,200,000 to be paid with ordinary shares issued by us. The Share Consideration would be paid to Ziaul Haq at the trading price of the trading day immediately prior to the signing date. As of the date of this annual report, such shares have not been issued yet.

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

Effective November 1, 2022, we changed the ticker symbol of our ordinary shares traded on the Nasdaq Capital Market from “CSCW” to “ADD” representing our hope that our business will keep growing.

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

On October 8, 2024, the Company and certain institutional investors (the “Purchasers”) entered into a certain note exchange agreement (the “October Exchange Agreement”), pursuant to which the Purchasers delivered to the Company for cancellation and termination the Initial Notes previously issued by the Company to the Purchasers pursuant to certain securities purchase agreements dated September 27, 2024 (the “SPA”). In exchange, the Company issued to the Purchasers new convertible notes (the “October Notes”) with substantially all of the same terms of the Initial Notes, except that the October Notes shall become convertible into the Company’s Ordinary Shares at the holder’s option, immediately from the date of issuance, in whole or in part, until the October Notes are fully converted.

On November 25, 2024, the Company entered into certain note exchange agreements the Purchasers who are parties to the SPA. Pursuant to the SPA, the Company sold to the Purchasers an initial tranche of senior secured convertible notes in the aggregate principal amount of approximately $7.6 million (the “Initial Notes”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares, and accompanying Series A Warrants to purchase up to an aggregate of 2,853,118 Class A Ordinary Shares, with an exercise price of $1.60 per share (the “Initial Warrants”). The Initial Notes are convertible into Class A Ordinary Shares at the holder’s option, after 45 days from the date of issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) $1.60 (“Conversion Price”), or (ii) a price equal to 90% of the lowest VWAP of the Class A Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date (the “Alternate Conversion Price”).

Under the November Exchange Agreement, the Purchasers agreed to deliver to the Company for cancellation and termination the October Notes previously issued by the Company to the Purchasers pursuant to the October Exchange Agreement. In exchange, the Company will issue to the Purchasers new convertible notes (the “New Notes”) with substantially the same terms of the October Notes, except that a floor price of $25.40, equal to 20% of the closing price of the Company’s Ordinary Shares on the trading day immediately prior to the execution of the SPA (the “Floor Price”), was added to the New Notes. The New Notes are convertible into the Company’s Class A Ordinary Shares at the holder’s option, in whole or in part, until the New Notes are fully converted, at the lower of (i) the Conversion Price, or (ii) a price equal to the greater of (x) the Floor Price and (y) the Alternate Conversion Price.

On January 9, 2025, the Company entered into a copyright acquisition agreement (the “Copyright Agreement”) dated as of January 9, 2025, by and among Nine Star Parties and Entertainment LLC., an Ohio limited liability company (“Nine Star”), the Company, and Color Star DMCC. Pursuant to the Agreement, Nine Star agreed to sell to Color Star DMCC all of Nine Star’s right, title and interests in and to 27 pieces of music works created by Nine Star (the “Works”), for an aggregate consideration of US$8,100,000, to be paid in 2,250,000 restricted Class A Ordinary Shares. The restricted Shares were issued on February 5, 2025. However, the Works were not transferred or assigned to the Company and the Company canceled the 90,000 shares on October 15, 2025. The Company considered these transactions have never taken place as Nine Star did not complete its performance duties of transferring or assigning the copyrights to the Company.

On February 26, 2025, Model Queen entered into a certain purchase and sale agreement with BTC KZ, a company organized under the laws of Kazakhstan, pursuant to which Model Queen shall purchase certain cryptocurrency mining hardware and other equipment from BTC KZ from time to time in separate purchase orders. The parties agreed that the purchase will be made using a combination of US$9,000,000 in cash and US$26,000,000 payable in 16,250,000 restricted Class A Ordinary Shares.

On July 25, 2025, the Company entered into a series of related agreements with BTC KZ and Ulife Media and Production International Limited (“ULife”), a wholly owned subsidiary of BTC KZ, in connection with the restructuring of the payment of consideration under the February 26, 2025, purchase and sale agreement. As part of this restructuring, the Company entered into a secured term loan agreement with BTC KZ (the “Loan Agreement”) pursuant to which BTC KZ agreed to lend the Company $31,600,000 (the “Loan”). The Loan bears interest at a rate of 5% per annum, matures on July 24, 2028, and is repayable in equal quarterly installments of $2.85 million beginning September 30, 2025. The Company is also required to prepay the outstanding balance of the Loan with at least 50% of the net proceeds from any public or private equity offering. In connection with the Loan, the Company issued a promissory note to BTC KZ in the principal amount of $31,600,000 (the “Note”).

To secure the Company’s obligations under the Loan and the Note, the parties entered into a security agreement granting BTC KZ a first-priority security interest in the Equipment previously acquired under the Purchase Agreement (the Security Agreement”). The Equipment remains hosted in Kazakhstan pursuant to a hosting agreement dated March 20, 2025 between Model Queen and BTC KZ. In addition, the Company, BTC KZ, and ULife entered into a redemption and share cancellation agreement (the “Share Cancellation Agreement”) pursuant to which the share consideration previously issued to ULife was redeemed and cancelled effective as of August 6, 2025. Following such cancellation, ULife relinquished all ownership and rights in the cancelled shares.

On August 13, 2025, the Company entered into securities purchase agreements with certain institutional investors for the purchase and sale of 11,450,000 Class A Ordinary Shares at a purchase price of $0.56 per share, together with warrants to purchase up to 11,450,000 Ordinary Shares (the “Warrants”) at an initial exercise price of $0.56 per share. Gross proceeds, before deducting placement agent fees and other Offering expenses, were approximately $6.4 million. In addition, the Company entered into an agreement with certain existing investors holding Convertible Notes issued by the Company in January 2025 pursuant to which such investors have agreed to waive certain rights in consideration of the Company issuing to such investors approximately 2.9 million additional warrants to purchase Ordinary Shares, identical in all respects to the Warrants issued in the Offering. On September 4, 2025, the Company entered into a Payoff Letter Agreement with each of the holders of the Company’s outstanding convertible issued on January 16, 2025 pursuant to the Securities Purchase Agreement dated September 27, 2024, as amended. Pursuant to the Payoff Letter Agreement, the Company and the Holders agreed to fully and finally settle the remaining outstanding principal balances of the Notes through a one-time conversion into Class A ordinary shares, par value $0.0025 per share, at a fixed conversion price of US$1.15 per share.

On October 7, 2025, the Company entered into a Strategic Partnership Agreement with SOLV Foundation, a multi-chain Bitcoin liquid staking and institutional-grade structured finance platform with $2.5 billion in TVL, powering SolvBTC across Binance, Base and Solana. The partnership underscores the Company’s ambition to establish itself as a Nasdaq-listed leader in Bitcoin-centric digital asset finance.

On October 7, 2025, the Company entered into a securities purchase agreement with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 800,000 Class A Ordinary Shares at a purchase price of $1.00 per share; and (ii) pre-funded warrants to purchase up to 14,200,000 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $ 0.9975 per Pre-Funded Warrant. The Company received approximately $15 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses.

On October 15, 2025, the Company entered into a securities purchase agreement with certain investors (the “Purchasers”) pursuant to which the Company agreed to issue and sell to each Purchaser in a private placement offering an aggregate of US$230,837,060 of the Company’s units (the “Units”), each unit consisting of one Class A ordinary share, par value of US$0.0025 per Class A Ordinary Share, and one warrant entitling the Purchaser of a Unit to purchase one Class A Share, at an offering price of $1.7 per Unit. The warrants are immediately exercisable for 60 months after issuance at an exercise price of $2.55 per Share. The gross proceeds of the Offering are payable by 2,000 SolvBTC, a 1:1 wrapped Bitcoin-backed token issued by Solv Protocol, an on-chain Bitcoin reserve providing institutional mechanisms for the productive use of Bitcoin holdings. The Company received aggregated gross proceeds of US$230,837,060 from the offering.

4.B. Business Overview

We are an entertainment technology and digital asset finance company combining innovative digital asset and technology strategies with Bitcoin treasury operations. Having previously developed technology and artificial intelligence in the entertainment industry, we are now building a Bitcoin-centric institutional finance platform integrating digital asset treasury management, Bitcoin liquidity aggregation and sustainable Bitcoin mining operations. We primarily provide services through our wholly owned subsidiaries.

We offer efficient computing and crypto asset mining services for our customers, providing compute on demand from third-party operated mining pools, performing hash calculations under short-term spot contracts in exchange for Bitcoin.

After developing experience in artificial intelligence and network technology in the entertainment and metaverse industries, we shifted our focus to digital finance, commencing operations in our cryptocurrency mining business in Kazakhstan in April 2025. We entered into a Strategic Partnership Agreement with SOLV Foundation (“SOLV”), a multi-chain Bitcoin liquid staking and institutional-grade structured finance platform with $2.5 billion in TVL, powering SolvBTC across Binance, Base and Solana. The partnership underscores the Company’s ambition to establish itself as a Nasdaq-listed leader in Bitcoin-centric digital asset finance.

Our Operations

We provided online entertainment performances and online innovative education through our wholly owned subsidiaries, Color Metaverse and CACM. We offered students professional artist training platform featured by exclusive content and live interaction, with the mission of delivering world-class entertainment learning experiences and promoting entertainment exchange with our strong resources and deep connections in industry.

Artist Concerts and Tours

Live music events have been a staple of the Company since its conception, and it also possesses its own ultra-modern concert stage that is capable of large motions in 3 dimensions and has advanced lighting and sound systems. According to PwC, live events revenue will grow at a 9.6% CAGR through to 2027.

The World Boxing Association (“WBA”) Boxing Matches

In the summer of 2023, the Company announced a partnership with the WBA which allowed us to organize WBA-approved boxing competitions. The first match took place in Dubai on the 26th of August 2023, where 6 prolific fighters competed for the WBA gold belt. In addition to the match tickets, the event was also broadcast on international and local television, and livestreamed on various online platforms such as Sina Sports and Tencent QQ Live. According to broadcasters, the competition garnered over 4 million viewers in total.

Cryptocurrency Mining

We launched our cryptocurrency mining business in Kazakhstan in April 2025. Through our strategic partnership with SOLV Foundation, we offer compute on demand, performing hash calculations for our customer’s mining pool.

Our Suppliers and Customers

There were no purchases for the year ended June 30, 2025. For the year ended June 30, 2024, one vendor accounted for 90% of the Company’s total purchases.

For the year ended June 30, 2025, one customer accounted for 100% of the Company’s total sales. For the year ended June 30, 2024, one customer accounted for 94% of the Company’s total sales.

Sales and Marketing

Marketing Channels

We marketed our course offerings through various online and mobile channels. We placed advertisements and conduct marketing on mainstream social media platforms. At the same time, regarding our online education services, we also generated sales leads from word-of-mouth referrals by our students and parents of students.

Research and Development

Technology and Infrastructure

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enabled us to deliver a superior student experience and facilitate our efficient delivery of on-demand compute. Our technology team, coupled with our proprietary artificial intelligence technology and the growing volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications.

Intellectual Property

As of the date of this annual report, we have one copyright and one domain name: https://ir.thezetanetwork.com/.

Legal Proceedings

FT Global Capital Inc. (“FTGC”) held a default judgment against the Company in the matter of FT Global Capital, Inc. v. Color Star Technology Co. Ltd., Index No. 651370/2025, Supreme Court of the State of New York, County of New York. FTGC claimed that it was entitled, as the Company’s exclusive placement agent, to receive certain cash and warrants placement agent fees in connection with any public or private offerings, or financing or capital-raising transactions, for a period of twelve months following the execution of Exclusive Placement Agent Agreement, dated September 7, 2024, between the Company and FTGC, and for another twelve-month period following the expiration of the Exclusive Placement Agent Agreement (“Tail Provisions”).

On September 22, 2025 (the “Effective Date”), the Company and FTGC entered into a settlement agreement (the “Settlement Agreement”), pursuant to which the Company and FTGC agreed to resolve their differences and settle their dispute regarding the cash and warrants placement agent fees claimed by FTGC. Under the Settlement Agreement, both parties agreed to settle these claims through i) a cash payment of $450,000 (the “First Cash Payment”), and ii) the issuance of 14,320 of the Company’s Class A ordinary shares (the “Share Issuance”), subject to the Court granting an order authorizing issuance of the securities subject of this paragraph after a hearing pursuant to Section 3(a)(10) of the Securities Act, 15 U.S.C. §77c(a)(10) (the “Section 3(a)(10) Order”).

In the event that the Court does not grant the Section 3(a)(10) Order, the Company shall instead pay FTGC a cash amount of $600,000. In addition, if, at the time of the Share Issuance, the Company’s closing stock price per share (measured as of the trading day immediately prior to the issuance date) is less than $1.36 per share, the Company shall pay FTGC an additional cash amount equal to ($1.36 – such closing price) × the number of shares issued to FTGC (the “True-up Cash Payment”).

The Settlement Agreement shall not be deemed effective until FTGC has received the First Cash Payment and the Share Issuance has been completed. As the date of this report, the Company has not made the First Cash Payment nor completed the Share Issuance. As of June 30, 2025, the Company accrued a payables balance of $642,291 in connection with the Settlements Agreement with FTGC’s claims in connection with the January 2025 financing.

On October 31, 2025, the Company and FTGC entered into an amendment to the Settlement Agreement (“Amendment”), pursuant to which both parties agreed that, upon the Company’s lump-sum payment of $950,000 to FTGC, i) the Settlement Agreement and the Amendment shall be deemed fully satisfied and terminated, ii) the Judgement shall be deemed fully satisfied, iii) FTGC shall withdraw and discharge all enforcement instruments or restraints issued in connection with the Judgment, and iv) FTGC shall cease all collection, enforcement, or restraint activity of any kind related to the Judgment or the Settlement Agreement. The release shall include any claims, defenses, or rights arising from or relating to (i) the Company’s financing occurred on or about October 9, 2025, and (ii) the 12-month period of the exclusive placement agent agreement shall remain unaffected and expressly preserved.

Regulations

This section the most significant rules and regulations relating to our business activities.

Singapore

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

Kazakhstan

We operate in a complex regulatory environment and expect to be subject to a wide range of laws and regulations enacted by Kazakhstan as well as similar entities in other countries. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Kazakhstan started to develop the cryptocurrency industry and promote both blockchain operations and cryptocurrency markets in 2017. On June 25, 2020, the president signed a law that introduced amendments to the regulation of digital technologies and legitimized mining. Such key definitions as “crypto asset”, or cryptocurrency, and “digital mining” were also introduced into the law “On Informatization.”

Under the Law on Digital Assets of the Republic of Kazakhstan, a digital asset refers to property created in digital form and assigned a digital code. This includes items that utilize cryptography and computational tools. It is not considered a currency or legal tender and is instead recorded and secured via the immutability of distributed ledger technology.

According to interpretive provisions issued by the Astana International Financial Centre (AIFC), a digital asset represents value in digital form and has the following characteristics: (1) It can be traded digitally and serve as: a medium of exchange or; a unit of account or; a store of value; (2) It can be exchanged for legal tender but is not issued or backed by any government; (3) It operates solely based on consensus within the digital asset user community; (4) It must be distinguished from legal tender and electronic money.

Regulations may substantially change in the future, and we cannot predict how future regulations will apply to our business, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws and further regulation by Kazakhstan government and other agencies, which may affect mining and other activities.

4.C. Organizational structure

Below is our organizational structure chart as of the date of this annual report.

4.D. Property, Plants and Equipment

Our U.S. executive offices are located at 80 Broad Street, 5th Floor, New York, NY 10005, where we lease premises of a shared office on a monthly rental basis. We lease our offices from independent third parties. Our cryptocurrency mining machines are hosted and operated by independent third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2025, 2024 and 2023 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5.A. Operating Results

Overview

Summary of Business

We are an entertainment technology and digital asset finance company combining innovative digital asset and technology strategies with Bitcoin treasury operations. Having previously developed technology and artificial intelligence for the entertainment industry, we are now building a Bitcoin-centric institutional finance platform integrating digital asset treasury management, Bitcoin liquidity aggregation and sustainable Bitcoin mining operations. We primarily provide services through our wholly owned subsidiaries.

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

However, following an assessment of the platform’s commercial performance and future cash flow prospects, the Company determined that the carrying value of the Color World application was no longer recoverable. Accordingly, the Company has fully impaired the Color World app and its related intangible assets. While the impairment reflects the reduced economic value of the application, the Company continues to explore opportunities to leverage its accumulated technology, AI expertise, and entertainment resources in developing new business initiatives and strategic partnerships within the entertainment technology sector.

In September 2023, we also began our construction management consulting services business. However, this consulting services business is still in the beginning stage, and we are not certain if this business can be sustained.

In April 2025, we commenced cryptocurrency mining via our wholly-owned subsidiary, Model Queen. We acquired specialized mining equipment and commenced mining activities in the final quarter of the fiscal year, generating initial revenue from this new line of business.

Cryptocurrency mining is subject to significant volatility and risks, including fluctuations in cryptocurrency prices, changes in mining difficulty, energy costs, and regulatory developments. These factors may materially impact the profitability and cash flows associated with the mining operations.

As a nascent segment, we’re actively monitoring operational performance and market conditions, and continues to assess the appropriate capital investment, depreciation policies, and impairment indicators related to its mining equipment. Given the rapidly evolving nature of the cryptocurrency industry, results from mining operations may vary significantly in future periods.

We remain committed to enhancing operational efficiencies and evaluating strategic opportunities to grow our presence in this emerging sector.

Principal Factors Affecting Our Financial Performance

We believe that the following factors will continue to affect our financial performance:

●	Experienced Management. Management’s technical knowledge and business relationships give us the ability to collaborate with major record companies, entertainment agencies and teaching experts, which provides us with leverage to expand our recognition, promote our products and attract more students rapidly. If there were to be any significant turnover in our senior management, it could deplete the expertise and knowledge held by our existing senior management team.

●	Innovation Efforts. We strive to produce the most innovative advanced products to the users of our platforms. We entered into technical service contracts with platform developers and program licensees to further improve our products and to better user experience. If our research and development efforts were not sufficient to adapt to the change in technology in the industries, our products might not compete effectively.

●	Market Price of Bitcoin. Our business is heavily dependent on the spot price of bitcoin. The prices of cryptocurrencies, specifically bitcoin, have experienced substantial volatility, which may reflect “bubble” type volatility, meaning that high or low prices may have little or no merit, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including their acceptance as a means of exchange by consumers and producers, scarcity, and market demand.

●	Regulatory Environment. We operate and plan to operate in a complex and rapidly evolving regulatory environment and expect to be subject to a wide range of laws and regulations enacted by various regulatory bodies. The regulatory environment is subject to potential substantial changes in the future, making it presently impossible to ascertain their application and effect on our business. While we anticipate increased scrutiny from regulators in 2025 and beyond regarding bitcoin mining, the impact of these regulations on our operations remains uncertain. As the legal and regulatory environment continues to evolve, we may be subjected to new laws and regulations enforced by agencies such as the SEC, potentially affecting our mining activities. Furthermore, state and local regulations play a crucial role in determining suitable locations for our mining operations. Key Components of Results of Operations

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

Cryptocurrency Mining. We engage in cryptocurrency mining by providing computing power in a third-party operated mining pools. We provide a service to perform hash calculations for the third-party operated mining pool, which is an output of our ordinary activities. We have identified the third-party mining pool operator as our customer. We enter into a contract with our customer to provide our hash calculations to our customer’s mining pool. The contracts are terminable without penalty at any time by either party, and thus the contract term is shorter than a 24-hour period and the contracts are continuously renewed. We receive non-cash consideration in the form of Bitcoin (“BTC”), fair value of which we measure at 23:59:59 UTC on the date of contract inception using the principal market for BTC. The contract renews continuously throughout the day, and thus the value of the consideration should be assessed continuously throughout the day, and we have concluded to use the 23:59:59 UTC BTC price each day. According to our contract with our customer, daily settlements are made to us by our customer based on the hash calculations provided over the contract periods occurring over a 24-hour period and the payout is made the following day. Our performance is completed over time as our customer obtains control of the contributed hash rate. The performance obligation of hash calculations is fulfilled over time, as opposed to a point in time, because we provide the hash calculations throughout the contract period and our customer simultaneously obtains control of the service and uses it to produce BTC.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended
	2025	2024	2023
Revenue	$8,726,016	$2,830,442	$-
Cost of revenue	8,975,518	1,993,400	-
Gross (loss) profit	(249,502)	837,042	-
Selling, general and administrative expenses	(5,166,012)	(7,064,066)	(15,017,532)
Allowance for credit losses	(1,105,000)	(16,911,882)	(9,850,811)
Provision for impairment loss on prepayments	(10,535,833)	-	-
Research and development expenses	-	-	(121,580)
Stock compensation expense	(1,675,065)	(3,868,649)	(3,493,563)
Impairment loss of intangible assets	(14,626,083)	-	(9,357,062)
Loss from operations	(33,357,495)	(27,007,555)	(37,840,548)
Total other (expense) income, net	(9,643,960)	143,215	(9,117)
Loss before provision for income taxes	(43,001,455)	(26,864,340)	(37,849,665)
Provision for income taxes	-	-	-
Net loss	$(43,001,455)	$(26,864,340)	$(37,849,665)

Fiscal Year Ended June 30, 2025 Compared to Fiscal Year Ended June 30, 2024

	For the Years Ended June 30,
				Percentage
	2025	2024	Change	Change
Revenue	$8,726,016	$2,830,442	$5,895,574	208%
Cost of revenue	8,975,518	1,993,400	$6,982,118	350%
Gross (loss) profit	(249,502)	837,042	$(1,086,544)	(130)%
Selling, general and administrative expenses	(5,166,012)	(7,064,066)	$(1,898,054)	(27)%
Allowance for credit losses	(1,105,000)	(16,911,882)	$(15,806,882)	(93)%
Provision for impairment loss on prepayments	(10,535,833)	-	10,535,833	100%
Stock compensation expense	(1,675,065)	(3,868,649)	$(2,193,584)	(57)%
Impairment loss of intangible assets	(14,626,083)	-	$14,626,083	100%
Loss from operations	(33,357,495)	(27,007,555)	$6,349,940	24%
Total other (expense) income, net	(9,643,960)	143,215	$(9,787,175)	(6,834)%
Loss before provision for income taxes	(43,001,455)	(26,864,340)	$16,137,115	60%
Provision for income taxes	-	-	$-	-%
Net loss	$(43,001,455)	$(26,864,340)	$16,137,115	60%

Revenue. Revenue for the years ended June 30, 2025, increased by 208% to approximately $8.7 million as compared to approximately $2.8 million for the year ended June 30, 2024. During the year ended June 30, 2025, we began our cryptocurrency mining business and generated approximately $8.7 million cryptocurrency mining revenue. There was no revenue from concert and entertainment events or construction management consulting services for the year ended June 30, 2025. During the year ended June 30, 2024, we generated approximately $2.8 million revenue, among which, approximately $2.7 million from sales of concerts and entertainment events and $0.1 million from construction management consulting services. We have organized a few concerts and sports events during the year ended June 30, 2024. In addition, we began our construction management consulting services in September 2023 and such services were immaterial to our operations for the year ended June 30, 2024. There was no cryptocurrency mining revenue for the year ended June 30, 2024.

The following table sets forth components of our revenue for the periods indicated:

	For the Years Ended June 30,
				Percentage
Revenue	2025	2024	Change	Change
Concert and entertainment events	$-	$2,722,642	$(2,722,642)	(100)%
Construction management consulting services	-	107,800	(107,800)	(100)%
Cryptocurrency mining revenue	8,726,016	-	8,726,016	100%
Total revenue	$8,726,016	$2,830,442	$5,895,574	208%

Cost of Revenue. Cost of revenue for the years ended June 30, 2025, increased by 350% to approximately $9.0 million as compared to approximately $2.0 million for the year ended June 30, 2024. Our cost of cryptocurrency mining revenue was approximately $9.0 million for the year ended June 30, 2025. There were no costs related to concert and entertainment events or construction management consulting services for the year ended June 30, 2025. Our service cost was approximately $2.0 million, among which, approximately $2.0 million from cost of sales of concerts and entertainment events and $14,000 from cost of construction management consulting services for the year ended June 30, 2024. There was no cost of cryptocurrency mining revenue for the year ended June 30, 2024.

The following table sets forth components of our cost of revenue for the periods indicated:

	For the Years June 30,
				Percentage
Cost of Revenue	2025	2024	Change	Change
Concert and entertainment events	$-	$1,979,400	$(1,979,400)	(100)%
Construction management consulting services	-	14,000	(14,000)	(100)%
Cryptocurrency mining cost	8,975,518	-	8,975,518	100%
Total cost of revenue	$8,975,518	$1,993,400	$6,982,118	350%

Gross (Loss) Profit. We had a gross loss of approximately $0.2 million for the crypto mining and a gross profit of approximately $0.8 million for the concert and entertainment events and construction management consulting services during the years ended June 30, 2025, and 2024, respectively.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $5.2 million for the year ended June 30, 2025, as compared to approximately $7.1 million for the year ended June 30, 2024, a decrease of approximately $1.9 million.

The decrease was primarily due to approximately $1.8 million decrease in amortization expense of our intangible assets due to the impairment of intangible assets and approximately $0.6 million decrease in payroll, offset by approximately $0.5 million increase in professional fees as we had some acquisition of mining equipment and intangible assets transactions during the year ended June 30, 2025.

Allowance for Credit Losses. Allowance for credit losses were approximately $1.1 million and $16.9 million for the years ended June 30, 2025, and 2024, respectively. The decrease was primarily due to approximately $15.8 million decrease in allowance for credit losses expenses on our aged receivables during the year ended June 30, 2025, as compared to the same period in 2024.

Provision for impairment loss on prepayments. Provision for impairment loss on prepayments were approximately $10.5 million and nil for the years ended June 30, 2025, and 2024, respectively. The increase was primarily due to approximately $10.5 million impairment loss on prepayments for live concert and entertainment productions during the year ended June 30, 2025.

Stock Compensation Expenses. Stock compensation expenses were approximately $1.7 million for the year ended June 30, 2025, as compared to approximately $3.9 million for the year ended June 30, 2024. The decrease was mainly due to the shares that we issued to our consulting service providers were vesting in the year ended June 30, 2024 and the decrease of stock price for the year ended June 30, 2025, which we issued the stock granted to our managements and employees stock with lower fair value of in the year ended June 30, 2025 as compared to the same period in 2024.

Impairment loss of long-lived assets. Impairment loss of long-live assets was $14.6 million for the year ended June 30, 2025, as compared to nil for the year ended June 30, 2024. We determined the copyrights of our self-developed applications and the music performance rights acquired in connection with the development of our online business will no longer be able to generate future cash flows for us. As a result, we fully wrote off the intangible assets and prepaid intangible assets accordingly.

Loss from Operations. We incurred losses from operations of approximately $33.4 million and approximately $27.0 million for the years ended June 30, 2025, and 2024, respectively. The increase of approximately $6.3 million in losses was primarily due to the reasons previously discussed.

Total Other (Expense) Income, Net. Our total other (expense) income, net, consists of other (expense) income, interest income, amortization of debt issuance costs and finance expense. We had a total other expense, net, of approximately $9.6 million and other income, net, of approximately $0.1 million for the years ended June 30, 2025, and 2024, respectively. The increase of other expenses was primarily due to the increase in the amortization of debt issuance costs of approximately $6.0 million, the increase in finance expense of approximately $3.6 million in connection with the convertible notes that we issued in September and November 2024, and January 2025, the increase of loss on extinguishment of debts of approximately $0.4 million as we paid off or modified our existing convertible notes before their due date offset by the increase of interest income of approximately $0.6 million as we earned interest income from a short-term third party loan during the year ended June 30, 2025.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2025, and 2024 as we had operating losses.

Net Loss. We incurred a net loss of approximately $43.0 million for the year ended June 30, 2025, as compared to approximately $26.9 million for the year ended June 30, 2024. This change was the result of the combination of the changes as discussed above.

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

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $7.1 million for the year ended June 30, 2024, as compared to approximately $15.0 million for the year ended June 30, 2023, a decrease of approximately $7.9 million.

The decrease was primarily due to approximately $4.8 million decrease in advertising expenses, approximately $1.7 million decrease in amortization expense of our intangible assets, approximately $0.6 million decrease in payroll, approximately $0.5 million decrease in professional fees and approximately $0.3 million decrease in office and other miscellaneous general and administrative expenses.

Allowance for Credit Losses. Allowance for credit losses were approximately $16.9 million and $9.9 million for the years ended June 30, 2024, and 2023, respectively. The increase was primarily due to approximately $7.0 million increase in allowance for credit losses expenses on our aged other receivables as we cancelled our online concert and one of our live concerts for which we are in the negotiation process with our concert vendors for the potential refunds.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. During the years ended June 30, 2024, and 2023, we spent approximately nil and $0.1 million on the development of augmented reality functions in our Color World App and maintaining our online education academy App, Color World internally, respectively.

Stock Compensation Expenses. Stock compensation expenses were approximately $3.9 million for the year ended June 30, 2024, as compared to approximately $3.5 million for the year ended June 30, 2023. The increase was mainly due to the shares that we issued to our consulting service providers were vesting in the year ended June 30, 2024.

Impairment loss of long-lived assets. Impairment loss of long-live assets was nil for the year ended June 30, 2024, as compared to approximately $9.4 million for the year ended June 30, 2023. The decrease was mainly due to the impairment charges to our intangible assets during the year ended June 30, 2023, where we don’t have such charges during the year ended June 30, 2024.

Loss from Operations. We incurred losses from operations of approximately $27.0 million and approximately $37.8 million for the years ended June 30, 2024, and 2023, respectively. The decrease of approximately $10.8 million in losses was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had a total other income, net, of approximately $0.1 million and other expense, net, of approximately $9,000 during the years ended June 30, 2024, and 2023, respectively. The change was mainly due to our sale of three concerts cooperation rights to other concert organizers as we obtained the rights to the concert cooperation but we were not able to organize the events during the committed timeframe. The increase was offset by the increase in the amortization of debt issuance costs of $100,000 and interest expense of approximately $82,000 in connection with the convertible notes payable that we issued in July 2023.

Provision for Income Taxes. We did not incur income tax expense for the years ended June 30, 2024, and 2023 as we had operating losses.

Net Loss. We incurred a net loss of approximately $26.9 million for the year ended June 30, 2024, as compared to a net loss of approximately $37.8 million for the year ended June 30, 2023. This change was the result of the combination of the changes as discussed above.

5.B. Liquidity and Capital Resources

As of June 30, 2025, we had cash and cash equivalents of approximately $1.0 million, which was held by our consolidated entities in the U.S.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We have engaged in concerts and entertainment events, construction management consulting services, and cryptocurrency mining. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital deficit was approximately $8.8 million as of June 30, 2025, as compared to working capital of approximately $1.4 million as of June 30, 2024.

In addition, we completed several debt financings and received net proceeds of $14.3 million from convertible notes during the year ended June 30, 2025. Furthermore, we completed several securities purchase financing transactions of approximately $6.4 million in August 2025 and $15.0 million in October 2025.

In February 2025, we signed an agreement to purchase certain cryptocurrency mining hardware and other equipment and expect to generate income from the equipment. If we are unable to generate sufficient cash flow within the normal operating cycle of a twelve-month period to pay for our future payment obligations, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support our working capital. However, there is no assurance that management will be successful in their future plans. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended June 30,
	2025	2024	2023

Net cash used in operating activities	$(8,337,201)	$(2,780,452)	$(7,878,729)
Net cash used in investing activities	(3,400,000)	-	-
Net cash provided by financing activities	12,777,876	2,561,197	7,245,889
Net change in cash and cash equivalents	$1,040,675	$(219,255)	$(632,840)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $8.3 million for the year ended June 30, 2025, which was mainly due to a net loss of approximately $43.0 million offset by non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $14.6 million impairment loss of intangible assets, approximately $2.4 million of amortization of intangible assets, approximately $6.0 million of amortization of debt issuance costs, approximately $10.5 million of provision for impairment loss on prepayments, approximately $1.1 million of allowance for credit losses, approximately $1.7 million of stock compensation expense, approximately $3.0 million of finance expense on convertible notes payable, approximately $2.9 million of depreciation expense, approximately $0.2 million of loss on extinguishment of debts, and approximately $0.1 million of amortization of right of use assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which consists of the increase of accounts receivable of approximately $2.2 million as we commenced cryptocurrency mining in April 2025 and had USDT receivable as of June 30, 2025, the decrease of accounts payable of approximately $3.3 million as we paid off the royal fees payable, the increase of prepayments of approximately $1.7 million as we prepaid for right, title and interests in music work, and the decrease of other payables and accrued liabilities of approximately $0.8 million. The net cash outflow was offset by the increase in lease liabilities of approximately $3,000 due to unpaid lease liabilities.

Net cash used in operating activities totaled approximately $2.8 million for the year ended June 30, 2024, which was mainly due to a net loss of approximately $26.9 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $16.9 million of allowance for credit losses, approximately $3.9 million of stock compensation expense, approximately $13,000 of depreciation expense, approximately $4.2 million of amortization expense, $100,000 of amortization of debt issuance costs, and approximately $90,000 of amortization of right of use assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of other receivables of approximately $11.8 million which were subsequently reserved for allowance on credit losses and the increase of accounts receivable of approximately $1.2 million. The net cash outflow was offset by the increase of prepayment of approximately $9.5 million as we prepaid service fees for live concert productions, and the increase of other payables and accrued liabilities of approximately $2.5 million as we incurred more payroll and received capital contribution in advance for potential private placement during the period.

Net cash used in operating activities totaled approximately $7.9 million for the year ended June 30, 2023, which was mainly due to a net loss of approximately $37.8 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $9.9 million of allowances for credit losses, approximately $3.5 million of stock compensation expense, approximately $13,000 of depreciation expense, approximately $5.8 million of amortization expense, and approximately $9.4 million of impairment loss of intangible assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of prepayment of approximately $0.2 million as we prepaid service fees for live concert productions and the decrease of accounts payable of approximately $0.5 million as we paid royalty fee to our on-demand content vendor during the period. The net cash outflow was offset by the decrease in accounts receivable of approximately $0.2 million, the decrease in other receivables of approximately $1.3 million, and the increase in other payables and accrued liabilities of approximately $0.6 million.

Investing Activities

Net cash used in investing activities totaled approximately $3.4 million for the year ended June 30, 2025, which was due to the purchase of cryptocurrency mining equipment of $3.4 million and loan to a third party of $4.0 million, and offset by the proceeds from loan repayment by a third party of $4.0 million.

There was no investing activity during the year ended June 30, 2024.

There was no investing activity during the year ended June 30, 2023.

Financing Activities

Net cash provided by financing activities totaled approximately $12.8 million for the year ended June 30, 2025, which was due to the proceeds from convertible notes, net of debt issuance cost, of approximately $14.3 million, offset by the repayment of a convertible note of approximately $1.1 million and the repayment of borrowings from related parties of approximately $0.4 million.

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

Inflation

Inflation in the U.S., Hong Kong, United Arab Emirates, Kazakhstan, and Singapore have not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we may be affected if U.S., Hong Kong, United Arab Emirates, and Singapore experience higher rates of inflation in the future.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Subsequent Events and Outlook

On July 25, 2025, we restructured a previously completed equipment acquisition transaction involving BTC KZ and its subsidiary ULife. The original transaction, which closed in March 2025, included a share issuance of 16,250,000 restricted Class A ordinary shares. Due to post-closing regulatory concerns regarding the issuance under Regulation S, the parties agreed to cancel the share consideration and replace the outstanding payment obligations with a secured loan in the amount of US$31.6 million. The loan bears interest at 5% per annum and is repayable in quarterly installments over a three-year period.

We believe this restructuring will help reduce regulatory risk and provide more structured repayment terms; however, it introduces new cash flow obligations and credit risk exposure. Additionally, since the equipment remains under the operational control of BTC KZ in Kazakhstan, we are actively exploring enhanced monitoring and governance mechanisms to ensure operational transparency and continuity. Management is focused on mitigating concentration risk and aligning future crypto-mining investments with improved contractual protection and internal controls.

On September 22, 2025, we entered into a settlement agreement (“Settlement Agreement”) with FTGC, pursuant to which we and FTGC agreed to resolve the differences and settle the dispute regarding the cash and warrants placement agent fees claimed by FTGC. Under the Settlement Agreement, both parties agreed to settle these claims through i) a cash payment of $450,000 (“First Cash Payment”), and ii) the issuance of 14,320 of the Company’s Class A ordinary shares (“Share Issuance”), subject to the Court granting an order authorizing issuance of the securities subject of this paragraph after a hearing pursuant to Section 3(a)(10) of the Securities Act, 15 U.S.C. §77c(a)(10) (the “Section 3(a)(10) Order”). In the event that the Court does not grant the Section 3(a)(10) Order, the Company shall instead pay FTGC a cash amount of $600,000. In addition, if, at the time of the Share Issuance, the Company’s closing stock price per share (measured as of the trading day immediately prior to the issuance date) is less than $1.36 per share, the Company shall pay FTGC an additional cash amount equal to ($1.36 – such closing price) × the number of shares issued to FTGC (the “True-up Cash Payment”).

The Settlement Agreement shall not be deemed effective until FTGC has received the First Cash Payment and the Share Issuance has been completed. We believe this Settlement Agreement will result in cash flow obligations. As of June 30, 2025, we had accrued a payables balance of $642,291 in connection with the Settlements Agreement with FTGC’s claims in connection with the January 2025 financing.

On October 31, 2025, the Company and FTGC entered into an amendment to the Settlement Agreement (“Amendment”), pursuant to which both parties agreed that, upon the Company’s lump-sum payment of $950,000 to FTGC, i) the Settlement Agreement and the Amendment shall be deemed fully satisfied and terminated, ii) the Judgement shall be deemed fully satisfied, iii) FTGC shall withdraw and discharge all enforcement instruments or restraints issued in connection with the Judgment, and iv) FTGC shall cease all collection, enforcement, or restraint activity of any kind related to the Judgment or the Settlement Agreement. The release shall include any claims, defenses, or rights arising from or relating to (i) the Company’s financing occurred on or about October 9, 2025, and (ii) the 12-month period of the exclusive placement agent agreement shall remain unaffected and expressly preserved.

5.C. Research and Development, Patents and Licenses, etc.

Research and Development

There are no research and development expenses during the years ended June 30, 2025 and 2024. During the year ended June 30, 2023, we spent approximately $0.1 million on developing augmented reality functions in our Color World App and maintaining our online education academy App, Color World internally.

Patents and Licenses, etc.

As of June 30, 2025 and 2024, we held approximately nil and $17.0 million of copyrights, net of accumulated amortization, respectively.

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

Allowance for credit losses

Allowance for credit losses for accounts receivable and other receivables is established based on various factors including historical payments and current economic trends. We review our allowance for the receivables by assessing individual receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable and other receivables are written off on a case-by-case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Provision for impairment loss on prepayments

Provision for impairment loss on prepayments is established based on various factors including factual situation and current economic trends. We review our provision for impairment loss on prepayments by assessing individual prepayments over the contractual term. The estimate of expected impairment loss is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Prepayments are written off on a case-by-case basis after exhaustive efforts at recovery are made, net of any amount that may be recovered.

Accounting for long-lived assets

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

Changes in these assumptions can materially affect the valuation of stock-based awards and the timing and amount of expense recognized in the financial statements. The Company regularly reviews these assumptions and updates them as necessary to reflect current market conditions and historical experience. Stock-based compensation expense is recognized on a graded vesting basis over the requisite service period in accordance with ASC 718, Compensation—Stock Compensation.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chloe Zhou Parker	45	Chairman of the Board and Director
Samantha Huang	41	Director and Chief Executive Officer
Lili Jiang	41	Chief Financial Officer
Patrick Wing-Ho Ngan	51	Chief Investment Officer
Hung-Jen Kuo	52	Independent Director
Honglei Jiang	43	Independent Director
Yan Zhang	44	Independent Director

Biography

Chloe Zhou Parker

Ms. Parker has served as our director and chairwoman of the Board since September 2025. Ms. Parker has extensive experience in real estate investment and management, as well as blockchain business development. She has served as the Chief Executive Officer of Marina VIP LLC, a real estate investment and management company, since July 2022, where she provides strategic leadership and vision and directs all aspects of operations. Ms. Parker has also served as the business development director at Bitwisdom Ltd. since October 2023, where she leads growth in blockchain-based services and drives client acquisition and partnership. Ms. Parker received her her associate of science degree in hospitality management from César Ritz Colleges, Switzerland in 2000.

Samantha Huang

Ms. Huang has served as our director since March 2025 and our Chief Executive Officer since May 2025. From August 2019 to October 2024, Ms. Huang served as the President at BK FOOD INC. (New York), where she was responsible for setting strategic goals and ensuring alignment with the company’s vision. From June 2013 to June 2019, Ms. Huang served as the Executive Director at Pengpai Pros & Partners (New York). From July 2010 to February 2013, she served as a Chief Investment & Finance Officer at Shanghai Daoshe Law Firm. Ms. Huang obtained her bachelor’s degree in accounting and finance from Shanghai University in July 2006.

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

Patrick Wing-Ho Ngan

Mr. Ngan has served as our Chief Investment Officer since October 8, 2025. He has more than two decades of cross-border experience in investment banking, corporate finance, fintech, and blockchain infrastructure. Earlier in his career, he held senior positions in equity capital markets at UBS, ABN AMRO, and Huatai International, advising on IPOs, capital-markets transactions and M&A financings across Asia and the United States. As an entrepreneur, Mr. Ngan co-founded Nova Vision Acquisition Corp (Nasdaq: NOVVU) and successfully led its IPO on Nasdaq, culminating in a landmark business combination in 2024. He also co-founded and served as CEO of Alchemy Pay, a cryptocurrency payment platform bridging fiat and digital payments globally, and co-founded QFPay International, a leading digital-payment solutions provider with operations across Asia and the Middle East. Mr. Ngan holds an Executive Management diploma from the Graduate School of Business, Stanford University, an MSc. in Accounting and Finance from the University of Southampton, UK, and a BA (Hons.) in Accounting and Finance from the University of Plymouth, UK.

Hung-Jen Kuo

Mr. Kuo has been serving as our independent director since August 12, 2020. He has more than 25 years of experience in the global securities fund investment & business management industry. He is currently the Executive President CEO of Fosun Capital. Before joining Fosun Group, he was the head general manager and director of the China Securities Services Division of Deutsche Bank, China. Mr. Kuo previously served as the chief investment expert of Noah Group, the managing director of Gopher Assets Management and the general manager of Gopher Public Fund. At the end of 2010, Mr. Kuo represented American Russell Investments and to participate in establishing Ping An Russell (Shanghai) Investment Management Company, one of the first private equity fund management companies in China. Mr. Kuo successfully introduced Russell’s investment MOM model to China, led investment research team building and business development, and issued China’s first MOM product. Mr. Kuo joined Russell Investment’s global Seattle headquarters in 2001, holding various positions in core departments such as investment management, research, and operations. In 1996, Mr. Kuo joined Aurora Group in Taipei as the assistant to CEO covering on business strategies and IPO project and jointly managing Russell Investment’s global assets. Mr. Kuo holds a master’s degree in finance from the University of Colorado and a bachelor’s degree in business administration from Sun Yat-sen University in Taiwan.

Honglei Jiang

Mr. Jiang has served as the chairman of the board of Beijing Huaihao Education Consulting Co., Ltd. since 2020. From 2017 to 2020, Mr. Jiang served as chief executive officer of Deyi Financial Leasing Co., Ltd. From February 2015 to December 2016, Mr. Jiang served as executive vice president of Kunsheng Financial Leasing Co., Ltd. Mr. Jiang earned his master’s degree in investment economics from Dongbei University of Finance & Economics in 2008, and obtained his bachelor’s degree in economics from Changchun University of Science and Technology in 2005.

Yan Zhang

Ms. Zhang has served as our independent director since March 2025. She has served as a Sourcing Manager at Shenzhen YAOGU Industrial Co., Ltd since April 2020, where she is responsible for identifying and evaluating suppliers, managing costs, maintaining supplier relationships, developing strategic sourcing plans, mitigating risks, and leveraging data analytics to optimize procurement and supply chain efficiency. Ms. Zhang obtained her bachelor’s degree in food science and technology from HuaiHai Institute of Technology in July 2003.

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

6.B. Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal year ended June 30, 2025.

Name and Principal Position	Year Ended June 30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wei Zhang	2025	180,000	-	1,450	-	-	-	-	181,450
Chairman of the Board

Samantha Huang	2025	19,500	-	-	-	-	-	-	19,500
Chief Executive Officer

Louis Lou	2025	55,000	-	1,973	-	-	-	-	1,973
Former Chief Executive Officer

Lili Jiang	2025	120,000	-	170	-	-	-	-	170
Chief Financial Officer

The executive directors did not to receive any compensation for serving on the Board. The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2025.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Hung-Jen Kuo	36,000	-	-	-	-	-	36,000
Honglei Jiang	36,000	-	-	-	-	-	36,000
Yan Zhang	10,500	-	-	-	-	-	10,500

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

Audit Committee

Hung-Jen Kuo, Honglei Jiang and Yan Zhang are members of our Audit Committee, and Honglei Jiang serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

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

Compensation Committee

Hung-Jen Kuo, Honglei Jiang and Yan Zhang are members of our Compensation Committee, and Yan Zhang serves as the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. The Compensation Committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our senior executives; and

●	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Hung-Jen Kuo, Honglei Jiang and Yan Zhang are members of our Nominating and Corporate Governance Committee, and Hung-Jen Kuo is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as independent under the current definition promulgated by Nasdaq. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	identify qualified individuals to become Board members, consistent with criteria approved by the Board, and to recommend that the Board select, the director nominees for the next annual meeting of shareholders;

●	develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and

●	to oversee the evaluation of the Board and management.

6.D. Employees

As of June 30, 2025, we had 14 full-time employees. As required by applicable PRC law, we have entered into employment contracts with all our officers, managers and employees. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff.

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

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Zeta Network Group, 80 Broad Street, 5th Floor, New York, NY 10005.

Total Ordinary Shares (As-Converted Basis) Beneficially Owned
Name of Beneficial Owners	Number	%(1)
Directors and Executive Officers:
Chloe Zhou Parker	-	-
Samantha Huang	-	-
Lili Jiang	120,098	*
Patrick Wing-Ho Ngan	-	-
Hung-Jen Kuo	-	-
Honglei Jiang	10,000	*
Yan Zhang	-	-

*	Less than 1%

(1)	Applicable percentage of ownership is based on 146,279,166 Class A Ordinary Shares Ordinary Shares and 480 Class B Ordinary Shares outstanding as of October 18, 2025, for each shareholder.

6.F. Disclosure of Actions to Recover Erroneously Awarded Compensation

N/A.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

None of our shareholders beneficially owns 5% or more of our voting securities.

7.B. Related Party Transactions

We have extended interest-free loans, due on demand, to certain directors and officers of the Company and its subsidiaries. The balances outstanding on these loans as of June 30, 2025, 2024 and 2023 are as follows:

Name of Related Party	Relationship	June 30, 2025	June 30, 2024	June 30, 2023
Wei Zhang	Chairman of the Board and Director of the Company	$-	$198,110	$-
Hui Xu	General Manager of CACM	310,000	560,000	580,000
Louis Luo	Director and Chief Executive Officer of the Company	3,073	3,087	-
Total		$313,073	$761,197	$580,000

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “ZNB.” The shares began trading on February 25, 2013 on the Nasdaq Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Class A ordinary shares are currently traded on the Nasdaq Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Seventh Amended and Restated Memorandum and Articles of Association effective on 18 August 2025 (the “2025 Amended and Restated Memorandum and Articles”), the Companies Act (As Revised) of the Cayman Islands, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date hereof, the authorized share capital of the Company is USD$32,000,000.00 divided into 11,200,000,000 Class A Ordinary shares with a nominal or par value of USD$0.0025 (“Class A Ordinary Shares”) each and 1,600,000,000 Class B Ordinary shares with a nominal or par value of USD$0.0025 (“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”).

Ordinary Shares

The following are summaries of material provisions of our 2025 Amended and Restated Memorandum and Articles, corporate governance policies and the Companies Act (As Revised) of the Cayman Islands insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company

Under our 2025 Amended and Restated Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital

The holders of our Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of the 2025 Amended and Restated Memorandum and Articles, to vote thereat.

The holders of our Class B Ordinary Shares are entitled to twenty votes for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of the 2025 Amended and Restated Memorandum and Articles, to vote thereat.

Except for the voting rights and conversion rights set out in the 2025 Amended and Restated Memorandum and Articles, the Class A Ordinary Shares and the Class B Ordinary Shares rank pari passu and have the same rights, preferences, privileges and restrictions.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act (As Revised) of the Cayman Islands and to our 2025 Amended and Restated Memorandum and Articles.

Voting

Voting at any shareholders’ meeting is by show of hands unless a poll is demanded by the chairman or persons holding certain amounts of shares as set forth in the 2025 Amended and Restated Memorandum and Articles. Actions that may be taken at a general meeting also may be taken by a unanimous resolution of the shareholders in writing.

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

A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the 2025 Amended and Restated Memorandum and Articles and reduce the share capital.

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

Conversion of Class B Ordinary Shares

The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time by the holder thereof on an one-for-one basis. The right to convert is exercisable by the holder of the Class B Ordinary Shares delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

The Class B Ordinary Shares are also subject to automatic conversion into an equal and corresponding number of Class A Ordinary Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder, as further described in the 2025 Amended and Restated Memorandum and Articles.

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

Our 2025 Amended and Restated Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our 2025 Amended and Restated Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the 2025 Amended and Restated Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions

Some provisions of our 2025 Amended and Restated Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our 2025 Amended and Restated Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our 2025 Amended and Restated Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than one-fourth (twenty-five percent) of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our 2025 Amended and Restated Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our 2025 Amended and Restated Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than one-fourth (twenty-five percent) of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our 2025 Amended and Restated Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Our current 2025 Amended and Restated Memorandum and permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current 2025 Amended and Restated Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, 2025 Amended and Restated Memorandum and Articles do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but the 2025 Amended and Restated Memorandum and Articles does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the 2025 Amended and Restated Memorandum and Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act (As Revised) of the Cayman Islands and the 2025 Amended and Restated Memorandum and Articles, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the 2025 Amended and Restated Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current 2025 Amended and Restated Memorandum and Articles may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our 2025 Amended and Restated Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the 2025 Amended and Restated Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Zeta Network Group is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

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

Singapore Taxation

Corporate Tax

The prevailing corporate tax rate in Singapore is 17% with effect from Year of Assessment 2011. In addition, with effect from Year of Assessment 2020, the partial tax exemption scheme applies on the first S$200,000 of a company’s normal chargeable income; specifically 75% of up to the first S$10,000 of a company’s normal chargeable income, and 50% of up to the next S$190,000 is exempt from corporate tax. The remaining chargeable income (after the partial tax exemption) will be taxed at 17%. Our subsidiary in Singapore is subject to Singapore corporate income tax at a rate of 17%.

Goods and Services Tax

Goods and services tax (“GST”) in Singapore is a consumption tax that is levied on the import of goods and services into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 7%. With effect from January 1, 2023, GST rate had increased to 8%, which further increased to 9% with effect from January 1, 2024.

Dividend Distributions

Singapore adopts a one-tier corporate tax system under which the tax collected from corporate profits is a final tax and the after-tax profits of a company resident in Singapore can be distributed to its shareholders as tax-exempt dividends. Such dividends are tax-exempt in the hands of the shareholders, irrespective of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Singapore does not currently impose withholding tax on dividends paid to resident or non-resident shareholders

United States Federal Income Taxation

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at https://ir.thezetanetwork.com/. However, information contained on our website does not constitute a part of this annual report.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 26, 2018, we filed a definitive proxy statement to change our place of incorporation from Nevada to the Cayman Islands. The re-domicile involved the Company’s merger with a newly formed subsidiary, as a result of which we became a wholly owned subsidiary of a Cayman Islands holding company (“CADC Cayman”). Each outstanding share of common stock of the Company was converted into the right to receive one ordinary share of CADC Cayman, which was issued by CADC Cayman in connection with the merger pursuant to a registered offering. There were no material modifications to the rights of our shareholders during the year ended June 30, 2025.

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

Based on that evaluation, we concluded that as of June 30, 2025, due to the material weaknesses in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements or external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. The management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, they concluded that as of June 30, 2025, due to the material weaknesses in the internal control over financial reporting discussed below, the disclosure controls and procedures were not effective.

●	The personnel primarily responsible for the preparation of our financial statements did not have requisite levels of knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements;

●	Ineffective supervision of the Company’s internal and disclosure controls over financial reporting;

●	In addition, management identified certain deficiencies related to the monitoring of advances, receivables, and the impairment assessment of intangible assets. Specifically, controls over (i) due diligence and credit risk evaluation of third-party counterparties, (ii) ongoing monitoring of prepayments and receivables arising from cooperation and licensing arrangements, and (iii) timely identification and evaluation of impairment indicators for intangible assets were not operating effectively. These deficiencies resulted in delayed recognition of expected credit losses and impairment charges during the period; and

●	Controls over preparation and review of formal cash flow forecasts were not operating effectively. Management did not prepare detailed, forward-looking cash flow projections to support its going concern assessment. The absence of forecasts increases the risk that liquidity shortfalls may not be timely identified, potentially affecting the reliability of management’s evaluation of the Company’s ability to continue as a going concern and the adequacy of related disclosures.

Management is in the process of re-assessing the design of certain control activities and developing its remediation plan for the above identified weaknesses. The Company’s actions are subject to ongoing senior management review, as well as Audit Committee oversight. The Company has implemented or will implement the following remedial measures within its resources as soon as practicable:

●	Establishing an internal audit function or engage an external consulting firm, to assist with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls, including

o	Implementing enhanced due-diligence and approval procedures for significant advances and counterparties.

o	Establishing periodic review and reconciliation controls over outstanding prepayments and receivables.

o	Enhancing impairment review processes for intangible assets, including regular technical and commercial viability assessments.

In addition, the Company has initiated remediation actions to strengthen its control environment, including:

●	Implementing formal cash flow forecasting processes to support liquidity and going concern assessments, including scenario analysis for new business initiatives and financing plans; and

●	Providing additional training to finance and operational personnel on U.S. GAAP requirements for impairment and credit loss recognition.

(c)	Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Hung-Jen Kuo, Honglei Jiang and Yan Zhang. Our board of directors has determined Hung-Jen Kuo, Honglei Jiang and Yan Zhang are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Hung-Jen Kuo, Honglei Jiang and Yan Zhang meet the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

The Board has adopted a Code of Conduct and Ethics that applies to the Company’s directors, officers and employees. A copy of this policy is available via our website at www.colorstarinternational.com. Printed copies of our Code of Ethics may be obtained, without charge, by contacting the Corporate Secretary, Zeta Network Group, located at 80 Broad Street, 5th Floor, New York, NY 10005.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended June 30, 2025	Year Ended June 30, 2024

Audit fees(1)	$343,503	148,110
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	18,800	-
Total	$362,303	148,110

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

In the year ended June 30, 2025, we have not encountered any cybersecurity incidents which have affected or are reasonably likely to affect us, and we have not implemented any specific policies with respect to monitoring and managing cybersecurity threats. However, we intend to adopt cybersecurity processes, technologies and controls to aid in our efforts to assess, prevent, identify and manage such risks. We cannot assure that we will not encounter any material cybersecurity incidents in the future or that our business operations, financial position or results of operations will not be materially and adversely affected as a result. Since we do not currently implement a comprehensive cybersecurity risk management program, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-37.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1	Seventh Amended and Restated Memorandum and Articles of Association, adopted by special resolution of shareholders dated June 29, 2025 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 4, 2025)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

4.1	Note Exchange Agreement, by and among Color Star Technology Co., Ltd. and a Holder of October 2024 Notes, dated November 25, 2024 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on November 26, 2024)

4.2	Registered Senior Convertible Note, by and among Color Star Technology Co., Ltd. and a Holder of October 2024 Notes (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on November 26, 2024)

4.3	Form of November Note (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on November 26, 2024)

4.4	Director Agreement by and between Shaikh Humaid Abdulla Rashed Ahmed Almualla and Color Star Technology Co., Ltd., dated December 23, 2024 (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on December 23, 2024)

4.5	Series B Ordinary Share Purchase Warrant, dated January 16, 2025 (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on January 17, 2025)

4.6	Form of New Note (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on January 17, 2025)

4.7	Form of Director Offer Letter (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 18, 2025)

4.8	Purchase and Sale Agreement, by and between BTC KZ and Model Queen Limited, dated February 26, 2025 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K dated March 20, 2025)

4.9	Employment Agreement, dated May 30, 2025, by and between Samantha Huang and Zeta Network Group (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on May 30, 2025)

4.10	Secured Term Loan Agreement, dated July 25, 2025, by and between Color Star Technology Co., Ltd. and BTC KZ (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on August 6, 2025)

4.11	Promissory Note, dated July 25, 2025, by and between Color Star Technology Co., Ltd. and BTC KZ (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on August 6, 2025)

4.12	Security Agreement, dated July 25, 2025, by and between Color Star Technology Co., Ltd. and BTC KZ (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on August 6, 2025)

4.13	Redemption and Share Cancellation Agreement, dated July 25, 2025, by and among Color Star Technology Co., Ltd., BTC KZ and Ulife Media and Production International Limited (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on August 6, 2025)

4.14	Lock-up Agreement in connection with the August 2025 offering (Incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on August 18, 2025)

4.15	Waiver Agreement in connection with the August 2025 offering (Incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K filed with the SEC on August 18, 2025)

4.16	2025 Equity Incentive Plan of Color Star Technology Co., Ltd. (Incorporated by reference to Exhibit 10.1 of the Company’s Form S-8 filed with the SEC on August 25, 2025)

4.17	Director Offer Letter (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on September 24, 2025)

4.18	Strategic Partnership Agreement, dated October 3, 2025 by and between Zeta Network Group and SOLV Foundation (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on October 7, 2025)

4.19	Pre-Funded Ordinary Share Purchase Warrant in connection with the October 2025 offering (Incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on October 14, 2025)

4.20	Form of Class A Ordinary Shares Purchase Warrant in connection with the October 2025 offering (Incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on October 20, 2025)

8.1*	List of Subsidiaries

10.1	Amendment No. 2 to Securities Purchase Agreement, dated as of January 16, 2025 (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on January 17, 2025).

10.2	Amendment to Securities Purchase Agreement by and between Zeta Network Group and certain Purchasers, dated November 25, 2024 (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on November 26, 2024).

10.3	Securities Purchase Agreement by and between Zeta Network Group and certain Purchasers, dated August 13, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on August 18, 2025).

10.4	Letter Agreement by and between Maxim Group, LLC, as Placement Agent, and Zeta Network Group, dated August 13, 2025 (incorporated by reference to Exhibit 99.5 of the Company’s Form 6-K filed with the SEC on August 18, 2025)

10.5	Placement Agency Agreement by and between Univest Securities, LLC and Zeta Network Group, dated October 7, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on October 14, 2025)

10.6	Securities Purchase Agreement by and between Zeta Network Group and certain Purchasers, dated October 7, 2025 (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K filed with the SEC on October 14, 2025)

10.7	Securities Purchase Agreement by and among Zeta Network Group and certain Purchasers, dated October 15, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on October 20, 2025)

11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZETA NETWORK GROUP

/s/ Samantha Huang
	Name:	Samantha Huang
	Title:	Chief Executive Officer

Date: November 12, 2025

ZETA NETWORK GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

To the Shareholders and Board of Directors of Zeta Network Group (formerly known as Color Star Technology Co., Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Zeta Network Group and its subsidiaries (collectively, the “Company”) as of June 30, 2025, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of June 30, 2025, and the results of its operations and cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring operating losses of $43.0 million, experienced negative cash flows from operating activities of $8.3 million, and has an accumulated deficit of $255.1 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months from the date the financial statements are issued. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our opinion is not modified with respect to this matter.

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

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

1.	Going Concern

As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses, an accumulated deficit of approximately $255.1 million as of June 30, 2025, negative operating cash flows, and a net current liability position. These conditions, along with the Company’s reliance on external financing and uncertainties related to its new cryptocurrency mining operations, raise substantial doubt about its ability to continue as a going concern. Management’s plans in response to these conditions include obtaining additional debt and equity financing and expanding cryptocurrency mining activities. The financial statements have been prepared on a going concern basis, and no adjustments have been made for this uncertainty.

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

We identified the evaluation of the Company’s ability to continue as a going concern as a Critical Audit Matter. This matter involved especially challenging and subjective auditor judgment in evaluating management’s assessment of future liquidity, the feasibility of financing plans, and the adequacy of the related disclosures. Significant judgment was required in considering the uncertainty around management’s ability to execute its plans and the effect of subsequent events, including:

●	the September 22, 2025 Settlement Agreement (amended on October 31, 2025) with FT Global Capital Inc. which required a $950,000 lump-sum cash payment and reduced near-term liquidity; and

●	the July 25, 2025 restructuring of the remaining $31.6 million balance for cryptocurrency mining equipment into a secured term loan, following a $3.4 million cash payment, which increased near-term financing obligations.

How the Matter Was Addressed in the Audit

Our audit procedures related to management’s evaluation of the Company’s ability to continue as a going concern included the following, among others:

●	Evaluated management’s assessment of liquidity, financial condition, and ability to meet obligations as they become due for at least twelve months from the date the financial statements are issued;

●	Inquired of management regarding their plans to obtain additional financing and assessed the feasibility of such plans, including consideration of debt and equity financings completed during and subsequent to the fiscal year;

●	Evaluated subsequent events, including the September 22, 2025 Settlement Agreement and the July 25, 2025 mining equipment payment restructuring, and assessed their impact on liquidity and solvency;

●	Reviewed board minutes and communications with those charged with governance related to going concern considerations; and

●	Assessed the adequacy of the going concern disclosures in the consolidated financial statements.

We concluded that the disclosure in Note 2 appropriately describes the conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern and that management’s plans, including sourcing funds for the secured term loan and other financing arrangements, have been adequately disclosed.

2.	Impairment of Property, Plant and Equipment and Intangible Assets

The Company’s property, plant and equipment primarily comprise cryptocurrency mining equipment, while its intangible assets primarily comprise music copyrights, performance rights, and internally developed software applications supporting its digital entertainment and online content businesses. As discussed in Note 7 and Note 8 to the consolidated financial statements respectively, management evaluates the recoverability of these assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

We identified the impairment assessment of property, plant and equipment and intangible assets as a Critical Audit Matter. This matter involved especially challenging and subjective auditor judgment due to the significant estimates and assumptions required by management, including projected future cash flows, useful lives, cryptocurrency pricing, energy costs, operational efficiency, technological and regulatory changes, and market acceptance. The assessment was further complicated by technical malfunctions and regulatory compliance requirements affecting one of the Company’s core digital platforms, which led to a full impairment loss of US$14.6 million.

How the Matter Was Addressed in the Audit

Our audit procedures related to assessment of impairment of property, plant and equipment and intangible assets included the following, among others:

●	Obtained and evaluated supporting documentation to verify ownership rights of property, plant and equipment and intangible assets.

●	Reviewed management’s identification of impairment indicators for both intangible assets and cryptocurrency mining equipment.

●	Evaluated management’s impairment calculations for the digital platform.

●	Discussed with management their considerations regarding the cryptocurrency mining equipment and reviewed available operational and financial information to assess recoverability.

●	Reviewed the disclosures in the consolidated financial statements related to impairment and useful lives of property, plant, and equipment and intangible assets.

Conclusion: Based on our procedures, we consider the US$14.6 million impairment provision recognized for the digital platform to be adequate. In respect of the cryptocurrency mining equipment, we agree with management’s assessment that no impairment was required as of June 30, 2025. The related disclosures in the financial statements are appropriate and reflect the judgments and circumstances considered in the impairment assessments.

3.	Assessment of Expected Credit Losses (“ECL”) for Accounts Receivable, Other Receivables, and Prepayments

We identified the assessment of expected credit losses for accounts receivable, other receivables, and prepayments as a critical audit matter because it involved especially challenging and subjective auditor judgment. Management’s assessment under the CECL model required evaluating the recoverability of financial assets based on historical experience, current conditions, and project-specific risks, including significant delays, cancellations, and counterparties’ inability or unwillingness to perform. The matter was material to the financial statements and highly sensitive to management’s assumptions, making the audit effort particularly complex.

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

How the Matter Was Addressed in the Audit

Our audit procedures included the following:

●	Reviewed management’s assessment of recoverability and supporting documentation, including contracts, project status updates, and correspondence with counterparties.

●	Evaluated whether the allowance for credit losses and prepayment impairments was appropriately recognized in accordance with ASC 326.

●	Assessed key estimates and judgments regarding project cancellations, delays, and counterparty performance, totalling US$10.5 million in prepayments and US$24.8 million in other receivables.

●	Considered subsequent events and recoveries and discussed with management their assessment of the likelihood of collection.

Conclusion: Based on our procedures, we found no evidence to dispute management’s recognition of expected credit losses on accounts receivable, other receivables, and prepayments. The assessment appropriately reflects the risks arising from project delays, cancellations, and counterparty non-performance as of June 30, 2025. Disclosures in the financial statements regarding expected credit losses are considered adequate.

/s/ Assentsure PAC

Assentsure PAC

We have served as the Company’s auditor since 2025.

Singapore

November 12, 2025

PCAOB ID: 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Zeta Network Group (formerly known as Color Star Technology Co., Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Color Star Technology Co., Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2024, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2024, and the related notes to the consolidated financial statements and schedule (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore,

October 17, 2024

PCAOB ID 3487

ZETA NETWORK GROUP AND SUBSIDIARIES

(FORMERLY KNOWN AS COLOR STAR TECHNOLOGY CO. LTD)

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,060,893	$20,218
Accounts receivable, net	2,667,165	1,230,000
Other receivables, net	-	375,000
Prepayments, net	1,129	8,847,894
Total current assets	3,729,187	10,473,112

NON-CURRENT ASSETS
Plant and equipment, net	32,083,333	3,827
Intangible assets, net	-	17,006,083
Right-of-use asset	8,583	108,626
Total non-current assets	32,091,916	17,118,536

Total assets	$35,821,103	$27,591,648

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$-	$3,270,945
Other payables and accrued liabilities	7,964,909	3,955,301
Other payables - related parties	313,073	761,197
Lease liability - current	206,875	194,878
Convertible notes payable	4,014,122	875,000
Total current liabilities	12,498,979	9,057,321

NON-CURRENT LIABILITIES:
Lease liability - non-current	-	8,583
Total non-current liabilities	-	8,583

Total liabilities	12,498,979	9,065,904

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.0025 par value, 11,200,000,000 shares authorized, 1,095,905 and 20,486 shares issued and outstanding as of June 30, 2025 and 2024, respectively*	2,738	51
Class B ordinary shares, $0.0025 par value, 1,600,000,000 shares authorized, 480 shares issued and outstanding as of June 30, 2025 and 2024, respectively*	1	1
Additional paid-in-capital	278,405,838	230,619,838
Deferred stock compensation	(630)	(9,778)
Accumulated deficit	(255,085,823)	(212,084,368)
Total shareholders’ equity	23,322,124	18,525,744

Total liabilities and shareholders’ equity	$35,821,103	$27,591,648

*	Giving retroactive effect to the 100-for-1 reverse share split on November 15, 2024 and the 25-for-1 reverse share split on August 22, 2025

The accompanying notes are an integral part of these consolidated financial statements.

ZETA NETWORK GROUP AND SUBSIDIARIES

(FORMERLY KNOWN AS COLOR STAR TECHNOLOGY CO. LTD)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
	2025	2024	2023
REVENUE	$8,726,016	$2,830,442	$-

COST OF REVENUE
Cost of revenue (exclusive of depreciation expenses)	6,058,851	1,993,400	-
Cost of revenue - depreciation expenses	2,916,667	-	-
TOTAL COST OF REVENUE	8,975,518	1,993,400	-

GROSS (LOSS) PROFIT	(249,502)	837,042	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(5,166,012)	(7,064,066)	(15,017,532)
ALLOWANCE FOR CREDIT LOSSES	(1,105,000)	(16,911,882)	(9,850,811)
PROVISION FOR IMPAIRMENT LOSS ON PREPAYMENTS	(10,535,833)	-	-
RESEARCH AND DEVELOPMENT EXPENSES	-	-	(121,580)
STOCK COMPENSATION EXPENSE	(1,675,065)	(3,868,649)	(3,493,563)
IMPAIRMENT LOSS OF INTANGIBLE ASSETS	(14,626,083)	-	(9,357,062)

LOSS FROM OPERATIONS	(33,357,495)	(27,007,555)	(37,840,548)

OTHER (EXPENSE) INCOME, NET
Other (expense) income, net	(229,084)	333,333	(2,844)
Interest income	600,243	-	-
Loss on extinguishment of debts	(407,212)	-	-
Amortization of debt issuance costs	(6,023,259)	(100,000)	-
Finance expense	(3,584,648)	(90,118)	(6,273)
TOTAL OTHER (EXPENSE) INCOME, NET	(9,643,960)	143,215	(9,117)

LOSS BEFORE PROVISION FOR INCOME TAXES	(43,001,455)	(26,864,340)	(37,849,665)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(43,001,455)	$(26,864,340)	$(37,849,665)

LOSS PER CLASS A and CLASS B ORDINARY SHARE
Weighted average number of shares*
Basic and diluted	385,066	15,233	3,667

Loss per share - basic and diluted*
Basic and diluted	$(111.67)	$(1,763.56)	$(10,321.70)

*	Giving retroactive effect to the 100-for-1 reverse share split on November 15, 2024 and the 25-for-1 reverse share split on August 22, 2025

The accompanying notes are an integral part of these consolidated financial statements.

ZETA NETWORK GROUP AND SUBSIDIARIES

(FORMERLY KNOWN AS COLOR STAR TECHNOLOGY CO. LTD)

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares*		Class B Ordinary shares*		Additional	Deferred
	Number	Par	Number	Par	paid-in	share	Accumulated
	of shares	amount	of shares	amount	capital	compensation	deficit	Total
BALANCE, June 30, 2022	1,928	5	-	-	195,847,100	(32,978)	(147,370,363)	48,443,764
Sale of units	700	2	-	-	5,018,983	-	-	5,018,985
Sale of ordinary shares	480	1	-	-	1,499,999	-	-	1,500,000
Ordinary shares issued for acquisition of intangible assets	960	2	-	-	3,599,998	-	-	3,600,000
Ordinary shares issued for services	1,320	3	-	-	4,376,997	(3,800,125)	-	576,875
Ordinary shares issued for compensation	920	2	-	-	2,953,408	(123,290)	-	2,830,120
Ordinary shares issued for exercise of warrants	169	-	-	-	509,788	-	-	509,788
Conversion of Class A ordinary shares into Class B shares	(480)	(1)	480	1	-	-	-	-
Forfeiture of unvested restricted ordinary shares	-	-	-	-	(12,458)	12,458	-	-
Stock compensation expense	-	-	-	-	-	86,568	-	86,568
Net loss	-	-	-	-	-	-	(37,849,665)	(37,849,665)
Balance, June 30, 2023	5,997	14	480	1	213,793,815	(3,857,367)	(185,220,028)	24,716,435
Sale of ordinary shares	1,848	5	-	-	1,379,995	-	-	1,380,000
Ordinary shares issued for acquisition of intangible assets	9,600	24	-	-	7,199,976	-	-	7,200,000
Ordinary shares issued for acquisition of concert cooperation rights	2,560	6	-	-	7,999,994	-	-	8,000,000
Cashless exercise of warrants into ordinary shares	22	-	-	-	-	-	-	-
Conversion of convertible notes payable into ordinary shares	459	1	-	-	224,999	-	-	225,000
Stock compensation expense	-	-	-	-	21,060	3,847,589	-	3,868,649
Net loss	-	-	-	-	-	-	(26,864,340)	(26,864,340)
Balance, June 30, 2024	20,486	50	480	1	230,619,839	(9,778)	(212,084,368)	18,525,744
Sale of ordinary shares	940	2	-	-	939,998	-	-	940,000
Cashless exercise of warrants into ordinary shares	270	1	-	-	(1)	-	-	-
Conversion of convertible notes payable into ordinary shares	413,603	1,034	-	-	15,279,287	-	-	15,280,321
Issuance of warrants in connection with the issuance of convertible notes	-	-	-	-	3,902,449	-	-	3,902,449
Ordinary shares issued for acquisition of equipment	650,000	1,625	-	-	25,998,375	-	-	26,000,000
Ordinary shares issued for compensation	3,348	8	-	-	1,665,292	-	-	1,665,300
Stock compensation expense	-	-	-	-	617	9,148	-	9,765
Net loss	-	-	-	-	-	-	(43,001,455)	(43,001,455)
Issuance of fractional shares upon the 100-for-1 and 25-for-1 reverse share split	7,258	18	-	-	(18)	-	-	-
Balance, June 30, 2025	1,095,905	$2,738	480	$1	$278,405,838	$(630)	$(255,085,823)	$23,322,124

*	Giving retroactive effect to the 100-for-1 reverse share split on November 15, 2024 and the 25-for-1 reverse share split on August 22, 2025

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZETA NETWORK GROUP AND SUBSIDIARIES

(FORMERLY KNOWN AS COLOR STAR TECHNOLOGY CO. LTD)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(43,001,455)	$(26,864,340)	$(37,849,665)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	1,105,000	16,911,882	9,850,811
Provision for impairment loss on prepayments	10,535,833	-	-
Depreciation	2,920,494	13,201	13,200
Amortization of intangible assets	2,380,000	4,160,000	5,843,813
Amortization of right of use asset	100,043	89,566	-
Stock compensation expense	1,675,065	3,868,649	3,493,563
Impairment loss of intangible assets	14,626,083	-	9,357,062
Loss on extinguishment of debts on convertible notes payable	187,211	-	-
Finance expense on convertible notes payable	3,033,501	-	-
Amortization of debt issuance costs	6,023,259	100,000	-
Changes in operating assets and liabilities
Accounts receivable	(2,167,165)	(1,230,000)	157,170
Other receivables	-	(11,786,550)	1,318,718
Prepayments	(1,689,068)	9,471,393	(152,623)
Accounts payable	(3,270,945)	-	(500,000)
Lease liabilities	3,414	5,269	-
Other payables and accrued liabilities	(798,471)	2,480,478	589,222
Net cash used in operating activities	(8,337,201)	(2,780,452)	(7,878,729)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan to a third party	(4,000,000)	-	-
Proceeds from loan repayment by a third party	4,000,000	-	-
Purchase of equipment	(3,400,000)	-	-
Net cash used in investing activities	(3,400,000)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from related parties	-	181,197	217,116
Repayment of borrowings from related parties	(448,124)	-	-
Proceeds from convertible notes, net of debt issuance costs	14,326,000	1,000,000	-
Repayment for a convertible note	(1,100,000)	-	-
Proceeds from issuance of units, net of offering costs	-	-	5,018,985
Proceeds from issuance of ordinary shares, net of offering costs	-	1,380,000	1,500,000
Proceeds from exercise of warrants	-	-	509,788
Net cash provided by financing activities	12,777,876	2,561,197	7,245,889

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,040,675	(219,255)	(632,840)

CASH AND CASH EQUIVALENTS, beginning of year	20,218	239,473	872,313

CASH AND CASH EQUIVALENTS, end of year	$1,060,893	$20,218	$239,473

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$12,441	$-	$-
Cash paid for income tax	$-	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right of use asset and lease liability	$-	$198,192	$-
Ordinary shares issued for prepayments on concert cooperation rights	$-	$8,000,000	$-
Ordinary shares issued for acquisition of intangible assets	$-	$7,200,000	$3,600,000
Debt issuance costs for convertible notes included in other payables and accrued liabilities	$230,000	$-	$-
Cashless exercise of warrants into ordinary shares	$1	$2,165	$-
Conversion of convertible notes and interest payables into ordinary shares	$15,280,321	$225,000	$-
Fair value of warrants issued in connection with the issuance of convertible notes	$3,902,449	$-	$-
Issuance of ordinary shares with proceeds included in other payables and accrued liabilities	$940,000	$-	$-
Ordinary shares issued for acquisition of equipment	$26,000,000	$-	$-
Capital expenditure payable	$5,600,000	$-	$-
Exchange of BTC into USDT	$8,726,016	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

ZETA NETWORK GROUP AND SUBSIDIARIES
(FORMERLY KNOWN AS COLOR STAR TECHNOLOGY CO. LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Zeta Network Group (formerly known as Color Star Technology Co., Ltd., the “Company”, or “Zeta”) is an entertainment and education company which provides online entertainment performances and online music education services via its wholly-owned subsidiary, Color Star DMCC (“DMCC”). The Company also engages in cryptocurrency mining via its wholly-owned subsidiary, Model Queen Limited (“Model Queen”).

On June 29, 2025, the Company changed its name from “Color Star Technology Co., Ltd.” to “Zeta Network Group.”

CACM Group NY, Inc.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. Prior to September 2023, the Company is using CACM as its headquarters and as a holding company in the United States of America. Starting in September 2023, CACM has begun to provide minimal construction management consulting services.

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

Color Star DMCC

On January 23, 2023, Color Star DMCC (“DMCC”) was incorporated in the United Arab Emirates with share capital of AED 50,000 divided into 50 Shares of AED 1,000 nominal value and is 100% owned by the Company. DMCC was established to carry out the music industry business and its online cultural entertainment platform, Color World, after the disposition of Color Sky Entertainment Limited (“Color Sky”) in January 2023.

Model Queen Limited

On August 9, 2023, Model Queen Limited (“Model Queen”) was incorporated in Hong Kong Special Administrative Region and is 100% owned by the Company. Model Queen was established to carry out the cryptocurrency mining business.

Hainan Yuhai Entertainment Co. Ltd.

On September 14, 2023, Hainan Yuhai Entertainment Co. Ltd. (“Color Star Hainan”) was incorporated in the Hainan Province of the People’s Republic of China (PRC) with registered capital of RMB 5.0 million and is 100% owned by Model Queen. Color Star Hainan was established to carry out the entertainment industry business in PRC. On May 15, 2025, Color Star Hainan was dissolved.

Note 2 – Summary of significant accounting policies

Going concern uncertainty

The Company had an accumulated deficit of approximately $255.1 million as of June 30, 2025, incurred a net loss of approximately $43.0 million for the year ended June 30, 2025, and experienced negative cash flows of approximately $8.3 million from operating activities. The Company also had a net current liability position and incurred a negative gross margin, indicating that the cost of revenue exceeded revenue generated during the period. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months from the date the consolidated financial statements are issued.

During the year ended June 30, 2025, the Company acquired cryptocurrency mining equipment in February 2025 and began generating income in April 2025. While the mining operations represent a potential new revenue stream, the Company incurred a gross margin loss, primarily due to high energy costs, depreciation of mining equipment, and other direct operating costs exceeding the revenue from cryptocurrency production. These results reflect the early-stage and capital-intensive nature of the business, as well as exposure to market volatility and regulatory risks in the digital asset space.

In response to its liquidity and operational challenges, management has taken several steps intended to support the Company’s ongoing operations:

-	Completed several debt financings and received net proceeds of $14.3 million from the convertible notes during the year ended June 30, 2025;

-	Closed a $6.4 million equity financing in August 2025;

-	Closed a $15.0 million equity financing in October 2025; and

-	Continues to pursue additional equity and debt financing opportunities.

Subsequent to year-end, the Company undertook the following events that affect its liquidity and going concern assessment:

-	Settlement Agreement with FTGC: On September 22, 2025, the Company entered into a Settlement Agreement with FTGC. On October 31, 2025, the parties amended the agreement to provide for a lump-sum cash payment of $950,000 to FTGC. This payment adversely affected the Company’s near-term liquidity position;

-	July 25, 2025, Restructuring of Mining Equipment Payment: Due to regulatory concerns related to prior share consideration, the remaining balance of $31.6 million due for cryptocurrency mining equipment was restructured into a secured term loan, following a $3.4 million cash payment. This increased near-term financing obligations and required management to identify sources of funds for repayment.

Management’s assessment of the Company’s ability to continue as a going concern involves significant judgment, including evaluating the feasibility of financing plans, potential cash flows from new business initiatives, and the impact of subsequent events. Key uncertainties include the execution of additional debt and equity financings, the timing and success of cryptocurrency mining operations, and obligations under the September 22, 2025 Settlement Agreement with FTGC, as well as the restructuring of certain mining equipment obligations into a secured term loan.

While these actions may improve liquidity and support near-term operations, the Company’s ability to continue as a going concern is dependent on the successful execution of these plans. There is no assurance that the Company will be able to generate positive cash flow, improve gross margins, or secure additional funding when needed.

Accordingly, substantial doubt remains about the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to operate and meet its obligations as they come due. No adjustments have been made to the financial statements as a result of this uncertainty.

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

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color Metaverse	Singapore	100%
Color Star Ohio	Ohio, USA	100%
DMCC	United Arab Emirates	100%
Model Queen	Hong Kong	100%
Color Star Hainan(1)	PRC	100%

(1)	Dissolved on May 15, 2025

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for credit losses of accounts receivable, other receivables and prepayment, stock-based compensation, and impairment and useful lives of plant and equipment and intangible assets. Actual results could be materially different from those estimates.

Revenue recognition

The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) to recognize its revenue for all periods presented. The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

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

(c)	Cryptocurrency mining

The Company engages in cryptocurrency mining by providing computing power in a third-party operated mining pool. The Company provides a service to perform hash calculations for the third-party operated mining pool, which is an output of the Company’s ordinary activities, in exchange for non-cash consideration in the form of Bitcoin (“BTC”).

The Company has identified the third-party mining pool operator as its customer (the “Customer”). The Company enters into a contract with the Customer to provide its hash calculations to the Customer’s mining pool. The contracts are terminable without penalty at any time by either party, and thus the contract term is shorter than a 24-hour period and the contracts are continuously renewed. Applying the criteria per ASC 606-10-25-1, the contract arises at the point that the Company provides hash calculations to the Customer’s mining pool, which is considered contract inception, because Customer consumption is in tandem with delivery of the hash calculations. The Company has identified a single performance obligation of providing hash calculations for the mining pool operator. The continuous renewal options do not represent material rights because they do not provide the Customer with the right to purchase additional goods or services at a discount. Specifically, the contract is renewed at the same terms, conditions, and rate as the current contract which is consistent with market rates, and there are no upfront or incremental fees in the initial contract. The Company has full control of the mining equipment used in the mining pool, and if the Company determines it will increase or decrease the hash rate calculations of its machines and/or fleet (i.e., for repairs or when power costs are excessive), the hash rate provided to the Customer will correspondingly increase or decrease.

The Company receives non-cash consideration in the form of BTC, fair value of which the Company measures at 23:59:59 UTC on the date of contract inception using the Company’s principal market for BTC. The Company has determined CoinMarketCap to be its principal market for BTC as defined in ASC 820. The contract renews continuously throughout the day, and thus the value of the consideration should be assessed continuously throughout the day, and the Company has concluded to use the 23:59:59 UTC BTC price each day. According to the Customer contract, daily settlements are made to the Company by the Customer based on the hash calculations provided over the contract periods occurring over a 24-hour period and the payout is made the following day. There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The Company earns non-cash consideration based on the Full-Pay-Per-Share (“FPPS”) payout method set forth by the Customer in the form of BTC and exchanges them into USDT. There is a single performance obligation (i.e., to provide hash calculations or hash rate to the customer) for the contract; therefore, all consideration from the Customer is allocated to this single performance obligation. The Company’s performance is completed over time as the customer obtains control of the contributed hash rate. The performance obligation of hash calculations is fulfilled over time, as opposed to a point in time, because the Company provides the hash calculations throughout the contract period and the customer simultaneously obtains control of the service and uses it to produce BTC. There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance, and there are no remaining performance obligations after providing hash calculations.

Information of revenues is as follows:

	For the Years Ended June 30,
	2025	2024	2023
Concerts and entertainment events	$-	$2,722,642	$-
Construction management consulting services	-	107,800	-
Cryptocurrency mining revenue	8,726,016	-	-
Total revenue	$8,726,016	$2,830,442	$-

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

USDT

USD Tether (“USDT”) is cryptocurrency-like crypto asset. The main difference between a stablecoin (such as USDT or USDC) and a payment cryptocurrency (such as BTC) is that a stablecoin is designed to ensure that its value remains constant when compared to a particular currency. This could be because the stablecoin is backed by an amount of currency held on deposit at a particular bank or though mathematical formulae that aim to balance demand and supply. It is a type of digital asset which the Company will hold to meet certain working capital requirements. The Company classifies USDT as a financial asset on the basis that one USDT can be redeemed for one US dollar from an issuer.

Cryptocurrency

Cryptocurrency (including BTC) is included in current assets in the accompanying consolidated balance sheets. Cryptocurrency awarded to the Company through its mining activities is accounted for in connection with the Company’s revenue recognition policy disclosed above.

Cryptocurrency held is accounted for as intangible asset with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured, which is measured at the lowest observable fair value of the cryptocurrency since acquisition, based on quoted market prices. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended June 30, 2025, 2024 and 2023, no impairment loss was recorded.

Purchases of cryptocurrency by the Company are included within investing activities in accompanying consolidated statements of cash flows, while cryptocurrency awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrency are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Accounts receivable, net

Accounts receivable include receivables from Color World platform subscription fees due from App payment collections agent, from entertainment event sales, from construction consultancy customers, and from cryptocurrency mining revenue, net of an allowance for credit losses. Accounts receivable are recorded at subscription fees, entertainment event sales, and cryptocurrency mining revenue amount received from the Company’s customers, and do not bear interest. Allowance for credit losses for accounts receivable is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written off on a case-by-case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Other receivables, net

Other receivables primarily include security deposit, receivables from sale of concert rights, and receivables from vendors upon cancellation of concerts, net of an allowance for credit losses. Allowance for credit losses for other receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for other receivables by assessing individual other receivables over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Other receivables are written off on a case-by-case basis after exhaustive efforts at collection are made, net of any amount that may be collected.

Prepayments, net

Prepayments include funds deposited or advanced to outside vendors for future performance obligations, program license fees and service fees, and prepayment for right, title and interests in music works. As a standard practice in the music performance industry, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. The Company has legally binding contracts with its vendors, the prepayments will be used to offset performance fees, program license fees, purchase price or service fees, and the amounts are refundable and bear no interest if outside vendors breach the contracts. Provision for impairment loss on prepayments is established based on various factors including factual situation and current economic trends. The Company reviews its provision for impairment loss on prepayments by assessing individual prepayments over the contractual term. The estimate of expected impairment loss is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Prepayments are written off on a case-by-case basis after exhaustive efforts at recovery are made, net of any amount that may be recovered.

Plant and equipment, net

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

The estimated useful lives of assets are as follows:

Useful life
Office equipment	3 years
Cryptocurrency mining equipment*	3 years

*	It reflects the expected technological and economic life cycle of the mining hardware.

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

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) office equipment (ii) cryptocurrency mining equipment, and (iii) intangible assets.

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

There were $14,626,083, nil, and $9,357,062 impairment charges for the years ended June 30, 2025, 2024 and 2023, respectively.

Accounts payable

Accounts payable represent royal fees payable to the Company’s vendor which were incurred from the revenues generated of its on-demand contents in the Color World Platform.

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

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A and Class B Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. Warrants that do not meet all the criteria for equity classification are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter. The Company determined that upon the review of its warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

For issued warrants that meet all of the criteria for equity classification and issued with debt instruments, the proceeds from the sale of the debt instruments are allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds allocated to the warrants is accounted for as paid-in capital. The remainder of the proceeds is allocated to the debt instrument portion of the transaction at a discount and amortized over the term of the debt instrument using the effective interest rate method.

Stock-based compensation

The Company records stock-based compensation expenses for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expenses for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Changes in these assumptions can materially affect the valuation of stock-based awards and the timing and amount of expense recognized in the financial statements. The Company regularly reviews these assumptions and updates them as necessary to reflect current market conditions and historical experience. Stock-based compensation expense is recognized on a graded vesting basis over the requisite service period in accordance with ASC 718, Compensation—Stock Compensation.

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

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2023 to 2025 are subject to examination by any applicable tax authorities.

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

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be anti-dilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of the earliest period presented.

Segments

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer and his direct reports, for making operating decisions about the allocation of resources and the assessment of performance in determining the Company’s reportable operating segments. The Company operates as two reportable segments. The Company’s CODM reviews financial performance and allocates resources on a consolidated basis, using the significant revenue and expense categories of the Company as the key measurement (see Note 19 – Segment Information).

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company evaluated the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures and believed that the adoption did not have a material effect on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update enhances segment disclosures by requiring disclosure of significant expenses included in a segment’s profit or loss measure, identification of the CODM, how the CODM uses the reported measure(s) to assess performance, and certain interim disclosures for segment profit or loss and assets. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, and retrospective application is required. The Company adopted this new guidance for its segment disclosures and allocates resources on a consolidated basis, using the significant revenue and expense categories of the Company as the key measurement (see Note 19 – Segment Information).

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The Company is assessing the impact of this ASU but does not expect it to have a material effect.

In March 2024, the FASB issued ASU 2024 02, Codification Improvements — Amendments to Remove References to the Concepts Statements, which removes references to the non-authoritative FASB Concepts Statements from various locations in the Codification. This update is effective for public business entities for fiscal years beginning after December 15, 2024 (and for other entities after December 15, 2025). Early adoption is permitted. The Company is assessing the impact of this ASU but does not expect it to have a material effect.

In November 2024, the FASB issued ASU 2024 03, Disaggregation of Income Statement Expenses (“DISE”), which requires more detailed disaggregation of cost and expense items in the notes to the financial statements. The standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In addition, the Company continues to monitor other recently issued but not yet effective pronouncements, including those with narrower scopes or clarifying amendments, and will assess their applicability and potential impact on its financial statements in future periods. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Cryptocurrency

The following table presents additional information about our cryptocurrency mining activities of BTC in coins and amounts during the year ended June 30, 2025:

	Quantities (in coins)	Cryptocurrency
	BTC	Amounts
Balance on June 30, 2024	-	$-
Revenue recognized from cryptocurrency mined	88.54	8,726,016
USDT receivable	(88.54)	(8,726,016)
Balance on June 30, 2025	-	$-

Note 4 – Accounts receivable, net

Accounts receivable consisted of the following:

	June 30, 2025	June 30, 2024

Color World platform subscription fees due from App payment collections agent	$2,350,811	$2,350,811
Entertainment event sales	730,000	1,230,000
USDT receivables due from third-party mining pool operator	2,667,165	-
Subtotal	5,747,976	3,580,811
Less: Allowance for credit losses	(3,080,811)	(2,350,811)
Accounts receivable, net	$2,667,165	$1,230,000

For the years ended June 30, 2025, 2024 and 2023, the Company recognized $730,000, nil and $2,350,811 of allowance on credit losses, respectively.

Movements of allowance for credit losses consisted of the following as of the date indicated:

	June 30, 2025	June 30, 2024

Beginning balance	$2,350,811	$2,350,811
Addition	730,000	-
Ending balance	$3,080,811	$2,350,811

Note 5 – Other receivables, net

Other receivables consisted of the following:

	June 30, 2025	June 30, 2024

Others	$-	$332
Receivables from vendors upon cancellation of concerts	23,286,550	23,286,550
Receivables from sale of concert rights	1,500,000	1,500,000
Other receivables	24,786,550	24,786,882
Less: Allowance for credit losses	(24,786,550)	(24,411,882)
Other receivables, net	$-	$375,000

For the years ended June 30, 2025, 2024 and 2023, the Company recognized $375,000, $16,911,882 and $7,500,000 on allowance for credit losses, respectively.

Movements of allowance for credit losses consisted of the following as of the date indicated:

	June 30, 2025	June 30, 2024

Beginning balance	$24,411,882	$7,500,000
Addition	375,000	16,911,882
Write off	(332)	-
Ending balance	$24,786,550	$24,411,882

Note 6 – Prepayments

Prepayments, consisted of the following:

	June 30, 2025	June 30, 2024

Prepayment for live concert and entertainment productions	$10,535,833	$8,835,833
Prepayment for transportation services	-	12,061
Prepayment for payroll tax	1,129	-
Less: Provision for impairment loss on prepayments	(10,535,833)	-
Prepayments	$1,129	$8,847,894

For the years ended June 30, 2025, 2024 and 2023, the Company recognized $10,535,833, nil and nil on provision for impairment loss on prepayments, made to third parties for entertainment and sports events that have been cancelled or indefinitely postponed, respectively.

Movements of allowance for credit losses consisted of the following as of the date indicated:

	June 30, 2025	June 30, 2024

Beginning balance	$-	$-
Addition	10,535,833	-
Ending balance	$10,535,833	$-

Note 7 – Plant and equipment, net

Plant and equipment consist of the following:

	June 30, 2025	June 30, 2024

Office equipment	$39,602	$39,602
Cryptocurrency mining equipment*	35,000,000	-
Less: Accumulated depreciation	(2,956,269)	(35,775)
Plant and equipment, net	$32,083,333	$3,827

*	Management considered operational performance, historical results, and other indicators of impairment in assessing the recoverability of mining equipment. No indicators suggested that the carrying amount was impaired as of June 30, 2025.

Depreciation expenses were $2,920,494, $13,201, and $13,200 for the years ended June 30, 2025, 2024 and 2023.

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2025	June 30, 2024

Copyrights of online education academy courses	$-	$23,800,000
Less: Accumulated amortization	-	(6,793,917)
Intangible assets, net	$-	$17,006,083

Amortization expenses were $2,380,000, 4,160,000 and $5,843,813 for the years ended June 30, 2025, 2024 and 2023, respectively.

During the year ended June 30, 2025, the Company performed a review for impairment indicators under ASC 350-30, Intangibles—Goodwill and Other. Management noted significant adverse developments affecting one of its key online platforms, including:

-	Compatibility issues arising from recent operating system updates, which caused instability in core functions of the application;

-	New data privacy and payment compliance requirements necessitating extensive restructuring of the App’s core modules; and

-	Technical disruptions experienced by third-party service providers critical to the platform’s operation, with no confirmed resolution timeline.

Although the Company’s technical team continues to address these issues, the application remained non-operational and pending approval for launch as of the reporting date. Based on these conditions, management determined that the carrying value of the related intangible assets was not recoverable and recorded a full impairment of the associated balance.

On February 5, 2025, the Company issued 90,000 restricted Class A Ordinary Shares, par value $0.0025 per share for an aggregate consideration of $8,100,000 in exchange for Nine Star’s right, title and interests in and to 27 pieces of music works created by Nine Star (see Note 15 for details). However, the music works were never transferred or assigned to the Company, and the contract was not fulfilled. As a result, the transaction was subsequently canceled before the end of the fiscal year, and the Company reversed the previously recorded prepaid asset and canceled the related share issuance.

Impairment loss on intangible assets for the years ended June 30, 2025, 2024 and 2023 were $14,626,083, nil, and $9,357,062, respectively.

Note 9 – Accounts payable

	June 30, 2025	June 30, 2024

Royal fees payable	$-	$3,270,945

Note 10 – Other payables and accrued liabilities

Other payables and accrued liabilities of the following:

	June 30, 2025	June 30, 2024

Payroll and payroll tax payable	$1,051,819	$2,318,236
Accrued service fee	447,519	447,519
Capital received in advance	-	940,200
Note financing fee payable	642,291	-
Capital expenditure payable(1)	5,600,000	-
Other payables	223,280	249,346
Total other payables and accrued liabilities	$7,964,909	$3,955,301

(1)	This balance represents the unpaid balance for the purchase of Cryptocurrency mining equipment in March 2025.

Note 11 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	June 30, 2025	June 30, 2024

Wei Zhang	Chairman of the Board and Director of the Company	Interest-free loan, due on demand	$-	$198,110
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	310,000	560,000
Louis Luo	Director and Chief Executive Officer of the Company	Interest-free loan, due on demand	3,073	3,087
Total			$313,073	$761,197

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

In July 2023, the Company entered a lease agreement for office space in Dubai, United Arab Emirates from August 4, 2023, through August 3, 2025, with a rental fee of $8,621 per month. The Company recognized the operating lease ROU assets and lease liabilities on lease inception on August 4, 2023. The Company has not made any lease payments, and the present value of unpaid lease payment was $206,875 as of June 30, 2025.

The components of the lease expenses consist of the following:

	For the Years Ended
	June 30,	June 30,	June 30,
	2025	2024	2023
Operating lease cost
Lease expenses	$103,457	$94,835	$-
Lease expenses – short-term	2,294	1,404	77,751
Total lease expenses	$105,751	$96,239	$77,751

Weighted-average remaining term and discount rate related to leases were as follows:

	As of June 30,	As of June 30,
	2025	2024
Weighted-average remaining term
Operating lease	0.09 year	1.09 year
Weighted-average discount rate
Operating lease	5.4%	5.4%

The Company’s commitments for minimum lease payment under these operating leases as of June 30, 2025, are as follows:

Twelve months Ending June 30,	Operating Lease Amount
2026	$206,913
Thereafter	-
Total minimum lease payments	206,913
Less: discount	(38)
Present value of minimum lease payments	$206,875

Note 13 – Convertible notes payable

On July 11, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on July 11, 2023 in the original principal amount of $1,100,000 (the “Note”), convertible into Class A ordinary shares, $0.0025 par value per share, of the Company (the “Ordinary Shares”), at the conversion price of $5,000.00 per shares. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note with a gross proceed of $1,000,000. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time after the date that is six (6) months from the Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure. If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Conversion Price.

On January 19, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 80 at a conversion price of $625.00 per share. On February 16, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 80 at a conversion price of $625.00 per share. On April 12, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 120 at a conversion price of $418.20 per share. On May 21, 2024, the Investor redeemed $75,000 that was converted into ordinary shares of 180 at a conversion price of $418.20 per share. From July 2024 to October 2024, the Investor redeemed the remaining Note balance of $875,000 and accrued interest of $96,540 from the Note and converted into Class A ordinary shares of 2,324 at a conversion price of $418.20 per share.

On August 13, 2024, the Company entered into a securities purchase agreement with the Investor, pursuant to which the Company issued the Investor an unsecured promissory note on August 13, 2024, in the original principal amount of $1,100,000 (the “Note 2”), convertible into Class A ordinary shares, $0.0025 par value per share, of the Company (the “Ordinary Shares”), for $1,000,000 in gross proceeds. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note 2 will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Second Purchase Price Date”). The Note 2 includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note 2 at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem Note 2 at any time after the date that is six (6) months from the Second Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an equity conditions failure. If the Company chooses to satisfy a redemption of Ordinary Shares, such Ordinary Shares shall be issued at the conversion price of $5,000.00 per share. In addition, the Note provides that upon the occurrence of an event of default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. On August 15, 2024, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied. The Note 2 were repaid on September 30, 2024, upon the closing of the SPA as discussed below.

Pursuant to the SPA dated September 27, 2024, the Company initially issued senior secured convertible notes (the “Initial Notes”) together with accompanying Series A Warrants to purchase up to 1,142 Ordinary Shares, with an exercise price of $4,000.00 per share (the “Initial Warrants”).

The Initial Notes are convertible into the Company’s Ordinary Shares at the holder’s option, after 45 days from the date of issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) $4,000.00 (“Conversion Price”), or (ii) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date. If the Company raises funds through subsequent financing, the holder can require the Company to use up to 30% of the proceeds to redeem the Initial Notes at 105% of the principal amount, plus accrued interest. The Conversion Price will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The Initial Note is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the Initial Note ranks senior to all other Company debts and liabilities.

On October 8 and November 25, 2024, the Company entered into note exchange agreements (the “October Exchange Agreement” and the “November Exchange Agreement”) with the purchasers who were parties to the SPA dated September 27, 2024 (the “Purchasers”). Under these agreements, the Initial Notes were delivered back to the Company for cancellation and replaced with new convertible notes having substantially similar terms (the “New Notes” and “New Notes 2”), except that the November Exchange Agreement introduced a floor conversion price of $635.00 per share. The exchanges were accounted for as modifications of the original financing, and no new warrants were issued in connection with these replacements. The previously issued Series A Warrants were considered superseded by the note exchange and therefore not revalued or reissued under the new notes. In December 2024, the Purchasers redeemed $6,382,686 that was converted into ordinary shares of 127,143 at an average conversion price of $50.20 per share.

Pursuant to the SPA dated September 27, 2024, the Company may sell to the investors, from time to time, up to US$40,000,000 in the maximum aggregate subscription amount of the Company’s senior secured convertible notes and accompanying ordinary share purchase warrants (“Additional Closings”), with substantially the same terms as the prior issuance.

On January 16, 2025, the Company consummated an additional closing under the same SPA (the “Third Offering”), pursuant to which it issued senior secured convertible notes to the Purchasers in the aggregate principal amount of approximately $8.7 million (the “New Notes 3”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares, par value $0.0025 per share, together with Series B Warrants to purchase up to an aggregate of 98,708 Ordinary Shares (“New Warrants 3”), with an exercise price of $52.75 per Ordinary Share. The Series B Warrants represent the only active warrants outstanding as of June 30, 2025. The offering of the New Notes 3 and New Warrants resulted in gross proceeds to the Company of approximately $8.0 million before deducting placement agent fees and other estimated offering expenses.

The New Notes 3 are convertible into the Company’s Ordinary Shares at the holder’s option, immediately upon issuance, in whole or in part, until the New Notes 3 is fully converted, at the lower of (i) the fixed conversion price of $52.75 (the “Conversion Price 3”), or (ii) a price equal to the greater of (x) the floor price of $25.00 (the “Floor Price 3”) and (y) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10) Trading Day period immediately preceding the applicable Conversion Date. If the Company raises funds through subsequent financings, the holder can require the Company to use up to 30% of the proceeds to redeem the New Notes 3 at 105% of the principal amount, plus accrued interest. The Conversion Price 3 will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The New Note 3 is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the New Note 3 ranks senior to all other Company debts and liabilities.

As of June 30, 2025, and 2024, the convertible notes balance amount to $4,014,122 and $875,000, respectively. For the years ended June 30, 2025, 2024 and 2023, interest expense of the convertible notes was $294,625, $81,922 and nil, respectively, and amortization of debt issuance costs was $6,023,259, $100,000 and nil, respectively.

Note 14 – Income taxes

(a) Corporate income tax

Zeta

Under the current laws of the Cayman Islands, Zeta is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the years ended June 30, 2025, 2024 and 2023. The applicable tax rate is 21.0% for federal and 7.3% for New York State with an effective tax rate of 26.8%.

Color Star Ohio

Color Star Ohio is organized in the Ohio State in the United States. Color Star Ohio had no taxable income for the U.S. income tax purposes for the years ended June 30, 2025, 2024 and 2023. The applicable tax rate is 21.0% for federal and no state tax in Ohio State with an effective tax rate of 21.0%.

Color Star Hainan

Color Star Hainan is incorporated in the PRC and is subject to PRC Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant PRC tax laws. The applicable tax rate is 25.0% in PRC, but the tax rate could be reduced to 15% for qualified enterprises which are engaged in industries encouraged by the PRC government (e.g. New/high Tech Enterprises and certain integrated circuits production enterprises). Tax holiday is also offered to enterprises engaged in encouraged industries. Other CIT incentives are also available for tax resident enterprises in PRC. Color Star Hainan was dissolved in May 2025.

Color Metaverse

Color Metaverse is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of approximately the first $8,000 (SGD 10,000) taxable income and 50% of the next approximately $0.1 million (SGD 190,000) taxable income are exempted from income tax.

Color DMCC

Color DMCC is incorporated in United Arab Emirates and is subject to United Arab Emirates Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant United Arab Emirates tax laws. The applicable tax rate is 9% in the amount of taxable income above approximately $0.1 million (AED 375,000) and taxable income below approximately $0.1 million (AED 375,000) are exempted from income tax.

Model Queen

Model Queen is organized in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Model Queen is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Loss before provision for income taxes consisted of:	For the Year Ended June 30, 2025	For the Year Ended June 30, 2024	For the Year Ended June 30, 2023
Cayman	$(13,646,465)	$(5,697,898)	$(7,186,161)
United States	(65,700)	(555,268)	(527,712)
Hong Kong	(253,596)	-	(9,114,811)
Dubai	(29,035,694)	(20,611,097)	(21,020,981)
PRC	-	(77)	-
Loss before provision for income taxes	$(43,001,455)	$(26,864,340)	$(37,849,665)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2025, 2024 and 2023:

	For the Year Ended June 30, 2025	For the Year Ended June 30, 2024	For the Year Ended June 30, 2023
Federal statutory rate	21.0%	21.0%	21.0%
State statutory rate	5.8%	5.8%	5.8%
Valuation allowance	(6.2)%	(7.4)%	(5.4)%
Others (1)	(20.6)%	(19.4)%	(21.4)%
Effective tax rate	0.0%	0.0%	0.0%

(1)	These items represent expenses incurred in Cayman and it is not deductible in U.S. federal and state tax returns.

Significant components of deferred tax assets were as follows:

	June 30, 2025	June 30, 2024
Deferred tax assets
Net operating loss carryforward in the U.S.	715,416	706,247
Net operating loss carryforward in the UAE	6,360,099	3,746,887
Net operating loss carryforward in Hong Kong	41,862	-
Net operating loss carryforward in PRC	-	19
Valuation allowance	(7,117,377)	(4,453,153)
Total net deferred tax assets	$-	$-

As of June 30, 2025, and 2024, CACM and Color Star Ohio’s net operating loss carry forward for the U.S. income taxes was approximately $2.7 million and $2.6 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $0.7 million and $0.7 million related to its U.S. operations as of June 30, 2025, and 2024, respectively.

As of June 30, 2025, and 2024, Color Star DMCC’s net operating loss carry forward for the United Arab Emirates income taxes was approximately $70.1 million and $41.6 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in United Arab Emirates. If the Company is unable to generate taxable income in its United Arab Emirates operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $6.4 million and $3.7 million related to its United Arab Emirates operations as of June 30, 2025, and 2024, respectively.

As of June 30, 2025, and 2024, Color Star Hainan’s net operating loss carry forward for the PRC income taxes was nil and $77, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history in PRC. If the Company is unable to generate taxable income in its PRC operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of nil and $19 related to its PRC operations as of June 30, 2025, and 2024, respectively. Color Star Hainan was dissolved in May 2025.

As of June 30, 2025, and 2024, Model Queen’s net operating loss carry forward for the Hong Kong income taxes was $0.3 million and $0, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history in Hong Kong. If the Company is unable to generate taxable income in its Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $42,000 and nil related to its Hong Kong operations as of June 30, 2025, and 2024, respectively.

Changes in the valuation allowance for deferred tax assets increased by $2,664,224 from $4,453,153 on June 30, 2024, to $7,117,377 on June 30, 2025. Changes in the valuation allowance for deferred tax assets increased by $1,985,219 from $2,467,934 on June 30, 2023, to $4,453,153 on June 30, 2024.

(b) Uncertain tax positions

There were no uncertain tax positions as of June 30, 2025, and 2024, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended June 30, 2025, 2024 and 2023, the Company did not incur any tax related interest or penalties.

Note 15 – Shareholders’ equity

Shares Reverse Split

On September 29, 2024, the Company held its 2024 annual meeting of shareholders, pursuant to which the shareholders of the Company approved the proposal to effect a reverse share split at a ratio of up to one-for-two hundred fifty (“Reverse Split”), and immediately after the approval of the Reverse Split, the subdivision of the Company’s authorized share capital to US$32,000,000, divided into: (i) 280,000,000,000 Class A Ordinary Shares of US$0.0001 par value each; and (ii) 40,000,000,000 Class B Ordinary Shares of US$0.0001 par value each. Effective November 15, 2024, the Company effected a 100-for-1 reverse share split of its Class A and Class B ordinary shares. Upon execution of the 100-for-1 reverse share split, the Company recognized additional 7,258 Class A ordinary shares due to round up adjustment. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

On June 29, 2025, the Company held its 2025 annual meeting of shareholders, pursuant to which the shareholders of the Company approved the proposal to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$32,000,000 divided into (i) 280,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 40,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, to US$32,000,000 divided into (i) 11,200,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 1,600,000,000 Class B Ordinary Shares of a par value of US$0.0025 each. Effective August 22, 2025, the Company effected a 25-for-1 reverse share split of its Class A and Class B ordinary shares. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

Issuance of Class A Ordinary Shares

On November 8, 2023, the Company entered into a certain securities purchase agreement with Vast Ocean Inc., the largest shareholder of the Company, pursuant to which the Company agreed to sell 448 Class A ordinary shares, par value $0.0025 per share, at a per share purchase price of $625.00 (the “Offering”). This Offering was unanimously approved by the audit committee of the board of directors of the Company consisting only of independent directors. The gross proceeds to the Company from this Offering are $280,000, before deducting any fees or expenses. The Company used the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 9, 2023.

On November 20, 2023, the Company entered into certain securities purchase agreement (the “SPA 6”) with Vast Ocean Inc. (the “Purchaser”), the largest shareholder of the Company, as such term is defined in Section 4(a)(2) of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 800 Class A ordinary shares, (the “Shares”) par value $0.0025 per share (the “Class A Ordinary Shares”), at a per share purchase price of $625.00 (the “Offering”). The gross proceeds to the Company from this offering was $500,000, before deducting any fees or expenses. The Company used the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 21, 2023.

On December 28, 2023, the Company entered into certain securities purchase agreement (the “SPA7”) with a certain sophisticated investor (the “Purchaser”) as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 6,000 ordinary shares (the “Shares”) par value $0.0025 per share, at a per share purchase price of $1,000.00 (the “Offering”). The gross proceeds to the Company from this Offering were approximately $600,000. The Offering closed on January 26, 2024, upon satisfaction of all closing conditions.

On August 22, 2024, the Company entered into certain securities purchase agreement (the “SPA8”) with a certain sophisticated investor as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 940 Class A ordinary shares, par value $0.0025 per share, at a per share purchase price of $1,000.00. The gross proceeds to the Company from this Offering will be $940,000. The Offering closed on September 12, 2024, upon satisfaction of all closing conditions.

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted Class A ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In August 2023, the Company granted an aggregate of 2 restricted Class A ordinary shares, which will be issued with a fair value of $6,400 to Ms. Wei Zhang, the Company’s chairwoman, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2023, to August 8, 2024.

In February 2024, the Company granted an aggregate of 20 restricted Class A ordinary shares, which will be issued with a fair value of $14,000 to Mr. Louis Luo, the Company’s CEO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from February 14, 2024, to February 13, 2025.

In April 2024, the Company granted an aggregate of 2 restricted Class A ordinary shares, which will be issued with a fair value of $660 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2024, to March 31, 2025.

In August 2024, the Company granted an aggregate of 2 restricted Class A ordinary shares, which will be issued with a fair value of $2,900 to Ms. Wei Zhang, the Company’s chairwoman, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2024, to August 8, 2025.

In February 2025, the Company granted an aggregate of 20 restricted Class A ordinary shares, which will be issued with a fair value of $595 to Mr. Louis Luo, the Company’s CEO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from February 14, 2025, to February 13, 2026.

In April 2025, the Company granted an aggregate of 2 restricted Class A ordinary shares, which will be issued with a fair value of $22 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2025, to March 31, 2026.

For the years ended June 30, 2025, 2024 and 2023, the Company recognized approximately $13,000, $0.1 million and $0.1 million compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2023	14	$4,225.00	$-
Forfeited	-	$-	-
Granted	23	$900.00	-
Vested	(23)	$2,950.00	-
Unvested as of June 30, 2024	14	$725.00	$-
Forfeited	-	$-	-
Granted	23	$152.74	-
Vested	(23)	$546.17	-
Unvested as of June 30, 2025	14	$46.76	$-

Class A Ordinary Shares Issued for Compensation

In October 2024, the Board granted an aggregate of 3,325 Class A ordinary shares, which were issued with a fair value of $1,662,400, determined using the closing price of $500.00 on October 21, 2024, to three managements and employees under the 2024 Equity Inventive Plan. These shares vested immediately upon grant.

For the years ended June 30, 2025, 2024 and 2023, the Company recorded approximately $1.7 million, nil and $2.8 million stock compensation expense related to Class A ordinary shares grants, respectively.

Class A Ordinary Shares Issued for Services

In December 2022, the Board granted an aggregate of 600 Class A ordinary shares with a fair value of $1,065,000, determined using the closing price of $1,775.00 on December 19, 2022, to four service providers. The value of these shares is being amortized over the service from December 19, 2022, to December 18, 2023.

In March 2023, the Board granted an aggregate of 720 Class A ordinary shares with a fair value of $3,312,000, determined using the closing price of $4,600.00 on March 27, 2023, to four service providers. The value of these shares has certain vesting conditions to be performed by the service providers. The value of these shares is being amortized over the service from October 2023 to March 2024.

For the years ended June 30, 2025, 2024 and 2023, the Company amortized approximately nil, $3.8 million and $0.6 million stock compensation expense related to services, respectively.

Class A Ordinary Shares Issued for Acquisitions

In May 2023, the Company entered into a certain concert cooperation agreement (“Agreement”) by and among Rich America Inc., an Ohio corporation, (“Rich America”), Color Star DMCC and the Company. Pursuant to the Agreement, Rich America agreed to have certain music artists represented by Rich America perform at nine concert events organized by Zeta to be held between May 2023 and March 2024 (the “Concerts’) for an aggregate consideration of $8,000,000, to be paid in 2,560 restricted Class A Ordinary Shares, par value $0.0025 per share, of the Company (the “Shares”). The shares were valued at $3,125.00 per Class A ordinary shares and issued in July 2024.

In December 2023, the Company issued 9,600 of restricted Class A ordinary shares to a vendor in exchange for the Artist’s right, title and interests in and to 24 pieces of music works created by the vendor. The shares were valued at $750.00 per Class A ordinary shares with total consideration of $7,200,000.

The Company entered into certain copyright acquisition agreement (“Copyright Agreement”) dated as of January 9, 2025, by and among Nine Star Parties and Entertainment LLC., an Ohio limited liability company (“Nine Star”), the Company, and Color Star DMCC and wholly owned subsidiary of the Company. Pursuant to the Agreement, Nine Star agreed to sell to Color Star DMCC all of Nine Star’s right, title and interests in and to 27 pieces of music works created by Nine Star (the “Works”), for an aggregate consideration of $8,100,000, to be paid in 90,000 restricted Class A Ordinary Shares, par value $0.0025 per share, of the Company (the “Shares”). The restricted Shares were issued on February 5, 2025. However, as of the date of the issuance of these consolidated financial statements, the Works have not been transferred or assigned to the Company and the Company canceled the 90,000 shares on October 15, 2025. The Company considered these transactions have never been taken place as Nine Star did not complete its performance duties of transferring or assigning the copyrights to the Company.

On February 26, 2025, Model Queen entered into a certain purchase and sale agreement with BTC KZ (“BTC KZ”), pursuant to which Model Queen shall purchase certain cryptocurrency mining hardware and other equipment (“Equipment”) from BTC KZ from time to time in separate purchase orders.

The parties agreed that the purchase was made using a combination of $9,000,000 in cash (“Cash Consideration”) and $26,000,000 payable in 650,000 restricted Class A ordinary shares (“Share Consideration”), issued by the Company. The Share Consideration was issued on March 10, 2025, and the Cash Consideration of $3,400,000 was paid in May and June 2025.

Warrants

Pursuant to the SPA dated September 27, 2024, the Company issued the Initial Note and accompanying with the Series A Warrants to purchase up to an aggregate of 1,142 Ordinary Shares, with an exercise price of $4,000.00 per Ordinary Share (the “Initial Warrants”). The Company estimates that the fair value of the Initial Warrants on the date of grant is approximately $2.9 million, using Black-Scholes Model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility of 147.79%, (2) risk-free interest rate of 3.50%, (3) expected life of 5.125 years, (4) exercise price of $4,000.00 and (5) stock price of $2,825.00. The Company then applied the relative fair value of the Initial Warrants of approximately $1.6 million, net of issuance cost of approximately $0.5 million into capital and recognized the same value as a deemed dividend at the time of issuance.

Pursuant to the SPA dated September 27, 2024, the Company issued the New Notes 3 accompanying with the Series B Warrants to purchase up to an aggregate of 98,708 Ordinary Shares, with an exercise price of $52.75 per Ordinary Share (the “New Warrants”). The Company estimates that the fair value of the New Warrants on the date of grant is approximately $4.0 million, using Black-Scholes Model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility of 160.46%, (2) risk-free interest rate of 4.39%, (3) expected life of 5.0 years, (4) exercise price of $52.75 and (5) stock price of $43.75. The Company then applied the relative fair value of the Initial Warrants of approximately $2.3 million, net of issuance cost of approximately $0.4 million into capital and recognized the same value as a deemed dividend at the time of issuance.

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2022	742	$88,000.00	3.00
Granted	718	$8,000.00	4.95
Forfeited	-	$-	-
Exercised	(169)	$3,025.00	-
June 30, 2023	1,291	$41,875.00	3.30
Granted	-	$-	-
Forfeited	(200)	$134,000.00	-
Exercised	(43)	$625.00	-
June 30, 2024	1,048	$21,900.00	2.89
Granted	99,849	$97.87	4.55
Forfeited	(22)	$86,910.83	-
Exercised	(339)	$2,501.83	-
June 30, 2025	100,536	$225.25	4.53

Conversion of convertible notes payable into Class A Ordinary Shares

During the year ended June 30, 2025, convertible note payable of $15,280,321 was converted into the Company’s Class A ordinary shares of 413,603 at an average conversion price of $36.94 per share. See Note 14 – convertible notes payable for details.

Note 16 – Loss per share

The Company computes loss per share of Class A ordinary shares and Class B ordinary shares using the two-class method. The rights, including the liquidation and dividend rights, of the holders of Class A ordinary shares and Class B ordinary shares are identical.  As a result, the undistributed earnings (loss) for each year are allocated based on the contractual participation rights of Class A ordinary shares and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

The following tables set forth the computation of basic and diluted loss per share of Class A ordinary shares and Class B ordinary shares:

	For the Year Ended June 30, 2025		For the Year Ended June 30, 2024		For the Year Ended June 30, 2023
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(42,947,852)	$(53,603)	$(26,017,802)	$(846,538)	$(36,519,400)	$(1,330,265)
Denominator
Number of shares used in per share computation	384,586	480	14,753	480	3,538	129
Basic and diluted loss per share	$(111.67)	$(111.67)	$(1,763.56)	$(1,763.56)	$(10,321.70)	$(10,321.70)

Note 17 – Commitments and contingencies

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

Settlement Agreement

FT Global Capital Inc. (“FTGC”) held a default judgment against the Company in the matter of FT Global Capital, Inc. v. Color Star Technology Co. Ltd., Index No. 651370/2025, Supreme Court of the State of New York, County of New York. FTGC claimed that it was entitled, as the Company’s exclusive placement agent, to receive certain cash and warrants placement agent fees in connection with any public or private offerings, or financing or capital-raising transactions, for a period of twelve months following the execution of Exclusive Placement Agent Agreement, dated September 7, 2024, between the Company and FTGC, and for another twelve-month period following the expiration of the Exclusive Placement Agent Agreement (“Tail Provisions”).

FTGC asserted its entitlement to i) $650,000 cash fee and warrants to purchase 4,936 shares in connection with the January 2025 financing, ii) $448,840 cash fee and warrants to purchase 22,900 shares in connection with the August 2025 financing, and iii) $60,000 in attorney fees and expenses.

On September 22, 2025 (“Effective Date”), the Company and FTGC entered into a settlement agreement (“Settlement Agreement”), pursuant to which the Company and FTGC agreed to resolve their differences and settle their dispute regarding the cash and warrants placement agent fees claimed by FTGC. Under the Settlement Agreement, both parties agreed to settle these claims through i) a cash payment of $450,000 (“First Cash Payment”), and ii) the issuance of 14,320 of the Company’s Class A ordinary shares (“Share Issuance”), subject to the Court granting an order authorizing issuance of the securities subject of this paragraph after a hearing pursuant to Section 3(a)(10) of the Securities Act, 15 U.S.C. §77c(a)(10) (the “Section 3(a)(10) Order”).

In the event that the Court does not grant the Section 3(a)(10) Order, the Company shall instead pay FTGC a cash amount of $600,000. In addition, if, at the time of the Share Issuance, the Company’s closing stock price per share (measured as of the trading day immediately prior to the issuance date) is less than $1.36 per share, the Company shall pay FTGC an additional cash amount equal to ($1.36 – such closing price) × the number of shares issued to FTGC (the “True-up Cash Payment”).

The Settlement Agreement shall not be deemed effective until FTGC has received the First Cash Payment and the Share Issuance has been completed. As the date of this report, the Company has not made the First Cash Payment nor completed the Share Issuance. As of June 30, 2025, the Company accrued a payables balance of $642,291 in connection with the Settlements Agreement with FTGC’s claims in connection with the January 2025 financing.

On October 31, 2025, the Company and FTGC entered into an amendment to the Settlement Agreement (“Amendment”), pursuant to which both parties agreed that, upon the Company’s lump-sum payment of $950,000 to FTGC, i) the Settlement Agreement and the Amendment shall be deemed fully satisfied and terminated, ii) the Judgement shall be deemed fully satisfied, iii) FTGC shall withdraw and discharge all enforcement instruments or restraints issued in connection with the Judgment, and iv) FTGC shall cease all collection, enforcement, or restraint activity of any kind related to the Judgment or the Settlement Agreement. The release shall include any claims, defenses, or rights arising from or relating to (i) the Company’s financing occurred on or about October 9, 2025, and (ii) the 12-month period of the exclusive placement agent agreement shall remain unaffected and expressly preserved.

As of June 30, 2025, the Company had already recognized all amounts that were probable and estimable (the $642,291 that tied to the Settlement Agreement) in connection with the January 2025 financing and the remaining balance of $516,649 were estimated to be in connection with the August 2025 financing. In October 2025, the Company arose from new negotiations to settle for less with a total settlement balance of $950,000, which is less than the original estimated balance of $1,158,940. Management’s post-year-end decision to settle for less was not from facts existing as of June 30, 2025. It was a commercial settlement to end enforcement, avoid appeals, and cover legal fees for the Company’s October 2025 financing event. The new settlement amount for less did not exist or could not be reasonably estimated as of June 30, 2025. Therefore, the remaining unaccrued balance of $307,709 is a non-adjusting subsequent event under ASC 855-10-25-3, requiring disclosure but no adjustment to the June 30, 2025 accrued liabilities balance.

Note 18 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of June 30, 2025, and 2024, there were $442,297 and nil credit risk associated with deposits held at banks located in the US, respectively, and there was no credit risk associated with deposits held at banks located in the PRC. In the US, the insurance coverage of each bank is USD $250,000. In PRC, the insurance coverage of each bank is RMB 500,000 (approximately $70,000).

The USDTs are stored at the Company’s wallet addresses. The Company has no reason to believe it will incur any theft or loss because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of crypto assets within its control, and (iii) it has established security around custodial product private keys to minimize the risk of theft or loss.

Prepayments and advances are subject to credit evaluation. An allowance will be made for allowance on estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer Concentration Risk

As of June 30, 2025, one customer accounted for 100% of the Company’s accounts receivable. As of June 30, 2024, one customer accounted for 100% of the Company’s accounts receivable.

For the year ended June 30, 2025, one customer accounted for 100% of the Company’s total sales. For the year ended June 30, 2024, one customer accounted for 94% of the Company’s total sales.

Vendor Concentration Risk

There were no accounts payable as of June 30, 2025. As of June 30, 2024, one vendor accounted for 100% of the Company’s accounts payable.

There were no purchases for the year ended June 30, 2025. For the year ended June 30, 2024, one vendor accounted for 90% of the Company’s total purchases.

Note 19 – Segment information

The Company conducts business as two operating segments which comprise of entertainment and consulting services, and cryptocurrency mining, based upon the Company’s revenue streams, organizational and management structure, as well as information used by the Company’s CODM to allocate resources and other factors. In addition, the CODM is provided with disaggregated expense information by segment, including significant operating expense categories as presented below. The accounting policies of the segment are the same as those described in Note 2.

The key measure of segment profitability that the CODM uses to allocate resources and assess performance is consolidated net loss, as reported on the consolidated statements of operations. The following table presents the significant revenue and expense categories of the Company’s two operating segments:

	For the Years Ended June 30, 2025
	Entertainment events	Consulting service	Cryptocurrency mining	Total
Revenue	$-	$-	$8,726,016	$8,726,016
Less cost of revenue	-	-	8,978,518	8,975,518
Segment gross loss	-	-	(249,502)	(249,502)
Less:
Amortization expenses	2,380,000	-	-
Payroll expenses	52,438	15,071	270,302
Professional expenses	-	3,150	5,295
Travel expenses	-	-	208,614
Office expenses	103,457	13,060	6,179
Other selling, general and administrative expenses	3,287	1,645	1,775
Allowance for credit losses	1,105,000	-	-
Provision for impairment loss on prepayments	10,535,833	-	-
Impairment loss of long-lived assets	14,626,083	-	-
Other expense, net	229,055	-	-
Finance expense	-	1,285	3,912
Segment loss	(29,035,693)	(34,211)	(745,579)	(29,815,483)

Reconciliation of loss
Less: unallocated amounts
Payroll expenses				903,825
Professional expenses				1,141,737
Travel expenses				12,812
Office expenses				7,231
Other selling, general and administrative expenses				35,596
Stock compensation expenses				1,675,065
Other expense, net				28
Interest income				(600,243)
Loss on extinguishment of debts				407,212
Amortization of debt issuance costs				6,023,259
Finance expense				3,579,450
Net loss				$(43,001,455)

	For the Years Ended June 30, 2024
	Entertainment events	Consulting service	Cryptocurrency mining	Total
Revenue	$2,722,642	$107,800	-	$2,830,442
Less cost of revenue	1,979,400	14,000	-	1,993,400
Segment gross profits	743,242	93,800	-	837,042
Less:
Amortization expenses	4,160,000	-	-
Payroll expenses	495,784	262,250	-
Professional expenses	-	15,927	-
Office expenses	107,123	22,759	-
Other taxes	-	23,455	-
Other selling, general and administrative expenses	13,215	2,657	-
Allowance for credit losses	16,911,550	-	-
Other income, net	(333,333)	-	-
Finance expense	-	1,143	-
Segment loss	(20,611,097)	(234,391)	-	(20,845,488)

Reconciliation of loss
Less: unallocated amounts
Payroll expenses				1,119,791
Professional expenses				511,844
Travel expenses				287,027
Office expenses				36,462
Other selling, general and administrative expenses				5,772
Allowance for credit losses				332
Stock compensation expenses				3,868,649
Amortization of debt issuance costs				100,000
Finance expense				88,975
Net loss				(26,864,340)

	For the Years Ended June 30, 2023
	Entertainment events	Consulting service	Cryptocurrency mining	Total
Revenue	$-	$-	$-	$-
Less cost of revenue	-	-	-	-
Segment gross profits	-	-	-	-
Less:
Amortization expenses	3,084,781		-
Payroll expenses	484,875	304,500	-
Professional expenses	-	32,455	-
Travel expenses	4,489	-	-
Office expenses	91,314	30,496	-
Other selling, general and administrative expenses	7,649	31,017	-
Allowance for credit losses	9,850,811	-	-
Impairment loss of long-lived assets	-	7,497,062	-
Finance expense	-	1,109	-
Segment loss	(13,523,919)	(7,896,639)	-	(21,420,558)

Reconciliation of loss
Less: unallocated amounts
Amortization expenses				2,759,031
Payroll expenses				1,639,109
Professional expenses				1,038,561
Travel expenses				263,616
Advertising expenses				4,783,131
Office expenses				328,774
Other selling, general and administrative expenses				133,734
Research and development expenses				121,580
Stock compensation expenses				3,493,563
Impairment loss of long-lived assets				1,860,000
Other expense, net				2,844
Finance expense				5,164
Net loss				$(37,849,665)

Note 20 – Subsequent events

Loan Agreement and Share Cancellation

On July 25, 2025, the Company entered into a series of related agreements with BTC KZ, a company organized under the laws of Kazakhstan, and Ulife Media and Production International Limited (“ULife”), a wholly owned subsidiary of BTC KZ, in connection with the restructuring of the payment of consideration under a prior purchase agreement dated February 26, 2025 (see Note 16 for details) involving the acquisition of certain cryptocurrency mining machines (the “Transaction”). As disclosed in Note 15, the Company had agreed to pay to ULife a total of $9,000,000 in cash and 650,000 restricted Class A ordinary shares for the purchase of Equipment. $3,400,000 of the Cash Consideration had been paid as of the date of this report.

Due to regulatory concerns surrounding the issuance of the Share Consideration, the parties mutually agreed to cancel the Share Consideration and restructure the unpaid balance into a secured term loan arrangement. As part of this restructuring, the Company entered into a secured term loan agreement with BTC KZ (the “Loan Agreement”) pursuant to which BTC KZ agreed to lend the Company $31,600,000 (the “Loan”). The Loan bears interest at a rate of 5% per annum, matures on July 24, 2028, and is repayable in equal quarterly installments of $2.85 million beginning September 30, 2025. The Company is also required to prepay the outstanding balance of the Loan with at least 50% of the net proceeds from any public or private equity offering. In connection with the Loan, the Company issued a promissory note to BTC KZ in the principal amount of $31,600,000 (the “Note”). To secure the Company’s obligations under the Loan and the Note, the parties entered into a security agreement granting BTC KZ a first-priority security interest in the Equipment. The Equipment remains hosted in Kazakhstan pursuant to a hosting agreement dated March 20, 2025, between the Company and BTC KZ.

In addition, the Company, BTC KZ, and ULife entered into a redemption and share cancellation agreement (the “Share Cancellation Agreement”) pursuant to which the Share Consideration previously issued to ULife were redeemed and cancelled effective as of August 6, 2025. Following such cancellation, ULife relinquished all ownership and rights in the cancelled shares.

These events occurred subsequent to the reporting period ended June 30, 2025, and are considered non-adjusting subsequent events. Accordingly, no adjustments have been made to the Company’s consolidated financial statements as of and for the year ended June 30, 2025.

August 2025 Securities Purchase Agreement

On August 13, 2025, the Company entered into securities purchase agreements (the “SPA 9”) with certain institutional investors for the purchase and sale of 458,000 Class A ordinary shares (the “Ordinary Shares”) at a purchase price of $14.00 per share, together with warrants to purchase up to 458,000 Ordinary Shares (the “Warrants”) at an initial exercise price of $0.56 per share (the “Offering”). The Warrants will be immediately exercisable and will expire 5 years from the date of issuance. The Warrants may, at any time following the closing of this Offering and in the holders’ sole discretion, be exercised in whole or in part by means of a zero exercise price option, in which the holders will receive two (2) times the number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant, without payment of additional consideration. In addition, the exercise price for the Warrants will be adjusted downward on the first trading day following the closing of this Offering to the price that is equal to 50% of the initial exercise price of the Warrants; and upon each adjustment to the exercise price for the Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Warrants will remain the same. Gross proceeds, before deducting placement agent fees and other Offering expenses, are expected to be approximately $6.4 million.

Concurrently with the execution of the SPA 9, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s Ordinary Shares entered into lock-up agreements, pursuant to which they have agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for thirty (30) days following the closing of the Offering.

In addition, the Company entered into an agreement with certain existing investors holding Convertible Notes issued by the Company in January 2025, pursuant to which such investors have agreed to waive certain rights in consideration of the Company issuing to such investors approximately 0.1 million additional warrants to purchase Ordinary Shares, identical in all respects to the Warrants issued in the Offering.

Upon satisfaction of customary closing conditions, the Offering was consummated on August 14, 2025.

FT Global Capital, Inc. v. Zeta Network Group (Index No. 659090/2025, Supreme Court of the State of New York, New York County)

On October 13, 2025, FT Global Capital, Inc. (“FT Global”) filed a summons and complaint against Zeta Network Group, asserting claims for breach of contract, specific performance, unjust enrichment, and quantum meruit arising from two financing transactions completed in August 2025 (the “August 2025 Financing”) and October 2025 (the “October 2025 Financing”). The complaint alleges, among other things, that the Company breached an exclusivity provision relating to the August 2025 Financing and a twelve-month “tail-rights” clause relating to the October 2025 Financing.

FT Global seeks approximately $538,840 in cash and warrants to purchase 572,500 shares with respect to the August 2025 Financing, and approximately $1,137,515 in cash and warrants to purchase 750,000 shares with respect to the October 2025 Financing, plus attorneys’ fees, costs, and interest. No non-monetary relief other than the alleged warrant issuance has been requested. The Company does not have insurance coverage for this matter.

Following the amendment to the confidential settlement agreement between the parties on October 31, 2025, all issues relating to the August 2025 Financing have been resolved. Only the portion of FT Global’s claim relating to the October 2025 Financing remains pending. Zeta’s answer to the complaint has not yet been filed, and a preliminary conference is scheduled for November 25, 2025.

The Company intends to contest the remaining claim vigorously. Given the early stage of the litigation, management is unable at this time to determine the likelihood of an unfavorable outcome or to reasonably estimate a potential range of loss.

Zeta intends to contest the remaining claim vigorously. Given the early stage of the litigation, we cannot form a conclusion at this time regarding the likelihood of an unfavorable outcome or estimate a range of potential loss.

Placement Agency Agreement

The Company entered into certain placement agency agreement dated August 13, 2025, with Maxim Group LLC, as sole placement agent (the “Placement Agent”). The Company agreed to pay the Placement Agent an aggregate fee equal to 6.5% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $50,000 for the reasonable and accounted fees and expenses of legal counsel.

Shares Reverse Split

Effective August 22, 2025, the Company effected a 25-for-1 reverse share split of its Class A and Class B ordinary shares. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

Payoff Letter Agreement

On September 4, 2025, the Company entered into a Payoff Letter Agreement (the “Agreement”) with each of the holders (the “Holders”) of the Company’s outstanding convertible notes (the “Notes”) originally issued on January 16, 2025 pursuant to that certain Securities Purchase Agreement dated September 27, 2024, as amended. Pursuant to the Agreement, the Company and the Holders agreed to fully and finally settle the remaining outstanding principal balances of the Notes through a one-time conversion into Class A ordinary shares, par value $0.0025 per share (the “Conversion Shares”), at a fixed conversion price of US$1.15 per share.

Settlement Agreement

On September 22, 2025 (“Effective Date”), the Company and FTGC entered into a settlement agreement (“Settlement Agreement”), pursuant to which the Company and FTGC agreed to resolve their differences and settle their dispute regarding the cash and warrants placement agent fees claimed by FTGC. Under the Settlement Agreement, both parties agreed to settle these claims through i) a cash payment of $450,000 (“First Cash Payment”), and ii) the issuance of 14,320 of the Company’s Class A ordinary shares (“Share Issuance”), subject to the Court granting an order authorizing issuance of the securities subject of this paragraph after a hearing pursuant to Section 3(a)(10) of the Securities Act, 15 U.S.C. §77c(a)(10) (the “Section 3(a)(10) Order”). See Note 17 - Commitments and contingencies for details.

On October 31, 2025, the Company and FTGC entered into an amendment to the Settlement Agreement (“Amendment”), pursuant to which both parties agreed that, upon the Company’s lump-sum payment of $950,000 to FTGC, i) the Settlement Agreement and the Amendment shall be deemed fully satisfied and terminated, ii) the Judgement shall be deemed fully satisfied, iii) FTGC shall withdraw and discharge all enforcement instruments or restraints issued in connection with the Judgment, and iv) FTGC shall cease all collection, enforcement, or restraint activity of any kind related to the Judgment or the Settlement Agreement. The release shall include any claims, defenses, or rights arising from or relating to (i) the Company’s financing occurred on or about October 9, 2025, and (ii) the 12-month period of the exclusive placement agent agreement shall remain unaffected and expressly preserved.

October 2025 Securities Purchase Agreement

On October 7, 2025, the Company entered into a securities purchase agreement (the “SPA 10”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 800,000 Class A ordinary shares, par value $0.0025 per share (the “Class A Ordinary Shares”) of the Company (the “Shares”), at a purchase price of $1.00 per share; and (ii) pre-funded warrants to purchase up to 14,200,000 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $ 0.9975 per Pre-Funded Warrant. The Offering closed on October 9, 2025. The Company received approximately $15 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0025 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full. As of the date of this report, the Purchasers have exercised the Pre-Funded Warrants to purchase an aggregate of 800,000 Class A Ordinary Shares, and the Company has issued to the Purchasers 800,000 Class A Ordinary Shares in accordance with the terms of the Pre-Funded Warrants.

In addition, the Company agreed that for a period of forty five (45) calendar days from the closing date of the Offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than the Prospectus Supplement, or on Form S-8 or in connection with any employee benefit plan). In addition, the Company agreed that it will not conduct any sales of Class A Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in SPA 10) for a period of forty-five (45) calendar days from the closing date of the Offering, subject to certain exceptions as described in the SPA 10.

Placement Agency Agreement

On October 7, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $50,000.

October 15, 2025 Securities Purchase Agreement

On October 15, 2025, the Company entered into a securities purchase agreement with certain investors (the “Purchasers”) pursuant to which the Company agreed to issue and sell to each Purchaser in a private placement offering an aggregate of $230,837,060 of the Company’s units (the “Units”), each unit consisting of one Class A ordinary share, par value of $0.0025 per Class A Ordinary Share, and one warrant entitling the Purchaser of a Unit to purchase one Class A Share, at an offering price of $1.7 per Unit. The warrants are immediately exercisable for 60 months after issuance at an exercise price of $2.55 per Share. The gross proceeds of the Offering are payable by 2,000 SolvBTC, a 1:1 wrapped Bitcoin-backed token issued by Solv Protocol, an on-chain Bitcoin reserve providing institutional mechanisms for the productive use of Bitcoin holdings. The Company received aggregated gross proceeds of $230,837,060 from the offering.

Shares Cancellation for Copyright Agreement

On October 15, 2025, the Company cancelled the 90,000 restricted Class A Ordinary Shares, which were issued on February 5, 2025, pursuant to the Copyright Agreement dated January 9, 2025, par value $0.0025 per share, for an aggregate consideration of $8,100,000, in exchange for the 27 pieces of music works created by Nine Star (see Note 15 for details).

The Company evaluates all events and transactions that occur after June 30, 2025 up through the date the Company issues the consolidated financial statements. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.