Form 20-F/A
period 2026-06-30
Zeta Network Group
filed 2026-11-05
CIK 1747661

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow: ☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

Zeta Network Group (“we,” “us,” “the Company” or “our”) is filing this Amendment No. 1 to Form 20-F (the “Form 20-F/A”) to its annual report on Form 20-F for the year ended June 30, 2026 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2026. The Company is filing this Form 20-F/A solely to include the Company’s Compensation Recovery Policy as Exhibit 97.1, which was initially filed as Exhibit 97.1 on the Company’s annual report on Form 20-F for the year ended June 30, 2024, and which is incorporated herein by reference.

In addition, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s Chief Executive Officer and Chief Financial Officer are filed herewith as exhibits to this Form 20-F/A, under Item 19 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. Because no financial statements have been included in this Form 20-F/A and this Form 20-F/A does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Form 20-F/A.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report and this Form 20-F/A are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Tenth Amended and Restated Memorandum and Articles of Association, effective July 27, 2026 (Incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed with the SEC on September 14, 2026)
2.1**	Description of Securities Registered under Section 12 of the Exchange Act
4.1	Note Exchange Agreement, by and among Color Star Technology Co., Ltd. and a Holder of October 2024 Notes, dated November 25, 2024 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on November 26, 2024)
4.2	Registered Senior Convertible Note, by and among Color Star Technology Co., Ltd. and a Holder of October 2024 Notes (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on November 26, 2024)
4.3	Form of November Note (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on November 26, 2024)
4.4	Director Agreement by and between Shaikh Humaid Abdulla Rashed Ahmed Almualla and Color Star Technology Co., Ltd., dated December 23, 2024 (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on December 23, 2024)
4.5	Series B Ordinary Share Purchase Warrant, dated January 16, 2025 (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on January 17, 2025)
4.6	Form of New Note (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on January 17, 2025)
4.7	Form of Director Offer Letter (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 18, 2025)
4.8	Purchase and Sale Agreement, by and among BTC KZ, Model Queen Limited and Color Star Technology Co., Ltd., dated February 26, 2025 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K dated March 20, 2025)
4.9	Employment Agreement, dated May 30, 2025, by and between Samantha Huang and Zeta Network Group (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on May 30, 2025)
4.10	Secured Term Loan Agreement, dated July 25, 2025, by and between Color Star Technology Co., Ltd. and BTC KZ (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on August 6, 2025)
4.11	Promissory Note, dated July 25, 2025, by and between Color Star Technology Co., Ltd. and BTC KZ (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on August 6, 2025)
4.12	Security Agreement, dated July 25, 2025, by and between Color Star Technology Co., Ltd. and BTC KZ (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on August 6, 2025)
4.13	Redemption and Share Cancellation Agreement, dated July 25, 2025, by and among Color Star Technology Co., Ltd., BTC KZ and Ulife Media and Production International Limited (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on August 6, 2025)
4.14	Lock-up Agreement in connection with the August 2025 offering (Incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on August 18, 2025)
4.15	Waiver Agreement in connection with the August 2025 offering (Incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K filed with the SEC on August 18, 2025)
4.16	2025 Equity Incentive Plan of Color Star Technology Co., Ltd. (Incorporated by reference to Exhibit 10.1 of the Company’s Form S-8 filed with the SEC on August 25, 2025)
4.17	Director Offer Letter (Incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on September 24, 2025)
4.18	Strategic Partnership Agreement, dated October 3, 2025 by and between Zeta Network Group and SOLV Foundation (Incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on October 7, 2025)
4.19	Pre-Funded Ordinary Share Purchase Warrant in connection with the October 2025 offering (Incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on October 14, 2025)
4.20	Form of Class A Ordinary Shares Purchase Warrant in connection with the October 2025 private placement (Incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on October 20, 2025)

4.21	Amendment No. 2 to Securities Purchase Agreement, dated as of January 16, 2025 (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on January 17, 2025).
4.22	Amendment to Securities Purchase Agreement by and between Color Star Technology Co., Ltd. and certain Purchasers, dated November 25, 2024 (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on November 26, 2024).
4.23	Securities Purchase Agreement by and between Zeta Network Group and certain Purchasers, dated August 13, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on August 18, 2025).
4.24	Letter Agreement by and between Maxim Group, LLC, as Placement Agent, and Zeta Network Group, dated August 13, 2025 (incorporated by reference to Exhibit 99.5 of the Company’s Form 6-K filed with the SEC on August 18, 2025)
4.25	Placement Agency Agreement by and between Univest Securities, LLC and Zeta Network Group, dated October 7, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on October 14, 2025)
4.26	Securities Purchase Agreement by and between Zeta Network Group and certain Purchasers, dated October 7, 2025 (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K filed with the SEC on October 14, 2025)
4.27	Securities Purchase Agreement by and among Zeta Network Group and certain Purchasers, dated October 15, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on October 20, 2025)
4.28	2026 Equity Incentive Plan of Zeta Network Group (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K filed with the SEC on January 13, 2026).
4.29	Securities Purchase Agreement by and among Zeta Network Group and certain institutional investors, dated March 10, 2026 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on March 13, 2026)
4.30	Placement Agency Agreement by and between Maxim Group LLC and Zeta Network Group, dated March 10, 2026 (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on March 13, 2026)
4.31	Form of Senior 10% Original Issue Discount Convertible Promissory Note, dated March 10, 2026 (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the SEC on March 13, 2026)
4.32	Form of Warrant, dated March 10, 2026 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K filed with the SEC on March 13, 2026)
4.33	Securities Purchase Agreement by and among Zeta Network Group and certain Purchasers, dated July 29, 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on July 30, 2026).
4.34	Form of Class A Ordinary Shares Purchase Warrant in connection with the private placement that closed in August 2026 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on July 30, 2026)
4.35	Form of Warrant in connection with the August 2025 offering (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on August 18, 2025)
4.36	Form of Payoff Letter Agreement, dated September 4, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K filed with the SEC on September 4, 2025)
8.1**	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)
12.1**	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.4*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Audit Alliance LLP
15.2**	Consent of Assentsure PAC
97.1

Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2024, filed with the SEC on October 17, 2024)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Previously filed with the Annual Report on Form 20-F filed with the SEC on October 19, 2026.

***	Previously furnished with the Annual Report on Form 20-F filed with the SEC on October 19, 2026.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZETA NETWORK GROUP

/s/ Xiao Wen “Samantha” Huang
	Name:	Xiao Wen “Samantha” Huang
	Title:	Chief Executive Officer

Date: November 5, 2026

3